    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          CLASSIC COMMUNICATIONS, INC.
             (Exact name of Registrant as Specified in Its Charter)
                             ---------------------

             DELAWARE                             4841                            74-2630019
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)           Identification Number)

               515 CONGRESS AVENUE, SUITE 2626, AUSTIN, TX 78701
                                 (512) 476-9095
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                               J. MERRITT BELISLE
                            CHIEF EXECUTIVE OFFICER
                        515 CONGRESS AVENUE, SUITE 2626
                                AUSTIN, TX 78701
                                 (512) 476-9095
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                             ---------------------
                                   Copies to:

                  PETER C. KRUPP                                     KIRK A. DAVENPORT
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)                    LATHAM & WATKINS
               333 WEST WACKER DRIVE                                 885 THIRD AVENUE
                 CHICAGO, IL 60606                               NEW YORK, NEW YORK 10022
                  (312) 407-0700                                      (212) 906-1284

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                       AGGREGATE OFFERING           AMOUNT OF
                SECURITIES TO BE REGISTERED                          PRICE(1)             REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $0.01 per share.............       $201,250,000               $55,948
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 Subject to Completion. Dated October 19, 1999.

                                            Shares

                         [CLASSIC COMMUNICATIONS LOGO]

                              Class A Common Stock
                             ---------------------

     This is an initial public offering of shares of Class A common stock of Classic Communications, Inc. This prospectus relates to an offering of
          shares in the United States. In addition,           shares are being
offered outside the United States in an international offering. Classic is
offering                of the shares to be sold in the offering.

     Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price
per share will be between $          and $          . We intend to apply to have
the Class A common stock included for quotation on the Nasdaq National Market under the symbol "CLSC".

     See "Risk Factors" beginning on page 14 to read about certain factors you should consider before buying shares of the Class A common stock.
                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                           PER SHARE       TOTAL
                                                           ---------       -----
Initial public offering price............................   $           $
Underwriting discount....................................   $           $
Proceeds, before expenses, to Classic....................   $           $

     To the extent that the U.S. underwriters sell more than      shares of
Class A common stock, the U.S. underwriters have the option to purchase up to an
additional           shares from                               at the initial
public offering price less the underwriting discount. The international
underwriters may similarly purchase up to an additional      shares. Classic
will not receive any of the proceeds from the sale of the shares by
                              .
                             ---------------------

     The underwriters expect to deliver the shares in New York, New York on , 1999.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                          DONALDSON, LUFKIN & JENRETTE
                             ---------------------

                      Prospectus dated             , 1999.

                  [Map of the United States marked to indicate
                          location of cable systems.]

                                    SUMMARY

     The following summary is intended to highlight certain information contained elsewhere in this prospectus. This summary is not intended to be a complete statement of all material facts of the offering and is qualified in its entirety by the more detailed information and historical and pro forma financial information, including the notes relating to that information, appearing elsewhere in this prospectus. Except as otherwise required by the context, the information presented in this prospectus concerning Classic and its business gives effect to (1) the completed acquisition of Buford Group, Inc. by our subsidiary, Classic Cable, Inc. and the related financing; (2) other acquisitions completed by either Classic or Buford prior to the date of this prospectus; (3) the pending acquisition of substantially all of the assets of Star Cable Associates by a subsidiary of Classic Cable and the related financing; (4) the partial redemption of Classic Cable's 2008 Subordinated Notes and the related financing; (5) the reclassification of our common stock into Class A common stock, Class B common stock and nonvoting common stock; (6) the conversion of all outstanding shares of our voting common stock into Class B common stock on a one-for-one basis; and (7) the offering contemplated in this prospectus. Reference should be made to the "Selected Historical Consolidated Financial Data -- Classic Communications, Inc." and "Selected Historical Consolidated Financial Data -- Buford Group, Inc." and "Unaudited Pro Forma Consolidated Financial Information" for the definition of certain financial terms appearing throughout this prospectus. As used in this prospectus, the terms "Classic," "we," "us" and "our" refer to Classic Communications, Inc. and the term "Classic Cable" refers to our subsidiary "Classic Cable, Inc."

                                  OUR BUSINESS

     We are a growth oriented cable operator focused on non-metropolitan markets in the United States. We have experienced growth in subscribers, revenues and cash flows, primarily through the successful execution and integration of over 20 acquisitions of cable systems primarily clustered in nine contiguous states. Pro forma for the pending acquisition of Star Cable Associates and assuming completion of other recently publicly announced transactions by other companies in the cable television industry, we believe we are the 14th largest cable operator in the United States. Our systems pass approximately 707,000 homes and serve approximately 416,000 basic subscribers.

     Through the acquisition of clustered non-metropolitan cable systems, and by upgrading these cable systems, we are building a regional platform for the delivery of digital cable and high-speed Internet access to the homes and businesses of our customers. We believe that our strategy combines the attractive characteristics of the non-metropolitan cable market segment with the growth opportunity of broadband services and the Internet. The combination of attractive market characteristics and the successful execution of our acquisition strategy has enabled us to achieve high growth rates and attractive EBITDA margins.

                                  OUR STRATEGY

     Our business strategy is to:

     - FOCUS ON ATTRACTIVE NON-METROPOLITAN MARKETS: We plan to continue to focus on growing communities in or around county seats, which generally tend to have more robust household growth, higher income per household and a stronger business foundation than do other non-metropolitan markets.

     - EXPAND AND IMPROVE CLUSTERS THROUGH SELECTIVE ACQUISITIONS: We plan to continue to leverage our experience in acquiring and integrating cable systems by continuing our acquisition growth strategy when attractive cable systems are available for acquisition at reasonable valuations.

     - FOCUS ON COMMUNITY RELATIONS AND CUSTOMER SATISFACTION: We plan to maintain and enhance our relationships with the local communities in which we operate and utilize our state-of-the-art call centers to complement our existing service to our customers.

     - INCREASE THE REVENUE-GENERATING BANDWIDTH OF OUR CABLE PLANT: We plan to continue to upgrade our cable plant aggressively and systematically, utilizing the most cost-effective and appropriate technology.

     - IMPLEMENT OUR BROADBAND SERVICES: We plan to continue to offer enhanced video services and to selectively expand our high-speed Internet access offerings, a move which we believe will improve our competitiveness and increase our revenues and cash flows.

                         RAPIDLY CONSOLIDATING INDUSTRY

     Consolidation in the cable industry over the past three years has been driven by the benefits derived from scale, including operating efficiencies, increased advertising sales and the ability to deploy new broadband applications efficiently. This consolidation has accelerated recently with the emergence of the Internet as a mass medium for disseminating information, entertainment and commerce. We believe that cable companies are the leaders in the race to become the high-speed data service providers of choice to the consumer. Recent investments and acquisitions by AT&T, Microsoft, and Charter Communications have validated cable's position as a preferred broadband solution.

     While this consolidation has taken place primarily among large-scale metropolitan operators, attention has expanded recently to non-metropolitan markets. Smaller independent operators understand the value created through consolidation and are beginning to make themselves available to be merged or acquired. Additionally, metropolitan focused consolidators are beginning to sell their non-metropolitan area systems. We believe that these circumstances create an opportunity for us to continue and accelerate our focused strategy to consolidate attractive non-metropolitan cable assets.

                             PROVEN MANAGEMENT TEAM

     J. Merritt Belisle, our Chief Executive Officer, and Steven E. Seach, our President and Chief Financial Officer, founded Classic in 1992 and have assembled a management team with significant experience operating cable television systems and providing quality customer service to cable subscribers. Messrs. Belisle and Seach have 20 years of collective experience in acquiring, operating, integrating and developing cable television systems and have worked together for over ten years.

     As a result of the Buford acquisition, our management team has been further enhanced by the addition of several key members of Buford's management team, including Ron Martin, who became our Executive Vice President of Operations, and Kay Monigold, who became our Executive Vice President of Administration. Mr. Martin and Ms. Monigold have been in the cable industry for over 25 years and 18 years respectively.

     Upon completion of this offering, members of our management team will
collectively own or have the right to acquire approximately      % of our Class
A common stock and      % of our Class B common stock. Up to an additional
     % of our Class A common stock and      % of our Class B common stock have
been set aside for issuance to management pursuant to options granted to them.

                             THE BUFORD ACQUISITION

     On July 28, 1999, our subsidiary Classic Cable acquired Buford Group, Inc., which operates cable television systems in Arkansas, Louisiana, Missouri and Texas, for approximately $300 million in cash. The Buford cable systems served approximately 172,000 basic subscribers and, we believe, represented an excellent geographic and strategic fit with our other cable systems. In addition, we believe that the Buford acquisition provided other benefits, including an opportunity to reduce programming costs, consolidate headends and enhance customer service. The Buford acquisition was financed through a $350.0 million credit facility and the issuance of $150.0 million of Classic Cable's senior subordinated notes due 2009. See "Description of Certain Indebtedness." In addition, we contributed approximately $95.7 million in cash to Classic Cable pursuant to the Brera Classic equity investment. See "--The Brera Classic Equity Investment."

                      THE BRERA CLASSIC EQUITY INVESTMENT

     In connection with the Buford acquisition, we received $100.0 million from Brera Classic, L.L.C., $95.7 million of which we contributed in cash to Classic Cable, $3.3 million of which was paid to Brera Classic pursuant to management and advisory fee agreements, and $750,000 of which was paid to Brera Classic to reimburse Brera Classic for certain of its fees and expenses incurred in connection with the Brera Classic equity investment. This equity investment was financed through the sale of our common stock to Brera Classic. Brera Classic is an indirect subsidiary of Brera Capital Partners Limited Partnership. Brera Capital Partners is a $650 million private equity investment fund based in New York that invests in a very limited number of companies in a few selected industries, including telecommunications and media. Upon completion of this offering, Brera Classic will own approximately % of the outstanding capital
stock of Classic, representing a      % voting interest, subject to dilution in
connection with the issuance of options to certain members of our management team. Certain investors hold an approximately 19.9% non-voting equity interest in Brera Classic, including a 9.0% non-voting equity interest held by affiliates of Goldman Sachs, one of our underwriters. See "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders."

                              THE STAR ACQUISITION

     On October 14, 1999, a subsidiary of Classic Cable entered into an agreement to purchase substantially all the assets of Star Cable Associates, which operates cable television systems in Texas, Louisiana and Ohio, for an aggregate purchase price of approximately $110 million in cash and 555,555 shares of Class A common stock. The Star cable systems serve approximately 57,000 subscribers and represent a continuation of our clustering strategy. In addition, we believe that the Star cable acquisition provides further benefits in the form of headend consolidation opportunities. We expect the Star acquisition to be consummated in the first quarter of 2000 and to be financed with part of the proceeds from this offering and additional borrowings under our bank credit facilities. This offering is not conditioned upon the closing of the Star acquisition and the Star acquisition is not conditioned upon the closing of this offering.

                                  THE OFFERING

Total Class A common stock offered:
  U.S. offering.............................................
  International offering....................................
                                                               -----------
          Total(1)..........................................
                                                               ===========
Shares of common stock to be outstanding after the offering:
  Class A common stock......................................
  Class B common stock(2)...................................
                                                               -----------
          Total(1)..........................................
                                                               ===========

(1) If the underwriters exercise their over-allotment option in full, the total number of shares of Class A common stock offered and the total number of shares of Class A common stock outstanding after the offering will be
                and             , respectively.

(2) Shares of Class B common stock are convertible into shares of Class A common stock at any time on a one-for-one basis. If, immediately following the offering, Brera Classic converted its Class B common stock into Class A
    common stock, it would own approximately      % of our Class A common stock
    or      % if the underwriters exercise their over-allotment option in full.
    See "Description of Capital Stock."

Use of Proceeds............  We will use the proceeds from this offering to repay a portion of our indebtedness and finance part of the Star acquisition. See "Use of Proceeds."

Voting Rights..............  Each share of Class A common stock entitles the holder to one vote. Each share of Class B common stock entitles the holder to ten votes. Each share of Class B common stock will automatically convert into a share of Class A common stock upon transfer to anyone other than a "Permitted Transferee." See "Description of Capital Stock."

Control by Brera...........  Brera Classic will own      % of the outstanding
                             shares of Classic's Class B common stock following
                             the offering or      % if the underwriters exercise
                             their overallotment option in full. Through its
                             ownership of our Class B common stock, Brera
                             Classic will control approximately      % of the
                             total voting power of all of our capital stock
                             after the offering or      % of the total voting
                             power if the underwriters exercise their
                             over-allotment option in full. In addition, as the
                             owner of approximately      % of the Class B common
                             stock, Brera Classic will be able to elect a majority of the members of our board of directors and will have the power to amend provisions in our certificate of incorporation relating to activities in which we may engage. See "Risk Factors -- Brera
                             Classic has the ability to control matters on which Classic's stockholders may vote," "Certain
                             Relationships and Related Transactions -- 1999
                             Stockholders' Agreement" and "Description of
                             Capital Stock."

Proposed Nasdaq National
  Market Symbol............  "CLSC."

                                  RISK FACTORS

     You should consider carefully the information set forth under the caption "Risk Factors" beginning on page 14 and all the other information set forth in this prospectus before deciding whether to invest in our Class A common stock.
                            ------------------------

     Our principal executive offices are located at 515 Congress Avenue, Suite 2626, Austin, Texas 78701. Our telephone number is (512) 476-9095, and our Internet Web site is www.classic-cable.com. The information on our Web site is not a part of this prospectus.

                 SUMMARY PRO FORMA FINANCIAL AND OPERATING DATA

     The following table presents summary pro forma financial and operating data about us. The unaudited pro forma data give effect to (1) the completed acquisition of Buford Group, Inc. by our subsidiary, Classic Cable, Inc. and the related financing, (2) other acquisitions completed by either Classic or Buford prior to the date of this prospectus, (3) the pending acquisition of substantially all of the assets of Star by a subsidiary of Classic Cable and the related financing, (4) the partial redemption of Classic Cable's 2008 Subordinated Notes and the related financing, (5) the reclassification of our common stock into Class A common stock, Class B common stock and nonvoting common stock, (6) the conversion of all outstanding shares of our voting common stock into Class B common stock on a one-for-one basis and (7) the offering contemplated in this prospectus as if all of these transactions had been consummated on January 1, 1998 in the case of the income statement and other financial data and on June 30, 1999 with respect to the balance sheet data. The pro forma data have been derived from the Unaudited Pro Forma Consolidated Financial Information of Classic, which is included elsewhere in this prospectus. The unaudited pro forma data do not purport to be indicative of the results that would have been obtained had such transactions been completed as of the assumed dates and for the periods presented nor are they necessarily indicative of results that may be obtained in the future. You should read this information together with "Selected Historical Consolidated Financial
Data -- Classic Communications, Inc.," "Selected Historical Consolidated Financial Data -- Buford Group, Inc.," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Classic's, Buford's and Star's consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

                                                                                   SIX MONTHS
                                                                 YEAR ENDED           ENDED
                                                              DECEMBER 31, 1998   JUNE 30, 1999
                                                              -----------------   -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                    AND SUBSCRIBER DATA)
INCOME STATEMENT DATA:
Revenues....................................................      $ 168,344         $  90,118
Costs and expenses..........................................        107,233            51,673
Depreciation and amortization...............................         82,234            42,978
                                                                  ---------         ---------
Operating loss..............................................        (21,123)           (4,533)
Interest expense............................................        (43,201)          (21,660)
Other income (expense)......................................           (730)              (47)
                                                                  ---------         ---------
Loss before income tax benefit..............................        (65,054)          (26,240)
Income tax benefit..........................................          2,156               210
                                                                  ---------         ---------
Net loss....................................................      $ (62,898)        $ (26,030)
                                                                  =========         =========
BALANCE SHEET DATA:
Total cash and cash equivalents.............................             --         $   7,368
Total assets................................................             --           697,448
Total debt..................................................             --           478,707
Total liabilities...........................................             --           507,570
Total stockholders' equity..................................             --           189,878

                                                                                   SIX MONTHS
                                                                 YEAR ENDED           ENDED
                                                              DECEMBER 31, 1998   JUNE 30, 1999
                                                              -----------------   -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                    AND SUBSCRIBER DATA)
OTHER FINANCIAL DATA:
Cash flows from operating activities........................      $  38,402         $  20,835
Cash flows from investing activities........................       (509,603)          (17,518)
Cash flows from financing activities........................        481,837               653
Adjusted EBITDA(1)..........................................         70,107(2)         38,333(2)
Adjusted EBITDA margin(3)...................................           41.6%             42.5%
Ratio of net debt to annualized Adjusted EBITDA(4)..........             --               6.1
Basic and diluted loss per share............................
Capital expenditures........................................      $  37,840         $  17,017
Deficiency of earnings to fixed charges(5)..................        (65,054)          (26,240)
OPERATING DATA:
Homes passed(6).............................................        693,753           706,724
Basic subscribers(7)........................................        409,606           415,765
Basic penetration(8)........................................           59.0%             58.8%
Digital subscribers.........................................          1,454             3,276
Premium subscribers(9)......................................        219,391           210,660
Premium penetration(10).....................................           53.6%             50.7%
Average monthly basic revenue per basic subscriber(11)......      $   27.82         $   30.50
Average monthly total revenue per basic subscriber(12)......      $   33.21         $   36.17

---------------

 (1) Adjusted EBITDA is defined as operating income (loss) plus depreciation and amortization plus non-cash operating charges. Non-cash operating charges consist of Classic's compensation on restricted stock of $1,108,000 and $663,000 as well as Buford's compensation relating to stock appreciation rights of $7,888,000 and a credit of $(775,000) for the periods ended December 31, 1998 and June 30, 1999, respectively. Adjusted EBITDA is presented because management believes it is a widely accepted financial indicator of a company's ability to incur and service debt. We believe that Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity, is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Adjusted EBITDA measures presented may not be comparable to similarly titled measures presented by other companies.

 (2) Adjusted EBITDA for 1998 was reduced by $775,000 of fees paid to certain members of the executive management team in connection with completed acquisition and financing transactions. Without these fees, Adjusted EBITDA would have been $70,882,000. Adjusted EBITDA for the period ended June 30, 1999 was reduced by $425,000 of costs associated with Star's Deferred Equity Bonus Plan payable upon the sale of cable systems. Without these fees, Adjusted EBITDA would have been $38,758,000.

 (3) Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenues. This measurement is used by management, and is commonly used in the cable television industry, to analyze and compare cable television companies on the basis of operating performance. We believe that Adjusted EBITDA margin is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as prepared in accordance with generally accepted accounting principles. Adjusted EBITDA measures presented may not be comparable to similarly titled measures presented by other companies.

 (4) Net debt represents total debt less total cash and cash equivalents. Annualized Adjusted EBITDA represents Adjusted EBITDA for the last completed two fiscal quarters multiplied by two.

 (5) Deficiency of earnings consists of loss before income tax benefit and extraordinary loss. Fixed charges consist of interest expense and the interest portion of rental expense.

 (6) Homes passed refers to estimates by us of the approximate number of dwelling units in a particular community that can be connected to our cable television distribution system without any further extension of principal transmission lines.

 (7) A home with one or more television sets connected to a cable system is counted as one basic subscriber. Bulk accounts are included on an equivalent basic unit basis in which the total monthly bill for the account is divided by the basic monthly charge for a single outlet in the area.

 (8) Penetration is calculated as the number of basic subscribers as a percentage of homes passed.

 (9) For the Classic and Star systems, premium subscribers are the number of subscribers who pay a monthly fee for premium channels. Multiplexing of premium channels is counted as one subscriber. For the Buford systems, multiplexing of premium channels is counted as one subscriber for each premium channel received.

(10) Premium penetration is calculated as the number of premium subscribers as a percentage of basic subscribers.

(11) Average monthly basic revenue per basic subscriber equals revenues from basic subscriptions of cable systems during the respective period divided by the months in the period and divided by the weighted average number of our basic subscribers for the respective period.

(12) Average monthly total revenue per basic subscriber equals total revenues of cable systems during the respective period divided by the months in the period and divided by the weighted average number of our basic subscribers for such respective period.

               SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA --
                          CLASSIC COMMUNICATIONS, INC.

     The following table presents summary historical financial and operating data about Classic. You should read this information together with "Selected Historical Consolidated Financial Data -- Classic Communications, Inc.," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Classic's consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

                                                                                     SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                              ------------------------------     -------------------
                                                1996       1997       1998         1998       1999
                                                ----       ----       ----         ----       ----
                                               (IN THOUSANDS, EXCEPT PER SHARE AND SUBSCRIBER DATA)
INCOME STATEMENT DATA:
Revenues....................................  $ 59,821   $ 60,995   $ 69,802     $ 32,214   $ 39,286
Costs and expenses..........................    33,553     36,555     42,070       19,038     22,760
Depreciation and amortization...............    27,510     27,832     30,531       14,169     18,096
                                              --------   --------   --------     --------   --------
Operating loss..............................    (1,242)    (3,392)    (2,799)        (993)    (1,570)
Interest expense............................   (20,633)   (21,299)   (24,442)     (10,497)   (14,992)
Gain on sale of cable systems...............     4,901      3,644         --           --         --
Write-off of abandoned telephone
  operations................................    (2,994)      (500)      (220)          --         --
Other income (expense)......................        --         71        192           64         15
                                              --------   --------   --------     --------   --------
Loss before income tax benefit and
  extraordinary loss........................   (19,968)   (21,476)   (27,269)     (11,426)   (16,547)
Income tax benefit..........................     6,802      7,347      1,930        1,041         --
Extraordinary loss..........................        --         --     (5,524)          --         --
                                              --------   --------   --------     --------   --------
Net loss....................................  $(13,166)  $(14,129)  $(30,863)    $(10,385)  $(16,547)
                                              ========   ========   ========     ========   ========
BALANCE SHEET DATA:
Total cash and cash equivalents.............  $    653   $    616   $  2,779                $    638
Total assets................................   245,922    220,162    254,604           --    243,576
Total debt..................................   197,504    191,990    282,842           --    288,292
Total liabilities...........................   219,232    206,643    301,392           --    306,248
Total redeemable preferred stock............    22,726     26,705         --           --         --
Total stockholders' equity..................     3,965    (13,186)   (46,788)          --    (62,672)
OTHER FINANCIAL DATA:
Cash flows from operating activities........  $  7,933   $  7,892   $ 14,262        4,666      5,727
Cash flows from investing activities........     3,387     (1,341)   (57,245)      (4,219)    (8,521)
Cash flows from financing activities........   (12,155)    (6,588)    45,146          756        653
Adjusted EBITDA(1)..........................    27,326     25,498(2)   28,840(3) $ 13,652   $ 17,189
Adjusted EBITDA margin(4)...................      45.7%      41.8%      41.3%        42.4%      43.8%
Ratio of net debt to annualized Adjusted
  EBITDA(5).................................        --         --         --           --        8.4x
Basic and diluted loss per common share
  before extraordinary item.................  $  (7.30)  $  (7.53)  $ (11.43)    $  (5.09)  $  (5.85)
Basic and diluted loss per common share.....  $  (7.30)  $  (7.53)  $ (13.55)    $  (5.09)  $  (5.85)
Capital expenditures........................  $  8,212   $ 10,135   $ 13,759     $  4,201   $  8,008
Deficiency of earnings to fixed
  charges(6)................................   (19,968)   (21,476)   (27,269)    $(11,426)  $(16,547)

                                                                                     SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                              ------------------------------     -------------------
                                                1996       1997       1998         1998       1999
                                                ----       ----       ----         ----       ----
                                               (IN THOUSANDS, EXCEPT PER SHARE AND SUBSCRIBER DATA)
OPERATING DATA (END OF PERIOD, EXCEPT
  AVERAGE):
Homes passed(7).............................   259,181    254,649    296,995      254,449    293,478
Basic subscribers(8)(9).....................   171,657    165,737    188,871      163,243    185,170
Basic penetration(9)(10)....................      66.2%      65.1%      63.6%        64.2%      63.1%
Digital subscribers.........................        --         --        200           --      1,480
Premium subscribers(11).....................    62,458     63,819     71,702       63,389     67,501
Premium penetration(12).....................      36.4%      38.5%      38.0%        38.8%      36.5%
Average monthly basic revenue per basic
  subscriber(13)............................  $  22.77   $  25.22   $  27.87     $  27.42   $  29.35
Average monthly total revenue per basic
  subscriber(14)............................  $  27.68   $  30.14   $  33.24     $  32.55   $  34.85

---------------

 (1) Adjusted EBITDA is defined as operating loss plus depreciation and amortization plus non-cash operating charges. Non-cash operating charges for the years ended December 31, 1996, 1997 and 1998 and the six month periods ended June 30, 1998 and 1999 related to compensation on restricted stock and were $1,058,000, $1,058,000, $1,108,000, $476,000 and $663,000,
     respectively. Adjusted EBITDA is presented because we believe it is a widely accepted financial indicator of a company's ability to incur and service debt. We believe that Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity, is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Adjusted EBITDA measures presented may not be comparable to similarly titled measures presented by other companies.

 (2) Adjusted EBITDA for 1997 was reduced by legal, consultant and other one-time non-recurring fees totaling $1,411,000 incurred in connection with the settlement of certain claims that arose in conjunction with divorce proceedings of one of our officers as well as $400,000 in fees paid to certain members of our management team in connection with completed acquisition and divestiture transactions. Without these fees, Adjusted EBITDA would have been $27,309,000.

 (3) Adjusted EBITDA for 1998 was reduced by $775,000 of one-time non-recurring fees paid to certain members of our executive management team in connection with completed acquisition and financing transactions. Without these fees, Adjusted EBITDA would have been $29,615,000.

 (4) Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenues. This measurement is used by us, and is commonly used in the cable television industry, to analyze and compare cable television companies on the basis of operating performance. We believe that Adjusted EBITDA margin is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as prepared in accordance with generally accepted accounting principles. Adjusted EBITDA measures presented may not be comparable to similarly titled measures presented by other companies.

 (5) Net debt represents total debt less total cash and cash equivalents. Annualized Adjusted EBITDA represents Adjusted EBITDA for the last completed two fiscal quarters multiplied by two.

 (6) Deficiency of earnings consists of loss before income tax benefit and extraordinary loss. Fixed charges consist of interest expense and the interest portion of rental expense.

 (7) Homes passed refers to estimates by us of the approximate number of dwelling units in a particular community that can be connected to our cable television distribution system without any further extension of principal transmission lines.

 (8) A home with one or more television sets connected to a cable system is counted as one basic subscriber. Bulk accounts are included on an equivalent basic unit basis in which the total monthly bill for the account is divided by the basic monthly charge for a single outlet in the area. End of period basic and premium subscribers are net of system sales that occurred during 1996 and 1997.

 (9) End of period subscribers reflect asset sales that were consummated during the third quarter of 1996 and the second quarter of 1997.

(10) Penetration is calculated as the number of basic subscribers as a percentage of homes passed.

(11) Premium subscribers are the number of subscribers who pay a monthly fee for premium channels. Multiplexing of premium channels is counted as one subscriber.

(12) Premium penetration is calculated as the number of premium subscribers as a percentage of basic subscribers.

(13) Average monthly basic revenue per basic subscriber equals revenues from basic subscriptions of cable systems during the respective period divided by the months in the period and divided by the weighted average number of our basic subscribers for the respective period.

(14) Average monthly total revenue per basic subscriber equals total revenues of cable systems during the respective period divided by the months in the period and divided by the weighted average number of our basic subscribers for the respective period.

     SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA -- BUFORD GROUP, INC.

     The following table presents summary historical financial and operating data about Buford. You should read this information together with "Selected Historical Consolidated Financial Data -- Buford Group, Inc.," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Buford's consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                   YEAR ENDED DECEMBER 31,            JUNE 30,
                                                ------------------------------   -------------------
                                                  1996       1997       1998       1998       1999
                                                  ----       ----       ----       ----       ----
                                                       (IN THOUSANDS, EXCEPT SUBSCRIBER DATA)
INCOME STATEMENT DATA:
Revenues......................................  $ 49,561   $ 58,136   $ 70,475   $ 32,943   $ 38,398
Costs and expenses............................    32,932     40,858     51,168     24,547     22,433
Depreciation and amortization.................    17,175     17,753     21,399     10,137     12,105
                                                --------   --------   --------   --------   --------
Operating income (loss).......................      (546)      (475)    (2,092)    (1,741)     3,860
Interest expense..............................    (5,345)    (5,787)    (7,919)    (3,681)    (4,095)
Gain on sale of cable systems.................     5,418         --         --         --         --
Other income (expense)........................       344        859       (221)        73        (78)
                                                --------   --------   --------   --------   --------
Loss before income taxes and cumulative effect
  of change in accounting principle...........      (129)    (5,403)   (10,232)    (5,349)      (313)
Income tax benefit (expense)..................       (94)       315        226        (25)       210
Cumulative effect of change in accounting
  principle, net of taxes.....................        --         --         --         --       (207)
                                                --------   --------   --------   --------   --------
Net loss......................................  $   (223)  $ (5,088)  $(10,006)  $ (5,374)  $   (310)
                                                ========   ========   ========   ========   ========
BALANCE SHEET DATA:
Total assets..................................  $117,676   $143,932   $175,953         --   $166,602
Total debt....................................    60,053     85,000    118,000         --    112,000
Total liabilities.............................    69,182     97,008    131,147         --    122,881
Total stockholders' equity....................    48,493     46,924     44,806         --     43,721
OTHER FINANCIAL DATA:
Cash flows from operating activities..........  $ 13,628   $ 16,872   $ 20,334   $  8,470   $  8,527
Cash flows from investing activities..........   (20,289)   (39,683)   (53,151)   (40,969)    (7,540)
Cash flows from financing activities..........   (10,927)    24,947     32,830     30,000     (6,000)
Adjusted EBITDA(1)............................    18,087     20,797     27,195     11,946     15,190
Adjusted EBITDA margin(2).....................      36.5%      35.8%      38.6%      36.3%      39.6%
Capital expenditures..........................  $ 15,593   $ 22,042   $ 20,469   $ 10,980   $  7,540
Deficiency of earnings to cover fixed
  charges(3)..................................      (129)    (5,403)   (10,232)    (5,349)      (313)
OPERATING DATA (END OF PERIOD, EXCEPT
  AVERAGE):
Homes passed(4)...............................   234,994    270,430    315,629    307,974    315,629
Basic subscribers(5)..........................   131,148    143,829    172,557    172,923    173,799
Basic penetration(6)..........................      55.8%      53.2%      54.7%      56.2%      55.1%
Digital subscribers...........................        --         65      1,254        604      1,580
Premium subscribers(7)........................    92,247     99,644    122,404    122,668    122,268
Premium penetration(8)........................      70.3%      69.3%      70.9%      70.9%      70.4%
Average monthly basic revenue per basic
  subscriber(9)...............................  $  24.80   $  26.31   $  28.17   $  28.27   $  30.94
Average monthly total revenue per basic
  subscriber(10)..............................  $  32.05   $  33.68   $  35.64   $  33.52   $  37.84

---------------

 (1) Adjusted EBITDA is defined as operating income (loss) plus depreciation and amortization plus non-cash operating charges. Non-cash operating charges for the years ended December 31, 1996, 1997 and 1998 and the six month periods ended June 30, 1998 and 1999 related to employee stock compensation were $1,458,000, $3,519,000, $7,888,000, $3,550,000 and a credit of
     ($775,000), respectively. Adjusted EBITDA is presented because we believe it is a widely accepted financial indicator of a company's ability to incur and service debt. We believe that Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash provided by operations as a measure of liquidity, is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Adjusted EBITDA measures presented may not be comparable to similarly titled measures presented by other companies.

 (2) Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenues. This measurement is used by us, and is commonly used in the cable television industry, to analyze and compare cable television companies on the basis of operating performance. We believe that Adjusted EBITDA margin is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as prepared in accordance with generally accepted accounting principles. Adjusted EBITDA measures presented may not be comparable to similarly titled measures presented by other companies.

 (3) Deficiency of earnings consists of loss before income tax benefit (expense) and cumulative effect of change in accounting principle. Fixed charges consist of interest expense and the interest portion of rental expense.

 (4) Homes passed refers to estimates by us of the approximate number of dwelling units in a particular community that can be connected to our cable television distribution system without any further extension of principal transmission lines.

 (5) A home with one or more television sets connected to a cable system is counted as one basic subscriber. Bulk accounts are included on an equivalent basic unit basis in which the total monthly bill for the account is divided by the basic monthly charge for a single outlet in the area.

 (6) Penetration is calculated as the number of basic subscribers as a percentage of homes passed.

 (7) Each premium channel received is counted as a separate premium subscriber.

 (8) Premium penetration is calculated as the number of premium subscribers as a percentage of basic subscribers.

 (9) Average monthly basic revenue per basic subscriber equals revenues from basic subscriptions of cable systems during the respective period divided by the months in the period and divided by the weighted average number of Buford's basic subscribers for the respective period.

(10) Average monthly total revenue per basic subscriber equals total revenues of cable systems during the respective period divided by the months in the period and divided by the weighted average number of Buford's basic subscribers for the respective period.

                                  RISK FACTORS

     Before you invest in our Class A common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus.

WE ARE A HOLDING COMPANY AND ARE DEPENDENT ON THE OPERATIONS AND FUNDS OF OUR SUBSIDIARIES.

     We are a holding company and are dependent on the cash flow generated by our direct and indirect operating subsidiaries. We must rely on dividends or other intercompany transfers from our operating subsidiaries to generate the funds necessary to meet debt service and other obligations. The ability of our subsidiaries to pay dividends or make other payments will be subject to applicable state laws and contractual restrictions. The debt instruments of Classic Cable severely restrict, among other things, the payment of dividends and the making of loans by Classic Cable or its subsidiaries to us.

WE HAVE SIGNIFICANT DEBT WHICH MAY LIMIT FUNDS AVAILABLE TO OPERATE AND COMPETE EFFECTIVELY.

     We, along with our subsidiary Classic Cable, have a significant amount of debt outstanding. As of June 30, 1999, pro forma for the Buford acquisition and the Star acquisition, we would have owed approximately $478.7 million under our various debt agreements. The maximum amount of senior debt that we would have been able to borrow on that date was $75.0 million, subject to limitations contained in Classic Cable's credit facility. Under the credit facility, Classic Cable will be required to make minimum principal payments totaling approximately $2.9 million beginning in 2001, increasing to $19.8 million by 2007, with all unpaid amounts due by 2008. You should be aware that this significant amount of debt could have important consequences, including the following:

     - We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

     - A significant portion of Classic Cable's cash flow from operations must be dedicated to the repayment of indebtedness, which will reduce the amount of cash it has available for other purposes;

     - We may be disadvantaged as compared to our competitors as a result of the significant amount of debt we now owe; and

     - Our ability to adjust to changing market conditions and our ability to withstand competition may be hampered by the amount of debt we now owe. It may also make us more vulnerable in a market downturn.

     Our earnings on a pro forma basis were not sufficient to cover our fixed charges by $65.1 million for the year ended December 31, 1998 and by $26.2 million for the six months ended June 30, 1999. However, you should know that these amounts reflect non-cash charges totaling approximately $91.2 million for the year ended December 31, 1998 and $42.9 million for depreciation, amortization and compensation for the six months ended June 30, 1999.

DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES WILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

     We and our subsidiaries will be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Classic Cable's credit facility permits additional borrowing of up to $75.0 million. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. See "Description of Certain Indebtedness."

WE MAY NOT HAVE ENOUGH CASH TO SERVICE OUR INDEBTEDNESS AND TO FUND OUR CAPITAL EXPENDITURES AND ACQUISITIONS.

     We intend to upgrade a significant portion of our cable systems over the coming years and make other capital investments. Over the next four years, we plan to spend approximately $200 million to maintain, expand and upgrade the systems we own and the systems we have agreed to acquire from Star. We have never managed a capital expenditure program of this size and the cost of our plans could increase if we fail to effectively execute our plan. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and acquisitions will depend on Classic Cable's ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     We cannot assure you that Classic Cable's business will generate sufficient cash flow from operations and that currently anticipated cost savings and operating improvements will be realized on schedule in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including Classic Cable's credit facility, on commercially reasonable terms or at all.

THE STAR ACQUISITION MAY NOT BE CONSUMMATED AND IF NOT CONSUMMATED, OUR MANAGEMENT WILL HAVE BROAD DISCRETION WITH RESPECT TO THE USE OF THE PROCEEDS ALLOCATED TO THE STAR ACQUISITION.

     The consummation of the Star acquisition is subject to a number of conditions, including governmental approval and the transfer of franchise licenses to a subsidiary of Classic Cable by Star. If these conditions are not materially met, the Star acquisition may not be consummated. The consummation of the Star acquisition may fail to conform to the assumptions we used in preparing the Unaudited Pro Forma Consolidated Financial Information. Therefore, in analyzing the Unaudited Pro Forma Consolidated Financial Information and other information, you should consider that the Star acquisition may not be consummated on the terms described in this prospectus or at all. We cannot assure you that the Star acquisition will be consummated on the terms described in this prospectus, or at all. This offering is not contingent or in any way dependent on the consummation of the Star acquisition. If the Star acquisition is not consummated, a significant portion of the net proceeds from the offering will not be designated for a specific use. In these circumstances, our management will have broad discretion with respect to the use of the proceeds of the offering and you will not have the opportunity, as part of your investment decision, to assess how the proceeds are being used.

WE MAY NOT BE ABLE TO CONTINUE OUR ACQUISITION STRATEGY.

     A significant element of our growth strategy is to expand by acquiring cable television systems located in reasonable proximity to existing systems or of a sufficient size to enable the acquired system to serve as the basis for a regional cluster. We cannot assure you that we will be able to identify and acquire additional cable systems or that we will be able to finance significant acquisitions in the future. See "Business -- Our Strategy."

IF THE OPERATIONS OF THE COMPANIES CLASSIC CABLE ACQUIRES ARE NOT SUCCESSFULLY INTEGRATED WITH ITS OPERATIONS, OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

     The benefits we anticipate in the combination of Classic Cable, Buford and Star may not be realized if combining Classic Cable's business, Buford's business and Star's business cannot be accomplished in an efficient and effective manner. This combination will require, among other things, the integration of management philosophies and personnel, arrangements with third party vendors, standardization of training programs, realization of operating efficiencies and effective coordination of sales and marketing and financial reporting efforts. Acquisitions in general pose a number of special risks for us, including adverse short-term effects on our reported operating results, diversion of management's attention, and unanticipated problems or legal liabilities. Future acquisitions and the integration of other companies' operations into ours may not be successful or accomplished efficiently. If we fail to integrate Buford's and Star's operations successfully, Classic Cable's operations and our financial results could be affected, both materially and adversely.

IF WE CANNOT ADEQUATELY MANAGE OUR INCREASED SIZE RESULTING FROM CLASSIC CABLE'S ACQUISITION OF BUFORD AND STAR, ITS FUTURE OPERATIONS MAY BE ADVERSELY AFFECTED.

     Classic Cable's operations approximately doubled with the purchase of Buford. The Star acquisition will result in the addition of 37 systems to Classic Cable's operations. Our future operations depend largely upon its ability to manage this sizeable and growing business successfully. In addition, Classic Cable's management team now manages a larger number of cable operations than it has previously operated. If we fail to manage the size and the growth of Classic Cable's business or our expansion plans, a material adverse effect could result.

WE EXPECT TO CONTINUE TO INCUR NET LOSSES.

     We had a pro forma consolidated net loss of $62.9 million for the year ended December 31, 1998 and a pro forma net loss of $26.0 million for the six months ended June 30, 1999. We expect to continue to incur net losses for the foreseeable future. These losses reflect significant depreciation and amortization charges and interest expense on debt we incurred. We cannot assure you that we will become profitable in the foreseeable future, if ever. You should also be aware that there are restrictions and limitations on our ability to utilize our net operating losses for federal income tax purposes in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Classic Communications."

OUR DEBT AGREEMENTS MAY SIGNIFICANTLY LIMIT OR PROHIBIT US FROM ENGAGING IN CERTAIN TRANSACTIONS.

     Our indentures and Classic Cable's credit facility impose significant operating and financial restrictions on us and our subsidiaries.

     The loan documents Classic Cable signed to borrow money to acquire Buford impose significant restrictive covenants on Classic Cable and require Classic Cable to maintain specified financial ratios and satisfy certain financial tests. Classic Cable's ability to meet these financial ratios and tests may be affected by events beyond its control and, as a result, we cannot assure you that Classic Cable will be able to meet such tests. In addition, the restrictions contained in Classic Cable's credit facility could limit its ability to obtain future financing, make needed capital expenditures, withstand a future downturn in its business or in the economy or otherwise conduct necessary corporate activities. Classic Cable's failure to comply with the restrictions in its indentures and its credit facility could lead to a default under the terms of those documents. In the event of such a default, the lenders could declare all amounts borrowed and all amounts due under other instruments that contain certain provisions for cross-acceleration or cross-default due and payable. In addition, the lenders could terminate their commitments to lend to Classic Cable in the future. If that occurs, we cannot assure you that we would be able to meet debt service and other obligations or that we would be able to find additional alternative financing. Even if we could obtain additional alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

     You should also be aware that the existing indebtedness under Classic Cable's credit facility is secured by substantially all of Classic Cable's and its subsidiaries' assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. For additional information, please refer to the sections in this prospectus entitled "Description of Certain Indebtedness."

BRERA CLASSIC HAS THE ABILITY TO CONTROL MATTERS ON WHICH CLASSIC'S STOCKHOLDERS MAY VOTE.

     We have two classes of common stock -- Class A common stock which carries one vote per share and Class B common stock which carries ten votes per share. Upon completion of this offering, holders of Class B common stock will control
approximately    % of the voting power of our outstanding common stock.
Following the offering, Brera Classic will own approximately   % of our
Classic's Class B common stock. As a result, Brera Classic will control us and have the ability to elect the majority of our directors. The board, in turn, may appoint new senior management and decide which matters will be submitted to our stockholders for approval. These actions include adopting amendments to our certificate of incorporation and approving mergers or sales of substantially all of our assets. The interests of Brera Classic and its respective affiliates may conflict with the interests of the holders of Class A common stock. In addition,
  % of the holders of our Class B common stock upon the completion of this offering will be subject to a stockholders agreement. The stockholders party to the agreement have agreed to vote their shares of Class B common stock in favor of the election to our board of (1) four nominees chosen by Brerra Classic, (2) our chief executive officer and (3) two nominees chosen by the other parties to the stockholder agreement. These voting arrangements will terminate when these stockholders hold less than 30% of all of our common stock. See "Certain Relationships and Related Transactions -- 1999 Stockholders' Agreement."

CLASSIC'S ORGANIZATIONAL DOCUMENTS MAY INHIBIT OR PREVENT A TAKEOVER THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

     Brera Classic will have the ability to delay or prevent a change of control or changes in our management that stockholders consider favorable or beneficial. Provisions in our organizational documents may also have the effect of delaying or preventing these changes, including provisions authorizing issuance of "blank check" preferred stock, restricting the calling of special meetings of stockholders and requiring advanced notice of proposals for stockholder meetings. If a change of control or change in management is delayed or prevented, the market price of our Class A common stock could suffer or holders may not receive a premium over the then-current market price of the Class A common stock.

OUR BUSINESS DEPENDS ON A LIMITED NUMBER OF KEY PERSONNEL. THE LOSS OF ANY ONE OF THESE COULD ADVERSELY AFFECT OUR BUSINESS.

     Our continued success is highly dependent upon the personal efforts and abilities of our senior management, including J. Merritt Belisle, our Chief Executive Officer, and Steven E. Seach, our President and Chief Financial Officer. Although we have employment contracts with these officers, we cannot assure you that their services will continue to be available to us and the loss of either one of them could impact us in a negative way.

WE CANNOT ASSURE YOU THAT OUR FRANCHISES WILL BE RENEWED OR THAT A FRANCHISE AUTHORITY WILL NOT GRANT A FRANCHISE IN OUR MARKETS TO A COMPETITOR.

     Our business is dependent upon the retention and renewal of our local franchises. Franchises typically impose conditions relating to the operation of cable television systems, including requirements relating to the payment of fees, system bandwidth capacity, customer service requirements, franchise renewal and termination. Historically, franchises have been renewed for cable operators that have provided satisfactory services and have complied with the terms of their franchises. We may not be able to retain or renew such franchises, or renew these franchises on terms as favorable to us as our existing franchises. Furthermore, it is possible that a franchise authority might grant a franchise to another cable company or other telecommunications provider seeking to provide cable services. The non-renewal or termination of franchises relating to a significant portion of our subscribers could have a material adverse effect on our results of operations. See "Business -- Franchises."

OUR BUSINESS IS SUBJECT TO COMPREHENSIVE LEGISLATION AND GOVERNMENT REGULATION.

     The cable television industry is subject to extensive regulation at the federal and local levels, and in some cases, at the state level. The 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act establish a national policy to guide the development and regulation of cable television systems. Principal responsibility for implementing the policies of the Cable Acts and 1996 Telecom Act has been allocated between the FCC and state or local regulatory authorities. We cannot predict the effect that ongoing or future developments may have on the cable communications industry or on our operations and we cannot assure you that our revenues and results of operations will not be adversely affected in the future by regulation of cable system rates.

     A federal district court in Oregon recently held that, as a condition of approving AT&T's acquisition of TCI's cable franchises, the City of Portland had the authority to require AT&T to provide competing Internet and other on-line services providers with open access to AT&T's cable platforms. This case has been appealed. Open access requirements have also been adopted in Broward County, Florida and Fairfax, Virginia and are being considered by a number of other franchising authorities. Similar conditions could be imposed upon us, either pursuant to a local franchising authority's approval of a merger or other transaction between us and another company or through future regulatory or legislative developments at the federal, state or local level. On the other hand, future regulatory or legislative developments at the federal or state level could limit the authority of local franchising authorities to impose such conditions. Restrictions along these lines, if upheld or enacted, could prohibit us from entering into exclusive access agreements with affiliated, and possibly unaffiliated, providers of Internet delivered content.

     A number of states subject cable television systems to the jurisdiction of centralized state governmental agencies. Although no state in which we currently operate has enacted state level regulation, we cannot assure you that the states in which we do operate will not enact such regulation, or that we will not acquire any other cable systems in a state that does regulate our business. See "Legislation and Regulation -- State and Local Regulation." Government regulations at any level may affect our ability to obtain a sufficient return on our investments. Furthermore, the regulations are changing rapidly to allow significantly increased competition among various service providers. As a result, we cannot predict the eventual effect of these regulations. See "Legislation and Regulation." We closed the Buford acquisition and the Brera Classic equity investment using temporary licenses from the FCC in certain limited instances. While we do not anticipate problems in obtaining final approval, our ability to operate some of our systems could be significantly impaired if we cannot obtain final approval.

THE CABLE TELEVISION INDUSTRY IS EXTREMELY COMPETITIVE AND WE CANNOT PREDICT WHETHER WE WILL BE SUCCESSFUL IN REMAINING COMPETITIVE.

     We compete with other operators of cable systems, including systems operated by local governments and from other distribution systems capable of delivering programming to homes or businesses, including direct broadcast satellite systems, known as DBS, and multichannel multipoint distribution service systems, known as wireless cable, which use low-power microwave frequencies to transmit video programming over the air to customers. Within the home video programming market, we compete with other cable franchise holders and with DBS and wireless cable providers. In recent years, the FCC has adopted policies providing for a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to cable systems. Programming comparable to that of cable systems is currently available to the owners of home satellite dish earth stations through conventional-, medium- and high-powered satellites. Several companies offer DBS service. In recent years there has been significant national growth in the number of subscribers to DBS services, and such growth would be assisted if one or more DBS providers is successful in delivering local broadcast signals. Legislation to amend the Copyright Act to authorize carriage of local broadcast signals by DBS providers has passed both chambers of Congress and is currently pending before a conference committee.

     In addition, recent FCC and judicial decisions and federal legislation have enabled local telephone companies to provide a wide variety of video and data services competitive with services provided by cable systems and to provide cable services directly to customers. We cannot predict the extent to which competition will materialize from other cable television operators, other distribution systems for delivering video programming to the home or other potential competitors, or, if such competition materializes, the extent of its effect on us. Various local exchange carriers currently are providing video programming services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband cable facilities and the use of wireless transmission facilities. Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment, are constantly occurring. As a result, we cannot predict the effect that ongoing or future developments might have on the cable industry. See "Business -- Competition" and "Legislation and Regulation."

WE COULD BE ADVERSELY AFFECTED IF OUR OR OUR VENDORS' COMPUTER SYSTEMS ARE NOT YEAR 2000 COMPLIANT.

     Year 2000 issues exist when dates are recorded in computers using two digits, rather than four, and are then used for arithmetic operations, comparisons or sorting. A two-digit recording may recognize a date using "00" as 1900 rather than 2000, which could cause our computer systems to perform inaccurate computations. We may not be able to identify all systems with year 2000 problems. Moreover, the costs to correct these problems may be substantial. Also we may not be able to correct the problems we identify. You should be aware that year 2000 issues relate not only to our systems, but also to those used by our suppliers. We anticipate that system replacements and modifications will resolve any year 2000 issues that may exist with our suppliers or their suppliers. However, we cannot assure you that such replacements or modifications will be completed successfully or on time and, as a result, any failure to complete such modifications on time could materially affect our financial and operating results in a negative way. For additional information regarding the year 2000 issue and the potential impact on our business, refer to the section in this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

THE MARKET PRICE OF OUR CLASS A COMMON STOCK MAY BE EXTREMELY VOLATILE.

     The initial public offering price that we determine, with the assistance of the underwriters, may have no relation to the price at which the Class A common stock trades after completion of the offering. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The market price of the Class A common stock may be extremely volatile for many reasons, including:

     - actual or anticipated variations in our revenues and operating results;

     - a public market for the Class A common stock may not develop;

     - announcements of the development of improved or competitive technologies;

     - the use of new products or promotions by us or our competitors;

     - the operating and stock performance of our companies;

     - the offer and sale by us in the future of additional shares of Class A common stock or other securities;

     - changes in financial forecasts by securities analysts;

     - new conditions or trends in the cable industry; and

     - changes in interest rates.

     In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated and disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our Class A common stock, regardless of our actual results.

THE MARKET PRICE FOR OUR CLASS A COMMON STOCK COULD BE ADVERSELY AFFECTED BY THE LARGE NUMBER OF ADDITIONAL SHARES ELIGIBLE FOR ISSUANCE IN THE FUTURE.

     Immediately following the offering,      shares of Class A common stock
will be issued and outstanding. An additional      shares of Class A common
stock will be issuable under the circumstances described in the section "Shares Eligible for Future Sale." Substantially all of the shares of Class A common stock issuable upon conversion of shares of our Class B common stock and nonvoting common stock will have "demand" and/or "piggyback" registration rights attached to them. "Demand" rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act of 1933 at our expense. "Piggyback" rights provide for notice to the relevant holders if we propose to register any of our securities under the Securities Act, and such holders may include their shares in the registration statement. Shares of Class A common stock not held by our affiliates will be freely saleable at the end of the relevant restricted period pursuant to Rule 144.

     The sale of a substantial number of shares of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A common stock. In addition, any such sale or perception that such sale could occur could make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate. See "Shares Eligible For Future Sale."

     We, all of our officers and directors, and approximately   % of our
stockholders, holding an aggregate of      shares of Class A common stock, or
securities exercisable for or convertible into Class A common stock, have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock, for a period of 180 days after the date of this prospectus.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION RESULTING IN YOUR STOCK BEING WORTH LESS ON A NET TANGIBLE BOOK VALUE BASIS THAN THE AMOUNT YOU INVESTED.

     Purchasers of the Class A common stock offered hereby will experience an
immediate dilution in net tangible book value of $     per share of Class A
common stock purchased. Accordingly, in the event we are liquidated, investors may not receive the full amount of their investment. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical fact, included in this prospectus are forward-looking statements. These statements include, but are not limited to:

     - statements regarding our plans for future acquisitions;

     - statements regarding integration of our cable systems and future acquired systems;

     - statements regarding our planned capital expenditures and system upgrades;

     - statements regarding the offering of video and internet access on our systems; and

     - statements regarding our preparations for the year 2000 date change.

     Forward-looking statements generally can also be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause such or contribute to such differences include, but are not limited to:

     - the uncertainties and/or potential delays associated with respect to integrating Buford and Star and future acquisitions;

     - our ability to acquire additional cable systems on terms favorable to us;

     - the passage of legislation or court decisions adversely affecting the cable industry;

     - our ability to repay or refinance our outstanding indebtedness;

     - the timing, actual cost and allocation of our capital expenditures and system upgrades;

     - our potential need for additional capital;

     - competition in the cable industry;

     - the advent of new technology; and

     - seasonality.

     You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to Classic, or persons acting on its behalf, are expressly qualified in their entirety by the statements in those sections.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of Class A common stock in
the offering will be approximately $     million, after deducting underwriting
discounts and commissions and estimated offering expenses. This assumes an
initial public offering price of $     per share, which is the midpoint of the
range appearing on the cover page of this prospectus. We will not receive any proceeds from the sale of shares of Class A common stock by selling stockholders if the underwriters exercise their over-allotment option.

     We intend to use the net proceeds from the offering as follows:

     - approximately $85.5 million to finance part of the Star acquisition;

     - approximately $66.3 million to redeem the outstanding principal amount of our 13 1/4% senior discount notes due 2009; and

     - approximately $8.8 million in premiums necessary to redeem the outstanding principal amount of our senior discount notes;

     There is approximately $66.3 million in aggregate principal amount of 13 1/4% senior discount notes outstanding, with interest payable every six months on February 1 and August 1, commencing on February 1, 2004. The senior discount notes mature on August 1, 2009, but are redeemable prior to August 1, 2001 with the cash proceeds of one or more equity offerings if we pay a redemption price equal to 113.25% of the accreted value of the notes, together with accrued and unpaid interest. See "Description of Certain
Indebtedness -- Classic 2009 Senior Discount Notes."

     On October 14, 1999 a subsidiary of Classic Cable entered into an agreement to purchase substantially all the assets of Star Cable Associates for approximately $110 million in cash and 555,555 shares of Class A common stock. The portion of the Star acquisition not financed with the proceeds from this offering will be financed by available borrowings under our credit facility. In the event that the Star acquisition is terminated, our management will have broad discretion in the application of the proceeds to be used for the Star acquisition. See "Risk Factors -- The Star acquisition may not be consummated, and, if not consummated, our management will have broad discretion with respect to the use of the proceeds allocated to the Star acquisition." Pending use, the net proceeds will be invested in short-term investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     We do not expect to pay any cash dividends on our Class A common stock in the foreseeable future. Covenants in the indentures and credit agreements governing the indebtedness of subsidiaries restrict their ability to make distributions to us and, accordingly, limit our ability to declare or pay cash dividends. We intend to cause our subsidiaries to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1999 on a consolidated basis:

         - the actual capitalization of Classic;

         - the pro forma capitalization of Classic to reflect:

         (1) the issuance and sale by Classic of the shares of Class A common
      stock offered in this prospectus for net proceeds of $          , after
      deducting underwriting discounts and estimated offering expenses totaling
      $          at an initial public offering price per share of $     , which
      is the midpoint of the range appearing on the cover page of this prospectus;

         (2) the partial redemption of Classic Cable's 2008 subordinated notes and related financing that occurred in September 1999;

         (3) the completed Buford acquisition and related financing;

         (4) the reclassification of our common stock into Class A common stock, Class B common stock and nonvoting common stock; and

         (5) the conversion of all our outstanding shares of voting common stock into Class B common stock on a one-for-one basis.

         - the pro forma as adjusted capitalization of Classic to reflect the pending acquisition of substantially all the assets of Star Cable Associates by a subsidiary of Classic Cable and the related financing.

     This table should be read in conjunction with the "Unaudited Pro Forma Financial Statements" and the accompanying notes included elsewhere in this prospectus. See also "Use of Proceeds."

                                                                                  PRO FORMA
                                                       HISTORICAL   PRO FORMA    AS ADJUSTED
                                                       ----------   ---------    -----------
Assets
  Cash and cash equivalents..........................   $    638    $   7,368     $   7,368
                                                        ========    =========     =========
Long-term debt:
  13 1/4% senior discount notes......................   $114,000    $      --     $      --
  Discount on 13 1/4% senior discount notes..........    (47,724)          --            --
  9 7/8% Senior subordinated notes...................    125,000       39,005        39,005
  Discount on 9 7/8% senior subordinated notes.......       (534)        (167)         (167)
  9 3/8% Senior subordinated notes...................         --      150,000       150,000
  The 1998 credit facility...........................     97,050           --            --
  The 1999 credit facility...........................         --      179,546       289,369
  Other..............................................        500          500           500
                                                        --------    ---------     ---------
          Total long-term debt.......................    288,292      368,884       478,707
Stockholders' equity (deficit)
  Class A common stock; $.01 par value;      million
     shares authorized(1)............................         --           58            65
  Class B common stock; $.01 par value;      million
     shares authorized(2)............................         --           82            82
  Common stock, voting; $.01 par value;      million
     shares authorized(3)............................         17           --            --
  Common stock, nonvoting; $.01 par value;
     million shares authorized(4)....................         15           15            15
  Additional paid-in capital.........................     30,464      285,344       304,737
  Unearned compensation..............................     (1,257)          --            --
  Accumulated deficit................................    (91,911)    (115,021)     (115,021)
                                                        --------    ---------     ---------
          Total stockholders' equity (deficit).......    (62,672)     170,478       189,878
                                                        --------    ---------     ---------
          Total capitalization.......................   $225,620    $ 539,362     $ 668,585
                                                        ========    =========     =========

---------------

(1) no shares issued and outstanding on a historical basis;      shares issued
    and outstanding on a pro forma basis;      shares issued and outstanding on
    a pro forma as adjusted basis.

(2) no shares issued and outstanding on a historical basis;      shares issued
    and outstanding on a pro forma basis;      shares issued and outstanding on
    a pro forma as adjusted basis.

(3) 1.7 million shares issued and outstanding on a historical basis;      shares
    issued and outstanding on a pro forma basis;      shares issued and
    outstanding on a pro forma as adjusted basis.

(4) 1.5 million shares issued and outstanding on a historical basis;      shares
    issued and outstanding on a pro forma basis;      shares issued and
    outstanding on a pro forma as adjusted basis.

                                    DILUTION

     The difference between the public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock, Class B common stock and nonvoting common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Class A common stock, Class B common stock and nonvoting common stock. In calculating the dilution, we have made the same assumptions described on the following page with respect to our unaudited pro forma financial statements.

     As of June 30, 1999, our net tangible book value was a deficit of $       ,
as reflected in the Pro Forma Balance Sheet as of June 30, 1999, or $     per
share of Class A common stock, Class B common stock and nonvoting common stock prior to the issuance of shares pursuant to this offering. After giving effect
to the sale of           shares of our Class A common stock at an initial public
offering price of $     per share, less the estimated expenses of this offering,
our pro forma net negative tangible book value as of June 30, 1999 would have
been $          , or $     per share of Class A common stock, Class B common
stock and nonvoting common stock, representing an immediate decrease in our net
tangible book value of $     per share to current stockholders and an immediate
dilution of $     per share to new investors. The following table illustrates the foregoing information as of June 30, 1999 with respect to dilution to new investors on a per share basis:

Assumed initial public offering price per share.............          $
  Pro forma net tangible book value per share at June 30,
     1999...................................................
  Decrease in pro forma net tangible book value per share
     attributable to new investors purchasing shares in the
     offering...............................................
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................
                                                                      ------
Pro forma dilution per share to new investors(a)............          $
                                                                      ======

---------------

(a)  Assuming the exercise of the underwriters' over-allotment option, pro forma
     dilution per share to new investors would be $     .

     The following table sets forth, with respect to our current stockholders and new investors, a comparison of the number of shares of common stock acquired from us, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share in thousands except average price per share:

                                SHARES PURCHASED      TOTAL CONSIDERATION
                              ---------------------   --------------------   AVERAGE PRICE
                                NUMBER      PERCENT     AMOUNT     PERCENT     PER SHARE
                                ------      -------     ------     -------   -------------
                                                     (IN THOUSANDS)
Existing stockholders.......                     %    $                 %       $
New Investors...............
                              -----------     ---     ----------     ---        ------
          Total.............                     %    $                 %       $
                              ===========     ===     ==========     ===        ======

     The above tables and related discussion assumes no exercise of any stock options or warrants outstanding. At June 30, 1999, there were warrants outstanding to purchase 335,853 shares of common stock. To the extent that all of these warrants are exercised, pro forma dilution per share to the new
investors would be $     . There were no options outstanding to purchase shares
of common stock at June 30, 1999.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Consolidated Financial Information is based on the audited and unaudited financial statements of Classic, Buford, and Star included elsewhere in this prospectus, and unaudited financial information of certain systems acquired by Classic Cable in July 1998 and certain systems acquired by Buford in April 1998. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The Unaudited Pro Forma Consolidated Financial Information and accompanying notes should be read in conjunction with the historical financial statements of Classic, Buford, and Star and the respective notes to those statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

     The Unaudited Pro Forma Consolidated Balance Sheet has been prepared to give effect to (1) the completed acquisition of Buford Group, Inc. by our subsidiary, Classic Cable, Inc. and the related financing, (2) the pending acquisition of substantially all of the assets of Star Cable Associates by a subsidiary of Classic Cable and the related financing, (3) the partial redemption of Classic Cable's 2008 Subordinated Notes and the related financing,
(4) the reclassification of our stock into Class A common stock, Class B common stock and nonvoting common stock, (5) the conversion of all outstanding shares of voting common stock into Class B common stock on a one-for-one basis and (6) the offering contemplated in this prospectus as if all such transactions had occurred on June 30, 1999. The Unaudited Pro Forma Consolidated Statements of Operations have been prepared to give effect to these transactions as well as the other acquisitions completed by either Classic or Buford prior to the date of this prospectus as if they had occurred on January 1, 1998. All acquisitions are accounted for under the purchase method of accounting. The Unaudited Pro Forma Consolidated Financial Information reflects our allocation of our assumed purchase price for the Buford acquisition and the Star acquisition based upon our current estimates of the fair values of the assets to be acquired and liabilities assumed. The final purchase price and the allocation of that price may vary as additional information is obtained and, accordingly, the ultimate allocation may differ from those used in the Unaudited Pro Forma Consolidated Financial Information.

     The Unaudited Pro Forma Consolidated Financial Information does not purport to be indicative of the results that would have been obtained had the transactions been completed as of the assumed date and for the periods presented or that may be obtained in the future. The Unaudited Pro Forma Consolidated Financial Information is included in this prospectus for informational purposes, and while we believe that it may be helpful in understanding our combined operations for the periods indicated, you should not unduly rely on the information.

     The column labeled "Subtotal" in the Unaudited Pro Forma Consolidated Financial Information assumes that the proceeds from this offering were not used to purchase Star, but rather applied towards debt. The column labeled "Pro Forma" assumes that a portion of the proceeds was used to finance the Star acquisition. Nonetheless, if the Star acquisition is not consummated, a significant portion of the net proceeds from this offering will not be designated for a specific use. In these circumstances, our management will have broad discretion with respect to the use of the proceeds of this offering.

                          CLASSIC COMMUNICATIONS, INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1999
                             (DOLLARS IN THOUSANDS)

                                                   CLASSIC
                                                COMMUNICATIONS    BUFORD    ADJUSTMENTS          SUBTOTAL
                                                --------------    ------    -----------          --------
ASSETS
Cash and cash equivalents.....................     $    638      $  2,890    $  3,840(x)         $   7,368
Accounts receivable, net......................        5,136         2,846          --                7,982
Prepaid expenses..............................        1,341           484          --                1,825
Property, plant and equipment.................      135,177       208,268     (85,059)(d,l)        258,386
Accumulated depreciation......................      (47,486)      (96,913)     96,913(e)           (47,486)
                                                   --------      --------    --------            ---------
                                                     87,691       111,355      11,854              210,900
Deferred financing costs, net.................        9,028           142       8,832(f,v,z)        18,002
Other assets..................................           --         2,444          --                2,444
Intangible assets:
 Subscriber relationships.....................       95,367            --      82,042(m)           177,409
 Franchise rights.............................       71,500        54,417      31,877(g,n)         157,794
 Noncompete agreements........................        8,425         7,434        (441)(h,o)         15,418
 Goodwill.....................................       40,865         3,203      (1,741)(i,p)         42,327
                                                   --------      --------    --------            ---------
                                                    216,157        65,054     111,737              392,948
Less accumulated amortization.................      (76,415)      (18,613)     18,613(j)           (76,415)
                                                   --------      --------    --------            ---------
                                                    139,742        46,441     130,350              316,533
                                                   --------      --------    --------            ---------
       Total assets...........................     $243,576      $166,602    $154,876            $ 565,054
                                                   ========      ========    ========            =========
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Liabilities:
 Accounts payable.............................     $    489      $    491    $     --            $     980
 Subscriber deposits and unearned income......        5,203         2,341          --                7,544
 Accrued expenses.............................        5,465         7,073      (3,145)(dd)           9,393
 Accrued interest.............................        5,731            --          --                5,731
 Long-term debt...............................      288,292       112,000      38,000(k,q)
                                                                               77,950(t,u)
                                                                               90,367(y,aa)
                                                                             (152,271)(bb,gg)
                                                                              (85,454)(ii)         368,884
 Deferred taxes, net..........................        1,068           976          --                2,044
                                                   --------      --------    --------            ---------
       Total liabilities......................      306,248       122,881     (34,553)             394,576
Stockholders' (deficit) equity:
 Class A common stock.........................           --            --          58(ee)               58
 Class B common stock.........................           --            --          82(kk)               82
 Common stock, voting.........................           17             1         (18)(a,r,kk)          --
 Common stock, nonvoting......................           15            --          --                   15
 Additional paid-in capital...................       30,464        14,058      81,625(b,s)
                                                                              160,454(ff,jj)
                                                                               (1,257)(ll)         285,344
 Unearned compensation........................       (1,257)           --       1,257(ll)               --
 Retained earnings (accumulated deficit)......      (91,911)       29,662     (34,862)(c,w)
                                                                               (8,268)(y,z)
                                                                               (9,642)(cc,hh)     (115,021)
                                                   --------      --------    --------            ---------
       Total stockholders' (deficit) equity...      (62,672)       43,721     189,429              170,478
                                                   --------      --------    --------            ---------
       Total liabilities and stockholders'
        equity................................     $243,576      $166,602    $154,876            $ 565,054
                                                   ========      ========    ========            =========


                                                  STAR     ADJUSTMENTS          PRO FORMA
                                                  ----     -----------          ---------
ASSETS
Cash and cash equivalents.....................  $  3,692     $(3,692)(9)        $   7,368
Accounts receivable, net......................       832          --                8,814
Prepaid expenses..............................        62          --                1,887
Property, plant and equipment.................    53,574        (183)(2,13)       311,777
Accumulated depreciation......................        --          --              (47,486)
                                                --------     -------            ---------
                                                  53,574        (183)             264,291
Deferred financing costs, net.................       474       1,026(3,21)         19,502
Other assets..................................        --          --                2,444
Intangible assets:
 Subscriber relationships.....................       538      35,014(4,14)        212,961
 Franchise rights.............................    16,128      21,266(5,15)        195,188
 Noncompete agreements........................     1,416       1,614(6,16)         18,448
 Goodwill.....................................     9,714      (9,081)(7,17)        42,960
                                                --------     -------            ---------
                                                  27,796      48,813              469,557
Less accumulated amortization.................    (8,160)      8,160(8)           (76,415)
                                                --------     -------            ---------
                                                  19,636      56,973              393,142
                                                --------     -------            ---------
       Total assets...........................  $ 78,270     $54,124            $ 697,448
                                                ========     =======            =========
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Liabilities:
 Accounts payable.............................  $  1,215     $    --            $   2,195
 Subscriber deposits and unearned income......     1,279          --                8,823
 Accrued expenses.............................       751         (74)(10)          10,070
 Accrued interest.............................       503        (503)(11)           5,731
 Long-term debt...............................
                                                  88,572      21,251(12,20)       478,707
 Deferred taxes, net..........................        --          --                2,044
                                                --------     -------            ---------
       Total liabilities......................    92,320      20,674              507,570
Stockholders' (deficit) equity:
 Class A common stock.........................        --           7(18)               65
 Class B common stock.........................        --          --                   82
 Common stock, voting.........................        --          --                   --
 Common stock, nonvoting......................        --          --                   15
 Additional paid-in capital...................
                                                      --      19,393(19,22)       304,737
 Unearned compensation........................        --          --                   --
 Retained earnings (accumulated deficit)......
                                                 (14,050)     14,050(1)          (115,021)
                                                --------     -------            ---------
       Total stockholders' (deficit) equity...   (14,050)     33,450              189,878
                                                --------     -------            ---------
       Total liabilities and stockholders'
        equity................................  $ 78,270     $54,124            $ 697,448
                                                ========     =======            =========

          See Notes to Unaudited Pro Forma Consolidated Balance Sheet.

                          CLASSIC COMMUNICATIONS, INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1999
                             (DOLLARS IN THOUSANDS)

     Set forth below are the notes to the Unaudited Pro Forma Consolidated Balance Sheet. The letters and numbers set forth across from the line items below correspond to the letters and numbers set forth on the Unaudited Pro Forma Consolidated Balance Sheet. The following pro forma adjustments to the unaudited consolidated balance sheet assume: (1) the completed acquisition of Buford Group, Inc. by our subsidiary, Classic Cable, Inc. and the related financing;
(2) the pending acquisition of substantially all of the assets of Star Cable Associates by a subsidiary of Classic Cable and the related financing; (3) the partial redemption of Classic Cable's 2008 Subordinated Notes and the related financing; (4) the reclassification of our stock into Class A common stock, Class B common stock and nonvoting common stock; (5) the conversion of all outstanding shares of our voting common stock into Class B common stock on a one-to-one basis; and (6) the offering contemplated in this prospectus as if all such transactions had occurred on June 30, 1999.

     The Buford acquisition and the Star acquisition will be accounted for using the purchase method. The cost of the acquisitions will be allocated based on the fair values of the assets acquired and liabilities assumed, based upon valuations that are not yet complete. Our estimate of the final purchase prices takes into account expected purchase price adjustments set forth in the acquisition agreements. Accordingly, the allocations of the purchase price may change upon completion of the acquisitions.

     The estimated final purchase price of Buford and Star and the preliminary allocations are as follows:

                                                               BUFORD          STAR
                                                              ---------      --------
Purchase price..............................................  $ 297,783      $127,723
                                                              =========      ========
Eliminate equity:
  Common stock..............................................  $       1(a)   $     --
  Additional paid-in capital................................     14,058(b)         --
  Retained earnings (accumulated deficit)...................     29,662(c)    (14,050)(1)
                                                              ---------      --------
                    Total equity............................     43,721       (14,050)
Eliminate historical property, plant and equipment:
  Costs.....................................................   (208,268)(d)   (53,574)(2)
  Accumulated deprecation...................................     96,913(e)         --
Eliminate historical intangible assets:
  Deferred financing costs..................................       (142)(f)      (474)(3)
  Subscriber relationships..................................         --          (538)(4)
  Franchise rights..........................................    (54,417)(g)   (16,128)(5)
  Noncompete agreements.....................................     (7,434)(h)    (1,416)(6)
  Goodwill and other intangible assets......................     (3,203)(i)    (9,714)(7)
  Accumulated amortization..................................     18,613(j)      8,160(8)
Eliminate cash not purchased................................         --        (3,692)(9)
Eliminate accrued expenses not assumed......................         --            74(10)
Eliminate accrued interest not assumed......................         --           503(11)
Eliminate long-term debt not assumed........................    112,000(k)     88,572(12)
Adjustments to record assets at fair value:
  Property, plant and equipment.............................    123,209(l)     53,391(13)
  Subscriber relationships..................................     82,042(m)     35,552(14)
  Franchise rights..........................................     86,294(n)     37,394(15)
  Noncompete agreements.....................................      6,993(o)      3,030(16)
  Goodwill..................................................      1,462(p)        633(17)
                                                              ---------      --------
          Total.............................................  $ 297,783      $127,723
                                                              =========      ========

     Sources and uses of funds for the Buford acquisition are as follows:

SOURCES OF FUNDS:
The offering of new subordinated notes by Classic Cable.....  $150,000   (q)
The Brera Classic equity investment (net of fees of and
  expense reimbursements to Brera Classic):
  Common stock, voting......................................        65   (r)
  Additional paid-in capital................................    95,683   (s)
Classic Cable credit facility...............................   175,000   (t)
                                                              --------
     Total sources of funds.................................  $420,748
                                                              ========
USES OF FUNDS:
Retirement of existing credit facility......................  $ 97,050   (u)
Buford acquisition..........................................   297,783
Fees and expenses:
  Deferred financing costs..................................    16,875   (v)
  Other transaction costs...................................     5,200   (w)
  Working capital...........................................     3,840   (x)
                                                              --------
     Total uses of funds....................................  $420,748
                                                              ========

     Concurrent with the Buford acquisition, the 2008 Subordinated
Notes redemption offer and this offering, we would have written off
unamortized deferred financing costs of $7,901 and unamortized           (z)
discount of $367. The charges for the write off will be reflected as     (y)
an extraordinary charge in the income statement for the period during which the transactions occurred. No such charge is included in the pro forma income statement information presented in this prospectus

     The sources and uses of funds for the partial redemption of the 2008 Subordinated Notes are as follows:

SOURCES OF FUNDS:
Senior credit facility......................................  $90,000   (aa)
                                                              =======
USES OF FUNDS:
Retirement of the principal amount of the 2008 Subordinated
  Notes.....................................................  $85,995   (bb)
Payment of premium on the 2008 Subordinated Notes...........      860   (cc)
Payment of accrued interest on the 2008 Subordinated
  Notes.....................................................    3,145   (dd)
                                                              -------
                                                              $90,000
                                                              =======

     The sources and uses of funds for the offering contemplated in this prospectus are as follows:

SOURCES OF FUNDS:
Common stock................................................  $     58   (ee)
Additional paid-in capital..................................   174,942   (ff)
                                                              --------
                                                              $175,000
                                                              ========
USES OF FUNDS:
Retirement of the principal amount of the Classic 2009
  Senior Discount Notes.....................................  $ 66,276   (gg)
Payment of premium on the Classic 2009 Senior Discount
  Notes.....................................................     8,782   (hh)
Pay down the credit facility................................    85,454   (ii)
Estimated fees and expenses.................................    14,488   (jj)
                                                              --------
                                                              $175,000
                                                              ========

The conversion of the voting common stock results in a
reclassification of $82 from voting common stock to Class B common
stock.                                                                   (kk)

The Brera Classic equity investment resulted in a change of control.
As a result, recognition of the remaining unearned compensation of
$1,257 was accelerated.                                                  (ll)

      Sources and uses of funds for the Star acquisition are assumed to be as follows:

  SOURCES OF FUNDS:
  Star Investment:
    Common stock..............................................  $      7   (18)
    Additional paid-in capital................................    19,993   (19)
  Borrowings on the credit facility...........................   109,823   (20)
                                                                --------
                                                                $129,823
                                                                ========

  USES OF FUNDS:
  Purchase Star...............................................  $127,723
  Deferred financing costs....................................     1,500   (21)
  Costs of offering...........................................       600   (22)
                                                                --------
                                                                $129,823
                                                                ========

                          CLASSIC COMMUNICATIONS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           BUFORD
                                      CLASSIC        CABLE                  1998
                                   COMMUNICATIONS     ONE      BUFORD    ACQUISITION   ADJUSTMENTS   SUBTOTAL     STAR
                                   --------------    -----     ------    -----------   -----------   ---------    ----
Revenues..........................    $ 69,802      $6,564    $ 70,475     $3,056       $     --     $149,897    $18,447
Operating expenses:
   Programming....................      17,840       1,831      18,339        708             --       38,718      5,435
   Plant and operating............       8,437         815       6,937        397             --       16,586      2,588
   General and administrative.....      11,295       1,037      16,183        557             --       29,072      1,691
   Marketing and advertising......         850          97         345         --             --        1,292        230
   Corporate overhead.............       3,648          --       9,364         99         (1,490)(a)   11,621        644
   Depreciation and amortization..      30,531         529      21,399        750         13,981(b)    67,190      5,393
                                      --------      ------    --------     ------       --------     --------    -------
       Total operating
        expenses..................      72,601       4,309      72,567      2,511         12,491      164,479     15,981
                                      --------      ------    --------     ------       --------     --------    -------
Operating income (loss)...........      (2,799)      2,255      (2,092)       545        (12,491)     (14,582)     2,466
Interest expense..................     (24,442)         --      (7,919)       (34)        (1,897)(c)  (34,292)    (5,652)
Other income (expense)............         (28)       (648)       (221)         1             --         (896)       166
                                      --------      ------    --------     ------       --------     --------    -------
Income (loss) before income
 taxes............................     (27,269)      1,607     (10,232)       512        (14,388)     (49,770)    (3,020)
Income tax benefit................       1,930          --         226         --             --(d)     2,156         --
                                      --------      ------    --------     ------       --------     --------    -------
Net Income (loss).................    $(25,339)     $1,607    $(10,006)    $  512       $(14,388)    $(47,614)   $(3,020)
                                      ========      ======    ========     ======       ========     ========    =======
Basic and diluted loss per
 share............................    $ (11.43)
Shares used in computing loss per
 share............................       2,603


                                                     PRO
                                    ADJUSTMENTS     FORMA
                                    -----------     -----
Revenues..........................    $     --     $168,344
Operating expenses:
   Programming....................          --       44,153
   Plant and operating............          --       19,174
   General and administrative.....          --       30,763
   Marketing and advertising......          --        1,522
   Corporate overhead.............        (644)(a)   11,621
   Depreciation and amortization..       9,651(b)    82,234
                                      --------     --------
       Total operating
        expenses..................       9,007      189,467
                                      --------     --------
Operating income (loss)...........      (9,007)     (21,123)
Interest expense..................      (3,257)(c)  (43,201)
Other income (expense)............          --         (730)
                                      --------     --------
Income (loss) before income
 taxes............................     (12,264)     (65,054)
Income tax benefit................          --(d)     2,156
                                      --------     --------
Net Income (loss).................    $ 12,264)    $(62,898)
                                      ========     ========
Basic and diluted loss per
 share............................
Shares used in computing loss per
 share............................

 See the Notes to the Unaudited Pro Forma Consolidated Statement of Operations.

                          CLASSIC COMMUNICATIONS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           CLASSIC
                                        COMMUNICATIONS   BUFORD    ADJUSTMENTS    SUBTOTAL    STAR     ADJUSTMENTS    PRO FORMA
                                        --------------   ------    -----------    --------    ----     -----------    ---------
Revenues..............................     $ 39,286      $38,398          --      $ 77,684   $12,434          --      $ 90,118
Operating expenses:
    Programming.......................       10,427       10,430          --        20,857     3,742          --        24,599
    Plant and operating...............        4,401        3,377          --         7,778     2,010          --         9,788
    General and administrative........        5,755        8,461          --        14,216     1,083          --        15,299
    Marketing and advertising.........          452          237          --           689       152          --           841
    Corporate overhead................        1,725          (72)    $  (507)(a)     1,146       433     $  (433)(a)     1,146
    Depreciation and amortization.....       18,096       12,105       5,255(b)     35,456     3,722       3,800(b)     42,978
                                           --------      -------     -------      --------   -------     -------      --------
        Total operating expenses......       40,856       34,538       4,748        80,142    11,142       3,367        94,651
                                           --------      -------     -------      --------   -------     -------      --------
Income (loss) from operations.........       (1,570)       3,860      (4,748)       (2,458)    1,292      (3,367)       (4,533)
Interest expense......................      (14,992)      (4,095)      1,883(c)    (17,204)   (3,406)     (1,050)(c)   (21,660)
Other income (expense)................           15          (78)         --           (63)       16          --           (47)
                                           --------      -------     -------      --------   -------     -------      --------
Loss before income taxes..............      (16,547)        (313)     (2,865)      (19,725)   (2,098)     (4,417)      (26,240)
Income tax benefit....................           --          210          --(d)        210        --          --(d)        210
                                           --------      -------     -------      --------   -------     -------      --------
Net loss..............................     $(16,547)     $  (103)    $(2,865)     $(19,515)  $(2,098)    $(4,417)     $(26,030)
                                           ========      =======     =======      ========   =======     =======      ========
Basic and diluted loss per share......     $  (5.85)
Shares used in computing loss per
  share...............................        2,830

  See the Notes to Unaudited Pro Forma Consolidated Statements of Operations.

                          CLASSIC COMMUNICATIONS, INC.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

     The accompanying Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 1998 and the six months ended June 30, 1999 reflect the pro forma adjustments described below as if (1) the completed acquisition of Buford Group, Inc. by our subsidiary, Classic Cable, Inc. and the related financing, (2) other acquisitions completed by either Classic or Buford prior to the date of this prospectus, (3) the pending acquisition of substantially all of the assets of Star Cable Associates by a subsidiary of Classic Cable and the related financing, (4) the partial redemption of Classic Cable's 2008 Subordinated Notes and the related financing and (5) the offering contemplated in this prospectus as if all such transactions had occurred on January 1, 1998. The Unaudited Pro Forma Consolidated Statements of Operations combine the historical results of operations of Classic with those of Buford, Star and the completed acquisitions. These statements reflect the following adjustments for the period indicated:

          (a) Classic Cable has formulated a restructuring plan whereby certain identified employees of Buford's corporate management were terminated. The functions of these employees were duplicative with those of Classic Cable and there is no expectation that the revenues generated by the Buford systems will be adversely affected by the restructuring plan. The costs associated with these employees were $1,490 and $507 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively.

          Star pays a management fee to its general partner based upon a certain percentage of revenues. This arrangement will terminate upon the closing of the Star acquisition. There is no expectation that the revenues generated by the Star systems will be adversely affected by the termination of this agreement. The costs associated with this agreement were $644 and $433 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively.

          (b) Represents pro forma adjustments to depreciation and amortization in connection with the Buford acquisition and the Star acquisition and their completed acquisitions. The depreciation and amortization expense of property, plant and equipment and intangible assets acquired, net of elimination of depreciation and amortization expense on historical assets, is as follows:

                                                               YEAR ENDED     SIX MONTHS
                                                              DECEMBER 31,       ENDED
                                                                  1998       JUNE 30, 1999
                                                              ------------   -------------
CABLE ONE AND BUFORD
--------------------------
Depreciation and amortization expense on the purchased basis of property, plant and equipment and intangible assets
  acquired..................................................    $ 36,659       $ 17,360
Elimination of historical depreciation and amortization
  expense...................................................     (22,678)       (12,105)
                                                                --------       --------
          Total adjustment to depreciation and
            amortization....................................    $ 13,981       $  5,255
                                                                ========       ========

STAR
----
Depreciation and amortization expense on the purchased basis of property, plant and equipment and intangible assets
  acquired..................................................      15,044          7,522
Elimination of historical depreciation and amortization
  expense...................................................      (5,393)        (3,722)
                                                                --------       --------
          Total adjustment to depreciation and
            amortization....................................       9,651          3,800
                                                                ========       ========

     The property, plant, and equipment and intangible assets acquired in connection with the Buford acquisition and the Star acquisition are estimated below:

                                                                       DEPRECIATION/
                                                                       AMORTIZATION
                                                                          PERIOD
                                                  BUFORD      STAR        (YEARS)
                                                 --------   --------   -------------
Land...........................................  $    888        385        --
Buildings......................................     3,909      1,694        30
Leasehold improvements.........................       818        355         7
Vehicles.......................................     3,776      1,636         5
Cable television distribution systems..........    43,930     19,036        12
UHF system.....................................     9,280      4,021         7
Mobile radio equipment.........................       364        158         7
Headend electronics............................    26,406     11,442         7
Headend tower and antennae.....................    11,077      4,800         7
Microwave equipment............................     4,657      2,018         7
Shop and test equipment........................     5,517      2,391         7
Drops..........................................     9,622      4,170         7
Furniture and fixtures.........................     1,608        697         7
Office equipment...............................       986        427         7
Computer hardware and equipment................       322        139         4
Computer software..............................        49         22         3
Subscriber relationships.......................    82,042     35,552        12
Franchise rights...............................    86,294     37,394         8
Noncompete agreements..........................     6,993      3,030         3
Goodwill.......................................     1,462        633        20
                                                 --------   --------
                                                 $300,000   $130,000
                                                 ========   ========

          (c) Represents:

             - interest expense on the credit facility using a current interest rate of 7.75%, 8.00% and 8.00% for the Term A, Term B and Term C loans, respectively, per annum,

             - interest expense on the 2009 Subordinated Notes using a rate of
               9.375% per annum,

             - amortization expense of deferred financing fees related to the
               2009 Subordinated Notes and the credit facility,

             - elimination of historical interest expense related to Buford's and Star's debt not assumed, and

             - elimination of historical interest expense from the old credit facility, the redeemed portion of the 2008 Subordinated Notes and the 2009 Senior Discount Notes as well as the elimination of the related amortization of deferred financing costs, as follows:

                                                         YEAR ENDED       SIX MONTHS ENDED
                                                      DECEMBER 31, 1998    JUNE 30, 1999
                                                      -----------------   ----------------
Buford
Interest expense on the credit facility.............      $ 14,236*           $  7,118
Interest expense on the 2009 Subordinated Notes.....        14,063               7,032
Amortization expense of deferred financing fees.....         1,869                 934

                                                         YEAR ENDED       SIX MONTHS ENDED
                                                      DECEMBER 31, 1998    JUNE 30, 1999
                                                      -----------------   ----------------
Elimination of historical interest expense on the
  old credit facility, 2009 Senior Discount Notes,
  redeemed portion of the 2008 Subordinated Notes,
  subordinated debt and acquisition debt not assumed
  as well as related amortization of deferred
  financing costs...................................       (28,271)            (16,967)
                                                          --------            --------
          Total increase to interest expense........      $  1,897            $  1,883
                                                          ========            ========

---------------
* The total effect of a 1/8% variance in the interest rate would be $224 and $112, respectively.

                                                         YEAR ENDED       SIX MONTHS ENDED
                                                      DECEMBER 31, 1998    JUNE 30, 1999
                                                      -----------------   ----------------
Star
Interest expense on the credit facility.............      $  8,708*           $  4,355*
Amortization expense of deferred financing fees.....           201                 101
Elimination of historical interest expense on the
  acquisition debt not assumed as well as the
  related amortization of deferred financing
  costs.............................................        (5,652)             (3,406)
                                                          --------            --------
          Total increase to interest expense........      $  3,257            $  1,050
                                                          ========            ========

---------------
* The total effect of a 1/8% variance in the interest rate would be $362 and $181, respectively.

          (d) Represents the:

             - tax effect of pro forma adjustments,

             - recognition of tax expense for the acquired systems which were historically not allocated tax expense by their former parent, and

             - the effect of recording a valuation allowance on excess deferred tax assets arising from pro forma adjustments.

     We record a tax benefit only to the extent existing deferred tax liabilities reverse within the appropriate period to offset deferred tax assets. These reversing liabilities will be fully recognized in 1998, and a valuation allowance remains on 100% of the remaining deferred tax assets. As a result, the ratable tax benefit to be realized is limited, resulting in an effective rate of less than 5%.

                                                               YEAR ENDED     SIX MONTHS
                                                              DECEMBER 31,       ENDED
                                                                  1998       JUNE 30, 1999
                                                              ------------   -------------
Total pro forma adjustments.................................    (26,652)         (7,282)
Tax rate....................................................         34%             34%
                                                                -------         -------
                                                                  9,062           2,476

Total Cable One, Buford 1998 acquisition and Star pre tax
  income....................................................       (901)         (2,098)
Tax rate....................................................         34%             34%
                                                                -------         -------
                                                                    306             713

Effect of valuation allowance...............................     (9,368)         (3,189)
                                                                -------         -------
Total adjustment to income tax benefit......................         --              --
                                                                =======         =======

               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA --
                          CLASSIC COMMUNICATIONS, INC.

     The following table presents selected historical financial data about Classic. You should read this information together with "Summary Historical Financial and Operating Data -- Classic Communications, Inc.," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Classic's consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

     Classic's selected historical financial data as of and for each of the five years in the period ended December 31, 1998 have been derived from Classic's consolidated financial statements, which have been audited and reported upon by Ernst & Young LLP for the years ended December 31, 1994, 1995 and 1996 and PricewaterhouseCoopers LLP for the years ended December 31, 1997 and 1998. The historical data for the six months ended June 30, 1998 and 1999 have been derived from Classic's unaudited financial statements. The unaudited financial statements contain all adjustments, consisting of normal recurring accruals, which Classic considers necessary for a fair presentation of its financial position and results of operations for these periods.

                                                                                                       SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                             ---------------------------------------------------   -------------------
                                              1994       1995       1996       1997       1998       1998       1999
                                              ----       ----       ----       ----       ----       ----       ----
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues...................................  $16,019   $ 36,677   $ 59,821   $ 60,995   $ 69,802   $ 32,214   $ 39,286
Costs and expenses.........................    8,372     18,911     33,553     36,555     42,070     19,038     22,760
Depreciation and amortization..............    6,383     16,427     27,510     27,832     30,531     14,169     18,096
                                             -------   --------   --------   --------   --------   --------   --------
Operating income (loss)....................    1,264      1,339     (1,242)    (3,392)    (2,799)      (993)    (1,570)
Interest expense...........................   (4,975)   (14,199)   (20,633)   (21,299)   (24,442)   (10,497)   (14,992)
Gain on sale of cable systems..............      115         --      4,901      3,644         --         --         --
Write-off of abandoned telephone
  operations...............................       --         --     (2,994)      (500)      (220)        --         --
Other income (expense).....................       --         --         --         71        192         64         15
                                             -------   --------   --------   --------   --------   --------   --------
Loss before income tax benefit, minority
  interest and extraordinary loss..........   (3,596)   (12,860)   (19,968)   (21,476)   (27,269)   (11,426)   (16,547)
Income tax benefit.........................    1,121      4,533      6,802      7,347      1,930      1,041         --
Extraordinary loss.........................       --     (4,054)        --         --     (5,524)        --         --
Minority interest in net loss of
  subsidiary...............................       46         --         --         --         --         --         --
                                             -------   --------   --------   --------   --------   --------   --------
Net loss...................................  $(2,429)  $(12,381)  $(13,166)  $(14,129)  $(30,863)  $(10,385)  $(16,547)
                                             =======   ========   ========   ========   ========   ========   ========
Basic and diluted loss applicable to common
  stockholders before extraordinary item...  $ (3.13)  $  (5.87)  $  (7.30)  $  (7.53)  $ (11.43)  $  (5.09)  $  (5.85)
Basic and diluted loss applicable to common
  stockholders.............................  $ (3.13)  $  (8.21)  $  (7.30)  $  (7.53)  $ (13.55)  $  (5.09)  $  (5.85)
BALANCE SHEET DATA (END OF PERIOD):
Total assets...............................  $96,136   $271,516   $245,922   $220,162   $254,604         --   $243,576
Total debt.................................   58,161    207,706    197,504    191,990    282,842         --    288,292
Total liabilities..........................   78,251    232,531    219,232    206,643    301,392         --    306,248
Total redeemable preferred stock...........   12,332     19,260     22,726     26,705         --         --         --
Total stockholders' equity.................    5,553     19,725      3,965    (13,186)   (46,788)        --    (62,672)

     SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA -- BUFORD GROUP, INC.

     The following table presents selected historical financial data about Buford. You should read this information together with "Summary Historical Financial and Operating Data -- Buford Group, Inc.," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Buford's consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

     The selected data presented below under the headings "Income Statement Data" and "Balance Sheet Data," for and as of the end of each of the years in the five-year period ended December 31, 1998 are derived from Buford's consolidated financial statements, which financial statements have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, and the auditors' report thereon, are included elsewhere in this prospectus. The historical data for the six months ended June 30, 1998 and 1999 have been derived from Buford's unaudited financial statements. The unaudited financial statements contain all adjustments, consisting of normal recurring accruals, which Buford considers necessary for a fair presentation of Buford's financial position and results of operations for these periods.

                                                                                                       SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                            ----------------------------------------------------   -------------------
                                              1994       1995       1996       1997       1998       1998       1999
                                              ----       ----       ----       ----       ----       ----       ----
                                                                      (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues..................................  $ 37,032   $ 49,558   $ 49,561   $ 58,136   $ 70,475   $ 32,943   $ 38,398
Costs and expenses........................    26,755     32,965     32,932     40,858     51,168     24,547     22,433
Depreciation and amortization.............    13,670     17,379     17,175     17,753     21,399     10,137     12,105
                                            --------   --------   --------   --------   --------   --------   --------
Operating income (loss)...................    (3,393)      (786)      (546)      (475)    (2,092)    (1,741)     3,860
Interest expense..........................    (2,823)    (6,332)    (5,345)    (5,787)    (7,919)    (3,681)    (4,095)
Gain on sale of cable systems.............        --      8,506      5,418         --         --         --         --
Other income (expense)....................       191      1,443        344        859       (221)        73        (78)
                                            --------   --------   --------   --------   --------   --------   --------
Loss before income tax benefit (expense)
  and cumulative effect of change in
  accounting principle....................    (6,025)     2,831       (129)    (5,403)   (10,232)    (5,349)      (313)
Income tax benefit (expense)..............     3,027      7,235        (94)       315        226        (25)       210
Cumulative effect of change in accounting
  principle...............................        --         --         --         --         --         --       (207)
                                            --------   --------   --------   --------   --------   --------   --------
Net income (loss).........................  $ (2,998)  $ 10,066   $   (223)  $ (5,088)  $(10,006)  $ (5,374)  $   (310)
                                            ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA (END OF PERIOD):
Total assets..............................  $127,702   $127,379   $117,676   $143,932   $175,953         --   $166,602
Total debt................................    72,110     70,643     60,053     85,000    118,000         --    112,000
Total liabilities.........................    91,773     80,122     69,182     97,008    131,147         --    122,881
Total stockholders' equity................    35,969     47,257     48,493     46,924     44,806         --     43,721

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides additional information regarding our pro forma financial condition as of June 30, 1999 and for the six months ended June 30, 1999 and the year ended December 31, 1998. It also includes historical information regarding our financial condition and results of operations for each of the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999. This discussion should be read in conjunction with "Selected Historical Consolidated Financial Data -- Classic Communications, Inc.," "Selected Historical Consolidated Financial Data -- Buford Group, Inc.," "Unaudited Pro Forma Consolidated Financial Information" and Classic's, Buford's and Star's consolidated financial statements and the notes relating to those statements appearing elsewhere in this prospectus. During their existence, both Classic Cable and Buford have completed multiple acquisitions and divestitures of cable systems. As a result, we believe that period-to-period comparisons of their financial results to date are not necessarily meaningful and should not be relied upon as an indication of future performance.

OVERVIEW

     As a result of the Buford acquisition and the pending Star acquisition and assuming completion of other recently publicly announced transactions by other companies in the cable television industry, we believe we will be the 14th largest cable television operator in the United States. We own, operate and develop cable television systems in selected non-metropolitan markets clustered primarily in nine contiguous states primarily located in the central United States. Since 1992, we have completed and integrated over 20 acquisitions. As of June 30, 1999, our collective systems passed approximately 707,000 homes and served approximately 416,000 basic subscribers, which includes approximately 98,000 homes and 57,000 subscribers for Star.

     REVENUES. Revenues are primarily attributable to monthly subscription fees charged to subscribers for our basic and premium cable television programming services. Basic revenues consist of monthly subscription fees for all services, other than premium programming, as well as monthly charges for customer equipment rental. Premium revenues consist of monthly subscription fees for programming provided on a per channel basis. In addition, other revenues are derived from:

     - installation and reconnection fees charged to basic subscribers to commence or reinstate service;

     - pay-per-view charges;

     - late payment fees;

     - advertising revenues; and

     - commissions related to the sale of merchandise by home shopping services.

     At June 30, 1999, our collective systems served approximately 416,000 basic subscribers and approximately 211,000 premium units, representing a basic penetration rate of approximately 59% and a premium penetration rate of approximately 51%. For Classic and Star premium subscribers are the number of subscribers who pay a monthly fee for premium channels. Multiplexing premium channels is counted as one subscriber. For Buford, each premium channel received is counted as a separate premium subscriber. Premium penetration is calculated as the number of premium subscribers as a percentage of homes passed. The table below sets forth for the periods indicated the percentage of our total revenues attributable to the various sources:

                                            YEAR ENDED    SIX MONTHS ENDED
                                           DECEMBER 31,       JUNE 30,
                                               1998             1999
                                           ------------   ----------------
Basic....................................      83.8%            84.3%
Premium..................................      11.4             11.0
Other....................................       4.8              4.7
                                              -----            -----
          Total revenues.................     100.0%           100.0%
                                              =====            =====

     OPERATING EXPENSES. Our operating expenses consist of (A) programming fees,
(B) plant and operating costs, (C) general and administrative expenses and (D) marketing costs directly attributable to the systems. Programming fees have historically increased at rates in excess of inflation due to system acquisitions and internal growth, as well as increases in the number, quality and cost of programming services offered by us. We benefit from our membership in an industry cooperative with over 10 million basic subscribers that provides its members with volume discounts from programming networks and cable equipment vendors. Plant and operating costs include expenses related to wages and employee benefits of technical personnel, electricity, systems supplies, vehicles and other operating costs. General and administrative expenses directly attributable to the systems include wages and employee benefits for customer service, accounting and administrative personnel, franchise fees and expenses related to billing, payment processing, and office administration.

     CORPORATE OVERHEAD. Corporate overhead consists primarily of expenses incurred by our executive management, which are not directly attributable to any one system.

     OPERATING LOSSES. The high level of depreciation and amortization associated with the acquisitions and capital expenditures related to continued construction and upgrading of the current systems, together with interest costs related to our financing activities, have contributed to our net losses. We believe that such net losses are common for the cable television industry.

RESULTS OF OPERATIONS -- CLASSIC COMMUNICATIONS

  SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

                                              SIX MONTHS ENDED           SIX MONTHS ENDED
                                               JUNE 30, 1998              JUNE 30, 1999
                                          ------------------------   ------------------------
                                           AMOUNT    % OF REVENUES    AMOUNT    % OF REVENUES
                                           ------    -------------    ------    -------------
                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $32,214        100.0%      $39,286        100.0%
Operating expenses:
     Programming........................    8,218         25.5        10,427         26.5
     Plant and operating................    3,865         12.0         4,401         11.2
     General and administrative.........    5,357         16.6         5,755         14.6
     Marketing and advertising..........      339          1.1           452          1.2
Corporate overhead......................    1,259          3.9         1,725          4.4
Depreciation and amortization...........   14,169         44.0        18,096         46.1
                                          -------        -----       -------        -----
          Loss from operations..........  $  (993)        (3.1)%     $(1,570)        (4.0)%
                                          =======        =====       =======        =====

     REVENUES. Revenues increased $7.1 million, or 22%, for the six months ended June 30, 1999, as compared to the corresponding prior year period. Basic revenues increased by $6.0 million due to increased subscribers of approximately 23,000 and basic rate increases. The increase in subscribers was due to the acquisition of systems from Cable One in July 1998. In addition, there was a rate increase of approximately 7% affecting approximately two-thirds of our customers in February 1999 which resulted in an increase in basic revenues per subscriber of 7% from $27.42 to $29.35 period to period. Classic Cable has historically increased rates in February in order to offset increases in operating costs such as programming which occur primarily in January of each year.

     OPERATING EXPENSES. Operating expenses increased $3.3 million, or 18%, for the six months ended June 30, 1999, as compared to the corresponding prior year period. Programming expense increased $2.2 million due to the continued escalation in rates charged by programming vendors as well as an increase in the subscriber base over the same period in 1998. Depreciation and amortization expense for the six months ended June 30, 1999 was $18.1 million, an increase of $3.9 million over the same period in 1998. The increase represents the effect of acquisitions and capital expenditures.

     OTHER INCOME AND EXPENSES. Interest expense increased $4.5 million, or 43%, for the six months ended June 30, 1999, as compared to the corresponding prior year period. This increase is primarily the result of the debt issued in conjunction with the July 1998 financing.

     INCOME TAX BENEFIT. The income tax benefit decreased $1.0 million for the six months ended June 30, 1999, as compared to the corresponding prior year period. No tax benefit was recognized in 1999. The effective tax rates for the six months ended June 30, 1999 and June 30, 1998 differ from the statutory rates primarily due to an increase in the valuation allowance on deferred tax assets.

     NET LOSS. As a result of the above described fluctuations in Classic's results of operations, the net loss of $16.5 million for the six months ended June 30, 1999 increased by $6.2 million, as compared to the net loss of $10.4 million for the corresponding prior year period.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

                                                 YEAR ENDED                YEAR ENDED
                                             DECEMBER 31, 1997          DECEMBER 31, 1998
                                          ------------------------   -----------------------
                                           AMOUNT    % OF REVENUES   AMOUNT    % OF REVENUES
                                           ------    -------------   ------    -------------
                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $60,995        100.0%      $69,802       100.0%
Operating expenses:
     Programming........................   14,916         24.5       17,840         25.6
     Plant and operating................    7,622         12.5        8,437         12.1
     General and administrative.........    9,257         15.2       11,295         16.2
     Marketing and advertising..........      438          0.7          850          1.2
  Corporate overhead....................    4,322          7.1        3,648          5.2
  Depreciation and amortization.........   27,832         45.6       30,531         43.7
                                          -------        -----       -------       -----
          Loss from operations..........  $(3,392)        (5.6)%     $(2,799)       (4.0)%
                                          =======        =====       =======       =====

     REVENUES. Revenues for the year ended December 31, 1998 were $69.8 million, an improvement of $8.8 million over revenues for the year ended December 31, 1997. Basic revenues improved by $7.4 million, or 14.7%, while average monthly basic revenues per subscriber increased from $25.22 to $27.87, or 10.5%. The improvement was due primarily to basic rate increases in February 1998 affecting 234 systems and serving approximately 114,000 subscribers, or 69% of total subscribers, as well as revenue generated from the systems acquired from Cable One on July 29, 1998. The majority of the remaining systems also had rate increases during 1998. The change in basic subscribers for the year ended December 31, 1998 is primarily due to the acquisition of systems from Cable One in 1998 and the sale of certain Kansas and Oklahoma systems serving approximately 4,000 basic subscribers during the second quarter of 1997, as well as bulk account equivalent basic unit conversion calculations following the basic rate increases, the increased availability and affordability of competitive video services, non-pay disconnects, and other terminations of service. The remaining revenues increased 13.7%, from $10.2 million for the year ended December 31, 1997 to $11.6 million for the year ended December 31, 1998, due in large part to continued promotion of pay-per-view events.

     OPERATING EXPENSES. Operating expenses for the year ended December 31, 1998 were $38.4 million, an increase of $6.2 million, or 19.2%, over operating expenses for the year ended December 31, 1997. An escalation in rates charged by certain programming vendors as well as increases in copyright fees and premium units were largely responsible for the $2.9 million increase in programming costs over programming costs for the year ended December 31, 1997. Plant and operating expenses increased from $7.6 million for the year ended December 31, 1997 to $8.4 million for the year ended December 31, 1998, reflecting increases in technical wages and benefits, plant power, and amounts paid to outside contractors to update our subscriber database. General and administrative expenses increased from $9.3 million for the year ended December 31, 1997 to $11.3 million for the year ended December 31, 1998 due to increases in administrative wages and benefits, telephone, property taxes and bad debt expense. General and administrative expense as a percentage of revenue increased during this period from 15.2% to 16.2%. Marketing expenses for the year ended December 31, 1998 were $0.9 million, an increase of 94.1% over marketing expenses for the year ended December 31, 1997. The majority of this increase relates to increased spending associated with our marketing initiatives. As a percentage of revenues, operating expenses increased slightly from 52.8% for the year ended December 31, 1997 to 55.0% for the year ended December 31, 1998.

     CORPORATE OVERHEAD. Corporate overhead decreased $0.7 million, or 15.6%, from $4.3 million for the year ended December 31, 1997 to $3.6 million for the year ended December 31, 1998 due primarily to a reduction in litigation costs compared to the year ended December 31, 1997.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense for the year ended December 31, 1998 was $30.5 million, an increase of $2.7 million over depreciation and amortization expense for the year ended December 31, 1997. The increase is largely reflective of the inclusion of fixed assets placed into service during 1997 and 1998.

     INCOME TAX BENEFIT. The income tax benefit decreased from $7.3 million for year ended December 31, 1997 to $1.9 million for the year ended December 31, 1998. The pre-tax loss increased in 1998. However, the effective tax rate decreased. The effective tax rate decreased from 34.2% for the year ended December 31, 1997 to 7.1% for the year ended December 31, 1998. This decrease is primarily due to an increase in the valuation allowance against deferred tax assets.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

                                                 YEAR ENDED                 YEAR ENDED
                                             DECEMBER 31, 1996          DECEMBER 31, 1997
                                          ------------------------   ------------------------
                                           AMOUNT    % OF REVENUES    AMOUNT    % OF REVENUES
                                           ------    -------------    ------    -------------
                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $59,821        100.0%      $60,995        100.0%
Operating expenses:
     Programming........................   15,106         25.3        14,916         24.5
     Plant and operating................    7,308         12.2         7,622         12.5
     General and administrative.........    8,688         14.5         9,257         15.2
     Marketing and advertising..........      238          0.4           438          0.7
Corporate overhead......................    2,213          3.7         4,322          7.1
Depreciation and amortization...........   27,510         46.0        27,832         45.6
                                          -------        -----       -------        -----
          Loss from operations..........  $(1,242)        (2.1)%     $(3,392)        (5.6)%
                                          =======        =====       =======        =====

     REVENUES. Revenues for the year ended December 31, 1997 were $61.0 million, an improvement of $1.2 million, or 2.0%, over revenues of $59.8 million for the year ended December 31, 1996. In 1997, basic revenues increased by $1.8 million, or 3.7%, due to basic rate increases implemented primarily during the first quarter of the year. Average monthly basic revenues per subscriber increased from $22.77 to $25.22 or 10.8% over the same period in 1996. The decrease in basic subscribers for the period ended December 31, 1997 is largely reflective of the sale of Kansas and Oklahoma systems serving approximately 4,000 basic subscribers during the second quarter of 1997 as well as bulk account equivalent basic unit conversion calculations following the basic rate increases, the increased availability and affordability of competitive video services, non-pay disconnects, and other terminations of service. In 1997, Classic Cable launched a coordinated array of marketing techniques to attract and retain customers and to increase premium service penetration, including door-to-door and direct mail solicitation, telemarketing, media advertising, local promotional events and cross-channel promotions of new services and pay-per-view events. Net of the system sales, premium subscribers increased by 2,975 units or 4.9% during 1997 with a corresponding 2.2% increase in penetration, from 36.4% in 1996 to 38.5% at December 31, 1997. The corresponding premium revenue decreased, however, 3.2% from $6.5 million in 1996 to $6.3 million in 1997 due in large part to the system divestitures and discounted pricing offered in connection with the various marketing campaigns. The remaining revenues also decreased 11.0%, from $4.1 million in 1996 to $3.6 million in 1997, largely as a function of the system divestitures and free or heavily-discounted installation marketing promotions. The decrease was partially offset by $197,000 or 181%, increase in pay-per-view event revenue.

     OPERATING EXPENSES. Operating expenses increased $893,000, or 2.8%, from $31.3 million in 1996 to $32.2 million in 1997. Programming costs for the year ended December 31, 1997 decreased $190,000, or 1.3%, over the year ended December 31, 1996 to $14.9 million. Increases in copyright fees, premium units and rates charged by certain programming vendors were offset by the renegotiation of certain programming contracts wherein rate concessions, launch fees and other marketing support totaling $564,000 were obtained. Plant and operating expenses increased $314,000, or 4.3%, to $7.6 million during 1997 due to the hiring of additional technical personnel as well as increases in technical wages and benefits and vehicle operating expenses. General and administrative expenses for 1997 were $9.3 million, an increase of $569,000, or 6.5%, over 1996. The increase was due primarily to the addition of certain key management and administrative personnel, an increase in bad debt expense, and the write-off of certain costs related to the termination of the purchase agreement and operations associated with the proposed acquisition of telephone exchanges in Kansas. Marketing and advertising expenses for the year ended December 31, 1997, were $438,000, an increase of $200,000, or 84.0%, over the year ended December 31, 1996, relating directly to increased spending associated with our aforementioned new marketing initiatives. As a percentage of revenues, operating expenses increased slightly, from 52.4% for the year ended December 31, 1996 to 52.9% for the year ended December 31, 1997.

     CORPORATE OVERHEAD. Corporate overhead for the year ended December 31, 1997, was $4.3 million, an increase of $2.1 million over the year ended December 31, 1996. The increase was largely reflective of costs incurred in conjunction with divorce proceedings with one of Classic's officers. Classic agreed to, among other things, provide monetary consideration for the release of certain claims. Legal, consultant and other charges of approximately $1.4 million were charged to corporate overhead for 1997 in connection with this matter. The remainder of the increase was due primarily to the hiring of the Vice President of Operations in February 1997 as well as other increases in executive compensation, travel and entertainment.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense for the year ended December 31, 1997, was $27.8 million, an increase of $322,000 over the year ended December 31, 1996. The increase is due primarily to the inclusion of fixed assets placed into service during the year. The increase was partially offset by the sales of certain systems during 1996 and 1997.

     INCOME TAX BENEFIT. The benefit for income taxes increased from $6.8 million in 1996 to $7.3 million in 1997, primarily due to the increase in the pre-tax loss from operations in 1997 and an increase in the effective tax rate from 34.1% to 34.2% in 1996 and 1997, respectively.

     Total deferred tax liabilities and total deferred tax assets decreased by $12.9 million and $6.3 million, respectively, from 1996 to 1997. Approximately $8.1 million of the decrease in deferred tax liabilities relates to taxable temporary differences, primarily recurring book depreciation, and amortization in excess of tax. The remaining $4.8 million decrease in deferred tax liabilities relates to the increase in tax basis of assets held by one of our subsidiaries as a result of a deferred intercompany gain recognized during 1997. Approximately $4.9 million of the decrease in total deferred tax assets relates primarily to the utilization of net operating losses to offset taxable income generated by the taxable temporary differences noted above. Total deferred tax assets also decreased by $1.5 million due to the expiration of certain net operating losses in 1997.

     The expiration of net operating losses in 1997 had no impact on the provision for income taxes since a valuation allowance had previously been provided for these loss carryforwards. The deferred tax asset for the expired net operating loss carryforwards and the related valuation allowance were reduced accordingly.

     The net effect of the above item resulted in a current federal tax expense of $0.3 million for alternative minimum tax and a deferred tax benefit of $7.6 million for the reduction in net deferred tax liabilities.

RESULTS OF OPERATIONS -- BUFORD

  SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     REVENUES. Revenues for the six months ended June 30, 1999 were $38.4 million, an improvement of $5.5 million, or 17%, over revenues of $32.9 million for the corresponding prior year period. Revenues for the six months ended June 30, 1999 included the revenues for the systems acquired in late April 1998. Average monthly basic revenue per basic subscriber increased 7% from $28.27 in the first six months of 1998 to $30.94 in the first six months of 1999.

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

     OPERATING EXPENSES. Operating expenses increased $2.3 million from $20.2 million for the six months ended June 30, 1998 to $22.5 million for the six months ended June 30, 1999. Programming costs for the six months ended June 30, 1999 increased $1.7 million, or 19%, over the corresponding prior year period to $10.4 million. The increase was due primarily to the acquisition of subscribers in late April 1998 and an increase in the number and quality of programming services offered by Buford. Plant and operating expenses totaled $3.4 million for the six months ended June 30, 1999 and June 30, 1998. Plant and operating expenses as a percent of revenues decreased from 10% for the six months ended June 30, 1998 to 9% for the six months ended June 30, 1999 reflecting the continued benefits derived from Buford's cluster strategy. General and administrative expenses for the six months ended June 30, 1999 were $8.5 million, up $0.6 million, or 7%, over the corresponding prior year period. The increase was due primarily to cable systems and subscribers acquired in 1998. As a percentage of revenues, general and administrative expenses decreased from 24% for the six months ended June 30, 1998 to 22% for the six months ended June 30, 1999. Marketing and advertising expenses for the six months ended June 30, 1999 and 1998 were relatively flat at $0.2 million.

     CORPORATE OVERHEAD. Corporate overhead for the six months ended June 30, 1999 was $(0.1) million, a decrease over the six months ended June 30, 1998 of approximately $4.4 million due primarily to compensation expense related to employee stock appreciation rights in 1998. The management group's appreciation rights were tied to the appreciation in the market value of Buford's common stock. Buford recorded a credit of approximately $0.7 million during the six months ended June 30, 1999 to corporate overhead based on the actual payments made upon consummation of the sale. Buford recorded compensation expense of $3.6 million in the six months ended June 30, 1998 related to these appreciation rights. Excluding the compensation expense relating to these appreciation rights, corporate overhead decreased by approximately $0.2 million for the six months ended June 30, 1999 as compared to the six months ended June 30, 1998.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense for the six months ended June 30, 1999 was $12.1 million, an increase of $2 million or 19% over the corresponding prior year period. The increase is due primarily to the inclusion of the tangible and intangible assets acquired during 1998.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUES. Revenues in 1998 were $70.5 million, an improvement of $12.4 million, or 21.3%, over revenues in 1997. The improvement was due primarily to basic rate increases during the first half of 1998 as well as revenue generated from the systems acquired in late April 1998. Buford has historically increased rates in the majority of its systems during the first half of the year in order to offset increases in its operating costs such as programming which occur in January of each year. Average monthly basic revenue per basic subscriber increased 7.1%, from $26.31 for the year ended December 31, 1997 to $28.17 for the year ended December 31, 1998.

     OPERATING EXPENSES. Operating expenses in 1998 were $41.8 million, an increase of $5.8 million, or 16.1%, over operating expenses for the year ended December 31, 1997. The continued escalation in rates charged by programming vendors as well as increases in copyright fees and premium units were largely responsible for the $4.0 million increase in programming costs over 1997. Plant and operating expenses increased from $6.6 million for the year ended December 31, 1997 to $6.9 million for the year ended December 31, 1998, reflecting increases in technical wages and benefits and amounts paid to outside contractors. General and administrative expenses increased from $14.9 million for the year ended December 31, 1997 to $16.2 million for the year ended December 31, 1998 due to increases in administrative wages and benefits and utility expense. Marketing and advertising expenses for the year ended December 31, 1998 were $0.3 million, an increase of 50.0% over marketing and advertising

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

expenses for the year ended December 31, 1997. The majority of this increase relates to increased spending associated with Buford's marketing initiatives.

     CORPORATE OVERHEAD. Corporate overhead increased $4.5 million, or 91.8%, from $4.9 million for the year ended December 31, 1997 to $9.4 million for the year ended December 31, 1998 due primarily to an increase in compensation expense related to employee stock appreciation rights from $3.5 million for the year ended December 31, 1997 to $7.9 million for the year ended December 31, 1998.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense for the year ended December 31, 1998 was $21.4 million, an increase of $3.6 million over depreciation and amortization expense for the year ended December 31, 1997. The increase is largely reflective of the inclusion of fixed assets acquired and those placed into service during 1997 and 1998.

     INCOME TAX BENEFIT. Income tax benefit of $0.2 million was recorded for the year ended December 31, 1998 versus $0.3 million for the year ended December 31, 1997. This decrease is primarily due to an increase in the valuation allowance against deferred tax assets.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     REVENUES. Revenues for the year ended December 31, 1997 were $58.1 million, an improvement of $8.5 million, or 17.1%, over revenues of $49.6 million for the year ended December 31, 1996. This increase was primarily due to basic rate increases implemented during the first half of the year, and acquisitions of cable systems in Arkansas and Texas. Average monthly basic revenue per basic subscriber increased 6.1% from $24.80 for the year ended December 31, 1996 to $26.31 for the year ended December 31, 1997.

     OPERATING EXPENSES. Operating expenses increased $6.0 million, or 20.0%, from $30.0 million for the year ended December 31, 1996 to $36.0 million for the year ended December 31, 1997. Programming costs for the year ended December 31, 1997 were 14.3 million, an increase of $2.7 million, or 23.3%, over the year ended December 31, 1996. This increase was due to the acquisition of several cable systems, increased subscriber rates and the expanded channel lineups in many of Buford's markets. Plant and operating expenses increased $0.9 million, or 15.8%, to $6.6 million during 1997 due to the hiring of additional technical personnel as well as increases in technical wages and benefits and vehicle operating expenses. General and administrative expenses for the year ended December 31, 1997 were $14.9 million, an increase of $2.3 million, or 18.3%, over general and administrative expenses for the year ended December 31, 1996. The increase was due primarily to an increase in bad debt expense and telephone expense which were related to the consolidation of regional offices into the Buford Call Center facility in Tyler, Texas. Marketing and advertising expenses for the year ended December 31, 1997 and December 31, 1996 were flat at $0.2 million.

     CORPORATE OVERHEAD. Corporate overhead for the year ended December 31, 1997 was $4.9 million, an increase of $2.0 million over the year ended December 31, 1996. The increase was largely reflective of an increase in compensation expense related to employee stock appreciation rights from $1.5 million for the year ended December 31, 1996 to $3.5 million for the year ended December 31, 1997.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense for the year ended December 31, 1997, was $17.8 million, an increase of $0.6 million over depreciation and amortization expense for the year ended December 31, 1996. The increase is due primarily to the inclusion of fixed assets placed into service during the year.

     INCOME TAX BENEFIT. The benefit for income taxes was $0.3 million for the year ended December 31, 1997 versus tax expense of $0.1 million for the year ended December 31, 1996, primarily due to the increase in the pre-tax loss from operations in 1997.

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

LIQUIDITY AND CAPITAL RESOURCES

  CLASSIC -- HISTORICAL

     Since Classic's inception, Classic has been supported through debt financings and equity raised through sales of equity to institutional equity investors. At June 30, 1999, capital stock of Classic was owned by institutional investors, including Austin Ventures, L.P., BA Capital Company, L.P., The Texas Growth Fund, BT Capital Partners, Inc., and certain members of its bank group. These institutional investors have contributed approximately $34.1 million of total equity financing to Classic. At June 30, 1999, Classic had aggregate consolidated indebtedness of approximately $288.3 million. This debt and equity financing was utilized primarily in the acquisition of cable television systems.

     Our net cash provided by operations was $14.3 million in 1998 compared to $7.9 million in 1997 and $7.9 million in 1996. Our net cash provided by (used in) investing activities was $(57.2) million, $(1.3) million and $3.4 million in 1998, 1997 and 1996, respectively. Our net cash provided by (used in) financing amounted to $45.1 million, $(6.6) million and $(12.2) million, in 1998, 1997 and 1996, respectively. Our Adjusted EBITDA increased to $28.8 million in 1998 from $25.5 million in 1997 and $27.3 million in 1996. Adjusted EBITDA as a percentage of revenue changed to 41.3% in 1998 from 41.8% in 1997, and 45.7% in 1996. Included in Adjusted EBITDA for the year ended December 31, 1997 were charges of $1.4 million for divorce litigation costs and $0.4 million for special bonuses paid to executive officers. Included in Adjusted EBITDA for the year ended December 31, 1998 were special bonuses paid to executive officers of $0.8 million.

     For the three years ended December 31, 1998, our capital expenditures, other than those related to acquisitions, were approximately $32.1 million. Capital expenditures include expansion and improvements of existing cable properties, plant and equipment upgrades, as well as cable line drops, line plant extensions and installations of service to new subscribers.

  BUFORD -- HISTORICAL

     For the three years ended December 31, 1998, Buford's capital expenditures, other than those related to acquisitions, were approximately $58.1 million. Capital expenditures include expansion and improvements of existing cable properties, plant and equipment upgrades, as well as cable line drops, line plant extensions and installations of services to new subscribers and the addition of a new state of the art call center.

     Since its inception, Buford was supported by commercial banking institutions and insurance company funding. At June 30, 1999, Buford had aggregate consolidated indebtedness of $112.0 million, all of which was repaid on the date of the acquisition. Borrowings bore interest at the banks' floating rates, LIBOR, or a combination thereof as selected by Buford, plus a margin dependent on Buford's leverage ratio. The weighted average effective interest rate at June 30, 1999 was 6.2%.

     Buford's net cash provided by operations was $20.3 million in 1998 compared to $16.9 million in 1997 and $13.6 million in 1996. Buford's net cash provided by (used in) investing activities was ($53.2 million), ($39.7 million) and $20.3 million in 1998, 1997 and 1996, respectively. Buford's net cash provided by (used in) financing amounted to $32.8 million, $24.9 million and ($10.9 million) in 1998, 1997 and 1996, respectively. Buford's Adjusted EBITDA increased to $27.2 million in 1998 from $20.8 million in 1997 and $18.1 million in 1996. Adjusted EBITDA as a percentage of revenue changed to 38.6% in 1998 from 35.8% in 1997 and 36.5% in 1996.

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

  PRO FORMA FOR THE BUFORD ACQUISITION, THE STAR ACQUISITION AND OTHER COMPLETED ACQUISITIONS

     The cable television industry is a capital intensive business that generally requires financing for the upgrade, expansion and maintenance of the technical infrastructure. In addition, we have pursued, and continue to pursue, a business strategy that includes selective acquisitions. We have funded our working capital requirements, capital expenditures and acquisitions through a combination of internally generated funds, long- and short-term borrowings, and equity contributions. We intend to continue to finance these expenditures from similar sources.

     In July 1998, we issued $114.0 million of 13.25% Senior Discount Notes due 2009 and our wholly owned subsidiary, Classic Cable, issued $125.0 million of 9.875% Senior Subordinated Notes due 2008. Net of the applicable discounts and the fair value of the common stock sold along with the 2009 senior discount notes, proceeds from these issues were $60 million and $124.4 million, respectively. Concurrent with the offering, Classic Cable entered into the $125 million 1998 Credit Agreement. Proceeds from the 1998 Credit Agreement totaled $96 million. These proceeds were used to retire the existing debt facility and purchase certain cable systems of Cable One.

     In July 1999, Classic Cable issued $150.0 million of 9.375% Senior Subordinated Notes due 2009. Concurrently with the offering, Classic Cable entered into the 1999 Credit Agreement. The proceeds from these transactions and a sale of our stock were approximately $425.0 million and were used to (a) fund the acquisition of Buford Group, Inc., (b) repay the 1998 Credit Agreement and
(c) pay fees and expenses of these transactions. The 1999 Credit Agreement consists of (a) a $75.0 million revolving credit facility which matures in 2007,
(b) a $75.0 million Term A loan facility which matures in 2007, (c) a $100.0 million Term B loan facility which matures in 2008, and (d) a $100.0 million Term C loan facility which matures in 2008. Mandatory payments commence in 2001. Interest is based upon either a LIBOR rate plus an applicable margin or, at our option, a base rate plus an applicable margin. The Term C loan facility was utilized in September 1999 to fund the partial redemption of $86.0 million of the 2008 subordinated notes. For more information regarding our utilization of the facilities under the 1999 credit agreement, see "Description of Certain Indebtedness -- Credit Facility."

     We anticipate utilizing the proceeds of this offering to repay the 2009 senior discount notes and to finance the Star acquisition. We anticipate that the repayment of the 2009 senior discount notes will result in a loss on extinguishment of debt of approximately $11.5 million.

     The 1999 Credit Agreement of Classic Cable is collateralized by essentially all the assets of Classic Cable. We have no operations of our own. Consequently, we will rely on dividends and cash flow of Classic Cable to meet our debt service obligations. The terms of the 1999 Credit Agreement restrict certain activities of Classic Cable, including the incurrence of additional indebtedness and the payment of certain dividends. Accordingly, substantially all the assets and operations of Classic Cable are restricted as to transfer to us and may not be available for dividends and/or our debt service.

     We have debt service requirements increasing from approximately $40 million a year to $54 million over the next eight years. During this time, we anticipate capital expenditures averaging approximately $50 million a year. Debt covenants dictate that Classic Cable maintain certain ratios related to debt balances and operating results in addition to limiting the amount that can be used for capital expenditures. Funds to support Classic Cable's operations and pay the anticipated debt service and capital expenditure requirements are anticipated to be primarily generated from its operating activities and from additional financing activities. On June 30, 1999, we had $75.0 million available under Classic Cable's line of credit subject to some limitations.

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

     We have formulated a capital expenditures plan to spend over the next four fiscal years approximately:

     - $126.0 million to establish a technical standard of 550-750 MHz bandwidth capacity, or 78 analog channels, in cable television systems serving approximately 72% of our basic subscribers and for the consolidation of headends;

     - $52.0 million for ongoing maintenance and replacement, for installations and extensions to improve the cable plant related to customer growth; and

     - $22.0 million for the purchase of additional addressable converters and headend equipment to support the deployment of digital services. See "Business."

     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on Classic Cable's current level of operations and anticipated cost savings and operative improvements, we believe Classic Cable's cash flow from operations, available cash and available borrowings under its credit facility, will be adequate to meet our future liquidity needs for at least the next few years.

     We cannot assure you, however, that Classic Cable's business will generate sufficient cash flow from operations, that currently anticipated cost savings and operative improvements will be realized on schedule or that future borrowings will be available to us under Classic Cable's credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including Classic Cable's credit facility and its outstanding notes, on commercially reasonable terms or at all. See "Risk Factors."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

INFLATION

     Certain of our expenses, such as programming, wages and benefits, equipment repair and maintenance, billing and marketing are subject to inflation. However, because changes in costs are generally passed through to subscribers, these changes historically have not had a material adverse effect on our results of operations.

YEAR 2000 COMPLIANCE

     Through 1999, most large companies will be facing a potentially serious business problem because many software applications and computer equipment developed in the past may not properly recognize calendar dates beginning in the year 2000. This problem could cause computers to either shut down or provide incorrect data.

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

     These problems are expected to increase in frequency and severity as the year 2000 approaches. This issue impacts our owned or licensed computer systems and equipment used in connection with internal operations, including:

     - information processing and financial reporting systems;

     - customer billing systems;

     - customer service systems;

     - telecommunication transmission and reception systems; and

     - facility systems

     We also rely directly or indirectly, in the regular course of business, on the proper operation and compatibility of third party systems. The year 2000 problem could cause these systems to fail or become incompatible with our systems.

     The failure or loss of compatibility among systems could cause material disruptions, including the inability to process transactions, generate invoices, or to respond to requests for service. We could also face similar disruptions if the year 2000 problem causes general widespread problems or an economic crisis. We cannot now estimate the extent of these potential disruptions on our results of operations, liquidity or financial condition.

     Through the redeployment of internal resources and the selective engagement of outside consultants, we are addressing the year 2000 problem with respect to our internal operations in three stages:

     - conducting an inventory and evaluation of our systems, components, and other significant infrastructure to identify those elements that we reasonably believe could be expected to be affected by the year 2000 problem. This stage has been completed.

     - remediating or replacing equipment that, based upon such inventory and evaluation, we believe may fail to operate properly in the year 2000. This stage has been completed.

     - testing of the remediation and replacement conducted in stage two. This stage is substantially complete, with further testing to be conducted up to and through December 31, 1999.

     Much of our assessment efforts have involved, and depend upon, inquiries to third party service providers, suppliers and vendors of various parts or components of our systems. We have obtained certifications from third party service providers, suppliers and vendors as to the readiness of mission critical elements. Certain of these parties have certified the readiness of their products but will not certify their operability within our fully integrated systems. We cannot assure you that these technologies of third parties, on which we rely, will be year 2000 ready or timely converted into year 2000 compliant systems compatible with our systems. We have, however, evaluated the potential impact of third party and/or integration failure on our systems in connection with the development of our contingency plans.

     Our year 2000 plan calls for appropriate contingency planning for our at-risk business functions. As part of our normal operations, contingency plans are in place to minimize disruption of service to customers and other critical business functions, including guidelines for informing the appropriate personnel in order to accelerate restoration of service.

     We have negotiated certain contractual rights relating to the year 2000 problem in the Star asset purchase agreement. We have included acquired cable television systems in our year 2000 compliance efforts. We are monitoring the remediation process for the systems we are acquiring to ensure completion of remediation in a timely manner. We have found that these companies are following a three stage process similar to that outlined above and are on a similar time line for
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

completion. We are not currently aware of any likely material system failures relating to the year 2000 affecting the acquired systems.

     We believe our efforts have significantly reduced our level of uncertainty about the year 2000 problem and, in particular, about the year 2000 compliance and readiness of our material vendors. However, no assurance can be given that year 2000 compliance can be achieved without costs that might affect future financial results or cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

                                    BUSINESS

COMPANY OVERVIEW

     We are a growth oriented cable operator focused on non-metropolitan markets in the United States. We have experienced growth in subscribers, revenues and cash flows, primarily through the successful execution and integration of over 20 acquisitions of cable systems primarily clustered in nine contiguous states. Pro forma for the pending acquisition of Star Cable Associates and assuming completion of other recently publicly announced transactions by other companies in the cable television industry, we believe we are the 14th largest cable operator in the United States. Our systems pass approximately 707,000 homes and serve approximately 416,000 basic subscribers, which includes approximately 98,000 homes and 57,000 subscribers for Star.

     We believe that there are significant operating, competitive and economic advantages in acquiring and owning systems in non-metropolitan markets. In pursuing our business strategy, we have focused our acquisition efforts on cable television systems in growing non-metropolitan markets and have sought to build geographic clusters of these systems. Because of poor reception of broadcast television signals, customers often require cable television service in these markets to receive a full complement of off-air broadcast stations, such as ABC, NBC, CBS, and FOX. These off-air broadcast stations represent approximately 31% of overall television viewing. In addition, there are typically fewer competitive entertainment alternatives in these markets. As the leading multi-channel video provider in our markets, we have capitalized on these market characteristics by generating predictable revenue streams and EBITDA.

     Approximately 71% of our cable subscribers reside in a county seat or are located within a 30-mile radius of a county seat. These markets typically have
(A) larger populations, (B) more favorable demographics, (C) higher growth characteristics, and (D) stronger economic activity than do other non-metropolitan markets. We have created clusters of cable television systems around these markets and believe that clustering cable systems provides significant operating and cost advantages. We own and manage 576 cable systems primarily clustered in nine contiguous states, including 37 systems for Star located in Louisiana, Ohio and Texas. Approximately 72% of our customers are located on approximately 27% of our headends. This level of clustering allows us to deploy our technical staff, vehicle fleet, and shared resources more efficiently, resulting in lower operating and capital costs and improved customer response time. Clustering also allows us to:

     - manage the workforce and allocate personnel more effectively;

     - address the specific customer service and programming needs of our customers;

     - introduce digital cable services and other new services in a cost effective manner;

     - increase the number of households reached with existing marketing budgets;

     - increase the benefits of local and regional community relations efforts; and

     - manage political relationships at the local and state level.

     We believe that providing superior customer service and developing strong community relations are key elements to our long-term success and enable us to maintain our subscribers, support our rates, and foster good working relationships with local administrators. We seek to achieve a high level of customer satisfaction by employing a well-trained staff of customer service representatives and experienced field technicians. We operate two call centers located in Tyler, Texas, and Plainville, Kansas, which offer 24-hour, 7-day per week coverage to all of our customers on a toll-free basis. We believe that the combination of these call centers provides us with redundancy safeguards and a platform for further growth.

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

     J. Merritt Belisle, our Chief Executive Officer, and Steven E. Seach, our President and Chief Financial Officer, founded Classic in 1992 and have assembled a management team with significant business experience operating cable television systems and providing quality customer service to cable subscribers. Messrs. Belisle and Seach have 20 years of collective experience in acquiring, operating, integrating and developing cable television systems and have worked together for over ten years.

     As a result of the Buford acquisition, our management team has been further enhanced by the addition of several key members of Buford's management team, including Ron Martin, who became our Executive Vice President of Operations and Kay Monigold, who became our Executive Vice President of Administration. Mr. Martin and Ms. Monigold have been in the cable industry for over 25 years and 18 years, respectively.

     Upon completion of this offering, members of our management team will
collectively own or have the right to acquire approximately   % of our Class A
common stock and   % of our Class B common stock. Up to an additional   % of our
Class A common stock and   % of our Class B common stock have been set aside for
issuance to management pursuant to options granted to them.

     Since our inception, we have been supported through debt financings and equity raised through sales to institutional equity investors. Our capital stock is owned by institutional investors, including Brera Classic, BT Capital Partners, Inc., Austin Ventures, L.P., BA Capital Company, L.P., The Texas Growth Fund, and certain members of our existing bank group. These institutional investors have contributed approximately $134.1 million of total equity financing to us. At June 30, 1999, on a pro forma basis, we had long-term debt of approximately $478.7 million. This debt and equity financing was utilized primarily in the acquisition of cable television systems.

OUR STRATEGY

  FOCUS ON ATTRACTIVE NON-METROPOLITAN MARKETS

     We have followed a systematic approach to acquiring, consolidating, operating and developing cable television systems based on the primary goal of increasing our operating cash flow while maintaining the quality of our services. Our business strategy is to focus on serving growing non-metropolitan communities in the United States. For example, approximately 71% of our cable subscribers reside in a county seat or within a 30-mile radius of a county seat. These markets generally tend to have more serviceable households per mile, more robust household growth, higher income per household, more disposable income per household and a stronger business foundation than do other non-metropolitan markets. According to Equifax National Decisions Systems and Claritus, Inc., total households in the top 110 systems owned by us are projected to grow by approximately 6.2%, versus the national average of 5.7%, from 1997 to 2002. Those 110 systems currently serve approximately 62.8% of our total subscribers. We believe that our cable systems generally are subject to less competition than systems serving large urban cities, especially for services such as high speed Internet access. It is our goal to continue to focus on growing non-metropolitan areas.

  EXPAND AND IMPROVE CLUSTERS THROUGH SELECTIVE ACQUISITIONS

     To date, we have sought to acquire cable television systems in communities that are in close geographic proximity to other cable television systems owned or managed by us in order to maximize the economies of scale and operating efficiencies associated with "clusters" of systems. We plan to continue our clustering strategy by pursuing opportunities to purchase cable television systems in our existing markets as well as by entering contiguous or surrounding markets, if and when attractive acquisition opportunities become available. In addition to system acquisition opportunities, we expect to pursue opportunities to exchange certain of our cable

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

systems for other cable television properties to promote our clustering strategy further. Factors likely to be considered by us in evaluating the desirability of a potential acquisition or asset exchange opportunity include valuation, subscriber densities, growth potential, in terms of both market and cash flow, and whether the target system can be readily integrated into our operations.

     In order to offer Internet access on a full-scale residential and commercial basis in the communities we serve, we are actively seeking to acquire incumbent Internet service providers in and around our markets. We believe that acquiring the expertise from an incumbent Internet service provider would allow us to offer services in the most effective and timely manner enabling us to capitalize on the immediate, viable Internet opportunities in our markets. We are also interested in acquiring or aligning with other companies that provide other telecommunications services including local and long distance telephone, utility, and direct-to-home, in addition to other Internet technology and software firms.

  FOCUS ON COMMUNITY RELATIONS AND CUSTOMER SATISFACTION

     We believe that providing superior customer service and enhancing the quality of life in the communities we serve are the key elements to our ultimate long-term success. Our high level of service enables us to maintain subscribers and support our rates. It is our goal to achieve a high level of customer satisfaction by employing a well-trained staff of customer service representatives and experienced field technicians.

     Our Tyler, Texas call center offers 24-hour, 7-day per week coverage to customers on a toll-free basis. The call center utilizes four T-1 lines and can handle up to 80 incoming calls at any given time. We believe that, as currently configured, the call center can accommodate 250,000 subscribers. The call center complex, including hardware and software, was designed to be rapidly and cost-effectively increased in scale to manage up to approximately 2.0 million subscribers.

     Our Tyler, Texas call center administers all phases of on-site service at a customer's home, including dispatching the order, confirming that service has been completed and updating the billing system and the customer's records to reflect completion of the service. We utilize a satellite-based system to track and dispatch our service vehicles throughout the service territory. The Qualcomm OmniTRACS system provides real-time, constant two-way communications between the call center and service vehicles. The system utilizes a base unit at the call center that sends and receives messages via satellite from receiver/transmitters installed atop each service vehicle.

     Our Plainville, Kansas call center also offers 24-hour, 7-day per week coverage on a toll-free basis. The customer service center is supported by three T-1 lines and can handle up to 60 incoming calls at any given time through a telephone switch we own. The switch is complemented by a software package that can track call statistics ranging from average answer time to the number of calls by type, as well as individual and group performance statistics. This sophisticated software facilitates the movement of customer service and field service agents in order to minimize answer times. Data is recorded daily and reports can be generated to track trends in call volume.

     We believe customer service is further enhanced by our 44 offices and Star's seven offices and their ability to coordinate technical service and installation appointments more effectively and to respond quickly to customer inquiries. We also believe that local offices increase the effectiveness of our customer retention efforts, community relations endeavors, and marketing campaigns. Our customer service and technical staff attend ongoing workshops led by both a full-time, in-house training specialist and outside customer service and technical training firms that emphasize first time quality, point-of-sale subscriber acquisition, upgrade and retention, technical support, and other pertinent customer service issues. In addition, we employ bilingual customer service representatives to serve our Spanish-speaking subscriber base.

     We are dedicated to fostering strong community relations in the communities we serve. The cornerstone of our community relations strategy is our Classic Scholarship Fund, which has provided meaningful financial assistance to hundreds of graduating high school seniors within our service areas over the past three years. We install and provide free cable television service and Internet access to public schools, government buildings, and public libraries in our franchise areas. We believe that our relations with the communities we serve are good.

     We maintain a site on the World Wide Web (http://www.classic-cable.com) to help communicate and interact with our online customers. Our website was designed to help our customers make intelligent television viewing choices and to acquaint our customers with us and our corporate mission.

  INCREASE THE REVENUE-GENERATING BANDWIDTH OF OUR CABLE PLANT

     Through our capital improvement program, we plan to upgrade our cable plant aggressively and systematically utilizing cost-effective and appropriate technology for the market served. These upgrades include:

     - Traditional rebuild to a 550-750 MHz bandwidth capacity in selected systems;

     - The deployment of digital compression services such as Headend in The Sky(R), known as HITS, a digital compression service developed by National Digital Television Center, Inc., a subsidiary of
       Tele-Communications, Inc., and TVN Entertainment Digital Service, known as TVN;

     - The deployment of fiber optic cable; and

     - The consolidation of headends.

     We believe that these technical upgrades create additional revenue opportunities, enhance operating efficiencies, increase customer satisfaction, improve franchise relationships and solidify our position as the dominant provider of multi-channel video services in our markets. We seek to benefit from the capital improvement program by generating additional revenue from:

     - Expanded tiers of basic programming;

     - Multiplexed premium services;

     - Pay-per-view movies and events;

     - Digital music;

     - On-screen navigators;

     - Home shopping services;

     - High-speed data services;

     - Internet access; and

     - Advertising.

  IMPLEMENT OUR BROADBAND SERVICES

     DIGITAL SERVICES. Depending on the size of the system, we intend to offer digital video services through either a digital headend or through a direct-to-home solution. In larger systems, we provide enhanced digital video in our upgraded and certain other systems using either HITS or TVN. HITS enables us to deliver video services such as:

     - pay-per-view programming;

     - on-screen programming navigators;

     - multiplexed premium channels such as HBO-Family and HBO-Signature;

     - digital music; and

     - multiple tiers of niche satellite basic programming.

     TVN also offers a similar digital compression service which provides a robust line up of pay-per-view programming, digital quality music channels, and the on-screen programming navigator. This digital delivery method provides for a more flexible, customized product and improved channel lineups and may potentially allow for more flexibility in pricing and packaging.

     For systems with fewer than 2,000 subscribers, or other systems whose headends are uneconomical to upgrade, we intend to use a digital satellite alternative to provide a more robust cable product offering. Whether through the resale of digital programming from a DBS provider or HITS-2-Home, we can offer customers over 140 additional channels. For example, HITS has recently developed a seamlessly delivered digital satellite programming overlay product direct to the home. This product, HITS-2-Home, is expected to offer customers a programming selection comparable to that currently offered by HITS to the headend.

     We believe that these enhanced digital video services will allow us to provide digital services comparable to DBS at a lower cost. We have introduced the HITS or TVN digital product in 10 systems which in the aggregate pass approximately 83,000 homes, representing approximately 53,000 cable subscribers. As of June 30, 1999, we had approximately 3,300 digital customers. We plan to continue the roll out of digital cable services throughout the company over the next several months.

     INTERNET SERVICES. We believe that additional revenue opportunities exist in non-metropolitan markets by providing advanced telecommunication services, such as Internet access and the delivery of high-speed data services, including local- and wide-area network applications, for residential and commercial customers. We believe that these markets have limited appeal to the larger telecommunications companies and that our technical platform will provide these services at higher speeds and lower cost, giving us a competitive advantage over other telecommunication providers in the markets in which we operate. For example, a 10 megabit cable modem can provide Internet access at download speeds 350 times faster than typical 28.8 kilobit dial-up telephone modem connections. We have introduced Internet access via one-way cable modem in selected systems and will seek to complement this service with the telephone modem connection through acquisitions of local Internet service providers.

     As part of our strategy to deliver Classic-branded advanced data services in communities we serve, we have entered into a non-exclusive agreement with High Speed Access Corporation, known as HSA. HSA provides a comprehensive turnkey solution for high speed Internet access via cable modems to residential and commercial end users. HSA will provide speed to market, call center/help desk support, national and local marketing assistance, engineering and network design, cable modems and supporting headend equipment. The Com21 modem that HSA currently uses is system flexible, capable of being deployed in a one-way, or telco return, or two-way scenario. In return for these services, we will receive a 50% split of gross customer revenue. We plan to pursue strategic relationships with other high speed internet companies in the near future. Presently, we have nine active sites passing approximately 46,000 homes.

STAR ACQUISITION

     On October 14, 1999, a subsidiary of Classic Cable entered into an agreement to purchase substantially all of the assets of Star Cable Associates, which operates cable television systems in Texas, Louisiana and Ohio, for an aggregate purchase price of approximately $110 million in cash and 555,555 shares of Class A common stock. The asset purchase agreement contains customary representations, warranties, covenants, indemnities and closing conditions, including closing conditions related to governmental approvals and the transfer of franchise licenses to Classic Cable by Star. The asset purchase agreement is terminable by any party to the agreement not in breach of the agreement on March 31, 2000 if the Star acquisition has not been consummated prior to such date. The asset purchase agreement is terminable on July 31, 2000 by any party to the agreement if the Star acquisition had not been consummated prior to such date. Star serves approximately 57,000 customers. For the six months ended June 30, 1999, Star had revenues of approximately $12.4 million. For the year ended December 31, 1998, Star had revenues of approximately $18.4 million.

SYSTEM LOCATION

     We operate cable television systems in non-metropolitan markets primarily clustered in nine contiguous states in the central United States. The following table illustrates our relative rank in each of the states we operate based on total number of subscribers giving effect to recently announced transactions:

                                                                              TOP
                                                 EQUIVALENT                   TEN
                                        HOMES      BASIC         BASIC       STATE
STATE                                  PASSED      UNITS      PENETRATION   RANKINGS
-----                                  ------    ----------   -----------   --------
Texas(1).............................  317,971    166,091           52%         5
Arkansas.............................   96,728     57,632           60          4
Oklahoma.............................   81,270     49,873           61          3
Louisiana(2).........................   63,900     42,896           67          4
Missouri.............................   67,288     38,841           58          4
Kansas...............................   50,965     34,977           69          3
Ohio(3)..............................   17,452     11,987           69         --
Colorado.............................    5,157      5,312          103(4)       5
Nebraska.............................    3,389      2,166           64         --
New Mexico...........................    2,604      1,655           64         --
                                       -------    -------        -----
     Subtotal........................  706,724    411,430           58%
                                                                 =====
     CCT.............................               4,335
                                       -------    -------        -----
          Total......................  706,724    415,765           59%
                                       =======    =======        =====

---------------

(1) Includes 22 systems to be acquired from Star.

(2) Includes six systems to be acquired from Star. Exclusive of Star, we would be ranked eighth in this State.

(3) Includes nine systems to be acquired from Star.

(4) Our system in Colorado includes a number of multi-dwelling units, allowing for basic penetration over 100%.

     As part of the Buford acquisition, we acquired Correctional Cable Television, Inc., known as CCT. CCT is the largest provider of programming services to the prison market, serving 90 correctional facilities in 18 states, reaching more than 70,000 inmates. CCT provides programming services through company-owned and installed modified headends under three to five year contracts. CCT's EBITDA has grown at a compounded annual rate of approximately 40% during the last three years. CCT's continued growth will be driven by increased penetration of the prison market, which consists of approximately 2,000 federal, state and juvenile facilities.

MARKETING, PROGRAMMING AND RATES

     Our marketing programs and campaigns are based upon a variety of cable services creatively packaged and tailored to appeal to our different markets and segments within each market. We routinely survey our customer base to ensure that we are meeting the demands of our customers and staying abreast of our competition in order to counter competitors' promotional campaigns effectively. We use a coordinated array of marketing techniques to attract and retain customers and to increase premium service penetration, including door-to-door and direct mail solicitation, telemarketing, media advertising, local promotional events typically sponsored by programming services and cross-channel promotion of new services and pay-per-view.

     We have various contracts to obtain basic, satellite and premium programming for our cable systems from program suppliers, including, in limited circumstances, some broadcast stations, with compensation generally based on a fixed fee per customer or a percentage of the gross receipts for the particular service. Some program suppliers provide volume discount pricing structures and/or offer marketing support. In addition, we are a member of a programming consortium consisting of small to medium sized multiple cable systems operators and individual cable systems serving, in the aggregate, over ten million cable subscribers. The consortium helps create efficiencies in the areas of securing and administering programming contracts, as well as to establish more favorable programming rates and contract terms for small and medium sized cable operators. We do not have long-term programming contracts for the supply of a substantial amount of our programming. In cases where we do have such contracts, they are generally for fixed periods of time ranging from one to five years and are subject to negotiated renewal. While we believe that our relations with our programming suppliers are generally good, the loss of contracts with certain of our programming suppliers would have a material adverse effect on our results of operations. Cable programming costs are expected to continue to increase due to additional programming being provided to customers, increased costs to purchase cable programming, inflationary increases and other factors. For the year ended December 31, 1998 and the six months ended June 30, 1999, programming costs as a percentage of revenues were 26% and 27%, respectively. We cannot assure you that our programming costs will not increase substantially in the near future or that other materially adverse terms will not be added to our programming contracts.

     Our cable systems offer our customers programming that includes the local network, independent and educational television stations, a limited number of television signals from distant cities, numerous satellite-delivered, non-broadcast channels such as CNN, MTV, USA, ESPN and TNT, and in some systems local information and public access channels. The programming offered by us varies among the cable systems depending upon each system's channel capacity and viewer interests. Primarily for competitive reasons, we generally attempt to offer a single level of basic service containing all broadcast and satellite-delivered programming. In a few systems, however, we do offer multiple tiers of cable television programming. We also offer premium programming services, both on a per-channel basis and in many systems as part of premium service packages designed to enhance our customer's perception of value.

     Monthly customer rates for services vary from market to market, primarily according to the amount of programming provided and competitive factors. At June 30, 1999, our monthly full basic service rates for residential customers ranged from $18.00 to $35.45 and per-channel premium service rates, not including special promotions, ranged from $5.95 to $12.00 per service. At June 30, 1999, the weighted average price for our monthly full basic service was approximately $29.61.

     A one-time installation fee, which we may wholly or partially waive during a promotional period, is usually charged to new customers. We charge monthly fees for converters and remote control tuning devices. In addition, we also charge administrative fees for delinquent payments for service. Customers are free to discontinue service at any time without additional charge but may be charged a reconnection fee to resume service. Commercial customers, such as hotels, motels and hospitals, are charged a negotiated, non-recurring fee for installation of service and monthly fees. Multiple dwelling unit accounts may be offered a bulk rate in exchange for single-point billing and basic service to all units.

     In addition to customer fees, we derive modest revenues from the sale of local spot advertising time on locally originated and satellite-delivered programming. We also derive modest revenues from affiliations with home shopping services, which offer merchandise for sale to customers and compensate system operators with a percentage of their sales receipts.

     We also derive revenue from the sale of programming featuring movies and special events to customers on a pay-per-view basis. We believe that we will be able to further increase our pay-per-view penetration rates and revenue as we continue to deploy addressable technology in upgraded systems and in systems where we launch a digital compression service.

     While we plan to offer advanced telecommunications services in certain of our cable systems, we anticipate that monthly customer fees derived from multi-channel video services will continue to constitute the large majority of our total revenues for the foreseeable future.

TECHNICAL OVERVIEW

     We endeavor to maintain high technical performance standards in all of our cable systems. To accomplish this, we have embarked on our capital improvement plan to upgrade our cable systems selectively. This program, which involves the use of fiber optic technology, will (A) expand channel capacities, (B) enhance signal quality, (C) improve technical reliability, (D) augment address ability, and (E) provide a platform to develop high-speed data services and Internet access. We believe that such technical upgrades create additional revenue opportunities, enhance operating efficiencies, increase customer satisfaction, improve franchising relations and solidify our position as the dominant provider of video services in the markets in which we operate. Before committing the capital to upgrade or rebuild a system, we carefully assess:

     - the existing technical reliability and picture quality of the system;

     - basic subscribers' demand for more channels;

     - requirements in connection with franchise renewals;

     - programming alternatives offered by our competitors;

     - customers' demand for other cable television and broadband telecommunications services; and

     - the return on investment of any such capital outlay.

     Currently, our subscribers, on average, are served by systems with an analog capacity of 51 channels with 41 channels in use. The table below summarizes our existing technical profile, as of June 30, 1999:

                            UP TO 29   30 TO 39   40 TO 49   50 TO 59   OVER 60
                            CHANNELS   CHANNELS   CHANNELS   CHANNELS   CHANNELS    TOTAL
                            --------   --------   --------   --------   --------    -----
Number of systems(1)......      18         249        131         68        110        576
Miles of plant............     169       5,147      5,341      3,497      5,647     19,802
Homes passed..............   7,001     162,558    193,533    108,586    235,046    706,724
Basic subscribers.........   3,383      82,010    117,401     59,426    149,210    411,430(2)
% of total basic
  subscribers.............     0.8%       19.9%      28.5%      14.4%      35.3%     100.0%
Basic subscribers per
  plant mile..............    20.0        15.9       22.0       17.0       26.4       20.8
Premium subscribers.......   1,000      37,741     48,973     39,870     83,076    210,660
Premium penetration.......    29.6%       46.0%      41.7%      67.1%      55.7%      51.2%

     -------------------------
     (1) Includes 9 systems for Star serving 30 to 39 channels, 7 systems serving 40 to 49 channels, 6 systems serving 50 to 59 channels and 15 systems serving over 60 channels. Star does not have any system that serves less than 30 channels.

     (2) Does not include approximately 4,300 equivalent basic units related to CCT.

     Our capital improvement plan contemplates the investment of approximately $200.0 million over the next four fiscal years as follows:

     - $126.0 million to establish a technical standard of 550-750 MHz bandwidth capacity in cable television systems serving approximately 72% of our basic subscribers and for the consolidation of headends;

     - $52.0 million for ongoing maintenance and replacement, for installations and extensions to the cable plant related to customer growth; and

     - $22.0 million for the purchase of additional addressable converters and headend equipment to support the deployment of digital services.

     The table below summarizes our expected technical profile upon completion of the capital improvement program:

                            UP TO 29   30 TO 39   40 TO 49   50 TO 59   OVER 60
                            CHANNELS   CHANNELS   CHANNELS   CHANNELS   CHANNELS    TOTAL
                            --------   --------   --------   --------   --------    -----
Number of systems(1)(2)...     --          212        117         42        205        576
Miles of plant............     --        3,379      1,783      1,101     13,538     19,802
Homes passed..............     --      100,818     65,700     31,665    508,541    706,724
Basic subscribers.........     --       48,025     32,496     13,514    317,395    411,430(3)
% of total basic
  subscribers.............     NA         11.7%       7.9%       3.3%      77.1%     100.0%
Basic subscribers per
  plant mile..............     NA         14.2       18.2       12.3       23.4       20.8
Premium subscribers.......     --       21,605     12,455      9,189    167,411    210,660
Premium penetration.......     NA         45.0%      38.3%      68.0%      52.7%      51.2%

     -------------------------
     (1) Includes 5 systems for Star serving 30 to 39 channels, 6 systems serving 40 to 49 channels, 4 systems serving 50 to 59 channels and 22 systems serving over 60 channels. Star does not have any system that serves less than 30 channels.

     (2) The analysis above does not reflect the impact of anticipated headend consolidations achieved through the selective deployment of fiber optic technology.

     (3) Does not include approximately 4,300 equivalent basic units related to CCT.

     With the exception of 11 systems, we do not currently use addressable technology. We utilize a "trap" scheme whereby a technician installs filters, or traps, at each cabled home enabling the technician to configure the programming received by each subscriber. The cable system improvement program contemplates the use of addressable set-top boxes in selected analog upgraded systems, in addition to digital addressable technology. This service transmits digitally compressed signals of niche satellite programming, multiplexed premium services, pay-per-view movies and digital music for reception by cable systems, which in turn deliver them to their subscribers.

     Our active use of fiber optic technology as an alternative to coaxial cable is playing a major role in expanding channel capacity and improving the performance of our cable television systems. Fiber optic strands are capable of carrying hundreds of video, data and voice channels over extended distances without the extensive signal amplification typically required for coaxial cable. We expect to use fiber backbone architecture selectively to eliminate headend facilities and to reduce amplifier cascades, thereby improving picture quality, system reliability and headend and maintenance expenditures.

     Recently, high-speed cable modems and set-top boxes using digital compression technology have become commercially viable. These developments allow for the introduction of high-speed data services and Internet access and will increase programming services available to customers. Digital compression technology has the potential to expand channel capacity significantly given that up to 12 digital channels can be carried in the bandwidth of one analog channel (6 MHz).

     We own or lease 670 towers that are used to receive off-air broadcast signals from the nearest urban transmit site or via intermittent microwave relay stations, including 53 towers owned by Star. Our towers range from 15 feet to 600 feet in height and 146 of our towers, including eight Star towers, are at least 200 feet in height. We lease tower space to cellular telephone, personal communications services paging and other transmission companies for a fixed monthly charge typically dictated by long-term contract.

FRANCHISES

     Cable television systems are typically constructed and operated under non-exclusive franchises granted by local governmental authorities. These franchises typically contain conditions, such as:

     - time limitations on commencement and completion of construction;

     - conditions of service, including number of channels, types of programming and the provision of free service to schools and certain other public institutions; and

     - the maintenance of insurance and indemnity bonds.

     Certain provisions of local franchises are subject to federal regulation under both the 1984 Cable Act and the 1992 Cable Act. See "Legislation and Regulation -- Federal Regulation -- Cable Rate Regulation."

     At June 30, 1999, pro forma for the Buford acquisition and the Star acquisition, we held 787 franchises, including 92 franchises for Star. These franchises, all of which are non-exclusive, generally provide for the payment of fees to the issuing authority. Annual franchise fees imposed on the cable systems range from 0% to 5% of the gross revenues generated by the cable systems. With limited exceptions, franchise fees are passed directly through to the customers on their monthly bills. The 1984 Cable Act prohibits franchising authorities from imposing franchise fees in excess of 5% of gross revenues, and permits a cable operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances. Our franchises can be terminated by the franchising authority prior to the stated expiration date for uncured breaches by us of material provisions.

     The following table sets forth the number of franchises by year of franchise expiration and the approximate number and percentage of basic subscribers at June 30, 1999:

                                                 % OF        NUMBER         % OF
                                 NUMBER OF      TOTAL          OF           TOTAL
YEAR OF FRANCHISE EXPIRATION     FRANCHISES   FRANCHISES   SUBSCRIBERS   SUBSCRIBERS
----------------------------     ----------   ----------   -----------   -----------
Prior to 2000..................      29           3.7%        26,395          6.4%
2000 to 2003...................     187          23.8         95,095         23.1
After 2003.....................     571          72.6        289,940         70.5
                                    ---         -----        -------        -----
          Total................     787         100.0%       411,430        100.0%
                                    ===         =====        =======        =====

     The Star franchises have an average remaining life of six years per system.

     The Cable Acts provide, among other things, comprehensive renewal procedures which require that an incumbent franchisee's renewal application be assessed on its own merits and not as part of a comparative process with competing applications. See "Legislation and Regulation." We believe that we have good relationships with our franchising communities. To date, we have never had a franchise revoked or terminated. Additionally, no request made by us for franchise renewals or extensions has been denied although the renewal or extended franchises have frequently resulted in franchise modifications on satisfactory terms. The Cable Acts also establish the conditions for sale of a cable system in the event that the franchise is not renewed or is revoked "for cause" by the franchising authority.

     The 1992 Cable Act provides that a franchising authority may not grant an exclusive franchise, may not unreasonably refuse to award an additional competitive franchise, and may operate cable systems itself without franchises. Under the 1992 Cable Act, franchising authorities are immunized from monetary damages awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments. See "Legislation and Regulation -- Federal Regulation -- Cable Rate Regulation."

INDUSTRY OVERVIEW

     A cable television system receives television, radio and data signals at the system's "headend" site by means of off-air antennas, microwave relay systems and satellite earth stations. These signals are then modulated, amplified and distributed through coaxial and fiber optic distribution systems to deliver a wide variety of channels of television programming to subscribers who pay fees on a monthly basis for this service. A cable television system may also originate its own television programming and other information services for distribution through its system. Cable television systems generally are constructed and operated pursuant to non-exclusive franchises or similar licenses granted by local governmental authorities for a specified period of time.

     The cable television industry developed in the United States in the late 1940's and early 1950's in response to the needs of residents in predominantly rural and mountainous areas of the country where the quality of off-air television reception was inadequate due to factors such as unfavorable topography and remoteness from television broadcast towers. In the 1960's, cable systems also developed in non-metropolitan markets that had limited availability of off-air television station signals. All of these markets are regarded within the cable industry as "classic cable" television system markets.

     Cable television systems offer customers programming consisting of broadcast television signals of local network affiliates, independent and educational television stations, a limited number of television signals from so-called "super stations" originating from distant cites, such as WGN from Chicago, various channels, such as Cable News Network, Music Television, the USA Network, Turner Network Television, and Entertainment and Sports Programming Network, programming originated locally by the cable television system, such as public, government and education access programs, and informational displays featuring news, weather and public service announcements. For an additional monthly charge, cable television systems also offer "premium" television services to customers on a per-channel basis. These services, such as Home Box Office, Cinemax, Showtime, The Movie Channel and selected regional sports networks, are channels that consist principally of feature films, live sporting events, concerts and other special entertainment features, usually presented without commercial interruption.

     A customer generally pays an initial installation charge and fixed monthly fees for basic and premium television services and for other services, such as the rental of converters and remote control devices. These monthly service fees constitute the primary source of revenues for cable television systems. In addition to customer revenues from these services, cable television systems generate revenues from additional fees paid by customers for pay-per-view programming of movies and special events and from the sale of available advertising spots on advertiser-supported programming. Cable television systems also frequently offer their customers home shopping services for a share of the revenues from products sold in their service areas. The cable television industry is changing rapidly due to new technology and new alliances between cable television and other telecommunications companies. Providing traditional cable television programming is only one aspect of the industry as potential opportunities to expand into Internet, broadband data, telephone, and other telecommunications services, and those services continue to develop and become more commercially viable.

COMPETITION

     Cable television systems face competition from (A) alternative methods of receiving and distributing television signals, such as off-air television broadcast programming, direct broadcast satellite services, known as "DBS," and wireless cable services, and (B) other sources of news, information and entertainment, such as newspapers, movie theaters, live sporting events, on-line computer services and home video products. Our competitive position depends, in part, upon reasonable prices to customers, greater variety of programming and other communications services, and superior technical performance and customer service. Accordingly, cable operators in rural areas, where off-air reception is more limited, generally achieve higher penetration rates than cable operators in major metropolitan areas, where numerous, high quality off-air signals are available.

     Cable television systems generally operate pursuant to franchises granted on a nonexclusive basis, so that more than one cable television system may be built in the same area, known as an "overbuild," with potential loss of revenue to the operator of the original system. It is possible that a franchising authority might grant a second franchise to another company containing terms and conditions more favorable than those afforded to us. The 1992 Cable Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable television systems without a franchise. Although a private competitor ordinarily would seek a franchise from a local jurisdiction, municipalities have built and operated their own systems. Overbuilds historically have been relatively rare, as constructing and developing a cable television system is capital-intensive, and it is difficult for the new operator to gain a marketing advantage over the incumbent operator. Including Star, we currently have competing franchises in ten systems passing approximately 23,100 homes.

     In recent years, the FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to cable television systems. These technologies include, among others, DBS service, whereby signals are transmitted by satellite to satellite dishes as small as 18 inches located on customer premises. Programming is currently available to the owners of DBS dishes through conventional, medium and high-powered satellites. DBS systems provide movies, broadcast stations, and other program services comparable to those of cable television
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systems. DBS systems can also provide high speed Internet access. DBS service can be received anywhere in the continental United States through installation of a small rooftop or side-mounted antenna. This technology has the capability of providing more than 100 channels of programming over a single high-powered satellite with significantly higher capacity if multiple satellites are placed in the same orbital position. DBS is currently being heavily marketed on a nationwide basis by two DBS providers. DBS providers are significant competition to cable service providers, including us.

     The 1992 Cable Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to home satellite dish owners certain satellite delivered cable programming at competitive costs. The FCC also adopted regulations that preempt certain local restrictions on satellite and over-the-air antenna reception of video programming services, including zoning, land-use or building regulations, or any private covenant, homeowners' association rule or similar restriction on property within the exclusive use or control of the antenna user. Digital satellite service, known as DSS, offered by DBS systems has certain advantages over cable systems with respect to programming and digital quality, as well as disadvantages that include high up-front costs and a lack of local programming, service and equipment distribution. Our strategy of providing pay-per-view and perhaps satellite niche programming via digital services in certain of our cable systems is designed to combat digital satellite service competition. "Bundling" of our video service with advanced telecommunications services in certain of the cable systems may also be an effective tool for competing with DSS. DBS does suffer certain significant operating disadvantages compared to cable television, however, including the subscriber's present inability to view different programming on different television sets, line-of-sight reception requirements, up-front costs associated with the dish antenna, and the lack of local programming. DBS currently faces technical and legal obstacles to providing local broadcast signals, although both DBS providers are now attempting to do so in certain major markets, and legislation is now pending that may remove the existing legal obstacle.

     Cable television systems also compete with wireless program distribution services such as multichannel multipoint distribution service, or MMDS, which use low power microwave signals to transmit video programming and high speed data services, including Internet access, over the air to customers. Additionally, the FCC licensed new frequencies in the 28 MHz band for a new multichannel wireless video service similar to MMDS, known as Local Multipoint Distribution Service, or LMDS. LMDS is also suited for providing wireless data services, including the possibility of Internet access. Wireless distribution services generally provide many of the programming services provided by cable systems, and digital compression technology may significantly increase the channel capacity of these wireless distribution services. Because MMDS service requires unobstructed "line of sight" transmission paths, the ability of MMDS systems to compete may be hampered in some areas by physical terrain and foliage.

     Federal cross-ownership restrictions historically limited entry by local telephone companies into the cable television business. The 1996 Act eliminated this cross-ownership restriction, making it possible for companies with considerable resources to overbuild existing cable systems. Congress has also repealed the prohibition against national television networks owning cable systems. Various local exchange carriers, commonly referred to as LECs, currently are seeking to provide video programming services within their telephone service areas through a variety of distribution methods, primarily through the deployment of broadband wire facilities, but also through the use of wireless or MMDS transmission. Several telephone companies have begun seeking cable television franchises from local governmental authorities and constructing cable television systems. Cable television systems could be placed at a competitive disadvantage if the delivery of video programming services by LECs becomes widespread, since LECs may not be required, under certain circumstances, to obtain local franchises to deliver such video services or to comply with the variety of obligations imposed upon cable television systems under such

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franchises. The entry of telephone companies as direct competitors is likely to continue and could adversely affect the profitability and valuation of our cable systems. Issues of cross-subsidization by LECs of video and telephony services also pose strategic disadvantages for cable operators seeking to compete with LECs that provide video services. We believe, however, that the non-metropolitan markets in which we provide or expect to provide cable services are unlikely to support competition in the provision of video and telecommunications broadband services given the lower population densities and higher costs per subscriber of installing a plant.

     The 1996 Telecom Act's provisions promoting facilities-based broadband competition are primarily targeted at larger markets, and its prohibition of buyouts and joint ventures between incumbent cable operators and LECs exempts small operators and carriers meeting certain criteria. See "Legislation and Regulation." We believe that significant growth opportunities exist for us by establishing cooperative rather than competitive relationships with LECs within our service areas, to the extent permitted by law.

     The entry of electric utility companies into the cable television business, as now authorized by the 1996 Telecom Act, could also have an adverse effect on our business. Well-capitalized businesses from outside the cable industry may also become competitors for franchises or providers of competing services.

     Other new technologies may become competitive with non-entertainment services offered by cable television systems. The FCC has authorized television broadcast stations to transmit textual and graphic information useful both to consumers and businesses. The FCC also permits commercial and noncommercial FM stations to use their sub-carrier frequencies to provide non-broadcast services including data transmissions. The FCC has established an over-the-air Interactive Video and Data Service that will permit two-way interaction with commercial and educational programming along with informational and data services. The expansion of fiber optic systems and the introduction of new xDSL services by LECs and other common carriers provide facilities for the transmission and distribution to homes and businesses of video services, including interactive computer-based services like the Internet, data and other non-video services. The FCC has held spectrum auctions for licenses to provide PCS.

     Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environments are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the cable industry or on our operations.

EMPLOYEES

     At June 30, 1999, Classic employed approximately 758 full-time employees and 56 part-time employees of which 88 and 5, respectively, were employed by Star. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

PROPERTIES

     A cable television system consists of four principal operating components. The first component, known as the headend, receives television, radio and information signals by means of special antennas and satellite earth stations. The second component, the distribution network, which originates at the headend and extends throughout the system's service area, consists of microwave relays, coaxial or fiber optic cables placed on utility poles or buried underground and associated electronic equipment. The third component of the system is a "drop cable," which extends from the distribution network into each customer's home and connects the distribution system to the customer's television set. The fourth component, a converter, is the home terminal device that expands channel capacity to permit reception of more than 12 channels of programming.

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     Our principal physical assets consist of cable television systems, including signal-receiving, encoding and decoding apparatus, headends, distribution systems and subscriber house drop equipment for each of the cable systems. The signal receiving apparatus typically includes a tower, antenna, ancillary electronic equipment and earth stations for reception of satellite signals. Headends, consisting of associated electronic equipment necessary for the reception, amplification and modulation of signals, are located near the receiving devices. Our distribution systems consist primarily of coaxial cable and related electronic equipment. As the upgrades are completed, the cable systems will incorporate fiber optic cable. Subscriber equipment consists of taps, house drops and converters. We own our distribution systems, various office fixtures, test equipment and certain service vehicles. The physical components of the cable systems require maintenance and periodic upgrading to keep pace with technological advances.

     Our cables generally are attached to utility poles under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. The FCC regulates most pole attachment rates under the federal Pole Attachment Act.

     We own or lease parcels of real property for signal reception sites, such as antenna towers and headends, microwave complexes and business offices, including our principal executive offices. We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our business operations as presently conducted.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which we are or Classic Cable is a party or to which any of our or their respective properties are subject.

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                           LEGISLATION AND REGULATION

     The cable television industry is regulated by the FCC, some state governments and substantially all local governments. In addition, various legislative and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past materially affected, and may in the future materially affect, us and the cable television industry. The following is a summary of federal laws and regulations affecting the growth and operation of the cable television industry and a description of certain state and local laws. We believe that the regulation of our industry remains a matter of interest to Congress, the FCC and other regulatory authorities. There can be no assurance as to what, if any, future actions such legislative and regulatory authorities may take or the effect thereof on our operations.

FEDERAL REGULATION

     The primary federal statute dealing with the regulation of the cable television industry is the Communications Act. The three principal amendments to the Communications Act that shaped the existing regulatory framework for the cable television industry were the 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act. The 1996 Telecom Act, which became effective in February 1996, was the most comprehensive reform of the nation's telecommunications laws since the Communications Act. Although the long term goal of the 1996 Telecom Act is to promote competition and decrease regulation of various communications industries, in the short term, the law delegates to the FCC, and in some cases to the states, broad new rulemaking authority. The FCC and state regulatory agencies have been required to conduct numerous rulemaking and regulatory proceedings to implement the 1996 Telecom Act and such proceedings may materially affect the cable television industry.

     The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations to implement the provisions contained in the Communications Act. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. Below, you will find a brief summary of certain of these federal regulations as adopted to date.

  CABLE RATE REGULATION

     The 1992 Cable Act imposed an extensive rate regulation regime on the cable television industry. Under that regime, local franchise authorities had primary responsibility for administering the basic service tier. The FCC directly administered rate regulation of cable programming service tiers, which included all video programming distributed over a system that is not part of the basic service tier. Although the 1996 Telecom Act preserves local franchise authority to regulate the basic service tier, it eliminated FCC authority to regulate cable programming service tier rates as of March 31, 1999. Accordingly, the FCC is no longer able to act on cable programming service tier rate increases that occur after that date.

     Federal law nonetheless continues to govern certain aspects of local rate regulation. For example, federal law requires that the basic service tier be offered to all cable subscribers. Recent FCC regulations adopted pursuant to the 1996 Telecom Act define "effective competition" and "small cable operator" for purposes of exempting certain cable systems' basic tier from rate regulation. Additional federal regulations require cable systems to permit customers to purchase video programming on a per channel or per program basis without subscribing to any tier of service, other than the basic service tier, unless the cable system is technically incapable of doing so. Generally this exemption is available until a cable system obtains the technical capability, but not later than December 2002.

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     Although the 1996 Telecom Act eliminated FCC rate regulation of the higher tiers, local franchising authorities, known in the industry as LFAs, continue to have authority over the regulation of the lowest level of cable -- the basic service tier, commonly known as BST. For regulatory purposes, the BST contains local broadcast stations and public, educational, and government, or PEG, access channels and other services the system operator chooses to include in the same package with these channels. Before an LFA begins BST rate regulation, it must certify to the FCC that it will follow applicable federal rules, and many LFAs have voluntarily declined to exercise this authority. LFAs also have primary responsibility for regulating cable equipment rates. Under federal law, charges for various types of cable equipment must be unbundled from each other and from monthly charges for programming services. The 1996 Telecom Act allows operators to aggregate costs for broad categories of equipment across geographic and functional lines. This change should facilitate the introduction of new technology. Few of the LFAs in the communities in which we operate have elected to certify to regulate rates, and we believe that the FCC's existing "small systems order" will afford us additional flexibility to adjust our rates. The small systems order, and related FCC rules, provides a more simplified and liberal cost of service rate justification to eligible small system operators, such as us. However there can be no assurance that our revenues and results of operations will not be adversely affected in the future by regulation of cable system rates.

  FRANCHISE FEES

     Federal law allows franchising authorities to impose franchise fees, but such payments cannot exceed 5% of a cable system's annual gross revenues derived from the operation of the cable system in providing cable service. Under the 1996 Telecom Act, franchising authorities may not exact franchise fees from revenues derived from telecommunications services, however, many LFA's seek analogous fees under separate telecommunications service franchises. LFA authority to collect these telecommunications franchise fees is the subject of litigation.

  RENEWAL OF FRANCHISES

     The 1984 Cable Act established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. While these formal procedures are not mandatory unless timely invoked by either the cable operator or the franchising authority, they can provide substantial protection to incumbent franchisees. Even after the formal renewal procedures are invoked, franchising authorities and cable operators remain free to negotiate a renewal outside the formal process. Nevertheless, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements. The 1992 Cable Act made several changes to the process under which a franchise is renewed, some of which could make it easier in some cases for a franchising authority to deny renewal.

  COMPETING FRANCHISES

     The 1992 Cable Act prohibits franchising authorities from unreasonably refusing to grant franchises to competing cable television systems and permits franchising authorities to operate their own cable television systems without franchises. We currently have competing franchises in ten systems passing approximately 23,100 homes.

  FRANCHISE TRANSFERS

     The 1992 Cable Act requires franchising authorities to act on any franchise transfer request within 120 days after receipt of all information required by FCC regulations and by the franchising

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authority. Approval is deemed to be granted if the franchising authority fails to act within such period.

  CABLE ENTRY INTO TELECOMMUNICATIONS AND BROADBAND SERVICES

     The 1996 Telecom Act provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. States are authorized, however, to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. State and local governments also retain their authority to manage the public rights-of-way and may require reasonable, competitively neutral compensation for management of the public rights-of-way when cable operators provide telecommunications service. The favorable pole attachment rates afforded cable operators under federal law can be gradually increased by utility companies owning the poles beginning in 2001 pursuant to an FCC prescribed formula if the operator provides telecommunications service, as well as cable service, over its plant. The FCC has clarified that a cable operator's favorable pole rates are not endangered by the provision of non-cable services such as Internet access.

     Cable entry into telecommunications will be affected by the regulatory landscape now being fashioned by the FCC and state regulators. One critical component of the 1996 Telecom Act to facilitate the entry of new telecommunications providers, including cable operators, is the interconnection obligation imposed on all telecommunications carriers. The FCC adopted regulations implementing the 1996 Telecom Act requirement that LECs open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. These regulations were upheld by the U.S. Supreme Court in January 1999, with the exception of the unbundled network element requirement. The FCC has recently redetermined which unbundled network elements LECs must make available to new telecommunications providers at wholesale prices. The ultimate outcome of the litigation and the FCC's rulemakings, and the ultimate impact of the 1996 Telecom Act or any final regulations adopted pursuant to the new law on us or our business cannot be determined at this time.

     Cable entry into markets for broadband services such as Internet access may be affected by the regulatory landscape now being fashioned by the FCC and state and local regulators. In a report to Congress in January 1999, the FCC declined to regulate cable system delivery of Internet services. More recently, on October 13, 1999, the FCC's Cable Services Bureau issued a staff report to FCC Chairman, William Kennard, on the status of the broadband market. The report recommended the continuation of the FCC's policy of regulatory restraint for cable delivered Internet services. In recent months, some local franchise authorities have imposed conditions on their approval of transfers of control, including those involving such major transactions as AT&T's acquisition of TCI's cable franchises. For example, the City of Portland, Oregon required AT&T to provide competing Internet and other on-line service providers with open access to its newly acquired cable platforms. This decision was upheld on appeal before a federal district court, although that decision is on appeal. LFAs in Broward County, Florida and Fairfax, Virginia have imposed similar open access requirements for approving the transfer of a cable franchise. In Broward, the requirement was imposed on all cable operators serving the County, while in Fairfax the requirement was imposed as a condition for approving the transfer of a cable franchise. The Broward County requirement is on appeal. Numerous other franchise authorities are considering imposing similar requirements, either during transfer or renewal processes or by promulgating regulations pursuant to their general franchise authority. In addition, a petition for declaratory ruling has been filed with the FCC requesting a determination that cable service providers must provide leased access channels to Internet service providers.

     Similar conditions could be imposed upon us, either pursuant to a local franchising authority's approval of a merger or other transaction between us and another company, through
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the franchise renewal process, or through future developments at the federal, state or local level. Likewise, future regulatory or legislative developments could limit or preempt the authority of franchise authorities to impose mandated access conditions.

  TELEPHONE COMPANY ENTRY INTO CABLE TELEVISION

     The 1996 Telecom Act makes far reaching changes in the regulation of telephone companies that provide video programming services. The new law eliminates federal legal barriers to competition in the local telephone and cable communications businesses, preempts state and local laws and regulations which create competitive barriers and sets basic standards for relationships between telecommunications providers. The 1996 Telecom Act also eliminates the requirements that LECs obtain FCC approval under Section 214 of the Communications Act before providing video services in their telephone service areas and removes the statutory telephone company/cable television cross-ownership prohibition, thereby allowing LECs to offer video services in their telephone service areas. LECs may provide service as traditional cable operators with local franchises, or they may opt to provide their programming over "open video systems," subject to certain conditions, including, but not limited to, setting aside a portion of their channel capacity, up to two-thirds, for use by unaffiliated program distributors on a non-discriminatory basis. The Fifth Circuit Court of Appeals recently reversed certain of the FCC's open video system rules, including its preemption of local franchising. That decision may be subject to further appeal. It is unclear what effect this ruling will have on the entities pursuing open video system operation. LECs could be formidable competitors to traditional cable operators, and certain LECs have begun offering cable services, both within and outside of their service areas. We currently have telephone overbuilds in three systems passing approximately 3,300 homes.

     The 1996 Telecom Act generally limits acquisitions and prohibits certain joint ventures between LECs and cable operators in the same market. There are some statutory exceptions to the buy-out and joint venture prohibitions, including exceptions for certain small cable systems as defined by Federal law and for cable systems or telephone facilities serving certain rural areas, and the FCC is authorized to grant waivers of the prohibitions under certain circumstances.

  ELECTRIC UTILITY ENTRY INTO TELECOMMUNICATIONS/CABLE TELEVISION

     The 1996 Telecom Act provides that registered utility holding companies and subsidiaries may provide telecommunications services, including cable television. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority. Because of their resources, electric utilities could also be formidable competitors to traditional cable systems.

  ADDITIONAL OWNERSHIP RESTRICTIONS

     The 1996 Telecom Act repealed the 1984 Cable Act's prohibition against LECs providing video programming directly to customers within their local telephone exchange service areas. However, with certain limited exceptions, a LEC or its affiliate may not acquire more than a 10% equity interest in an existing cable system operating within the LEC's service area. The 1996 Telecom Act also authorized LECs and others to operate "open video systems" without obtaining a local cable franchise under the 1984 Cable Act. However, in a January 1999 decision, the U.S. Court of Appeals for the Fifth Circuit held that the 1996 Telecom Act did not preempt state franchise laws that might be applicable to these systems. See "Business -- Competition."

     The 1984 Cable Act and the FCC's rules prohibit the common ownership, operation, control or interest in a cable system and a local television broadcast station whose predicted grade B contour, a measure of a television station's signal strength as defined by the FCC's rules, covers any portion of the community served by the cable system. The 1996 Telecom Act eliminated the

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statutory ban and directed the FCC to review its cross-ownership rule within two years. Pursuant to the 1996 Telecom Act, the FCC eliminated its restrictions on the cross-ownership of cable systems and national broadcasting networks, and has commenced a proceeding to review its broadcast cable cross-ownership restrictions. In order to encourage competition in the provision of video programming, the FCC adopted a rule prohibiting the common ownership, affiliation, control or interest in cable television systems and wireless cable facilities having overlapping service areas, except in very limited circumstances. The 1992 Cable Act codified this restriction and extended it to co-located satellite master antenna television systems, or SMATV systems. Permitted arrangements in effect as of October 5, 1992, were grandfathered. In January 1995, the FCC adopted regulations which permit cable operators to own and operate SMATV systems within their franchise areas, provided that such operation is consistent with local cable franchise requirements. The 1996
Telecom Act exempts cable systems subject to effective competition from the wireless cable and SMATV restrictions. In addition, a cable operator can purchase an SMATV system located within its franchise areas and technically integrate it into its cable system. The 1992 Cable Act permits states or local franchising authorities to adopt certain additional restrictions on the ownership of cable television systems.

     Pursuant to the 1992 Cable Act, the FCC adopted rules precluding a cable system from devoting more than 40% of its activated channel capacity to the carriage of affiliated national program services and has imposed limits on the number of cable systems which a single cable operator can own. In general, pursuant to rules adopted October 8, 1999, no cable operator can have an attributable interest in cable systems which serve more than 30% of all nationwide subscribers to multichannel video programming distributors including cable and DBS subscribers. These new horizontal ownership rules raise the percentage of all cable subscribers that can be served by a single cable operator to 36.7% of current cable subscribers. Attributable interests for these purposes include voting stock interests of 5% or more, certain officerships and directorships, and general partnership interests. The FCC raised the attribution threshold for passive institutional investors from 10% to 20%, subject to a new equity/debt rule that treats any investor that holds over 33% of the total equity plus debt as an attributable interest holder. The FCC has stayed the effectiveness of its horizontal ownership rule pending the outcome of the appeal from a U.S. District Court decision holding the multiple ownership limit provision of the 1992 Cable Act unconstitutional. The FCC's October 8th decision also defined what constitutes a "cognizable interest" triggering application of various FCC rules relating to the provision of cable services such as cross-ownership, programming access and channel occupancy. In addition, a rulemaking proceeding to examine, among other issues, whether any limitations on cable DBS cross-ownership are warranted in order to prevent anticompetitive conduct in the video services market remains pending before the FCC.

     There are no federal restrictions on non-U.S. entities having an ownership interest in cable television systems. Section 310(b)(4) of the Communications Act does, however, limit direct and indirect foreign ownership of interests in FCC broadcast and common carrier radio licenses, although the FCC may conclude that this indirect foreign ownership is consistent with the public interest.

  TECHNICAL REQUIREMENTS

     The FCC has imposed technical standards applicable to the cable channels on which broadcast stations are carried, and has prohibited franchising authorities from adopting standards which are in conflict with or more restrictive than those established by the FCC. Those standards are applicable to all classes of channels which carry downstream National Television System Committee, known as NTSC, video programming. The FCC also has adopted additional standards applicable to cable television systems using frequencies in the 108-137 MHz and 225-400 MHz bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable system signal leakage. Periodic testing by

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cable operators for compliance with the technical standards and signal leakage limits is required and an annual filing of the results of these measurements is required. The 1992 Cable Act requires the FCC to update its technical standards periodically to take into account changes in technology. Under the 1996 Telecom Act, local franchising authorities may not prohibit, condition or restrict a cable system's use of any type of subscriber equipment or transmission technology.

     The FCC has adopted regulations to implement the requirements of the 1992 Cable Act designed to improve the compatibility of cable systems and consumer electronics equipment. Among other things, these regulations generally prohibit cable operators from scrambling their basic service tier. The 1996 Telecom Act directs the FCC to rely on the marketplace and set only minimal standards to assure compatibility between television sets, VCRs and cable systems.

     Pursuant to the requirements of the 1996 Telecom Act, the FCC recently reaffirmed an order implementing regulations intended to promote the commercial availability of navigation devices, including set-top converters. The rules apply generally to all multichannel video programming distributors, or MVPDs, and to all equipment used to receive multichannel video programming, including VCRs and even computers if used for that purpose. The FCC has exempted from its rules all analog equipment and navigation devices that operate throughout the continental United States and are commercially available from unaffiliated sources, such as equipment used by DBS services. The order requires that the security functions presently integrated in set-top converters be separated from their other functions and that separate security modules be available from cable operators by July 2000. Cable operators will be allowed to provide integrated set-top converters to their customers until January 1, 2005. After that time, the sale of or lease by operators of new set-top converters with embedded security functions will be prohibited, subject to the FCC's reassessment in 2000.

  POLE ATTACHMENTS

     The FCC currently regulates the rates and conditions imposed by certain public utilities for use of their poles unless state public service commissions are able to demonstrate that they regulate the rates, terms and conditions of cable television pole attachments. In addition, cooperatively and municipally owned utilities are not subject to the FCC's pole attachment regulations and in most cases are not subject to the pole attachment regulations of the state. We may operate systems that utilize poles owned by cooperatively and government owned utilities. Louisiana is the only state in which we currently operate cable systems that has certified to the FCC that it regulates the rates, terms and conditions for pole attachments. In addition, Ohio, in which Star operates cable systems, has made a similar certification to the FCC. In the absence of state regulation, and except for cooperatively or government owned poles, the FCC administers such pole attachment rates through use of a formula which it has devised. As directed by the 1996 Telecom Act, the FCC has adopted a new rate formula for any attaching party, including cable systems, which offers telecommunications services. This new formula will result in significantly higher attachment rates for cable systems which choose to offer such services, or permit their transmission on their cable systems, but does not begin to take effect until 2001 and will be phased in by equal increments over the ensuing five years. Various parties have requested the FCC to reconsider these new regulations and several parties have filed petitions for review at the FCC and in federal appellate courts. A 1997 proceeding to consider whether certain elements of the existing rate formula should be adjusted also remains pending before the FCC. If adopted, these adjustments may increase the fees paid by cable operators to utilities for pole attachments and conduit space. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on us or our business cannot be determined at this time.

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  MUST CARRY/RETRANSMISSION CONSENT

     The 1992 Cable Act contains broadcast signals carriage requirements that, among other things, allow local commercial television broadcast stations to elect once every three years between requiring a cable system to carry the station, known as must carry, or negotiating for payments for granting permission to the cable operator to carry the station, known as retransmission consent. A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Cable Act. Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within the larger of: (A) a 50-mile radius from the station's city of license; or (B) the station's Grade B contour, a measure of signal strength. Unlike commercial stations, noncommercial stations are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable systems must obtain retransmission consent for the carriage of all "distant" commercial broadcast stations, except for certain "superstations," i.e., commercial satellite-delivered independent stations, such as WGN. Must carry requests can limit a cable systems' programming offerings, and retransmission consent demands may require substantial payments or other concessions. Either option has a potentially adverse affect on our business. The burden associated with "must carry" may increase substantially as broadcasters proceed with planned conversion to digital transmission and if the FCC determines that cable systems must carry all analog and digital broadcasts in their entirety. The FCC has initiated a rulemaking proceeding concerning whether and under what circumstances cable operators must carry digital broadcast signals.

  ACCESS CHANNELS

     LFAs can include franchise provisions requiring cable operators to set aside certain channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with 36 or more activated channels to designate a portion of their channel capacity, up to 15% in some cases, for commercial leased access by unaffiliated third parties. While the 1984 Cable Act allowed cable operators substantial latitude in setting leased access rates, the 1992 Cable Act requires leased access rates to be set according to a formula determined by the FCC. The FCC has adopted rules regulating the terms, conditions and maximum rates a cable operator may charge for use of the designated channel capacity, but use of commercial leased access channels has been relatively limited.

     The FCC released revised rules in February 1997 mandating a modest rate reduction. The reduction sparked some increase in part-time use, but did not make commercial leased access substantially more attractive to third party programmers. The FCC has initiated a proceeding to consider whether the leased access requirement applies to cable modem internet access services offered by cable operators. Although we do not believe such use is in accord with the governing statute, a contrary ruling could lead to substantial leased access activity by Internet Service Providers and disrupt our own plans for Internet service.

  ACCESS TO PROGRAMMING

     To spur the development of independent cable programmers and competition to incumbent cable operators, the 1992 Cable Act imposed restrictions on the dealings between cable operators and cable programmers. Of special significance from a competitive business posture, the 1992 Cable Act precludes satellite distributed video programmers affiliated with cable companies from favoring cable operators over competitors and requires such programmers to sell their programming to other multichannel video distributors. This provision limits the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies. Recently, there has been increased interest in further restricting the marketing practices of cable programmers, including subjecting programmers who are not affiliated with cable operators to all of the existing program access requirements. In an effort to increase competition in the video marketplace, the FCC revised its program access complaint procedures. Among other revisions, the order increased sanctions for violation of the program access rules. The FCC has, in subsequent decisions, declined to broaden the scope of the rules to include terrestrially delivered programming.

  INSIDE WIRING

     In October 1997, the FCC adopted new procedural guidelines governing the disposition of home run wiring, a line running to an individual subscriber's unit from a common feeder or riser cable, in multi-dwelling units, or MDUs. The rules allow MDU owners to attempt to force cable television operators without contracts to either sell, abandon or remove home run wiring and terminate service to MDU subscribers unless operators retain rights under common or state law to maintain ownership rights in the home run wiring. In addition, the FCC is reviewing the enforceability of contracts to provide exclusive video service within an MDU complex. The FCC has sought comment on abrogating all such contracts held by incumbent cable operators, but allowing such contracts when held by new entrants. These changes, if ultimately adopted, will make it easier for an MDU complex owner to terminate service from an incumbent cable operator in favor of a new entrant and leave the already competitive MDU sector even more challenging for incumbent cable operators unless operators retain rights under common or state law to maintain ownership rights in the home run wiring.

  OTHER FCC REGULATIONS

     The FCC continues to have rulemaking proceedings pending that will implement various provisions of the 1996 Telecom Act. It also has adopted regulations implementing various provisions of the 1992 Cable Act and the 1996 Telecom Act, many of which have been the subject of petitions requesting reconsideration and appeals of various aspects of its rulemaking proceedings. In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as:

     - equal employment opportunity;

     - subscriber privacy;

     - syndicated program exclusivity;

     - network program non-duplication;

     - closed captioning of video programming;

     - registration of cable systems;

     - maintenance of various records and public inspection files;

     - aeronautical frequency usage;

     - lockbox availability;

     - origination cablecasting and sponsorship identification;

     - antenna structure notification;

     - tower marking and lighting;

     - blackouts of local sports broadcast programming;

     - application of rules governing political broadcasts;

     - limitations on advertising contained in non-broadcast children's programming;

     - programmer access to cable systems;

     - programming agreements;

     - technical standards;

     - consumer protection and customer service standards;

     - emergency alert system requirements;

     - consumer electronics equipment compatibility; and

     - implementation of rules governing DBS systems.

     The 1992 Cable Act, the 1996 Telecom Act and the FCC's rules implementing these statutory provisions generally have increased the administrative and operational expenses of cable systems and have resulted in additional regulatory oversight by the FCC and local franchise authorities. We will continue to develop strategies to attempt to minimize the adverse impact that the FCC's regulations and the other provisions of the 1992 Cable Act and the 1996 Telecom Act have on our business. However, no assurances can be given that we will be able to develop and successfully implement such strategies to minimize the adverse impact of the FCC's rate regulations, the 1992 Cable Act or the 1996 Telecom Act on our business.

     The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations.

COPYRIGHT

     Cable systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their revenue to a federal copyright royalty pool, cable operators can obtain blanket permission to retransmit copyrighted material on broadcast signals. The nature and amount of future payments for broadcast signal carriage cannot be predicted at this time. In a recent report to Congress, the Copyright Office recommended that Congress make major revisions of both the cable television and satellite compulsory licenses to make them as simple as possible to administer, to provide copyright owners with full compensation for the use of their work, and to treat every multichannel video delivery system the same, except to the extent that technological differences or differences in the regulatory burdens placed upon the delivery system justify different copyright treatment. The possible simplification, modification or elimination of the compulsory copyright license is the subject of continuing legislative review. The elimination or substantial modification of the cable compulsory license could adversely affect our ability to obtain suitable programming and could substantially increase the cost of programming that remained available for distribution to our customers. We cannot predict the outcome of this legislative activity.

     Cable operators distribute programming and advertising that use music controlled by the two major music performing rights organizations, ASCAP and BMI. In October 1989, the special rate court of the U.S. District Court of the Southern District of New York imposed interim rates on the cable industry's use of ASCAP-controlled music. The same federal district court recently established a special rate court for BMI. BMI and certain cable industry representatives recently concluded negotiations for a standard licensing agreement covering the usage of BMI music contained in advertising and other information inserted by operators into cable programming and on certain local access and origination channels carried on cable systems. ASCAP and cable industry representatives have met to discuss the development of a standard licensing agreement covering ASCAP music in local origination and access channels and pay-per-view programming. Recently, the U.S. District Court of the Southern District of New York ruled that, on an interim basis, cable operators must pay ASCAP the same fees paid to BMI for locally originated
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

programming, PEG, leased access and local advertising. Although we cannot predict the ultimate outcome of these industry negotiations and litigation or the amount of any license fees we may be required to pay for past and future use of ASCAP-controlled music, we do not believe these license fees will be material to our operations.

STATE AND LOCAL REGULATION

     Cable television systems generally are operated pursuant to nonexclusive franchises granted by a municipality or other state or local government entity in order to cross public rights-of-way. Federal law now prohibits franchise authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for non-compliance and may be terminable if the franchisee fails to comply with material provisions. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. Each franchise generally contains provisions governing cable operations, service rates, franchise fees, system construction and maintenance obligations, system channel capacity, design and technical performance, customer service standards, and indemnification protections. A number of states, such as Connecticut, subject cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. Although LFAs have considerable discretion in establishing franchise terms, there are certain federal limitations. For example, LFAs cannot insist on franchise fees exceeding 5% of the system's gross revenues, cannot dictate the particular technology used by the system, and cannot specify video programming other than identifying broad categories of programming.

     The 1984 Cable Act places certain limitations on a franchising authority's ability to control the operation of a cable system operator, and the courts have from time to time reviewed the constitutionality of several general franchise requirements, including franchise fees and access channel requirements, often with inconsistent results. On the other hand, the 1992 Cable Act prohibits exclusive franchises, and allows franchising authorities to exercise greater control over the operation of franchised cable television systems, especially in the area of customer service and rate regulation. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments.

     Federal law contains renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. Even if a franchise is renewed, the franchise authority may seek to impose new and more onerous requirements such as significant upgrades in facilities and service or increased franchise fees as a condition of renewal. Similarly, if a franchise authority's consent is required for the purchase or sale of a cable system or franchise, such authority may attempt to impose more burdensome or onerous franchise requirements in connection with a request for consent. Historically, franchises have been renewed for cable operators that have provided satisfactory services and have complied with the terms of their franchise. We have generally had good experiences with our cable franchise renewals.

     The 1996 Telecom Act provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. States are authorized, however, to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. State and local governments also retain their authority to manage the public rights-of-way and may require reasonable, competitively neutral compensation for management of the public right-of-way when cable operators provide telecommunications service.

     In July 1999, the U.S. District Court for the District of Oregon held that the City of Portland, Oregon had the authority to require AT&T Corp. to provide cable modem services to competitors on a non-discriminatory basis. AT&T has sought expedited review of this decision in the 9th

Circuit Court of Appeals. A number of other franchising authorities have imposed, or are considering imposing, similar open access requirements.

OTHER MATTERS

     The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable television industry. Other existing federal regulations, copyright licensing requirements and, in many jurisdictions, state and local franchise requirements, currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry can be predicted at this time.

                                   MANAGEMENT

     Executive officers, key operations managers and outside directors of Classic are as follows:

EXECUTIVE OFFICERS AND
DIRECTORS OF CLASSIC COMMUNICATIONS            AGE                   POSITION
-----------------------------------            ---                   --------
Alberto Cribiore.............................    54   Director and Chairman of the Board
J. Merritt Belisle...........................    43   Director and Chief Executive Officer
Steven E. Seach..............................    42   Director, President and Chief
                                                      Financial Officer
Ronald W. Martin.............................    47   Executive Vice President of Operations
Elizabeth Kay Monigold.......................    46   Executive Vice President of
                                                        Administration
Lisa A. Hook.................................    41   Director
David Webb...................................    46   Director
Martin D. Payson.............................    63   Director

     ALBERTO CRIBIORE, founder and Managing Principal of Brera Capital Partners was appointed Chairman of the Board upon the closing of the Brera Classic equity investment. Prior to forming Brera in 1997, Mr. Cribiore was Co-President and Partner at Clayton, Dubilier & Rice, Inc. which he joined in 1985 as one of three principal shareholders. He had previously been a Senior Vice President at Warner Communications, where he was responsible for mergers, acquisitions and divestitures. Mr. Cribiore is a cum laude graduate of Bocconi University in Milan, Italy and holds degrees in Business Administration and Economics. He is currently a Director of Riverwood International Corporation and Hansberger Group, Inc. Mr. Cribiore also serves as the Chairman of the board of directors of Global Decisions Group, LLC, the parent company of Cambridge Energy Research Associates, and MCM Group, Inc. He is also currently Co-Chairman of the board of directors of B-G Western, Inc., the parent of Western Industries, Inc., and a member of the board of directors of Western Industries, Inc. Mr. Cribiore serves as one of Brera Classic's designees to our Board. See "Certain Relationships and Related Transactions -- 1999 Stockholders' Agreement."

     J. MERRITT BELISLE, our Chief Executive Officer and director, founded Classic in March 1992. From January 1988 through August 1991, he was a Vice President at Texas Commerce Investment Banking, a division of Texas Commerce Bank, N.A., Houston, Texas. From April 1985 to January 1988, Mr. Belisle was Chief Executive Officer of Community Cable Incorporated, a small multi-system cable television operator based in Austin, Texas. Community Cable was sold to a cable television subsidiary of Time Warner, Inc. Prior to founding Community Cable, Mr. Belisle was a corporate and securities attorney with the Houston office of Baker & Botts. Mr. Belisle received a BBA in 1977, a MPA in 1980, and a JD in 1981 from The University of Texas at Austin. Mr. Belisle serves as one of our directors pursuant to his position as our Chief Executive Officer. See "Certain Relationships and Related Transactions -- 1999 Stockholders' Agreement."

     STEVEN E. SEACH, our President and Chief Financial Officer and director, assisted Mr. Belisle in the founding of Classic in March 1992. Mr. Seach became a member of the board of Classic in 1998. Mr. Seach became our President in October 1996 and, through August 1998, was substantially responsible for our operations. From March 1992 to June 1994, Mr. Seach served as an advisor to Classic and its board of directors for strategic, operational and financial matters. Mr. Seach became our Chief Financial Officer in July 1994. Prior to his association with us, Mr. Seach spent 12 years in the corporate banking and investment banking industries, primarily with Texas Commerce Bank, N.A., Houston, Texas. Mr. Seach received a BBA in finance from the University of Houston in 1980. He is currently a director of The Keller Group and serves as one of our directors pursuant to the 1999 Stockholders' Agreement. See "Certain Relationships and Related Transactions -- 1999 Stockholders' Agreement."

     RONALD W. MARTIN, who became our Executive Vice President of Operations upon the closing of the Buford acquisition, is responsible for all of our system operating and marketing functions. Since 1993, he served as Buford's Executive Vice President and Chief Operating Officer. A graduate of Dakota Wesleyan, he joined Buford in 1973 as Business Manager for KXON-TV in Mitchell, South Dakota, later serving in the same position at KFSM-TV in Fort Smith, Arkansas. He joined Buford's corporate staff in 1976, serving as Internal Auditor and Personnel Administrator. In 1981, Mr. Martin was named Vice President of Human Resources and Administration for Buford. Mr. Martin is a board member and past Chairman of the National Cable Television Cooperative and serves on the CTAM Digital Committee.

     ELIZABETH KAY MONIGOLD, who became our Executive Vice President of Administration upon the closing of the Buford acquisition, is responsible for all of our human resources, legal, information systems and risk management functions, as well as operating responsibility for CCT. Since 1993, she served as Buford's Executive Vice President and Chief Administrative Officer. Ms. Monigold joined Buford in 1981 and served in numerous capacities including the evaluation of new business opportunities such as data, telephony, digital and other new technologies. Ms. Monigold earned a BBA in Business Management from The University of Texas at Tyler.

     LISA A. HOOK, a Principal of Brera Capital Partners, was appointed a director upon the closing of the Brera Classic equity investment. Prior to joining Brera Classic in 1998, Ms. Hook was a Managing Director of Alpine Capital Group, a telecommunications and media venture capital firm. From 1989 to 1996, Ms. Hook served in a number of senior executive level positions at Time Warner Inc., including Executive Vice President/Chief Operating Officer of Time Warner Telecom, Inc. and Special Advisor to the Vice Chairman. From 1987 to 1989, Ms. Hook served as the Legal Advisor to the Chairman of the Federal Communications Commission. From 1985 to 1987, Ms. Hook served as a senior attorney at Viacom International, responsible for Viacom Cable. Prior to joining Viacom, Ms. Hook was an attorney with the law firm of Hogan & Hartson. Ms. Hook received her BA from Duke University and her JD from the Dickinson School of Law. Ms. Hook serves as one of Brera Classic's designees to our board. She is currently a director of Time Warner Telecom, Inc. and Roberts Radio LLC. See "Certain Relationships and Related Transactions -- 1999 Stockholders' Agreement."

     DAVID WEBB, a Principal of Brera Capital Partners, was appointed Director upon the closing of the Brera Classic equity investment. Prior to joining Brera Classic in 1999, Mr. Webb was a Managing Director in the investment banking division of Merrill Lynch, which he joined in 1981. Mr. Webb was the head of the firm's Global Financial Sponsors Group, and a member of the investment banking division's U.S. Operating Committee. Mr. Webb received a BA with honors from the University of North Carolina, where he was a Morehead Scholar, and an MBA from the Darden School of the University of Virginia. He is a director of Homes for the Homeless Inc. and both B-G Western, Inc. and Western Industries, Inc. Mr. Webb serves as one of Brera Classic's designees to our board. See "Certain Relationships and Related Transactions -- 1999 Stockholders' Agreement."

     MARTIN D. PAYSON, the Chairman of Latin Communications Group, Inc., a privately-held Spanish language media company, was appointed Director upon the closing of the Brera Classic equity investment. Previously, Mr. Payson was Vice Chairman of Time Warner Inc. and a member of its board of directors. Before the merger of Warner Communications Inc. and Time, Inc., Mr. Payson held the position of Office of the President and General Counsel of Warner Communications. Mr. Payson is a director of Delta Financial Corp. and Panavision Inc., as well as several privately-held companies and philanthropic organizations. Mr. Payson received his AB from Cornell University and his LLB cum laude from New York University School of Law. Mr. Payson serves as one of Brera Classic's designees to our board. See "Certain Relationships and Related Transactions -- 1999 Stockholders' Agreement."

ELECTION OF DIRECTORS AND APPOINTMENT OF EXECUTIVE OFFICERS

     Our board of directors will be divided into three classes, and each director will serve for a staggered three-year term. The board will consist of: two Class I directors, Messrs. Seach and Webb; three Class II directors, Mr. Belisle and Ms. Hook and one director to be appointed upon the completion of this offering; and two Class III directors, Messrs. Cribiore and Payson. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2000, 2001 and 2002, respectively.

     Each officer serves at the discretion of the board of directors. There are no family relationships among any of our directors and executive officers.

DIRECTOR TO BE APPOINTED UPON COMPLETION OF THIS OFFERING

     We intend to name an additional outside director prior to the offering who will be appointed upon the completion of this offering.

BOARD COMMITTEES

     We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of Mr. Webb, Mr. Payson and the outside director to be named upon the completion of this offering. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants of all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefits plans. The compensation committee currently consists of Ms. Hook, Mr. Payson and the outside director to be named upon the completion of this offering.

DIRECTOR COMPENSATION

     Our directors are not currently compensated. Each non-employee director elected to the board of directors for the first time after this offering may
receive upon such election an initial grant of options to purchase        shares
of Class A common stock at fair market value on the date of grant. In addition, each non-employee director will receive an annual grant of options to purchase shares for each year during such director's term. All of the foregoing
options will have a 10 year term and will vest over a      year period, with   %
becoming vested on each anniversary of the date of grant. The foregoing award of options will be granted automatically under our Omnibus Stock Incentive Plan. In August 1999, Mr. Martin Payson, who is currently a member of our board of directors, was granted options to purchase 7,000 shares of our Class A common stock at an exercise price of $20 per share. These options, which have 10-year terms, vest in 25% increments over each of the first four anniversaries of the grants. Following this offering, each of our directors will receive reimbursement for all travel and other expenses incurred in connection with attending each meeting of the board of directors or committee meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Historically, all compensation decisions relating to our executive officers have been made by our board of directors as a whole. J. Merritt Belisle, our Chief Executive Officer, and Steven E. Seach, our President, as board members, historically participated in deliberations of the board of directors with respect to compensation of all executive officers. Following the closing of this offering, the compensation committee will make all compensation decisions regarding our executive officers. No interlocking relationship exists between the compensation committee and the board of directors or compensation committee of any other company, and no such relationship existed in the past.

1999 STOCKHOLDERS' AGREEMENT

     Effective July 28, 1999, Classic, Brera Classic, BT Capital Partners, Inc., Austin Ventures, L.P., BA Capital Company, L.P., as the successor in interest to NationsBanc Capital Corp., J. Merritt Belisle, Steven E. Seach and certain other stockholders of Classic entered into a stockholders' agreement. This agreement provides, among other things, that, until such time as the parties to the stockholders' agreement together own less than 30% of the outstanding common stock of Classic, the parties have agreed to vote their common stock to cause the board of directors to consist of seven members, being four members designated by Brera Classic, the chief executive officer of Classic, initially
J. Merritt Belisle, and two other individuals to be designated by Austin Ventures, L.P., Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., BA Capital Company, L.P., BT Capital Partners, Inc., and The Texas Growth Fund. One of the two individuals to be named by such stockholders will be Steven E. Seach for so long as he is employed by us. Such stockholders have not yet designated an individual to serve as the seventh member of the board of directors.

OTHER CORPORATE PERSONNEL

     BRYAN D. NOTEBOOM, our Vice President of Finance, has been with us since our inception and coordinates our finance and mergers and acquisitions functions. Mr. Noteboom has an extensive background in cable television, accounting, and finance through prior work experience in the cable industry and as a senior auditor with Coopers & Lybrand. Mr. Noteboom earned a BBA in Accounting/Finance from the University of Texas at Austin in December 1985 and is a licensed Certified Public Accountant.

     RON ENAS, our Vice President of Engineering, joined us in September 1999 and is responsible for all technical functions, including the oversight of our capital expenditure program. Mr. Enas has 25 years of experience in the industry, having previously held positions of increasing responsibility with Time Warner, Inc., Post Newsweek Cable and Harron Communications Corp. Mr. Enas is a graduate of Tyler Junior College.

     MICHELE JENKINS, our Vice President of Marketing, joined us in October 1999 and is responsible for all aspects of marketing, sales and programming. Prior to joining us, Ms. Jenkins served as Corporate Director of Programming and PPV for Marcus Cable. Prior to Marcus Cable, Ms. Jenkins served as Corporate Director of Marketing at Sammons Communications, Inc. Ms. Jenkins is a graduate of Texas Tech University.

     MARK ROWE, our Corporate Controller, joined us in 1998 and coordinates our accounting function, including SEC reporting and budgeting. Prior to joining us, Mr. Rowe worked as an audit manager at Ernst & Young LLP, serving a number of telecommunication industry clients. Mr. Rowe earned a BBA in Accounting from The University of Texas at Austin in 1990 and is a licensed Certified Public Accountant.

     ASHLEY M. KIMERY, our Corporate Treasurer, joined us in 1995 and currently oversees our cash management and tax functions. Prior to joining us, Ms. Kimery worked for seven years in both the audit and tax departments at Ernst & Young LLP. Ms. Kimery earned a BBA in Accounting from Texas A&M University in 1987, an MPA in Tax from The University of Texas at Austin in 1991 and is a licensed Certified Public Accountant.

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

     JOHN ELLIS, our Management Information Systems Manager, has over 25 years experience in information technology and is responsible for the development, implementation and operation of all software and hardware network interfaces for us. Mr. Ellis joined Buford in 1981 and was instrumental in the network design of the Tyler, Texas call center. Mr. Ellis is currently serving on the CableLabs Year 2000 Committee.

     RONALD G. JANSONIUS, our Advanced Technology Manager, has been with us since 1996 and is responsible for directing our advanced technology initiatives. Mr. Jansonius has over 6 years of computer, network, and broadband technology expertise. He received a BS from Fort Hays State University in 1982.

KEY OPERATIONS PERSONNEL

     ARL COPE, our Vice President and Regional Manager, joined Buford in 1987 and is responsible for the oversight of all operational, technical and local marketing aspects of certain of our systems in Arkansas, southern Missouri, and northern Louisiana. A 30 year veteran of the cable television industry, Mr. Cope currently serves as Secretary/Treasurer of the Arkansas Cable Telecommunications Association and has been a board member since 1989.

     WILLIAM E. FLOWERS, JR., our Vice President and Regional Manager, has over 18 years of experience in the cable television industry and oversees all operational, technical and local marketing aspects of our systems in the western and panhandle regions of Texas and in New Mexico. Mr. Flowers joined us in August 1998.

     STEVE LOWE, our Vice President and Regional Manager, has over 25 years in the cable television industry and oversees all operational, technical and local marketing aspects of our systems in central and east Texas and central Louisiana. Prior to joining Buford in 1988, Mr. Lowe constructed, owned and operated cable systems in western Oklahoma. Mr. Lowe currently serves on the board of directors of the Texas Cable Television Association.

     RON SCHAEFFER, our General Manager of CCT, is responsible for the operation of existing business and the development of new business within CCT. Mr. Schaeffer joined Buford in 1992 and has been instrumental in the development of the Satellite Education Network, which is designed to provide interactive educational services to prisons. Mr. Schaeffer is a graduate of New York University.

     DAVID D. WALKER, our Vice President and Regional Manager, has over 28 years of experience in the cable television industry and oversees all operational, technical and local marketing aspects of certain of our systems in Missouri, Oklahoma, and Arkansas. Mr. Walker serves on the board of directors of the Arkansas Cable Telecommunications Association.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

     Other than the executive officers of Classic who are also directors, no directors of Classic receive any compensation for serving as a director. The following table summarizes the compensation for services rendered which Classic paid to the Chief Executive Officer, President and other most highly compensated executive officers whose total annual compensation exceeded $100,000 in our fiscal year ended December 31, 1998:

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                      ANNUAL COMPENSATION                ------------
                                         ---------------------------------------------    RESTRICTED
                                                                        OTHER ANNUAL        STOCK
      NAME AND PRINCIPAL POSITION        YEAR    SALARY      BONUS     COMPENSATION(1)   AWARDS(2)(3)
      ---------------------------        ----    ------      -----     ---------------   ------------
J. Merritt Belisle.....................  1998   $200,000   $361,539(4)     $6,607          $ 49,609
  Chief Executive Officer
Steven E. Seach........................  1998   $277,084   $258,302(5)     $6,607          $659,471
  President and Chief Financial Officer
Gilbert W. Nichols(6)..................  1998   $103,332   $ 44,101        $3,563                --
  Vice President of Operations

---------------
(1) Amounts reported as other annual compensation represent our contribution under our 401(k) plan and/or vehicle fringe benefits.

(2) The executive officers of Classic received restricted stock during 1996 under the 1996 Stock Restricted Plan. See "-- 1996 Restricted Stock Plan." On July 29, 1998, Messrs. Belisle and Seach held 229,050 shares and 67,283 shares of restricted stock, respectively, and each of Messrs. Belisle and Seach exchanged their existing shares of restricted stock for 242,209 new shares of restricted stock under the 1998 Restricted Stock Plan with revised vesting terms and other restrictions. See "-- 1998 Restricted Stock Plan." Long-term compensation amounts are calculated by multiplying the number of 1998 restricted shares issued by the per share value of Classic's unrestricted stock as of the date of issuance, less an amount equal to the number of 1996 restricted shares exchanged therefor multiplied by the per share value of Classic's unrestricted stock on the date of issuance.

(3) As of December 31, 1998, Messrs. Belisle and Seach each owned 242,209 restricted shares of Classic's common stock. The total value of all restricted stock owned by Messrs. Belisle and Seach was approximately $913,000 each, computed without taking into consideration any of the restrictions. These shares vested upon the consummation of the Brera Classic equity investment. Messrs. Belisle and Seach are entitled to dividends in respect of these shares in the same manner as the holders of common stock, but only to the extent that such dividends exceed the distribution thresholds applicable thereto. See "-- 1998 Restricted Stock Plan."

(4) Includes a transaction fee of $300,000 paid pursuant to a pre-existing employment agreement in connection with the acquisition of certain properties from Cable One in July 1998, and the related financings.

(5) Includes a transaction fee of $250,000 paid pursuant to a pre-existing employment agreement in connection with the acquisition of certain properties from Cable One in July 1998, and the related financings.

(6) Mr. Nichols resigned effective March 19, 1999.

1996 RESTRICTED STOCK PLAN

     Certain members of management own restricted stock subject to the terms of our 1996 Restricted Stock Plan. Pursuant to the 1996 Plan, we may, from time to time, grant restricted stock to our officers and other key employees upon the terms, conditions and provisions of the 1996 Plan. Concurrent with the adoption of the 1996 Plan, we granted a total of 517,626 shares of common stock as of such date, of which only 144,940 shares are currently outstanding. These shares vested upon the consummation of the Brera Classic equity investment. One-half of such shares of common stock is subject to a distribution threshold equal to $9.93 per share, i.e., the first $9.93 of distributions with respect to such shares is to be withheld and one-fourth of the shares is subject to a distribution threshold of $19.06 per share and one-fourth to a distribution threshold of $29.78 per share.

1998 RESTRICTED STOCK PLAN

     The terms of the 1998 Plan are similar in all material respects to the 1996 Plan. In July 1998, each of Messrs. Seach and Belisle exchanged all of their existing shares under the 1996 Plan for 242,209 shares common stock pursuant to the 1998 Plan. These shares vested upon the consummation of the Brera Classic equity investment. All of such shares of common stock are subject to a distribution threshold equal to $3.77 per share, i.e., the first $3.77 of distributions with respect to such shares is to be withheld and distributed instead to other holders of our Class B common stock.

1999 OMNIBUS STOCK INCENTIVE PLAN

     The following description of our 1999 Omnibus Stock Incentive Plan is a summary and is qualified in its entirety by reference to the text of the 1999 Omnibus Stock Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

     Classic's 1999 Omnibus Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in October 1999 for the benefit of our officers, directors, key employees, advisors and consultants. The following discussion assumes that the plan will become effective upon the completion of this offering in accordance with its terms. An aggregate of 2,000,000 shares of Class A common stock is reserved for issuance under the plan. The plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, deferred stock and performance shares. An award may consist of one or any combination of benefits. Under this plan, awards covering no more than 20% of the shares reserved for issuance under the plan may be granted to any participant in any one year.

     The plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors. The board or a committee of the board, acting as the plan administrator, may interpret this plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of this plan. This plan permits the plan administrator to select the officers, directors, key employees, advisors and consultants, including directors who are also employees, who will receive awards and generally to determine the terms and conditions of those awards. Notwithstanding the foregoing, the grant of any award intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, and any administrative determinations made in connection therewith, must be carried out by a committee of the board or a board committee, consisting of at least two "outside directors," as defined under Section 162(m), in a manner consistent with the rules governing performance-based compensation under Section 162(m).

     We may issue two types of stock options under this plan: incentive stock options or ISO's, which are intended to qualify under the Code, and non-qualified stock options, or NSO's. The option price of each ISO granted under this plan must be at least equal to the fair market value of a share of Class A common stock on the date the ISO is granted.

     Stock appreciation rights, or SARs, and limited stock appreciation rights may be granted under this plan either alone or in conjunction with all or part of any stock option granted under this plan. An SAR granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value, at the date of exercise, of a share of Class A common stock over a specified price fixed by the plan administrator. A limited stock appreciation right granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the change in control price of a share of Class A common stock over a specified price fixed by the plan administrator. A limited stock appreciation right may be exercised only within the 30-day period following a change in control.

     Restricted stock, deferred stock and performance shares may be granted under this plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, for any grant of restricted stock, deferred stock and performance shares. Participants with restricted stock and performance shares generally have all of the rights of a stockholder. For deferred stock, during the deferral period and subject to the terms and conditions that the plan administrator imposes, the deferred stock units may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, deferred stock and/or performance shares.

     In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of Class B voting common stock, the plan administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

     The terms of this plan provide that the plan administrator may amend, suspend or terminate this plan at any time, provided that some amendments require approval of our stockholders. Furthermore, no action may be taken that adversely affects any rights under outstanding awards without the holder's consent.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT ARRANGEMENTS AND 1999 NON-QUALIFIED STOCK OPTION GRANTS

     At the closing of the Brera Classic equity investment, J. Merritt Belisle and Steven E. Seach each entered into an employment agreement with us, on substantially similar terms with their former employment agreements. In connection with the consummation of the Brera Classic equity investment, Mr. Belisle was paid $780,000 and Mr. Seach was paid $700,000 under their former employment agreements. Each of the new employment agreements provides for their continued employment with us for a continuing two year period at all times. Messrs. Belisle and Seach are each to be paid an annual salary of $350,000 per year. Each new employment agreement provides that upon termination by us without cause, the employee will be entitled to the pre-payment of all remaining compensation and benefits under the agreement, i.e., two years' of base compensation and benefits. Each employment agreement also prohibits the employee from competing with us during his term of employment and for a period of two years thereafter.

     The employment agreements of Messrs. Belisle and Seach in effect prior to the consummation of the Brera Classic equity investment provided for a transaction fee of 1% to be paid on the value of all mergers, acquisitions, or dispositions of assets or subsidiaries by us that were consummated during their term of employment. Messrs. Belisle and Seach each received a transaction fee of $1.5 million related to the consummation of the Buford acquisition. The new employment agreements do not contain a provision for transaction fees to be paid to Messrs. Belisle and Seach.

     Under their new employment agreements, Messrs. Belisle and Seach were each granted a stock option with a 10-year exercise period to purchase 279,874 shares of common stock at an exercise price of $14.57 per share, which will vest over a three-year period which began July 28, 1999, or alternatively, immediately upon the closing of an event which involves a sale of all of the common stock of the Company for cash or a sale of all or substantially all of the assets of Classic, entitling Messrs. Belisle and Seach to purchase such number of shares of Class B common stock.

     In addition, Messrs. Belisle and Seach will each also receive a second stock option with a 10-year exercise period to purchase 279,874 shares of Class B common stock, to vest over a three-year period commencing on the date of the closing of this offering. The exercise price of the second option is the initial offering price to the public per share of Class A common stock in this offering.

     We have entered into employment agreements with Ronald W. Martin and Elizabeth Kay Monigold. These employment agreements relate to their employment by us as the Executive Vice President of Operations and the Executive Vice President of Administration, respectively, and each are for a one-year period. Ronald W. Martin is to be paid an annual salary of $175,000 and Elizabeth Kay Martin is to be paid an annual salary of $120,000. Each employment agreement provides that upon termination by us without cause, the employee will be entitled to the prepayment of all remaining compensation and benefits under the agreement, i.e., one year of base compensation and benefits. Each employment agreement also prohibits the employee from competing with us during the term of employment and for a period of two years thereafter.

     In addition, we granted stock options to purchase approximately 1,000,000 shares of our Class A common stock at an exercise price of $20 per share. The options were granted in August 1999 to Ronald W. Martin, Elizabeth Kay Monigold, and several of our other officers and key employees. These options, which have 10-year terms, vest in 25% increments over each of the first four anniversaries of the grants.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LOANS TO AFFILIATES

     During 1998, Classic had outstanding subordinated indebtedness, including accrued interest, in the amount of approximately $4.5 million to Austin Ventures, L.P., The Texas Growth Fund, and BT Capital Partners, Inc. and preferred stock, including accrued and unpaid dividends, in the amount of approximately $29.4 million to BA Capital Company, L.P. and BT Capital Partners, Inc., each a stockholder. Approximately $3.9 million of such indebtedness bore interest at the rate of 15.0% per annum and the remainder bore interest at the rate of 7.5% per annum. All of such subordinated indebtedness and preferred stock had been incurred or issued to fund the acquisition of various cable properties acquired by us. We repaid such indebtedness and redeemed the preferred stock from the holders thereof out of the proceeds received from a previous issuance of senior subordinated notes.

     In 1997, we advanced approximately $200,000 to Mr. Belisle, which has been forgiven.

1999 STOCKHOLDERS' AGREEMENT

     Effective July 28, 1999, Classic, Brera Classic, BT Capital Partners, Inc., Union Bancal Venture Corporation, Austin Ventures, L.P., Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., Texas Growth Fund, BA Capital Company, L.P., as the successor in interest to NationsBanc Capital Corp., J. Merritt Belisle, Steven E. Seach and certain other stockholders of Classic entered into the 1999 stockholders' agreement which subjects the equity securities these stockholders hold in Classic to a right of first offer to us and other stockholders party to the stockholders' agreement. Star will become a party to this agreement upon completion of the Star acquisition. The agreement also provides that the other stockholders party to the agreement are entitled to participate in any proposed sale under the right of first offer on a pro-rata basis. Upon a sale of Classic to an independent third party and upon request of the board of directors, the stockholders agree to take all action reasonably necessary to complete the sale, including selling their securities. The agreement contains preemptive purchase rights in favor of the stockholders party to the stockholders' agreement in the event we issue or sell additional equity securities in Classic, other than in an initial public offering. All of these provisions terminate upon the closing of an initial public offering of Classic's Securities.

     Further, until such time as the parties to the stockholders' agreement together own less than 30% of the outstanding common stock of Classic, the parties have agreed to vote their common stock to cause the board of directors to consist of seven members, being four members designated by Brera Classic, the chief executive officer of Classic, initially J. Merritt Belisle, and two other individuals to be designated by Austin Ventures, L.P., Austin Ventures III-A, L.P., Austin Ventures III-B, L.P., BA Capital Company, L.P., Union Bancal Venture Corporation, BT Capital Partners, Inc., and The Texas Growth Fund. One of the two individuals to be named by such stockholders will be Steven E. Seach for so long as we employ him.

MANAGEMENT AND ADVISORY FEE AGREEMENT

     As part of the Brera Classic equity investment, Classic and Brera Classic entered into an agreement pursuant to which Brera Classic was paid a transaction fee of $3 million upon closing of the Brera Classic equity investment in consideration for arranging the equity investment. The agreement further provides that we will pay Brera Classic an annual fee of $250,000 in consideration for transactional assistance and advice provided to us until we are sold or complete an initial public offering, the first payment of which was made at the closing of the Buford acquisition.

BRERA CLASSIC INVESTMENT AGREEMENT

     Classic and Brera Classic entered into an Investment Agreement whereby Classic agreed to issue and sell 6,490,734 shares of Classic voting common stock for an aggregate purchase price of $100 million. Pursuant to the Investment Agreement, Classic agreed to pay all fees and expenses of Brera Classic's legal counsel, financial advisors, accountants and third party consultants in an amount up to $750,000. In addition to the $750,000 paid to Brera Classic at the closing of the Buford acquisition for its fees and expenses of counsel, accountants, advisors and consultants, Classic reimbursed Brera for $252,000 of closing costs incurred by Brera on Classic's behalf.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock by (1) each named executive officer and each director, (2) each stockholder known by us to beneficially own 5.0% or more of our common stock and (3) all directors and officers as a group. No shares of Class A common stock will be outstanding prior to the completion of this offering. In the event that the underwriters exercise the overallotment option granted by the selling stockholders named herein, shares of Class A common stock will be sold in the offering by such stockholders by converting shares of Class B common stock concurrently with the consummation of the sale. See "Description of Capital Stock" for more information regarding conversion rights of the Class B common stock. We do not expect any of the stockholders, directors or officers listed below to own Class A common stock immediately following this offering.

     The information in the table assumes the underwriters' option to purchase additional shares is not exercised and does not reflect any shares purchased in this offering by any of the principal stockholders, directors or named executive officers listed below.

                                                                                                             PERCENT OF VOTE
                                                  CLASS B COMMON STOCK(2)                 NONVOTING            AS A SINGLE
                                         -----------------------------------------         COMMON               CLASS(4)
                                           BEFORE OFFERING       AFTER OFFERING           STOCK(3)         -------------------
                                         -------------------   -------------------   -------------------    BEFORE     AFTER
          BENEFICIAL OWNER(1)             NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT   OFFERING   OFFERING
          -------------------            ---------   -------   ---------   -------   ---------   -------   --------   --------
Brera Classic(5)........................
BT Capital Partners, Inc.(6)............
Austin Ventures, L.P.(7)................
BA Capital Company, L.P. (8)............
J. Merritt Belisle(9)...................
Steven E. Seach(10).....................
Ronald W. Martin........................
Elizabeth Kay Monigold..................
Lisa A. Hook(11)........................
Alberto Cribiore(12)....................
David Webb(13)..........................
All directors and executive officers as
  a group (9 persons)...................

---------------

 (1) The address for Brera Classic, Lisa Hook, Alberto Cribiore, and David Webb is 712 Fifth Avenue, 34th Floor, New York, New York 10019. The address for Austin Ventures, L.P. is 1300 Norwood Tower, 114 West 7th Street, Austin, Texas 78701. The address for BT Capital Partners, Inc. is 130 Liberty Street, 25th Floor, New York, New York 10006. The address for BA Capital Company, L.P. is 100 North Tryon Street, Charlotte, North Carolina 28255. The address for J. Merritt Belisle and Steven E. Seach is 515 Congress Ave., Suite 2626, Austin, Texas 78701. Unless otherwise indicated below, the persons and entities named in the table above have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

 (2) Shares of Class B common stock may be acquired at any time for $.01 per share pursuant to the outstanding warrant issued to BA Capital Company, L.P. Shares of Class B common stock subject to these warrants and any options are deemed outstanding for the purposes of the number of shares owned by such person and of computing the percentage ownership of the person holding such warrants or options but are not deemed outstanding for computing the percentage ownership of any other person.

 (3) All shares of nonvoting common stock are convertible into shares of Class B common stock without cost and without advance notice by the holders thereof. As a result, we believe that such shares should be taken into account in considering voting interests in us. Shares of nonvoting common stock may be acquired at any time for $.01 per share pursuant to outstanding warrants issued to a number of stockholders. Shares of nonvoting common stock subject to these warrants are deemed outstanding for the purposes of the number of shares owned by such person and of computing the percentage ownership of the person holding such warrants but are not deemed outstanding for computing the percentage ownership of any other person.

 (4) Each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to ten votes. Holders of both classes of voting common stock will vote together as a single class on all matters to be presented for a vote of stockholders, unless otherwise required by law. Excludes nonvoting common stock.

 (5) In the event that the underwriter's option to purchase additional shares is
     fully exercised, Brera Classic will own      shares of Class B common
     stock, representing      % of such class and      % of the total voting
     power of all of our capital stock outstanding after completion of the offering. Brera Classic has sold nonvoting equity interests in Brera Classic equal to 19.85% of its investment in us to certain institutions and individuals, including affiliates of Goldman, Sachs & Co., who purchased 9.0% of such investment, and The Chase Manhattan Bank.

 (6) In the event that the underwriter's option to purchase additional shares is fully exercised, BT Capital Partners will own shares of Class B common
     stock, representing      % of such class and      % of the total voting
     power of our capital stock outstanding after completion of the offering. BT Capital Partners' nonvoting common stock ownership includes warrants to purchase 30,225 shares of nonvoting common stock.

 (7) In the event that the underwriter's option to purchase additional shares is
     fully exercised, Austin Ventures, L.P. will own      shares of Class B
     common stock, representing      % of such class and      % of the total
     voting power of our capital stock outstanding after completion of the offering. Austin Ventures, L.P. owns 323,832 shares of Class B common stock, Austin Ventures III-A, L.P. owns 223,422 shares of Class B common stock and Austin Ventures III-B, L.P. owns 188,733 shares of Class B common stock. AV Partners, L.P. is the general partner of each of these partnerships.

 (8) In the event that the underwriter's option to purchase additional shares is
     fully exercised, BA Capital Company, L.P. will own      shares of Class B
     common stock, representing      % of such class and      % of the total
     voting power of our capital stock outstanding after completion of the offering. BA Capital Company, L.P. is the successor in interest to NationsBanc Capital Corp. Class B common stock ownership Includes warrants to purchase 152,418 shares of Class B common stock.

 (9) In the event that the underwriter's option to purchase additional shares is
     fully exercised, J. Merritt Belisle will own      shares of Class B common
     stock, representing      % of such class and      % of the total voting
     power of our capital stock outstanding after completion of the offering.
     Mr. Belisle's totals include      shares of Class B common stock
     purchasable within 60 days of      , 1999 pursuant to the exercise of
     options.

(10) In the event that the underwriter's option to purchase additional shares is
     fully exercised, Steven E. Seach will own      shares of Class B common
     stock, representing      % of such class and      % of the total voting
     power of our capital stock outstanding after completion of the offering.
     Mr. Seach's totals include an option to purchase      shares of Class B
     common stock purchasable within 60 days of      , 1999 pursuant to the
     exercise of options.

(11) Lisa Hook is a director of Classic and a manager of Brera Classic. Ms. Hook is not the registered holder of any shares and disclaims the beneficial ownership of the shares listed above except to the extent of her indirect interest in the assets of the nominal shareholder, if any.

(12) Alberto Cribiore is a director of Classic and a manager of Brera Classic. Mr. Cribiore is not the registered holder of any shares and disclaims the beneficial ownership of the shares listed above except to the extent of his indirect interest in the assets of the nominal shareholder, if any.

(13) David Webb is a director of Classic and a manager of Brera Classic. Mr. Webb is not the registered holder of any shares and disclaims the beneficial ownership of the shares listed above except to the extent of his indirect interest in the assets of the nominal shareholder, if any.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITY

     We have no operations of our own. Consequently, we will rely on dividends from Classic Cable, and hence the cash flow of Classic Cable, in order to meet our debt service obligations. In order to finance a portion of the Buford acquisition purchase price, Classic Cable entered into a credit facility, agented by Goldman Sachs Credit Partners L.P., Union Bank of California, N.A. and The Chase Manhattan Bank pursuant to which Classic Cable may borrow up to $350.0 million. The credit facility consists of the following:

                                                                             MAXIMUM
                                                                 MAXIMUM    ALTERNATE
                                                                  LIBOR     BASE RATE
CREDIT FACILITY                    AMOUNT             TENOR     SPREAD(1)   SPREAD(1)
---------------                    ------             -----     ---------   ---------
                            (DOLLARS IN MILLIONS)
Revolving Credit
  Facility................         $  75.0          8.0 years    250 bps     150 bps
Term Loan A Facility......            75.0          8.0 years    250 bps     150 bps
Term Loan B Facility......           100.0          8.5 years    275 bps     175 bps
Term Loan C Facility......           100.0          8.5 years    275 bps     175 bps
                                   -------
          Total
            Facility......         $ 350.0
                                   =======

---------------

(1) Pricing subject to a leverage-based pricing grid.

     The $75.0 million eight year revolving credit facility is available to Classic Cable for working capital, capital expenditures, refinancing debt and general corporate purposes, including acquisitions. Up to $25.0 million may be used to redeem Classic Cable's 2008 notes put by the noteholders as a result of the change of control. The $75.0 million eight year term loan A facility and the $100.0 million eight and one-half year term loan B facility were drawn at the closing of the Buford acquisition to fund Classic Cable's purchase of Buford and to refinance debt and pay certain other costs associated with the Buford acquisition. The $100.0 million eight and one-half year term loan C facility may be used for working capital, capital expenditures, general corporate purposes, including acquisitions, and to redeem Classic Cable's 2008 notes put by the noteholders as a result of a change of control. On September 8, 1999, the Company borrowed $90.0 million under the term loan C facility to redeem Classic Cable's 2008 notes put by the noteholders as a result of the change of control.

     On each date set forth below, Classic Cable's ability to borrow under its revolving credit facility will automatically be reduced to the corresponding amount set forth below:

                                                   REDUCED REVOLVING CREDIT
DATE OF REDUCTION                                      FACILITY AMOUNT
-----------------                                  ------------------------
December 31, 2001                                        $73,125,000
March 31, 2002                                            71,718,750
June 30, 2002                                             70,312,500
September 30, 2002                                        69,906,250
December 31, 2002                                         67,500,000
March 31, 2003                                            65,625,000
June 30, 2003                                             63,750,000
September 30, 2003                                        61,875,000
December 31, 2003                                         60,000,000
March 31, 2004                                            57,187,500
June 30, 2004                                             54,375,000
September 30, 2004                                        51,562,500
December 31, 2004                                         48,750,000

                                                   REDUCED REVOLVING CREDIT
DATE OF REDUCTION                                      FACILITY AMOUNT
-----------------                                  ------------------------
March 31, 2005                                            45,000,000
June 30, 2005                                             41,250,000
September 30, 2005                                        37,500,000
December 31, 2005                                         33,750,000
March 31, 2006                                            29,062,500
June 30, 2006                                             24,375,000
September 30, 2006                                        19,687,500
December 31, 2006                                         15,000,000
March 31, 2007                                             7,500,000
July 31, 2007                                                      0

     The term loan A facility is payable in quarterly installments on the last day of each March, June, September and December, commencing on December 31, 2001 and continuing through and including March 31, 2007, with a final installment of all outstanding principal and interest payable on July 30, 2007 in the amounts set forth below:

TERM A REDUCTION DATE                                          PRINCIPAL PAYMENT
---------------------                                          -----------------
December 31, 2001                                                $  1,875,000
March 31, June 30, September 30 and December 31, 2002               1,406,250
March 31, June 30, September 30 and December 31, 2003               1,875,000
March 31, June 30, September 30 and December 31, 2004               2,812,500
March 31, June 30, September 30 and December 31, 2005               3,750,000
March 31, June 30, September 30 and December 31, 2006               4,687,500
March 31 and July 31, 2007                                          7,500,000

     The term loan B facility is payable in quarterly installments on the last day of each March, June, September and December, commencing on December 31, 2001 and continuing through and including December 31, 2007, with a final installment of all outstanding principal and interest payable on January 31, 2008 in the amounts set forth below:

TERM B REDUCTION DATE                                          PRINCIPAL PAYMENT
---------------------                                          -----------------
December 31, 2001                                                 $   250,000
March 31, June 30, September 30 and December 31, 2002                 250,000
March 31, June 30, September 30 and December 31, 2003                 250,000
March 31, June 30, September 30 and December 31, 2004                 250,000
March 31, June 30, September 30 and December 31, 2005                 250,000
March 31, June 30, September 30 and December 31, 2006                 250,000
March 31, June 30, September 30 and December 31, 2007                 250,000
January 31, 2008                                                   93,750,000

     The term loan C facility is payable in quarterly installments on the last day of each March, June, September and December, commencing on December 31, 2001 and continuing through and including December 31, 2007, with a final installment of all outstanding principal and interest payable on January 31, 2008 in the percentages of the maximum aggregate amount of incremental term loans C outstanding as set forth below:

TERM C REDUCTION DATE                                          REDUCTION PERCENTAGE
---------------------                                          --------------------
December 31, 2001                                                       0.25%
March 31, June 30, September 30 and December 31, 2002                   0.25%
March 31, June 30, September 30 and December 31, 2003                   0.25%
March 31, June 30, September 30 and December 31, 2004                   0.25%
March 31, June 30, September 30 and December 31, 2005                   0.25%
March 31, June 30, September 30 and December 31, 2006                   0.25%
March 31, June 30, September 30 and December 31, 2007                   0.25%
January 31, 2008                                                       93.75%

     The credit facility provides for prepayment of the loans under the following circumstances:

     - Beginning in 2002, a prepayment must be made each year in an amount equal to 75% of excess cash flow for the previous fiscal year;

     - Upon receipt of net proceeds from asset sales exceeding $2,000,000, in the aggregate, a prepayment must be made in the amount of such excess, unless Classic Cable intends to reinvest the proceeds through a permitted acquisition within six months. If so, the proceeds will be held in a cash collateral account for the six month period or until reinvested. If these proceeds are not reinvested within six months, they will be used to prepay the loans. If the amount being held in the cash collateral account ever exceeds $10,000,000, the excess will be used to prepay the loans;

     - Upon receipt of net proceeds from any sale-leaseback of tower assets made during any period in which the maximum total debt ratio is greater than 6.75:1.00, the proceeds must be used to prepay the loans;

     - Upon receipt of net proceeds from any sale-leaseback of tower assets made during any period in which the maximum total debt ratio is less than or equal to 6.75:1.00, a prepayment must be made in an amount equal to 50% of the proceeds;

     - Upon receipt of net proceeds from any equity offering, the proceeds must be used to prepay the loans to the extent they are not used to prepay subordinated notes or to finance permitted acquisitions;

     - Upon receipt of net proceeds from any debt offering, the proceeds must be used to prepay the loans;

     - Upon receipt of net proceeds in excess of $500,000 from purchase price adjustments in connection with an acquisition, a prepayment must be made in the amount of the excess; and

     - Upon receipt of proceeds exceeding $250,000, in the aggregate, from insurance, condemnation award or other compensation in respect of any casualty affecting any of Class Cable's property, a prepayment must be made in the amount of the excess to the extent the proceeds are not used for the repair or replacement of the property.

Each prepayment described above will be applied to the outstanding amounts of the term loans and the revolving loans on a pro rata basis.

     The credit facility is secured by a perfected first priority security interest in substantially all of Classic Cable's personal property, including, without limitation, the capital stock of Classic Cable's direct and indirect subsidiaries. The credit facility is unconditionally guaranteed by each

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

of Classic Cable's direct and indirect domestic subsidiaries. In addition, the credit facility will be subject to several customary negative covenants as well as financial covenants, including

     - a maximum total debt ratio,

     - a maximum senior debt ratio,

     - a minimum interest coverage ratio,

     - a pro forma debt service coverage ratio, and

     - a maximum capital expenditures amount.

     In addition, the revolving credit facility provides for the payment of an unused commitment fee based on the average daily amount of the unused revolving credit commitment. This fee is payable quarterly in arrears on the last day of each March, June, September and December, commencing on September 30, 1999. The amount of the unused commitment fee is based on the maximum total debt ratio. If this ratio is less than 5.50:1, the fee is equal to 0.375% per annum. If the ratio is more than 5.50:1, the fee is equal to 0.500% per annum.

CLASSIC CABLE'S 2009 SUBORDINATED NOTES

     A portion of the Buford acquisition price was financed by Classic Cable's issuance of $150.0 million in principal amount of 9 3/8% senior subordinated notes due 2009. These notes, which were issued pursuant to an exemption from registration under the Securities Act, were exchanged for an identical principal amount of 2009 senior subordinated notes registered under the Securities Act. The subordinated notes have the following basic terms:

Maturity......................   August 1, 2009.

Interest......................   Annual rate -- 9 3/8%.
                                 Payment frequency -- every six months on February 1 and August 1.
                                 First payment -- February 1, 2000.

Guarantors....................   The 2009 subordinated notes are guaranteed by
                                 each of Classic Cable's current and future domestic restricted subsidiaries. Each guarantor is a wholly owned subsidiary of Classic Cable. If Classic Cable cannot make payments on the notes when they are due, the guarantors must make them instead.

Ranking.......................   The 2009 subordinated notes and the subsidiary
                                 guarantees are senior subordinated debts and rank equally with Classic Cable's 2008 notes.

                                 The 2009 subordinated notes rank behind all of Classic Cable and the subsidiary guarantors' current and future indebtedness, except:

                                 - trade payables; and

                                 - indebtedness, such as the 2008 notes, that
                                   expressly provides that it is not senior to the subordinated notes and the related subsidiary guarantees.

Optional Redemption...........   On or after August 1, 2004, Classic Cable may
                                 redeem some or all of the subordinated notes at any time at the redemption prices then in effect: 12-month period beginning August 1, 2004 -- 104.688%; 2005 -- 103.125%;
                                 2006 -- 101.562%; and 2007 and
                                 thereafter -- 100.000%.

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

                                 Before August 1, 2002, Classic Cable may redeem up to 35% of the notes ever issued under the indenture with the proceeds of one or more public equity offerings by, or strategic equity investments in, Classic Cable or Classic at the redemption price of 109.375%.

Mandatory Offer to
Repurchase....................   If Classic Cable sells assets under some
                                 circumstances, or experiences specific kinds of changes of control, Classic Cable must offer to repurchase the 2009 subordinated notes at the redemption prices of 100% and 101%, respectively.

Basic Covenants of
Indenture.....................   Classic Cable issued the 2009 subordinated
                                 notes under an indenture with Chase Bank of Texas, National Association. The indenture, among other things, restricts Classic Cable's ability and the ability of its subsidiaries to:

                                 - borrow money;

                                 - pay dividends on stock or repurchase stock;

                                 - make investments;

                                 - use assets as security in other transactions;

                                 - sell certain assets or merge with or into
                                   other companies; and

                                 - engage in certain transactions with
                                   affiliates.

CLASSIC CABLE'S 2008 SUBORDINATED NOTES

     In connection with the Cable One acquisition and our recapitalization, Classic Cable issued $125.0 million in principal amount of 9 7/8% senior subordinated notes due 2008, of which $39.0 million is currently outstanding. These notes, which were issued pursuant to an exemption from registration under the Securities Act, were exchanged for an identical principal amount of 2008 senior subordinated notes registered under the Securities Act. The 2008 subordinated notes have the following basic terms:

Maturity...................  August 1, 2008.

Interest...................  Annual rate -- 9 7/8%.
                             Payment frequency -- every six months on February 1 and August 1.
                             First payment -- February 1, 1999.

Guarantors.................  All of Classic Cable's wholly-owned subsidiaries.

Optional Redemption........  Classic Cable may not redeem the notes prior to
                             August 1, 2003. After August 1, 2003, Classic Cable may redeem any amount of the notes at any time at the respective redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to August 1, 2001, Classic Cable may redeem up to 35% of the original aggregate principal amount of the notes with the cash proceeds of one or more equity offerings or a strategic equity investment. Should Classic Cable do so, it would be required to pay a redemption price equal to 109.875% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption. Classic Cable would still be required to keep at least 65% of the original aggregate

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

                             principal amount of the notes outstanding after such a redemption.

Change of Control..........  Upon the occurrence of a change of control, the holders of the notes have the right to require Classic Cable to repurchase the notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. In addition, upon the occurrence of a change of control, Classic Cable will have the option to redeem the notes prior to August 1, 2003, at the respective redemption price.

                             On July 28, 1999, a change of control of Classic occurred. Accordingly, Classic Cable offered to repurchase all outstanding notes at a price equal to 101% of the original aggregate principal amount together with accrued and unpaid interest to the date of repurchase. As a result of this offer, which closed on September 9, 1999, we purchased $86.0 million in principal amount of the notes.

Ranking....................  The notes are unsecured and are subordinated to all existing and future senior indebtedness of Classic Cable. The notes rank without preference with all existing and future senior subordinated indebtedness of Classic Cable.

Guarantees.................  The guarantees are general unsecured obligations of the subsidiary guarantors and are subordinated in right of payment to all existing and future guarantor senior indebtedness. The guarantees are joint and several.

Restrictive Covenants......  The indenture under which the notes were issued limits:

                             - the incurrence of additional indebtedness by
                               Classic Cable and its subsidiaries;

                             - the making of restricted payments;

                             - the payment of dividends on, and redemption of,
                               Classic Cable's capital stock and Classic Cable's subsidiaries' capital stock and the redemption of Classic Cable's and Classic Cable's subsidiaries' subordinated obligations;

                             - sales of assets;

                             - transactions with affiliates; and

                             - liens.

                             In addition, the indenture limits Classic Cable's ability to engage in consolidations, mergers and transfers of substantially all of its assets and also contains certain restrictions on distributions from its subsidiaries. All of these limitations and prohibitions are subject to a number of important qualifications and exceptions.

CLASSIC 2009 SENIOR DISCOUNT NOTES

     In connection with the Cable One acquisition and our recapitalization, we issued $114,000,000 in principal amount of 13 1/4% senior discount notes due 2009. These notes, which were issued pursuant to an exemption from registration under the Securities Act, were

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

exchanged for an identical principal amount of 2009 senior discount notes registered under the Securities Act. The 2009 senior discount notes have the following basic terms:

Maturity...................  August 1, 2009.

Interest...................  Annual rate -- 13 1/4%.
                             Payment frequency -- every six months on February 1 and August 1.
                             First payment -- February 1, 2004.

Optional Redemption........  With exceptions, we may not redeem the notes prior to August 1, 2003. After August 1, 2003, we may redeem any amount of the notes at any time at the respective redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to August 1, 2001, we may redeem all of the original aggregate principal amount of the notes with the cash proceeds of one or more equity offerings or a strategic equity investment. Should we do so, we would be required to pay a redemption price equal to 113.25% of the accreted value of the notes to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control..........  Upon the occurrence of a change of control, the holders of the notes have the right to require us to repurchase the notes at a price equal to 101% of the accreted value of the notes, together with accrued and unpaid interest, if any, to the date of repurchase.

                             On July 28, 1999, a change of control of Classic occurred. Accordingly, Classic offered to repurchase all outstanding notes at a price equal to 101% of the original aggregate principal amount together with accrued and unpaid interest, if any, to the date of repurchase. This offer expired on September 1, 1999. No notes were redeemed.

Ranking....................  The notes will be unsecured and will rank without preference with all existing and future unsecured indebtedness of Classic, and senior to all future subordinated indebtedness of Classic. The notes will also be subordinate to all existing and future liabilities of Classic's subsidiaries.

Restrictive Covenants......  The indenture under which the notes were issued limits:

                             - the incurrence of additional indebtedness by us
                               and our subsidiaries;

                             - the payment of dividends on, and redemption of,
                               our capital stock and our subsidiaries' capital stock and the redemption of our and our subsidiaries' subordinated obligations;

                             - investments;

                             - sales of assets and subsidiary stock;

                             - transactions with affiliates;

                             - sale and leaseback transactions; and

                             - liens.

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

                             In addition, the indenture limits our ability to engage in consolidations, mergers and transfers of substantially all of our assets and also contains certain restrictions on distributions from our subsidiaries. All of these limitations and prohibitions are subject to a number of important qualifications and exceptions.

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

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock will consist of: (1) 120,000,000 shares of Class A common stock, $.01 par value per share, (2) 15,000,000 shares of Class B common stock, $.01 par value per share, (3) 5,000,000 shares of nonvoting common stock, $.01 par value per share, and (4) 10,000,000 shares of preferred stock, $.01 par value per share, issuable in series. Set forth below is a summary description of all the material terms of our capital stock. Such description is qualified in its entirety by reference to our certificate of incorporation and by-laws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     There are      shares of Class A common stock being offered through this
prospectus,
if the underwriters' option to purchase additional shares is exercised, and shares are reserved for issuance upon possible conversion of Class B common stock and nonvoting common stock into Class A common stock (assuming exercise of outstanding warrants). Upon completion of this offering there will
be      shares of Class B common stock outstanding.

     VOTING. The holders of Class A common stock and Class B common stock will generally vote as a single class on all matters upon which stockholders have a right to vote, subject to the requirements of the applicable laws and the rights of any series of preferred stock or common stock to a separate class vote. Each stockholder is entitled to one vote for each share of Class A common stock held and each stockholder is entitled to ten votes for each share of Class B common stock held. Holders of the majority of the Class A common stock and the Class B common stock, voting as a single class, will have the right to increase or decrease the amount of our authorized capital stock without a separate class vote of the class of capital stock to be increased or decreased. In no event, however, may such stockholders vote to decrease a class of capital stock below the number of shares outstanding of such class. Holders of nonvoting common stock will have no right to vote on any matter, except as may be required by law. If required by law, the holders of nonvoting common stock will each have one vote for each share of nonvoting common stock held.

     DIVIDENDS AND OTHER DISTRIBUTIONS. The holders of Class A common stock, Class B common stock and nonvoting common stock will be entitled to equal dividends on a per share basis when declared by the board of directors, except that all dividends payable in common stock will be paid in the form of Class A common stock to holders of Class A common stock, in the form of Class B common stock to holders of Class B common stock and in the form of nonvoting common stock or Class A common stock to holders of nonvoting common stock. No shares of any class of common stock may be split, divided or combined unless the outstanding shares of the other classes are also proportionally split, divided or combined.

     If Classic is liquidated or wound up, subject to the rights of the holders of Preferred Stock, our remaining assets will be distributed pro rata, on an equal per share basis, to holders of all three classes of common stock.

     MERGER. In the event of a merger, the holders of Class A common, Class B common stock and nonvoting common stock will be entitled to receive the same per share consideration, if any, except that if such consideration includes voting securities (or the right to acquire voting securities or securities exchangeable for or convertible into voting securities), we may (but are not required to) provide for the holders of Class B common stock to receive consideration entitling them to ten times the number of votes per share as the consideration being received by holders of the Class A common stock and provide for the holders of nonvoting common stock to receive shares of the voting securities to be received by the holders of Class B common stock.
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

     CONVERSION OF CLASS B COMMON STOCK TO CLASS A COMMON STOCK. Shares of Class B common stock will be converted into shares of Class A common stock on a one-for-one basis (1) at the option of the holder at any time, (2) upon transfer to a person or entity which is not a Permitted Transferee, as defined in our certificate of incorporation, (3) on the date that Brera Classic or its Permitted Transferees elect to convert all of the Class B common stock they hold into Class A common stock, (4) on the first date that the number of shares of Class B common stock outstanding is less than 5% of the then outstanding shares of common stock (without regard to voting rights).

     Permitted Transferees include:

          (1) any "Initial Holder", as defined in the certificate of incorporation;

          (2) the spouse of an Initial Holder referred to in the foregoing clause (1), any Descendant or Ancestor of such an Initial Holder, each as defined in the certificate of incorporation, and the spouse of any Descendant of such an Initial Holder;

          (3) a Permitted Trust, as defined in the certificate of incorporation;

          (4) a Permitted Charitable Foundation, as defined in the certificate of incorporation; or

          (5) an Affiliate of an Initial Holder, as defined in the certificate of incorporation.

     The term "Initial Holder" includes:

          (1) each person or entity in whose name one or more shares of Class B common stock are registered upon the completion of this offering, or the effective time;

          (2) each holder of nonvoting common stock at the effective time in whose name one or more shares of Class B common stock become registered in the event of a conversion of nonvoting common stock to Class B common stock pursuant to the certificate of incorporation with such time being referred to as the nonvoting conversion time;

          (3) each joint owner of a share of Class B common stock at the effective time or at the nonvoting conversion time;

          (4) each minor who is the beneficiary at the effective time or at the nonvoting conversion time of a Uniform Gifts to Minors Act account under which the custodian, in such capacity, is an Initial Holder;

          (5) the settlor of any trust which is an Initial Holder or any beneficiary at the effective time or at the nonvoting conversion time of any irrevocable trust which is an Initial Holder; and

          (6) each record holder of options or warrants to purchase Class B common stock or nonvoting common stock at the effective time in whose name one or more shares of Class B common stock or nonvoting common stock, as applicable, become registered upon exercise of such warrants or options.

     A person or entity will cease to be an Initial Holder once that person or entity no longer holds of record or beneficially any Class B common stock or warrants and options as described above. For purposes of the definition of "Initial Holder", if any shares of Class B common stock are registered in the name of a nominee at the effective time or at the nonvoting conversion time, such shares shall be deemed to be registered in the name of the person or entity for whom such nominee is acting.

     CONVERSION OF NONVOTING COMMON STOCK TO VOTING COMMON STOCK. Except when inconsistent with any law or regulation relating to our ownership or control with respect to the holder, shares of nonvoting common stock of a holder will be convertible into shares of Class B common stock on a one-for-one basis at the option of such holder at any time. However, shares of nonvoting common stock will not be convertible into shares of Class B common stock on or after the earliest of (1) transfer to a person or entity which is not a Permitted Transferee, (2) the date that Brera Classic or its Permitted Transferee, elects to convert all of the Class B common stock held by it and its Permitted Transferees into Class A common stock, (3) the first date on which the number of shares of Class B common stock outstanding is less than 5% of the then outstanding shares of common stock (calculated without regard to the difference in voting rights between the classes of common stock). Except when inconsistent with any law or regulation relating to our ownership or control with respect to the holder, nonvoting common stock will be convertible into Class A common stock on a one-for-one basis at the option of the holder at any time.

     PREEMPTIVE RIGHTS. The holders of our shares of capital stock will not have any preemptive rights to any outstanding or newly issued shares of capital stock.

WARRANTS

     As of September 30, 1999, we had warrants outstanding to purchase 152,418 shares of Class B common stock and 183,435 shares of nonvoting common stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is Chase Bank of Texas, N.A.

PREFERRED STOCK

     Pursuant to our certificate of incorporation, we may issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors has the authority, without any vote or action by our stockholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Upon the completion of this offering, there will be no shares of preferred stock outstanding. The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock. We currently have no plans to issue any shares of preferred stock. See "-- Certain Anti-Takeover Matters -- Authorized but Unissued Shares."

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

     Our certificate of incorporation and by-laws provide for indemnification of our directors and officers to the fullest extent authorized or permitted by law. As a result, we have eliminated the personal liability of directors for monetary damages resulting from breaches of fiduciary duties. We have indemnification agreements with each individual director, and we have insurance that provides indemnification for our directors, officers and certain other employees for certain liabilities. We believe that these indemnification provisions, individual agreements and insurance are necessary to attract and retain qualified directors and officers.

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

     The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the cost of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

     No litigation or proceeding is now pending that involves any of our directors, officers or employees for which indemnification is or has been sought. We are also unaware of any threatened litigation that could result in claims for indemnification.

CERTAIN ANTI-TAKEOVER MATTERS

  CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     Our certificate of incorporation and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include high vote Class B common stock, a classified board, an advance notice requirement for director nominations and actions to be taken at annual meetings of stockholders, and the availability of authorized but unissued blank check preferred stock.

CLASS B VOTING COMMON STOCK

     We have three classes of common stock -- Class A common stock, which carries one vote per share, Class B common stock, which carries ten votes per share, and nonvoting common stock, which carries no votes per share. Upon completion of this offering, holders of Class B common stock will control
approximately    % of the voting power of our outstanding common stock. See
"Risk Factors -- Brera Classic has the ability to control matters on which Classic's stockholders may vote."

  CLASSIFIED BOARD OF DIRECTORS

     Our certificate of incorporation establishes a classified board of directors. The board will be divided into three classes of approximately equal size, with directors for terms expiring in 2000 (Class I), 2001 (Class II) and 2002 (Class III). Afterwards, subject to the right of holders of any series of preferred stock to elect directors, stockholders will elect one class constituting approximately one-third of the board for a three-year term at each annual meeting of stockholders. See "Management -- Election of Directors and Appointment of Executive Officers." As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the board. The classification of directors will make it more difficult to change the composition of the board of directors and will instead promote a continuity of existing management.

  SELECTED AMENDED CERTIFICATE OF INCORPORATION AND AMENDED BY-LAW PROVISIONS

     Our by-laws provide that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds of our total outstanding Class A common stock and Class B common stock. Subject to the terms of any series of preferred stock, vacancies on our board of directors, including those resulting from an increase in the number of directors, may be filled only by the remaining directors, not by stockholders.

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     Any action required or permitted to be taken by our stockholders may be effected only at an annual or special meeting of stockholders and will not be permitted to be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders may be called by the chairman of our board of directors or a majority of our board. Stockholders will not be permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

     There are provisions contained in our certificate of incorporation, including those relating to the size and classification of the board of directors, the removal of directors, the prohibition on action by written consent and the calling of special meetings, which may only be amended by the affirmative vote of the holders of at least two-thirds of our total outstanding common stock. In addition, our certificate of incorporation provides that our amended by-laws may only be amended by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock or by a majority vote of the members of the board of directors in office.

     Our by-laws require advance notice procedures be followed with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of stockholders. These procedures provide that notice of these stockholder proposals must be timely given in writing to our corporate Secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, and with respect to the annual meeting of stockholders for the year 2000, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the earlier of the day on which notice of the day of the annual meeting was mailed or public disclosure of the date of the annual meeting was made. The advance notice requirement does not give our board of directors any power to approve or disapprove stockholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

  DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporation Law prohibits certain "business combination" transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date on which such stockholder became an interested stockholder, unless (1) the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or
(3) on or subsequent to the consummation date, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder. Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

  AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

     Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock, none of which has been issued. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or discourage an attempt to obtain control over us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to our board of directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights, of stockholders including voting rights in the event a particular series of preferred stock is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by certain stockholders. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless required by law.

REGISTRATION RIGHTS

     Prior to the completion of this offering, we will amend our registration rights agreement with the holders of our Class B common stock and nonvoting common stock to provide that these holders will have the right to cause us to register the shares of Class A common stock issued to them upon conversion of their shares of Class B common stock and nonvoting common stock.

     This registration rights agreement will provide that each eligible holder will be entitled to "piggyback" registration rights obligating us, subject to specified limitations, to register their shares of Class A common stock on registration statements filed by us. If, in an underwritten offering where eligible holders have "piggyback" registration rights, the underwriters determine that the total amount of securities that we and the eligible holders propose to include exceeds the number which can be sold in the offering so as to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for our common stock, some eligible holders will be given priority "piggyback" registration rights in the initial public offering and in the first secondary offering of our Class A common stock. Pursuant to these rights, after 100% of the securities we propose to offer are accounted for, BT Capital Partners, Inc., Union Bancal Venture Corporation, Austin Ventures, L.P. and certain affiliates, Texas Growth Fund and BA Capital Company, L.P., as a group, will have the right to sell two-thirds of the remaining total amount of securities to be sold, and Brera Classic and Messrs. Belisle and Seach, as a group, will have the right to sell one-third of the remaining total amount of securities to be sold. These holders may also exercise their demand rights obligating us, subject to specified limitations, to register their shares of Class A common stock, provided that the amount of shares subject to each demand has a market value equal to or more than $10,000,000. If, in an underwritten demand registration, the underwriters determine that the total amount of securities that the eligible holders propose to include exceeds the number which can be sold in the offering so as to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for our Class A common stock, some eligible holders will be given priority registration rights in the initial public offering of our Class A common stock, if a demand registration, and in the first subsequent demand registration. Pursuant to these rights, after 100% of the securities we propose to offer are accounted for, BT Capital Partners, Inc., Union Bancal Venture Corporation, Austin Ventures, L.P. and certain affiliates, Texas Growth Fund and BA Capital Company, L.P., as a group, will have the right to sell two-thirds of the remaining total amount of securities to be sold, and Brera Classic and Messrs. Belisle and Seach, as a group, will have the right to sell one-third of the remaining total amount of securities to be sold. We are obligated to pay the costs associated with all such registrations.

     Immediately following the offering, all shares of Class A common stock issuable upon conversion of outstanding Class B common stock and nonvoting common stock will be subject to the registration rights described above.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our Class A common stock. We cannot predict the effect, if any, that sales or shares or the availability of shares for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our Class A common stock. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of
            shares of our common stock, consisting of           shares of Class
A common stock,           shares of Class B common stock and           shares of
nonvoting common stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares of Class A common stock outstanding as a result of the conversion of
shares of Class B common stock held by affiliates of ours, representing      %
of the outstanding common stock upon completion of the offering, will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

     As a result of the contractual restrictions described below and the provisions of Rule 144, the restricted securities will be available for sale in the public market subject to the volume limitations and other conditions of Rule
144. Some of the restricted securities could be available for resale immediately upon the expiration of the 180-day lock-up period.

LOCK-UP AGREEMENTS

     All of our officers and approximately      % of our stockholders have
signed lock-up agreements and are parties to a registration rights agreement whereby they agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock, for a period of 180 days after the effective date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of Class A common stock then outstanding,
       which will equal approximately           shares immediately after this
       offering; or

     - the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of such shares, or the perception that sales will be made, could adversely effect the price of our Class A common stock after this offering because a greater supply of shares would be perceived to be available for sale in the public market.

STOCK OPTIONS

     Our board of directors has approved the Omnibus Stock Incentive Plan to distribute stock options and other purchase rights to certain of our employees. We believe the plan will enable us to attract and retain highly qualified personnel who will contribute to our success and the success of our stockholders. In addition, we granted stock options in August 1999 to purchase approximately 1,000,000 shares of our Class A common stock at an exercise price of $20 per share to several officers and key employees.

     Immediately following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of Class A common stock reserved for issuance under the plan and the August stock option grants. The registration statement will become effective
automatically upon filing, at which time options to purchase           shares of
Class A common stock will be issued and outstanding, of which no shares will be vested. Accordingly, shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire. Exercise of options under the plan and the August stock option grants may dilute the percentage of ownership held by the existing stockholders. See "Description of Capital Stock -- Registration Rights."

     Upon completion of this offering, options to purchase           shares of
Class B common stock will be issued and outstanding, of which        shares will
have vested. An aggregate of             of the shares of Class B common stock
issuable upon exercise of these options will be subject to the registration rights agreement described under the caption "Description of Capital
Stock -- Registration Rights."

WARRANTS

     As of September 30, 1999, we had warrants outstanding to purchase 152,418 shares of Class B common stock and 183,435 shares of nonvoting common stock.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of our Class B common stock and nonvoting common stock are entitled to require that we register the shares of Class A common stock into which their shares of Class B common stock are convertible. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our Class A common stock. See "Description of Capital Stock -- Registration Rights".

             IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                           NON-UNITED STATES HOLDERS

     This is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of our Class A common stock by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A holder of our Class A common stock who is not a U.S. person is a non-U.S. holder. We assume in this discussion that you will hold our Class A common stock issued pursuant to the offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our Class A common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our Class A common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a U.S. person means any one of the following:

     - a citizen or resident of the U.S.

     - a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.

     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

     - a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust

DIVIDENDS

     Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business of the U.S. by the non-U.S. holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

     Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide certification as to that non-U.S. holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

     A non-U.S. holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our Class A common stock unless any one of the following is true:

     - the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder
     - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met
     - the non-U.S. holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain U.S. expatriates
     - we are or have been during certain periods a "United States real property holding corporation" for U.S. federal income tax purposes

     If we are or have been a United States real property holding corporation, a non-U.S. holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our Class A common stock provided that:

     - the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding Class A common stock and
     - our Class A common stock is and continues to be regularly traded on an established securities market for U.S. federal income tax purposes.

     We believe that our Class A common stock will be regularly traded on an established securities market for this purpose in any year in which it is listed on the Nasdaq National Market.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our Class A common stock as well as to a withholding tax, generally at a rate of 10% of the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder's U.S. federal income tax liability.

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

     Our Class A common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a county in which the non-U.S. holder resides.

     Under current U.S. Treasury regulations, U.S. information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our Class A common stock to a non-U.S. holder at an address outside the U.S. Payments of the proceeds of a sale or other taxable disposition of our Class A common stock by a U.S. office of a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our Class A common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S. unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise established an exemption.

     Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

     The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered hereby will be passed upon by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The financial statements of Classic Communications, Inc. as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 as well as the financial statements of Star Cable Associates as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the year ended December 31, 1996, as set forth in their report. We have included our 1996 financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The consolidated financial statements of Buford Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In September 1999, we decided to replace Ernst & Young LLP with PricewaterhouseCoopers LLP as our independent public accountants to audit our financial statements for the years ended December 31, 1997 and December 31, 1998. The decision to change independent public accountants from Ernst & Young LLP to PricewaterhouseCoopers LLP was approved by our board of directors.

     We believe, and have been advised by Ernst & Young LLP that it concurs with such belief, that, for the years ended December 31, 1997 and December 31, 1998, we and Ernst & Young LLP did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Ernst & Young LLP would have caused it to make reference in connection with its report on our financial statements to the subject matter of the disagreement.

     The report of Ernst & Young LLP on our financial statements for the years ended December 31, 1997 and December 31, 1998 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During that period there were no "reportable events" within the meaning of Item 304(a)(l)(v) of regulation S-K promulgated under the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934. We are required to file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these reports, statements and other information that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     We have filed a registration statement on Form S-1 to register with the SEC the Class A common stock. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CLASSIC COMMUNICATIONS, INC.
  Audited Annual Financial Statements
     Report of Independent Accountants......................    F-2
     Report of Independent Auditors.........................    F-3
     Consolidated Balance Sheets as of December 31, 1998 and
      1997..................................................    F-4
     Consolidated Statements of Operations for the years
      ended December 31, 1998, 1997, and 1996...............    F-5
     Consolidated Statements of Stockholders' Deficit for
      the years ended December 31, 1998, 1997, and 1996.....    F-6
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1998, 1997, and 1996...............    F-7
     Notes to Consolidated Financial Statements.............    F-8
  Unaudited Interim Financial Statements
     Unaudited Consolidated Balance Sheets as of June 30,
      1999..................................................   F-22
     Unaudited Consolidated Statements of Operations for the
      six months ended June 30, 1999 and 1998...............   F-23
     Unaudited Consolidated Statements of Cash Flows for the
      six months ended June 30, 1999 and 1998...............   F-24
     Notes to Unaudited Consolidated Financial Statements...   F-25

BUFORD GROUP, INC.
  Audited Annual Financial Statements
     Independent Auditors' Report...........................   F-29
     Consolidated Balance Sheets as of December 31, 1998 and
      1997..................................................   F-30
     Consolidated Statements of Operations for the years
      ended December 31, 1998, 1997, and 1996...............   F-31
     Consolidated Statements of Stockholders' Equity for the
      years ended December 31, 1998, 1997, and 1996.........   F-32
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1998, 1997, and 1996...............   F-33
     Notes to Consolidated Financial Statements.............   F-34
  Unaudited Interim Financial Statements
     Unaudited Condensed Consolidated Balance Sheet as of
      June 30, 1999.........................................   F-42
     Unaudited Condensed Consolidated Statements of
      Operations for the six months ended June 30, 1999 and
      1998..................................................   F-43
     Unaudited Condensed Consolidated Statements of Cash
      Flows for the six months ended June 30, 1999 and
      1998..................................................   F-44
     Notes to Unaudited Condensed Consolidated Financial
      Statements............................................   F-45

STAR CABLE ASSOCIATES
  Audited Annual Financial Statements
     Report of Independent Accountants......................   F-47
     Balance Sheets as of December 31, 1998 and 1997........   F-48
     Statements of Operations and Changes in Partners'
      Capital (Deficiency) for the years ended December 31,
      1998, 1997, and 1996..................................   F-49
     Statements of Cash Flows for the years ended December
      31, 1998, 1997, and 1996..............................   F-50
     Notes to the Financial Statements......................   F-51
  Unaudited Interim Financial Statements
     Unaudited Condensed Balance Sheets as of June 30,
      1999..................................................   F-59
     Unaudited Condensed Statement of Operations and Changes
      in Partners' Capital (Deficiency) for the six months
      ended June 30, 1999 and 1998..........................   F-60
     Unaudited Condensed Statements of Cash Flows for the
      six months ended June 30, 1999 and 1998...............   F-61
     Notes to the Condensed Financial Statements
      (Unaudited)...........................................   F-62

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Classic Communications, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Classic Communications, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Austin, Texas
October 14, 1999

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Classic Communications, Inc.

     We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows of Classic Communications, Inc. and its subsidiaries (the "Company") for the year ended December 31, 1996. Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement (insofar as it relates to the statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1996). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Classic Communications, Inc. and its subsidiaries for the year ended December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  ERNST & YOUNG LLP

Austin, Texas
March 30, 1999

                          CLASSIC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                  DECEMBER 31
                                                              -------------------
                                                                1998       1997
                                                                ----       ----
                                                                (IN THOUSANDS)
Cash and cash equivalents...................................  $  2,779   $    616
Accounts receivable, net....................................     5,474      4,519
Prepaid expenses............................................       424        607
Property, plant and equipment...............................   127,169     96,850
Less accumulated depreciation...............................   (39,977)   (28,211)
                                                              --------   --------
                                                                87,192     68,639
Deferred financing costs, net...............................     8,919      4,494
Intangible assets:
  Subscriber relationships..................................    95,180     82,364
  Franchise rights..........................................    71,464     59,149
  Noncompete agreements.....................................     8,425     12,104
  Goodwill..................................................    40,435     39,695
  Other.....................................................       140        228
                                                              --------   --------
                                                               215,644    193,540
  Less accumulated amortization.............................   (65,828)   (52,253)
                                                              --------   --------
                                                               149,816    141,287
                                                              --------   --------
        Total assets........................................  $254,604   $220,162
                                                              --------   --------

        LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $    647   $    772
  Subscriber deposits and unearned income...................     4,846      3,507
  Other accrued expenses....................................     6,106      5,922
  Accrued interest..........................................     5,883      1,534
  Long-term debt............................................   282,842    187,967
  Subordinated debt -- affiliates...........................        --      4,023
  Deferred taxes, net.......................................     1,068      2,918
                                                              --------   --------
        Total liabilities...................................   301,392    206,643
Commitments and Contingencies
15% PIK Redeemable Senior Preferred Stock: $.01 par value;
  redemption price -- $1,000 per share plus accrued and
  unpaid dividends (1998 -- none; 1997 -- $1,880,159);
  1998 -- 20,000 shares authorized, none issued and
  outstanding; 1997 -- 20,000 shares authorized, 5,000
  issued and outstanding at net issue price plus accrued PIK
  stock dividends of 1,880 shares...........................        --      5,978
15% PIK Redeemable Junior Preferred Stock: $.01 par value;
  redemption price -- $1,000 per share plus accrued and
  unpaid dividends (1998 -- none; 1997 -- $5,585,969);
  1998 -- 35,000 shares authorized, none issued and
  outstanding; 1997 -- 35,000 shares authorized, 14,815
  issued and outstanding at net issue price plus accrued PIK
  stock dividends of 5,586 shares...........................        --     19,435
8% PIK Cumulative Redeemable Preferred Stock, Series A of
  Television Enterprises, Inc. (a subsidiary): no par value;
  redemption price -- $100 per share plus accrued and unpaid dividends (1998 -- none; 1997 -- $25,548); 1998 -- 12,670
  shares authorized, none issued and outstanding;
  1997 -- 12,670 shares authorized, issued and outstanding
  at net issue price........................................        --      1,292
Stockholders' deficit:
  Common Stock, Voting, convertible to Nonvoting Common
    Stock: $.01 par value; 1998 -- 5,442,000 shares
    authorized, 1,720,608 issued and outstanding;
    1997 -- 3,142,922 authorized, 621,532 issued and
    outstanding.............................................        17          6
  Common Stock, Nonvoting, convertible to Voting Common
    Stock: $.01 par value; 1998 -- 4,503,000 shares
    authorized, 1,528,261 issued and outstanding;
    1997 -- 2,600,108 authorized, 2,185,532 issued and
    outstanding.............................................        15         22
  Additional paid-in capital................................    30,464     33,405
  Unearned compensation.....................................    (1,920)    (2,118)
  Accumulated deficit.......................................   (75,364)   (44,501)
                                                              --------   --------
        Total stockholders' deficit.........................   (46,788)   (13,186)
                                                              --------   --------
        Total liabilities, redeemable preferred stock and
        stockholders' deficit...............................  $254,604   $220,162
                                                              ========   ========

                            See accompanying notes.

                          CLASSIC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31
                                                               -----------------------
                                                              1998       1997       1996
                                                              ----       ----       ----
Revenues..................................................  $ 69,802   $ 60,995   $ 59,821
Operating expenses:
  Programming.............................................    17,840     14,916     15,106
  Plant and operating.....................................     8,437      7,622      7,308
  General and administrative..............................    11,295      9,257      8,688
  Marketing and advertising...............................       850        438        238
  Corporate overhead......................................     3,648      4,322      2,213
  Depreciation and amortization...........................    30,531     27,832     27,510
                                                            --------   --------   --------
          Total operating expenses........................    72,601     64,387     61,063
                                                            --------   --------   --------
Loss from operations......................................    (2,799)    (3,392)    (1,242)
Interest expense..........................................   (24,442)   (21,299)   (20,633)
Gain on sale of cable system..............................        --      3,644      4,901
Write-off of abandoned telephone operations and accrual of
  related costs...........................................      (220)      (500)    (2,994)
Other income..............................................       192         71         --
                                                            --------   --------   --------
Loss before income taxes and extraordinary item...........   (27,269)   (21,476)   (19,968)
Income tax benefit........................................     1,930      7,347      6,802
                                                            --------   --------   --------
Loss before extraordinary item............................   (25,339)   (14,129)   (13,166)
Extraordinary loss on extinguishment of debt..............    (5,524)        --         --
                                                            --------   --------   --------
          Net loss........................................  $(30,863)  $(14,129)  $(13,166)
                                                            ========   ========   ========
Loss applicable to common stockholders....................  $(35,274)  $(18,209)  $(16,734)
                                                            ========   ========   ========
Basic and diluted loss per share:
Loss per share applicable to common stockholders before
  extraordinary item......................................  $ (11.43)  $  (7.53)  $  (7.30)
Extraordinary loss on extinguishment of debt..............     (2.12)        --         --
                                                            --------   --------   --------
Loss per share applicable to common stockholders..........  $ (13.55)  $  (7.53)  $  (7.30)
                                                            ========   ========   ========

                            See accompanying notes.

                          CLASSIC COMMUNICATIONS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                 VOTING             NONVOTING          COMMON STOCK
                              COMMON STOCK         COMMON STOCK          CLASS A
                           ------------------   ------------------   ----------------   ADDITIONAL
                            SHARES               SHARES              SHARES              PAID-IN     ACCUMULATED     UNEARNED
                            ISSUED     AMOUNT    ISSUED     AMOUNT   ISSUED    AMOUNT    CAPITAL       DEFICIT     COMPENSATION
                            ------     ------    ------     ------   ------    ------   ----------   -----------   ------------
Balance at December 31,
 1995....................    646,901    $ 6     1,642,537    $17      10,075    $ --     $36,909      $(17,206)      $     --
 Conversion of common
   stock.................   (542,995)    (5)      542,995      5          --      --          --            --             --
Restricted stock awards..    258,813      3            --     --          --      --       4,231            --         (4,234)
 Stock exchange..........    258,813      2            --     --     (10,075)     --          (2)           --             --
 Compensation on
   restricted stock......         --     --            --     --          --      --          --            --          1,058
 Expenses related to
   equity transactions...         --     --            --     --          --      --         (85)           --             --
 Accretion of discount on
   preferred stock.......         --     --            --     --          --      --        (237)           --             --
 Dividends on preferred
   stock.................         --     --            --     --          --      --      (3,331)           --             --
 Net loss................         --     --            --     --          --      --          --       (13,166)            --
                           ---------    ---     ---------    ---     -------    ----     -------      --------       --------
Balance at December 31,
 1996....................    621,532      6     2,185,532     22          --      --      37,485       (30,372)        (3,176)
 Compensation on
   restricted stock......         --     --            --     --          --      --          --            --          1,058
 Accretion of discount on
   preferred stock.......         --     --            --     --          --      --        (237)           --             --
 Dividends on preferred
   stock.................         --     --            --     --          --      --      (3,843)           --             --
 Net loss................         --     --            --     --          --      --          --       (14,129)            --
                           ---------    ---     ---------    ---     -------    ----     -------      --------       --------
Balance at December 31,
 1997....................    621,532      6     2,185,532     22          --      --      33,405       (44,501)        (2,118)
 Issuance of common
   stock.................    355,258      4            --     --          --      --       1,336            --             --
 Conversion of common
   stock.................    657,271      6      (657,271)    (6)         --      --          --            --             --
 Compensation on
   restricted stock......         --     --            --     --          --      --          --            --          1,108
 Exchange of restricted
   common stock..........    188,085      2            --     --          --      --       1,122            --         (1,124)
 Repurchase and
   cancellation of
   treasury stock........   (101,538)    (1)           --     --          --      --        (987)           --            214
 Accretion of discount on
   preferred stock.......         --     --            --     --          --      --      (1,869)           --             --
 Dividends on preferred
   stock.................         --     --            --     --          --      --      (2,542)           --             --
 Net loss................         --     --            --     --          --      --          --       (30,863)            --
 Other...................         --     --            --     (1)         --      --          (1)           --             --
                           ---------    ---     ---------    ---     -------    ----     -------      --------       --------
Balance at December 31,
 1998....................  1,720,608    $17     1,528,261    $15          --    $ --     $30,464      $(75,364)        (1,920)
                           =========    ===     =========    ===     =======    ====     =======      ========       ========


                               TOTAL
                           STOCKHOLDERS'
                              EQUITY
                             (DEFICIT)
                           -------------
Balance at December 31,
 1995....................    $ 19,726
 Conversion of common
   stock.................          --
Restricted stock awards..          --
 Stock exchange..........          --
 Compensation on
   restricted stock......       1,058
 Expenses related to
   equity transactions...         (85)
 Accretion of discount on
   preferred stock.......        (237)
 Dividends on preferred
   stock.................      (3,331)
 Net loss................     (13,166)
                             --------
Balance at December 31,
 1996....................       3,965
 Compensation on
   restricted stock......       1,058
 Accretion of discount on
   preferred stock.......        (237)
 Dividends on preferred
   stock.................      (3,843)
 Net loss................     (14,129)
                             --------
Balance at December 31,
 1997....................     (13,186)
 Issuance of common
   stock.................       1,340
 Conversion of common
   stock.................          --
 Compensation on
   restricted stock......       1,108
 Exchange of restricted
   common stock..........          --
 Repurchase and
   cancellation of
   treasury stock........        (774)
 Accretion of discount on
   preferred stock.......      (1,869)
 Dividends on preferred
   stock.................      (2,542)
 Net loss................     (30,863)
 Other...................          (2)
                             --------
Balance at December 31,
 1998....................    $(46,788)
                             ========

                            See accompanying notes.

                          CLASSIC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31
                                                           -------------------------------
                                                             1998        1997       1996
                                                             ----        ----       ----
OPERATING ACTIVITIES
Net loss.................................................  $ (30,863)  $(14,129)  $(13,166)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Provision for bad debts................................        971      1,248      1,491
  Depreciation...........................................     12,041     10,285      9,491
  Amortization of intangibles............................     18,352     17,547     18,019
  Amortization of deferred financing costs...............      1,181      1,373      1,491
  Discount accretion on bank debt........................      3,589        457        490
  PIK interest on senior subordinated promissory Notes...        435        517        446
  Gain on sales of cable systems.........................         --     (3,644)    (4,901)
  Non-cash compensation..................................      1,108      1,058      1,058
  Deferred tax benefit...................................     (1,850)    (7,593)    (6,804)
  Extraordinary loss.....................................      5,524         --         --
  Changes in working capital, net of acquisition amounts:
     Change in accounts receivable.......................     (1,841)      (321)    (3,952)
     Change in prepaids and other assets.................        166        126        754
     Change in other accruals and payables...............      1,100        413      2,685
     Change in accrued interest..........................      4,349        555        831
                                                           ---------   --------   --------
Net cash provided by operating activities................     14,262      7,892      7,933
INVESTING ACTIVITIES
Acquisition of cable television systems..................    (43,486)        --       (367)
Purchases of property, plant and equipment...............    (13,759)   (10,135)    (8,212)
Payments for other intangibles...........................         --       (323)      (467)
Net proceeds from sale of cable systems..................         --      6,189     12,433
Net proceeds from litigation settlement..................         --      2,928         --
                                                           ---------   --------   --------
Net cash provided by (used in) investing activities......    (57,245)    (1,341)     3,387
FINANCING ACTIVITIES
Proceeds from long-term debt.............................    281,208        759      2,208
Repayments of long-term debt.............................   (190,308)    (7,246)   (13,345)
Repayments of subordinated indebtedness..................     (4,458)        --         --
Repayment of promissory notes............................       (650)        --         --
Financing costs..........................................     (9,455)        --       (232)
Redemption of preferred stock............................    (31,023)        --         --
Cash dividends paid on preferred stock...................        (93)      (101)      (101)
Sales of common stock....................................         50         --        (85)
Repurchase of common stock...............................       (125)        --         --
Purchase of subsidiary stock.............................         --         --       (600)
                                                           ---------   --------   --------
Net cash provided by (used in) financing activities......     45,146     (6,588)   (12,155)
                                                           ---------   --------   --------
Increase (decrease) in cash and cash equivalents.........      2,163        (37)      (835)
Cash and cash equivalents at beginning of year...........        616        653      1,488
                                                           ---------   --------   --------
Cash and cash equivalents at end of year.................  $   2,779   $    616   $    653
                                                           =========   ========   ========
Cash taxes paid..........................................  $     166   $      1   $      5
Cash interest paid.......................................  $  15,247   $ 18,397   $ 17,367
Non-cash investing and financing activities:
  PIK dividends on preferred stock.......................  $   2,475   $  3,742   $  3,229
  Accretion of discount on preferred stock...............  $   1,869   $    237   $    237

                            See accompanying notes.

                          CLASSIC COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. ORGANIZATION

     Classic Communications, Inc. and its subsidiaries (collectively, the "Company") acquire, develop and operate cable television systems throughout the United States.

2. ACQUISITIONS AND DISPOSITIONS OF CABLE TELEVISION SYSTEMS

  ACQUISITIONS

     In December 1998, the Company acquired certain assets of TCA Cable Partners in exchange for a cable television system in Texas (with a fair value of approximately $0.6 million) and cash consideration of $2.4 million.

     In July 1998, the Company acquired certain assets of Cable One, Inc. (the "Cable One Acquisition") serving communities in four states for approximately $41.7 million in cash and the assumption of $0.2 million in net operating liabilities. The purchase was financed from proceeds of the Company's private debt offering.

     The above acquisitions were accounted for using the purchase method and, accordingly, the operating results of the systems acquired have been included in the Company's consolidated financial statements since the date of acquisition.

  DISPOSITIONS

     During 1998, the Company sold or disposed of some smaller systems that did not fit into the Company's long-term strategic plans.

     In April and May 1997, the Company sold certain cable television systems in Kansas and Oklahoma for $5.7 million, net of selling expenses. The net pretax gain from the sales was approximately $3.6 million.

     In September 1996, the Company sold certain cable television systems in Arkansas for cash consideration of $12.4 million, net of selling expenses. The net pretax gain from the sale was approximately $4.9 million.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  REVENUE RECOGNITION

     Service income includes subscriber service revenues and charges for installations and connections and is recognized in the period in which the services are provided to the customers. Subscriber services paid for in advance are recorded as income when earned.

     Initial installation revenue is recognized as revenue when the service is performed, to the extent of direct selling costs, with any balance deferred and taken into income over the estimated average period that subscribers are expected to remain connected to the system.

                          CLASSIC COMMUNICATIONS, INC.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Buildings..............................................    30 years
Cable television distribution systems..................  7-12 years
Office furniture and equipment.........................   3-7 years
Vehicles...............................................     5 years

     Leasehold improvements are amortized over the shorter of their estimated life or the period of the related leases.

     Initial subscriber connection costs are capitalized as part of cable television distribution systems. Costs related to disconnects and reconnects of customers are expensed as incurred.

  DEFERRED FINANCING COSTS

     Deferred financing costs are being amortized to interest expense using the interest method over the terms of the related debt.

  INTANGIBLE ASSETS

     The useful lives of the specific intangible assets are as follows:

Subscriber relationships...............................   5-15 years
Franchise rights.......................................   7-10 years
Noncompete agreements..................................      5 years
Goodwill...............................................   5-40 years

     Intangible assets are being amortized using the straight-line method over their estimated useful lives.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically reviews the carrying amounts of property, plant and equipment, identifiable intangible assets and goodwill both purchased in the normal course of business and acquired through acquisition to determine whether current events or circumstances, as defined in Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, warrant adjustments to such carrying amounts by considering, among other things, the future cash inflows expected to result from the use of the asset and its eventual disposition less the future cash outflows expected to be necessary to obtain those inflows. An impairment loss would be measured by comparing the fair value of the asset with its carrying amount. Any write-down is treated as a permanent reduction in the carrying amount of the assets. Management reviews the valuation and amortization periods of goodwill on a periodic basis, taking into consideration any events or circumstances which might result in diminished fair value or revised useful life. No events or circumstances have occurred to warrant a diminished fair value or reduction in the useful life of goodwill.

  INCOME TAXES

     The Company adopted the provisions of the Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, upon inception. Accordingly, the liability method

                          CLASSIC COMMUNICATIONS, INC.

is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates that are expected to be in effect when the differences are expected to reverse, based upon current laws and regulations.

  CASH AND CASH EQUIVALENTS

     For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and accounts receivable. Excess cash is invested in high quality short-term liquid money instruments issued by highly-rated financial institutions. Concentrations of credit risk with respect to the Company's receivables are limited due to the large number of customers, individually small balances, short payment terms and required deposits.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate fair value because of their short maturities. All bank debt agreements carry variable interest rates and their carrying value is considered to approximate fair value. The estimated fair value of the Company's bonds is based on quoted market prices. The carrying amount of the Company's bonds was $186.5 million and the fair value was $198.4 million at December 31, 1998.

     The Company utilizes interest rate cap and interest rate swap agreements to manage interest rate exposures. The principal objective of such agreements is to minimize the risks and/or costs associated with financial activities. The Company does not utilize financial instruments for trading or other speculative purposes. The counterparties to these contractual arrangements are major financial institutions with which the Company also has other financial relationships. The Company is exposed to credit loss in the event of nonperformance by these counterparties. However, the Company does not anticipate nonperformance by the other parties, and no material loss would be expected from their nonperformance.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

                          CLASSIC COMMUNICATIONS, INC.

4. ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following (in thousands):

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                               ----     ----
Accounts receivable, trade..................................  $5,211   $4,570
Accounts receivable, other..................................     588      211
Less allowance for doubtful accounts........................    (325)    (262)
                                                              ------   ------
Accounts receivables, net of allowance......................  $5,474   $4,519
                                                              ======   ======

     The activity in the Company's allowance for doubtful accounts for the periods ending December 31, 1998, 1997 and 1996 is as follows (in thousands):

                                 BALANCE AT   CHARGED TO                BALANCE AT
                                 BEGINNING    COSTS AND                    END
FOR THE PERIOD ENDED             OF PERIOD     EXPENSES    DEDUCTIONS   OF PERIOD
--------------------             ----------   ----------   ----------   ----------
December 31, 1998..............     $262        $  971      $  (908)       $325
December 31, 1997..............     $513        $1,248      $(1,499)       $262
December 31, 1996..............     $249        $1,491      $(1,227)       $513

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following (in thousands):

                                                                  DECEMBER 31
                                                              -------------------
                                                                1998       1997
                                                                ----       ----
Land........................................................  $  1,152   $  1,021
Buildings and improvements..................................     3,262      2,107
Vehicles....................................................     6,061      4,088
Cable television distribution systems.......................   106,373     83,499
Office furniture, tools and equipment.......................     3,858      2,499
Construction in progress....................................     6,463      3,636
                                                              --------   --------
                                                               127,169     96,850
Less accumulated depreciation...............................   (39,977)   (28,211)
                                                              --------   --------
                                                              $ 87,192   $ 68,639
                                                              ========   ========

                          CLASSIC COMMUNICATIONS, INC.

6. LONG-TERM DEBT

     Balances of amounts outstanding under the Company's various debt agreements are as follows (in thousands):

                                                                  DECEMBER 31
                                                              -------------------
                                                                1998       1997
                                                                ----       ----
1998 Credit Agreement
  Term loans................................................  $ 75,000   $     --
  Revolving loans...........................................    20,800         --
13.25% Senior Discount Notes................................   114,000         --
  Unamortized discount......................................   (51,963)        --
9.875% Senior Subordinated Notes............................   125,000         --
  Unamortized discount......................................      (563)        --
1995 Senior Credit Agreement
  Term A loan...............................................        --     18,324
  Term B loan...............................................        --     58,184
  Line of credit notes......................................        --    112,717
  Unamortized discount......................................               (1,892)
Other.......................................................       568        634
                                                              --------   --------
                                                              $282,842   $187,967
                                                              ========   ========

     In July 1998, the Company issued $114.0 million of 13.25% Senior Discount Notes due 2009 and its wholly owned subsidiary, Classic Cable, issued $125.0 million of 9.875% Senior Subordinated Notes due 2008. Net of the applicable discounts and the fair value of the common stock sold along with the Senior Discount Notes, proceeds from these issues were $60.0 million and $124.4 million, respectively. Interest payments on the Senior Discount Notes do not commence until 2004. Interest payments on the Senior Subordinated Notes begin in 1999. Concurrent with the offering, Classic Cable entered into the 1998 Credit Agreement. The 1998 Credit Agreement consists of a $50.0 million Reducing Revolving Credit Facility which matures in 2006 and a $75.0 million Term Loan Facility which matures in 2007. Mandatory payments commence in 2000. The Company may be subject to mandatory prepayments based upon operating results, sales of assets, equity or debt offerings or other events. Interest is based upon either a LIBOR rate plus an applicable margin or, at the option of the Company, a base rate plus an applicable margin. At December 31, 1998, the weighted average interest rate in effect was 7.6%. Proceeds from the 1998 Credit Agreement totaled $95.8 million.

     In connection with the early extinguishment of the Senior Credit Agreement, an extraordinary loss of $5.5 million was recorded related to the write-off of unamortized deferred financing costs and discount.

     The Senior Discount Notes were sold in units that consisted of a $1,000 note and three shares of common stock of the Company. Shares issued in connection with the offering totaled 342,000. Proceeds of $3.77 per share were allocated to the sale of the shares, resulting in a discount being recorded on the debt of $1.3 million. This per share amount represents the fair value of the stock as of the date of the offering.

     The 1998 Credit Agreement of Classic Cable is collateralized by essentially all the assets of Classic Cable. The Company has no operations of its own. Consequently, it will rely on dividends and cash flow of Classic Cable to meet its debt service obligations. The terms of the Credit

                          CLASSIC COMMUNICATIONS, INC.

Agreement restrict certain activities of Classic Cable, including the incurrence of additional indebtedness and the payment of certain dividends. Accordingly, substantially all the assets and operations of Classic Cable are restricted as to transfer to the Company and may not be available for dividends and/or debt service of the Company.

     The Senior Discount Notes are unsecured and rank without preference with all existing and future unsecured indebtedness of the Company, and senior to all future subordinated indebtedness of the Company. The notes are also subordinate to all existing and future liabilities of the Company's subsidiaries. The Senior Subordinated Notes are unsecured and are subordinated to all existing and future senior indebtedness of Classic Cable. The notes rank without preference with all existing and future senior subordinated indebtedness of Classic Cable. Both the Senior Discount Notes and the Senior Subordinated Notes may be redeemed contingent on certain events and/or the passage of time at the redemption price, which may include a premium. Restrictive covenants associated with these notes limit our ability to enter into certain transactions.

     In connection with the 1998 Credit Agreement, the Company is required to pay a quarterly commitment fee that can range from 0.375% to 0.500% per annum on the unused portion of the revolving loan commitment.

     The 1995 Senior Credit Agreement consisted of a $20,000,000 Term A Loan, a $65,000,000 Term B Loan and Line of Credit Notes not to exceed $130,000,000. Interest was based upon either a LIBOR rate plus an applicable margin or, at the option of the Company, a base rate plus an applicable margin. The 1995 Senior Credit Agreement was amended in 1997. A fee of approximately $1 million was paid to the bank equal to 0.5% of the outstanding Term Loans and Line of Credit Notes. This amount is included as a component of interest expense in 1997.

     The Company utilizes interest rate cap and interest rate swap agreements to limit the impact of increases in interest rates on its floating rate debt. The agreements require premium payments to counterparties based upon a notional principal amount. No such agreements were outstanding at December 31, 1998 or 1997. Interest rate cap agreements entitle the Company to receive from the counterparties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in the agreements. Interest rate swap agreements are used by the Company to change the interest rate of their debt from variable rate to fixed rate. The swap is a contractual agreement between the Company and another party to exchange payments periodically over the life of the agreement based upon the interest rates of the underlying debt over the period of the agreement. The differential to be paid or received is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The premium paid for both types of agreements is amortized to interest expense using the interest method over the life of the agreement.

     Maturities of long-term debt are as follows (in thousands):

1999....................................................   $    118
2000....................................................      1,200
2001....................................................        750
2002....................................................        750
2003....................................................        750
Thereafter..............................................    331,800
                                                           --------
                                                           $335,368
                                                           ========

                          CLASSIC COMMUNICATIONS, INC.

7. SUBORDINATED DEBT -- AFFILIATES

     Subordinated debt was held by shareholders of the Company and consisted of the following (in thousands):

                                                               DECEMBER 31
                                                              -------------
                                                              1998    1997
                                                              ----    ----
7.5% Junior Subordinated Promissory Notes(A)................  $--    $  295
15% Senior Subordinated Promissory Note(B)..................   --     3,728
                                                              ---    ------
                                                              $--    $4,023
                                                              ===    ======

---------------

(A) The Junior Subordinated Promissory Notes (the "Interest Notes") bore interest at 7.5% per annum. The Interest Notes had no required principal payments other than upon maturity on July 7, 2002. The interest on the Interest Notes was deferred until maturity. The Interest Notes and accrued interest were paid in full in July 1998.

(B) The Senior Subordinated Promissory Note (the "Senior Note") bore interest at 15% per annum, payable quarterly in arrears unless paid in kind ("PIK") through the issuance of new Senior Notes (the "PIK Notes") incorporating the same terms as the Senior Note. All principal and deferred interest under the Senior and PIK Notes was due on December 31, 2007. The Senior Note, the PIK Notes and accrued interest were paid in full in July 1998.

8. CAPITAL STOCK

  SHARES RESERVED

     At December 31, 1998, 152,418 shares of Voting Common Stock and 183,435 shares of Nonvoting Common Stock were reserved for the exercise of the Common Stock Purchase Warrants.

  COMMON STOCK

     In 1996, the Company issued 258,813 shares of restricted Voting Common Stock to complete an exchange for 10,075 shares of Class A Common Stock that was initiated in October 1995. The restrictions include a three and one half year vesting provision and the entitlement to $9.93 less per share in distributions than the amount otherwise payable for distribution to the holders of the Company's Common Stock. The amount by which the fair value of the restricted Voting Common Stock exceeded the fair value of the Class A Common Stock was recorded as deferred compensation and is expensed ratably over the vesting period. The fair value of the restricted Voting Common Stock and the Class A Common Stock was determined as of the issuance date by an independent valuation.

     The Company has the 1996 and 1998 Restricted Stock Award Plans ("the Plans") whereby employees may be granted shares of the Company's Voting Common Stock. The stock awards will generally vest over a three to four year period. In addition, upon any distribution event, the restricted stock stockholders will be entitled to either $29.78 less per share, $19.06 less per share or $3.77 less per share in distributions than the amount otherwise payable for distribution to the holders of the Company's Common Stock. The Company has authorized 743,231 shares under the Plans, all of which have been awarded. The fair value of the awards was recorded as deferred compensation and is expensed ratably over the vesting period. The fair value was determined by an independent valuation.

                          CLASSIC COMMUNICATIONS, INC.

     The following table summarizes the activity of the Company's restricted stock:

                                         DISTRIBUTION THRESHOLDS
                                  --------------------------------------
                                  $29.78    $19.06     $9.93      $3.77     TOTAL
                                  ------    ------     -----      -----     -----
Balance at December 31, 1995....       --        --         --        --         --
  Class A Common Stock
     Exchange...................       --        --    258,813        --    258,813
  1996 Restricted Stock Award
     Plan.......................  129,407   129,406         --        --    258,813
                                  -------   -------   --------   -------   --------
Balance at December 31, 1996....  129,407   129,406    258,813        --    517,626
  No activity in 1997...........       --        --         --        --         --
                                  -------   -------   --------   -------   --------
Balance at December 31, 1997....  129,407   129,406    258,813        --    517,626
  Repurchase of stock...........       --        --    (76,350)       --    (76,350)
  1998 Restricted Stock Award
     Plan:
     Shares exchanged...........  (93,171)  (93,171)  (109,991)       --   (296,333)
     Shares awarded.............       --        --         --   484,418    484,418
     Other......................       (2)       (1)        --        --         (3)
                                  -------   -------   --------   -------   --------
Balance at December 31, 1998....   36,234    36,234     72,472   484,418    629,358
                                  =======   =======   ========   =======   ========
Shares vested at December 31,
  1998..........................   27,176    27,176     54,354    67,280    175,986
                                  =======   =======   ========   =======   ========

     Upon certain events, the Company has repurchase rights for unvested shares. The Company also has the right of first refusal for any proposed disposition of shares issued under the Plans. The restrictions on the shares are transferable.

  PREFERRED STOCK

     In July 1998, the Company redeemed the outstanding shares of TVE Preferred Stock at a redemption price per share of $100 plus accrued and unpaid dividends.

     In July 1998, the Company redeemed the outstanding shares of Senior and Junior Preferred Stock at a redemption price per share of $1,000 plus accrued and unpaid dividends.

  STOCK PURCHASE WARRANTS

     At December 31, 1998 and 1997, there were warrants outstanding to acquire 335,853 common shares at $.001 per share which expire in 2006. No warrants have been exercised as of December 31, 1998. Under the terms of the warrant agreements, the exercise price and exercise rate shall be subject to adjustment in the event of a change in the number of shares outstanding or valuation of the Company's Common Stock.

  VOTING RIGHTS

     At December 31, 1998, all general voting power was vested in the holders of Voting Common Stock. The holders of Preferred Stock have no voting rights with regard to matters submitted to a vote of the stockholders. However, the affirmative consent or vote of at least 80% of the outstanding shares of Preferred Stock, voting as a class, shall be required with respect to any action affecting the power, preferences and rights of the holders of shares of Preferred Stock.

                          CLASSIC COMMUNICATIONS, INC.

     Holders of Nonvoting Common Stock are entitled at any time and from time to time to convert any and all of the shares held into the same number of shares of Voting Common Stock provided that such conversion would be in accordance with all laws, regulations, rules or other requirements of any governmental authority applicable to such conversion.

  DIVIDENDS

     The holders of Junior and Senior Preferred Stock are entitled to a cumulative dividend equal to $150.00 per share per annum, due and payable at the end of each calendar quarter. Dividends are payable solely in the form of additional shares of such class of Preferred Stock.

     The holders of TVE Preferred Stock are entitled to a cumulative cash dividend equal to $8.00 per share per annum, due and payable on June 30 of each year.

     Dividends on Common Stock shall be paid at such times as may be declared by the Board of Directors. Through December 31, 1998, no such dividends had been declared.

9. INCOME TAXES

     Significant components of income tax benefit from continuing operations are as follows (in thousands):

                                                                DECEMBER 31
                                                        ---------------------------
                                                         1998      1997      1996
                                                         ----      ----      ----
Current:
  Federal.............................................  $   (80)  $   246   $    --
  State...............................................       --        --         2
                                                        -------   -------   -------
          Total Current...............................      (80)      246         2
Deferred:
  Federal.............................................   (1,536)   (6,304)   (5,649)
  State...............................................     (314)   (1,289)   (1,155)
                                                        -------   -------   -------
          Total Deferred..............................   (1,850)   (7,593)   (6,804)
                                                        -------   -------   -------
          Income tax benefit..........................  $(1,930)  $(7,347)  $(6,802)
                                                        =======   =======   =======

     The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes and extraordinary items as a result of the following:

                                                                  DECEMBER 31
                                                           -------------------------
                                                           1998      1997      1996
                                                           ----      ----      ----
Tax at U.S. statutory rate...............................  (34.0)%   (34.0)%   (34.0)%
State taxes, net of federal benefit......................   (3.9)     (3.8)     (3.9)
Increase in valuation allowance..........................   27.8        --        --
Nondeductible items......................................    3.0       3.6       3.8
                                                           -----     -----     -----
                                                            (7.1)%   (34.2)%   (34.1)%
                                                           =====     =====     =====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used

                          CLASSIC COMMUNICATIONS, INC.

for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                  DECEMBER 31
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
Deferred tax liabilities:
  Book over tax basis of depreciable assets.................  $    698     $ 2,091
  Book over tax basis of assets that are amortizable for
     tax....................................................     3,144       5,414
                                                              --------     -------
          Total deferred tax liabilities....................     3,842       7,505
Deferred tax assets:
  Net operating loss carryforwards:
     Acquired...............................................     4,880       4,880
     Other..................................................    13,411       6,807
Other.......................................................     1,847         561
                                                              --------     -------
          Total deferred tax assets.........................    20,138      12,248
Less valuation allowance....................................   (17,364)     (7,661)
                                                              --------     -------
          Net deferred tax assets...........................     2,774       4,587
                                                              --------     -------
          Net deferred tax liabilities......................  $  1,068     $ 2,918
                                                              ========     =======

     At December 31, 1998, the Company had net operating loss carryforwards of $46,411,000 for federal income tax purposes, which begin to expire in 2002 if not utilized. Utilization of the loss carryforwards is subject to various limitations under the Internal Revenue Code (including limitations of Section 382 of the Internal Revenue Code), which could result in expiration of the loss carryforwards before utilization.

     Approximately $7.6 million of the total valuation allowance as of December 31, 1998 was previously recorded for certain acquisition net operating loss carryforwards and other acquisition deferred tax assets due to restrictions on their utilization under the tax law and other uncertainties regarding their realization. When, and if, realized, the tax benefit associated with these deferred tax assets will be applied to reduce goodwill and other noncurrent intangibles related to the acquisitions.

     During 1997, a subsidiary of the Company filed an amended income tax return for a period prior to its acquisition. This resulted in an additional net operating loss carryforward of $1,525,000 available to the Company. The Company has recorded a deferred tax asset of $584,000 for this item and a corresponding reduction to goodwill related to the subsidiary's acquisition.

10. EMPLOYEE BENEFIT PLAN

     The Company sponsors a defined contribution pension plan, a 401(k) plan. Participation in this plan is available to substantially all employees. Employees may contribute up to 15% of their pay. The Company may match employee contributions for an amount up to 6% of each employee's base salary. Costs of the plan, including the Company's matching contributions, were $149,000, $114,000 and $89,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

11. ABANDONMENT OF TELEPHONE OPERATIONS

     At December 31, 1995 the Company was negotiating an agreement to purchase four telephone exchanges in Kansas. For various reasons, the Company did not complete the

                          CLASSIC COMMUNICATIONS, INC.

acquisitions and hence, did not enter the telephone business. Net assets of the telephone business, when abandoned in 1996, consisted primarily of property, plant and equipment. In connection therewith, the Company recorded a $2,994,000 charge in 1996 related to the termination of the purchase agreement and operations associated with the proposed acquisition. Items included in the charge were the write-off of certain costs capitalized in connection with the proposed acquisition, legal and consulting fees and estimated severance for personnel reductions. The Company revised their estimate of costs associated with the abandonment and took an additional charge of $500,000 in 1997.

     In November 1998, the Company settled certain litigation related to these transactions. Terms of the settlement included the sale of certain cable television systems in Kansas, the granting of a five year right of first refusal for the sale of certain other cable television systems in Kansas, and a five year non-competition agreement. In addition, the Company received cash consideration of $348,000 in 1999 in connection with the settlement. The settlement resulted in a loss of approximately $220,000.

12. SETTLEMENT OF CLAIMS

     In February 1998, the Company settled claims that arose in conjunction with divorce proceedings of an officer of the Company. The Company purchased certain stock of the Company in which the officer's wife held a community property interest and provided monetary consideration for the release of the claims. The Company acquired and canceled 101,538 shares of the Company's Common Stock (76,350 of which were restricted stock). The related expenses, including legal, consultant and other fees of approximately $1,411,000 are included in corporate overhead expenses in 1997.

     In March 1997, the Company settled certain litigation in which the Company was seeking damages related to a previous year's acquisition. The Company received approximately $3.5 million in the settlement. The net proceeds of $3 million were recorded as a reduction of goodwill.

13. COMMITMENTS AND CONTINGENCIES

  LEASE ARRANGEMENTS

     The Company, as an integral part of its cable operations, has entered into short-term lease contracts for microwave service, pole use and office space. At December 31, 1998, approximate annual minimum aggregate rentals under such leases were $1,206,000 in 1999, $1,004,000 in 2000, $954,000 in 2001, $891,000
in 2002, $873,000 in 2003 and $287,000 thereafter. Rent expense was $1,285,000,
$1,160,000 and $1,071,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

  LITIGATION

     The Company is involved in various legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position and results of operations of the Company.

                          CLASSIC COMMUNICATIONS, INC.

14. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                              1998       1997       1996
                                                              ----       ----       ----
Loss before extraordinary item............................  $(25,339)  $(14,129)  $(13,166)
Preferred stock dividends.................................    (2,542)    (3,843)    (3,331)
Accretion of discount on preferred stock..................    (1,869)      (237)      (237)
                                                            --------   --------   --------
Loss applicable to common stockholders before
  extraordinary item......................................  $(29,750)  $(18,209)  $(16,734)
                                                            ========   ========   ========
Net loss..................................................  $(30,863)  $(14,129)  $(13,166)
Preferred stock dividends.................................    (2,542)    (3,843)    (3,331)
Accretion of discount on preferred stock..................    (1,869)      (237)      (237)
                                                            --------   --------   --------
Loss applicable to common stockholders....................  $(35,274)  $(18,209)  $(16,734)
                                                            ========   ========   ========
Weighted-average shares outstanding.......................     2,968      2,807      2,639
Less unvested portion of restricted stock.................      (365)      (388)      (346)
                                                            --------   --------   --------
Adjusted weighted-average shares outstanding..............     2,603      2,419      2,293
                                                            ========   ========   ========
Basic and diluted loss per share:
Loss per share applicable to common stockholders before
  extraordinary item......................................  $ (11.43)  $  (7.53)  $  (7.30)
Extraordinary loss on extinguishment of debt..............     (2.12)        --         --
                                                            --------   --------   --------
Loss per share applicable to common stockholders..........  $ (13.55)  $  (7.53)  $  (7.30)
                                                            ========   ========   ========

     Warrants to purchase 335,853 shares of common stock at $.001 per share were outstanding during 1998, 1997 and 1996 but were not included in the computation of diluted earnings per share as the effect of their exercise would be antidilutive.

15. SUBSEQUENT EVENT

  ACQUISITIONS

     On July 28, 1999, the Company's wholly-owned subsidiary, Classic Cable, acquired all of the outstanding stock and partnership interests of the Buford Group, Inc., for approximately $300 million in cash. The acquisition was financed through a) the $95.7 million capital contribution from Brera Classic, described in the Equity Investment below, b) the proceeds from the Company's 1999 credit facility and c) the proceeds from a private debt offering of $150 million of Classic Cable's senior subordinated notes, which were registered in August 1999 as described below. The transaction will be accounted for as a purchase transaction and the assets and liabilities assumed will be recorded at fair value.

     On October 14, 1999, Classic Cable entered into an asset purchase agreement to purchase substantially all of the assets of Star Cable Associates for approximately $110 million in cash and 555,555 shares of Class A common stock. The purchase will be financed through the use of the Company's credit facility and the proceeds from the initial public offering.

     The following summarized unaudited pro forma financial information assumes the Buford acquisition had occurred on January 1, 1998 and 1997, respectively and that the acquisition of Cable One had occurred on January 1, 1998 and 1997 (see Note 2). The following pro forma information is not necessarily indicative of the results that would have occurred had the transaction been

                          CLASSIC COMMUNICATIONS, INC.

completed at the beginning of the period indicated, nor is it indicative of future operating results (in thousands, except per share data):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                           ------------------------
                                                              1998          1997
                                                              ----          ----
                                                                 (UNAUDITED)
Revenues.................................................   $149,897      $(139,531)
Loss before extraordinary item...........................    (47,614)       (30,781)
Net loss.................................................    (53,138)       (30,781)
Basic and diluted loss per share.........................   $  (6.08)     $   (3.45)

  REGISTRATION OF DEBT

     On August 24, 1999, the Company's Registration Statements related to the Classic Cable 9.875% subordinated notes due in 2008 and the Classic Communications 13.25% senior discount notes due 2009 were declared effective with the Securities and Exchange Commission. On September 3, 1999, the Registration Statement of the Classic Cable 9.375% senior subordinated notes due 2009 was declared effective.

  CHANGE OF CONTROL OFFERS

     Pursuant to the change of control resulting from the Brera investment discussed below, and in accordance with the indentures of the note agreement, the Company offered to redeem all of its outstanding 9.875% subordinated notes due 2008 and 13.25% senior discount notes due 2009. The Company redeemed $86 million of the 9.875% senior subordinated notes due 2008 at 101% of face value plus accrued interest. This resulted in an extraordinary loss from the early extinguishment of debt in the third quarter of 1999 equal to the amount of the unamortized discount and financing costs on the notes and the 1% premium paid. The Company borrowed $90.0 million under its credit facility to repurchase the tendered 2008 subordinated notes and to pay associated fees and expenses incurred as a result of the change of control offer. None of the 13.25% senior discount notes were tendered for redemption.

  1999 CREDIT FACILITY

     The Company also entered into a $350 million credit facility in July 1999. The facility is composed of a Revolving Credit Facility of $75 million, Term Loan A of $75 million, Term Loan B of $100 million and a Term Loan C of $100 million. Interest is based upon either a LIBOR rate plus an applicable margin or, at the option of the Company, a base rate plus an applicable margin.

  EQUITY INVESTMENT

     On July 28, 1999, the Company sold 6,490,734 shares, or 64% of Classic Communications voting common stock to Classic LLC for $100 million. The proceeds were distributed as follows: $95.7 million was contributed to Classic Cable, a wholly owned subsidiary, $3.3 million was paid to Brera Classic pursuant to management and advisory fee agreements, and approximately $1 million was paid to Brera Classic as reimbursement for certain of its fees and expenses incurred in connection with the investment. The agreement further provides that the Company is to pay an annual management fee of $250,000 to Brera until the Company is sold or closes an initial public offering, the first payment of which was made at the closing of the Buford agreement.

  RELATED PARTY TRANSACTIONS

     In accordance with various provisions of executive management's employment agreements, the Company made payments totaling approximately $5 million in relation to the Buford

                          CLASSIC COMMUNICATIONS, INC.

acquisition and change of control that resulted from the Brera equity investment. All payments to management were treated as a current period cost in the third quarter of 1999.

     In connection with the closing of the Brera equity investment, certain officers of the Company were granted stock options with a 10-year term to purchase 559,748 shares of common stock at an exercise price of $14.57 per share, which vest over a three-year period, or earlier in the event of a sale or disposition of the Company. The $14.57 exercise price represented the fair value of the common stock at the date the original Brera commitment was received and the date the commitment to grant such options was made to the officers.

     Additionally, the officers will receive options with a 10-year term to purchase 559,748 shares of Class B common stock at an exercise price equal to the initial offering price per share to the public of the Class A common stock in the stock offering described below. These options vest over a three year period.

     In connection with the Buford acquisition, Classic Communications paid a transaction fee of $300,000 to The Austin Advisory, a financial consulting firm in which a former member of executive management is a principal.

  STOCK TRANSACTIONS

     In October 1999, the Company amended its Articles of Incorporation. As a result, all shares of existing voting stock were converted into shares of Class B common stock and the terms of the nonvoting shares were amended. In addition, a new class of common stock, Class A, was authorized. The shares of voting common stock were converted to Class B common stock on a one-for-one basis. Each share of Class A common stock receives one vote per share. Each share of Class B stock receives ten votes per share.

  STOCKHOLDERS' AGREEMENT

     Effective July 28, 1999, significant stockholders of the Company's outstanding stock entered into the 1999 stockholders' agreement which subjects the equity securities owned by these stockholders to a right of first offer to the Company and to other stockholders party to the stockholders' agreement. The agreement also contains preemptive purchase rights in favor of these stockholders in the event the Company issues or sells additional securities, other than in an initial public offering. The 1999 stockholders' agreement replaces the 1995 stockholders' agreement.

  STOCK OPTION GRANTS AND THE 1999 OMNIBUS STOCK INCENTIVE PLAN

     In August 1999, options to purchase one million shares of Class A common stock were issued to certain officers and key employees. These options have 10-year terms and vest ratably over four years.

     In October 1999, the 1999 Omnibus Stock Incentive Plan was adopted contingent on the stock offering discussed below. One million shares of Class A stock are reserved for issuance under the plan. The plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, deferred stock and performance shares. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. Under this plan, awards covering no more than 20% of the shares reserved for issuance under the plan may be granted to any participant in any one year.

  STOCK OFFERING

     In October 1999, the Board of Directors approved plans for the Company to register shares of its Class A common stock for sale to the public.

                          CLASSIC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              JUNE 30,
                                                                1999
                                                              --------
Cash and cash equivalents...................................  $    638
Accounts receivable, net....................................     5,136
Prepaid expenses............................................     1,341
Property, plant, and equipment..............................   135,177
Less accumulated depreciation...............................   (47,486)
                                                              --------
                                                                87,691
Deferred financing costs, net...............................     9,028
Intangible assets:
  Subscriber relationships..................................    95,367
  Franchise rights..........................................    71,500
  Noncompete agreements.....................................     8,425
  Goodwill..................................................    40,865
                                                              --------
                                                               216,157
Less accumulated amortization...............................   (76,415)
                                                              --------
                                                               139,742
                                                              --------
       Total assets.........................................  $243,576
                                                              ========

            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:
  Accounts payable..........................................  $    489
  Subscriber deposits and unearned income...................     5,203
  Accrued expenses..........................................     5,465
  Accrued interest..........................................     5,731
  Long-term debt............................................   288,292
  Deferred taxes, net.......................................     1,068
                                                              --------
       Total liabilities....................................   306,248
Stockholders' equity (deficit):
  Common Stock, voting......................................        17
  Common Stock, nonvoting...................................        15
  Additional paid-in capital................................    30,464
  Unearned compensation.....................................    (1,257)
  Accumulated deficit.......................................   (91,911)
                                                              --------
       Total stockholders' equity (deficit).................   (62,672)
                                                              --------
       Total liabilities and stockholders' equity
        (deficit)...........................................  $243,576
                                                              ========

                            See accompanying notes.

                          CLASSIC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                  SIX MONTHS
                                                                     ENDED
                                                                    JUNE 30
                                                              -------------------
                                                                1999       1998
                                                                ----       ----
Revenues....................................................  $ 39,286   $ 32,214
Operating expenses:
  Programming...............................................    10,427      8,218
  Plant and operating.......................................     4,401      3,865
  General and administrative................................     5,755      5,357
  Marketing and advertising.................................       452        339
  Corporate overhead........................................     1,725      1,259
  Depreciation and amortization.............................    18,096     14,169
                                                              --------   --------
     Total operating expenses...............................    40,856     33,207
                                                              --------   --------
Loss from operations........................................    (1,570)      (993)
Interest expense............................................   (14,992)   (10,497)
Other income (expense)......................................        15         64
                                                              --------   --------
Loss before taxes...........................................   (16,547)   (11,426)
Income tax benefit..........................................        --      1,041
                                                              --------   --------
Net loss....................................................  $(16,547)  $(10,385)
                                                              ========   ========
Basic and diluted loss applicable to common stockholders....  $(16,547)  $(12,850)
                                                              ========   ========
Basic and diluted loss per share applicable to common
  stockholders..............................................  $  (5.85)  $  (5.09)
                                                              ========   ========

                            See accompanying notes.

                          CLASSIC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                   SIX MONTHS
                                                                     ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1999        1998
                                                                ----        ----
OPERATING ACTIVITIES
  Net loss..................................................  $(16,547)   $(10,385)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Provision for bad debt.................................       386         365
     Depreciation...........................................     7,509       5,504
     Amortization of intangibles............................    10,587       8,665
     Amortization of deferred financing costs...............       421         660
     Discount accretion on long-term debt...................     4,267         217
     Non-cash compensation..................................       663         476
     PIK interest on Senior Subordinated Promissory Notes...        --         232
     Change in operating assets and liabilities:
       Accounts receivable..................................       (48)       (363)
       Prepaid expenses.....................................      (917)        236
       Accounts payable.....................................      (158)       (450)
       Subscriber deposits and unearned income..............       357         574
       Accrued expenses.....................................      (641)       (687)
       Accrued interest.....................................      (152)        649
       Deferred taxes.......................................        --      (1,041)
                                                              --------    --------
  Net cash provided by operating activities.................     5,727       4,652
INVESTING ACTIVITIES
  Payments for other intangibles............................      (513)         (5)
  Purchase of property, plant and equipment.................    (8,008)     (4,200)
                                                              --------    --------
  Net cash used in investing activities.....................    (8,521)     (4,205)
FINANCING ACTIVITIES
  Proceeds from long-term debt..............................     5,500       1,665
  Repayments of long-term debt..............................    (4,317)        (82)
  Financing costs...........................................      (530)         --
  Cash dividends paid on preferred stock....................        --         (51)
  Repurchase of common stock................................        --        (774)
  Other.....................................................        --          (2)
                                                              --------    --------
  Net cash provided by financing activities.................       653         756
                                                              --------    --------
  Change in cash and cash equivalents.......................    (2,141)      1,203
  Cash and cash equivalents at beginning of period..........     2,779         616
                                                              --------    --------
  Cash and cash equivalents at end of period................  $    638    $  1,819
                                                              ========    ========

                            See accompanying notes.

                          CLASSIC COMMUNICATIONS, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 1999

1. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements of Classic Communications, Inc. ("CCI"), have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

2. ACCOUNTS RECEIVABLE

     The activity in CCI's allowance for doubtful accounts for the six months ending June 30, 1999 and 1998 is as follows (in thousands):

                             BALANCE AT    CHARGED TO                   BALANCE AT
                             BEGINNING      COSTS AND                     END OF
FOR THE SIX MONTHS ENDED     OF PERIOD      EXPENSES      DEDUCTIONS      PERIOD
------------------------     ----------    ----------     ----------    ----------
June 30, 1999..............     $325          $386           $385          $326
June 30, 1998..............      260           365            374           251

3. INCOME TAXES

     CCI did not record an income tax benefit for the six months ended June 30, 1999. The effective tax rates for the six months ended June 30, 1999 and June 30, 1998 differ primarily due to an increase in the valuation allowance on deferred tax assets. CCI believes it is more likely than not that such deferred tax assets will not be utilized in the near term.

     CCI's benefit for income taxes differs from the amount computed by applying the statutory rate to loss before income taxes primarily due to the impact of permanent differences, an increase in the valuation allowance and other items as discussed above.

4. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                1999       1998
                                                                ----       ----
Net loss....................................................  $(16,547)  $(10,385)
Preferred stock dividends...................................        --     (2,182)
Accretion of discount on preferred stock....................        --       (283)
                                                              --------   --------
Loss applicable to common stockholders......................  $(16,547)  $(12,850)
                                                              ========   ========
Weighted-average shares outstanding.........................     3,249      2,768
Less unvested portion of restricted stock...................      (419)      (244)
                                                              --------   --------
Adjusted weighted-average shares outstanding................     2,830      2,524
                                                              ========   ========
Basic and diluted earnings per share:
Loss per share applicable to common stockholders............  $  (5.85)  $  (5.09)
                                                              ========   ========

                          CLASSIC COMMUNICATIONS, INC.

     Warrants to purchase 335,853 shares of common stock at $.001 per share outstanding during 1999 and 1998 but were not included in the computation of diluted earnings per share as the effect of their exercise would be antidilutive.

5. SUBSEQUENT EVENT

  ACQUISITIONS

     On July 28, 1999, the Company's wholly-owned subsidiary, Classic Cable, acquired all of the outstanding stock and partnership interests of the Buford Group, Inc., for approximately $300 million in cash. The acquisition was financed through a) the $95.7 million capital contribution from Brera Classic, described in the Equity Investment below, b) the proceeds from the Company's 1999 credit facility and c) the proceeds from a private debt offering of $150 million of Classic Cable's senior subordinated notes, which were registered in August 1999 as described below. The transaction will be accounted for as a purchase transaction and the assets and liabilities assumed will be recorded at fair value.

     On October 14, 1999, Classic Cable entered into an asset purchase agreement to purchase substantially all of the assets of Star Cable Associates for approximately $110 million in cash and 555,555 shares of Class A common stock. The purchase will be financed through the use of the Company's credit facility and the proceeds from the initial public offering.

     The following summarized unaudited pro forma financial information assumes the Buford acquisition had occurred on January 1, 1999 and 1998, respectively and that the acquisition of Cable One had occurred on January 1, 1998 (see Note
2). The following pro forma information is not necessarily indicative of the results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it indicative of future operating results (in thousands, except per share data):

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                             -----------------------
                                                                1999          1998
                                                                ----          ----
                                                                   (UNAUDITED)
Revenues...................................................   $ 77,684      $ 70,840
Net loss...................................................    (19,515)      (17,838)
Basic and diluted loss per share...........................   $  (2.09)     $  (1.98)

  REGISTRATION OF DEBT

     On August 24, 1999, the Company's Registration Statements related to the Classic Cable 9.875% subordinated notes due in 2008 and the Classic Communications 13.25% senior discount notes due 2009 were declared effective with the Securities and Exchange Commission. On September 3, 1999, the Registration Statement of the Classic Cable 9.375% senior subordinated notes due 2009 was declared effective.

  CHANGE OF CONTROL OFFERS

     Pursuant to the change of control resulting from the Brera investment discussed below, and in accordance with the indentures of the note agreement, the Company offered to redeem all of its outstanding 9.875% subordinated notes due 2008 and 13.25% senior discount notes due 2009. The Company redeemed $86 million of the 9.875% senior subordinated notes due 2008 at 101% of face value plus accrued interest. This resulted in an extraordinary loss from the early extinguishment of debt in the third quarter of 1999 equal to the amount of the unamortized

                          CLASSIC COMMUNICATIONS, INC.

discount and financing costs on the notes and the 1% premium paid. The Company borrowed $90.0 million under its credit facility to repurchase the tendered 2008 subordinated notes and to pay associated fees and expenses incurred as a result of the change of control offer. None of the 13.25% senior discount notes were tendered for redemption.

  1999 CREDIT FACILITY

     The Company also entered into a $350 million credit facility in July 1999. The facility is composed of a Revolving Credit Facility of $75 million, Term Loan A of $75 million, Term Loan B of $100 million and a Term Loan C of $100 million. Interest is based upon either a LIBOR rate plus an applicable margin or, at the option of the Company, a base rate plus an applicable margin.

  EQUITY INVESTMENT

     On July 28, 1999, the Company sold 6,490,734 shares, or 64% of Classic Communications voting common stock to Brera Classic LLC for $100 million. The proceeds were distributed as follows: $95.7 million was contributed to Classic Cable, a wholly owned subsidiary, $3.3 million was paid to Brera Classic LLC pursuant to management and advisory fee agreements, and approximately $1 million was paid to Brera Classic as reimbursement for certain of its fees and expenses incurred in connection with the investment. The agreement further provides that the Company is to pay an annual management fee of $250,000 to Brera until the Company is sold or closes an initial public offering, the first payment of which was made at the closing of the Buford agreement.

  RELATED PARTY TRANSACTIONS

     In accordance with various provisions of executive management's employment agreements, the Company made payments totaling approximately $5 million in relation to the Buford acquisition and change of control that resulted from the Brera equity investment. All payments to management were treated as a current period cost in the third quarter of 1999.

     In connection with the closing of the Brera equity investment, certain officers of the Company were granted stock options with a 10-year term to purchase 559,748 shares of common stock at an exercise price of $14.57 per share, which vest over a three-year period, or earlier in the event of a sale or disposition of the Company. The $14.57 exercise price represented the fair value of the common stock at the date the original Brera commitment was received and the date the commitment to grant such options was made to the officers.

     Additionally, the officers will receive options with a 10-year term to purchase 559,748 shares of Class B common stock at an exercise price equal to the initial offering price per share to the public of the Class A common stock in the stock offering described below. These options vest over a three year period.

     In connection with the Buford acquisition, Classic Communications paid a transaction fee of $300,000 to The Austin Advisory, a financial consulting firm in which a former member of executive management is a principal.

  STOCK TRANSACTIONS

     In October 1999, the Company amended its Articles of Incorporation. As a result, all shares of existing voting stock were converted into shares of Class B common stock and the terms of the nonvoting shares were amended. In addition, a new class of common stock, Class A, was

                          CLASSIC COMMUNICATIONS, INC.

authorized. The shares of voting common stock were converted to Class B common stock on a one-for-one basis. Each share of Class A common stock receives one vote per share. Each share of Class B stock receives ten votes per share.

  STOCKHOLDERS' AGREEMENT

     Effective July 28, 1999, significant stockholders of the Company's outstanding stock entered into the 1999 stockholders' agreement which subjects the equity securities owned by these stockholders to a right of first offer to the Company and to other stockholders party to the stockholders' agreement. The agreement also contains preemptive purchase rights in favor of these stockholders in the event the Company issues or sells additional securities, other than in an initial public offering. The 1999 stockholders' agreement replaces the 1995 stockholders' agreement.

  STOCK OPTION GRANTS AND THE 1999 OMNIBUS STOCK INCENTIVE PLAN

     In August 1999, options to purchase approximately one million shares of Class A common stock were issued to certain officers and key employees at an exercise price of $20 per share. These options have 10-year terms and vest ratably over four years.

     In October 1999, the 1999 Omnibus Stock Incentive Plan was adopted contingent on the stock offering discussed below. One million shares of Class A stock are reserved for issuance under the plan. The plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, deferred stock and performance shares. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. Under this plan, awards covering no more than 20% of the shares reserved for issuance under the plan may be granted to any participant in any one year.

  STOCK OFFERING

     In October 1999, the Board of Directors approved plans for the Company to register shares of its Class A common stock for sale to the public.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buford Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Buford Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buford Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Dallas, Texas
March 5, 1999

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                1998        1997
                                                                ----        ----
Cash and cash equivalents...................................  $  7,903    $  7,890
Accounts receivable, net....................................     2,878       2,514
Prepaid expenses............................................       166         342
Property, plant and equipment...............................   200,727     166,886
Less accumulated depreciation and amortization..............   (87,483)    (71,198)
                                                              --------    --------
                                                               113,244      95,688
Intangible assets:
  Franchise rights..........................................    54,417      35,767
  Noncompetition agreements.................................     7,434       7,434
  Excess cost over net assets of acquired companies.........     2,114       2,114
  Other.....................................................     2,116       2,031
                                                              --------    --------
                                                                66,081      47,346
  Less accumulated amortization.............................   (16,705)    (12,001)
                                                              --------    --------
                                                                49,376      35,345
Other assets................................................     2,386       2,153
                                                              --------    --------
                                                              $175,953    $143,932
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $  1,033    $  1,209
Deposits and unearned revenues..............................     2,234       1,984
Accrued expenses............................................     8,642       7,052
Long-term obligations.......................................   118,000      85,000
Deferred federal income taxes...............................     1,238       1,763
                                                              --------    --------
     Total liabilities......................................   131,147      97,008
                                                              --------    --------
Stockholders' equity:
  Common stock, $1 par value. Authorized 2,000 shares;
     issued and outstanding 1,000 shares....................         1           1
  Additional capital........................................    14,833       6,945
  Retained earnings.........................................    29,972      39,978
                                                              --------    --------
     Total stockholders' equity.............................    44,806      46,924
Commitments and contingencies...............................
                                                              --------    --------
                                                              $175,953    $143,932
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                               1998       1997       1996
                                                               ----       ----       ----
Cable television revenues..................................  $ 70,475    $58,136    $49,561
Operating expenses:
  Programming..............................................    18,339     14,349     11,596
  Plant and operating......................................     6,937      6,567      5,705
  General and administrative...............................    16,183     14,910     12,557
  Marketing and advertising................................       345        174        176
  Corporate overhead.......................................     9,364      4,858      2,898
  Depreciation and amortization............................    21,399     17,753     17,175
                                                             --------    -------    -------
                                                               72,567     58,611     50,107
                                                             --------    -------    -------
     Operating loss........................................    (2,092)      (475)      (546)
                                                             --------    -------    -------
Other income (expense):
  Interest expense.........................................    (7,919)    (5,787)    (5,345)
  Interest income..........................................       307        324        521
  Gain (loss) on sales of assets...........................      (165)       829      5,655
  Other, net...............................................      (363)      (294)      (414)
                                                             --------    -------    -------
                                                               (8,140)    (4,928)       417
                                                             --------    -------    -------
     Loss before income taxes..............................   (10,232)    (5,403)      (129)
Income tax benefit (expense)...............................       226        315        (94)
                                                             --------    -------    -------
     Net loss..............................................  $(10,006)   $(5,088)   $  (223)
                                                             ========    =======    =======

          See accompanying notes to consolidated financial statements.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                                TOTAL
                                        COMMON    ADDITIONAL    RETAINED    STOCKHOLDERS'
                                        STOCK      CAPITAL      EARNINGS       EQUITY
                                        ------    ----------    --------    -------------
Balance at December 31, 1995..........    $1       $ 1,968      $45,289       $ 47,258
Employee stock appreciation...........    --         1,458           --          1,458
Net loss..............................    --            --         (223)          (223)
                                          --       -------      --------      --------
Balance at December 31, 1996..........     1         3,426       45,066         48,493
Employee stock appreciation...........    --         3,519           --          3,519
Net loss..............................    --            --       (5,088)        (5,088)
                                          --       -------      --------      --------
Balance at December 31, 1997..........     1         6,945       39,978         46,924
Employee stock appreciation...........    --         7,888           --          7,888
Net loss..............................    --            --      (10,006)       (10,006)
                                          --       -------      --------      --------
Balance at December 31, 1998..........    $1       $14,833      $29,972       $ 44,806
                                          ==       =======      ========      ========

          See accompanying notes to consolidated financial statements.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                              1998       1997       1996
                                                              ----       ----       ----
Cash flows from operating activities:
  Net loss................................................  $(10,006)  $ (5,088)  $   (223)
  Adjustments to reconcile net loss to net cash provided
     by operating activities:
       Depreciation and amortization......................    21,399     17,753     17,175
       Non-cash interest expense..........................       171        168         --
       (Gain) loss on sales of assets.....................       165       (829)    (5,655)
       Employee stock appreciation expense................     7,888      3,519      1,458
       Deferred federal income tax expense (benefit)......      (525)      (449)        94
       Changes in assets and liabilities, excluding
          acquisitions and dispositions:
            Accounts receivable...........................      (364)    (1,031)       484
            Prepaid expenses..............................       176        (30)       (47)
            Federal income taxes receivable...............        --         --      1,040
            Accounts payable and accrued expenses.........     1,414      1,908       (522)
            Deposits and unearned revenue.................       250      1,418         79
            Other.........................................      (234)      (467)      (255)
                                                            --------   --------   --------
            Net cash provided by operating activities.....    20,334     16,872     13,628
                                                            --------   --------   --------
Cash flows from investing activities:
  Acquisitions of cable systems...........................   (29,900)   (17,771)   (18,350)
  Additions to property, plant and equipment..............   (20,469)   (22,042)   (15,593)
  Additions to intangible assets..........................    (3,139)    (1,098)        --
  Net proceeds from sale of assets........................       357         --         --
  Net proceeds from disposition of cable systems..........        --      1,228     13,654
                                                            --------   --------   --------
            Net cash used in investing activities.........   (53,151)   (39,683)   (20,289)
                                                            --------   --------   --------
Cash flows from financing activities:
  Proceeds from long-term obligations.....................    33,000     25,000      4,260
  Payments of long-term obligations.......................        --        (53)   (14,850)
  Payment of debt issuance costs..........................      (170)        --       (337)
                                                            --------   --------   --------
            Net cash provided by (used in) financing
               activities.................................    32,830     24,947    (10,927)
Net increase (decrease) in cash and cash equivalents......        13      2,136    (17,588)
Cash and cash equivalents at beginning of year............     7,890      5,754     23,342
                                                            --------   --------   --------
Cash and cash equivalents at end of year..................  $  7,903   $  7,890   $  5,754
                                                            ========   ========   ========

          See accompanying notes to consolidated financial statements.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

     Buford Group, Inc. and subsidiaries (the "Company") are engaged in cable television operations within the United States. The Company owns and operates cable television systems primarily in Texas, Louisiana, Arkansas, and Missouri.

(b) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Buford Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     During 1998, the Company purchased the remaining 76.8% of Friendship Cable, Ltd. ("FCL"), a Texas limited partnership in which the Company had held a 1% general partner interest and limited partner interests aggregating 22.2%. The accounts of FCL for 1998 and 1997 are consolidated because the Company, as general partner, is required to fund deficits incurred during the period from inception to January 1, 2000, and certain shareholders of the Company controlled the limited partner interests of FCL through the date of the Company's acquisition of the remaining interests. In prior years, allocated net losses to the limited partners had reduced their capital accounts to zero.

(c) REVENUE RECOGNITION

     Revenues from basic and premium services are recognized when the related services are provided.

     Installation revenues are recognized to the extent of direct selling costs incurred. The remainder, if any, is deferred and amortized to income over the estimated average period that customers are expected to remain connected to the cable television system.

(d) STATEMENTS OF CASH FLOWS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     The Company uses the indirect method to present cash flows from operating activities. Supplemental disclosures of cash flow information follow:

                                                               1998          1997
                                                               ----          ----
Interest paid.............................................  $7,593,000    $4,588,000
                                                            ==========    ==========
Income taxes paid.........................................  $  250,000    $   59,000
                                                            ==========    ==========

(e) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost, including all direct cost and certain indirect costs of construction of cable television transmission and distribution systems, and the cost of new customer installations. Maintenance and repairs are charged to expense as incurred and equipment replacements and betterments are capitalized. The Company charges

                      BUFORD GROUP, INC. AND SUBSIDIARIES
depreciation to operations on a straight-line basis over the estimated useful lives of the related property and equipment as follows:

Cable distribution equipment.........................   3 - 12 years
Furniture, fixtures, automobiles and other...........   3 - 12 years
Buildings and improvements...........................   5 - 20 years

(f) INTANGIBLE ASSETS

     The excess cost over net identifiable tangible and intangible assets of acquired companies is being amortized on a straight-line basis over the estimated economic lives of 40 years. Franchise rights purchased in connection with cable television operations are being amortized on a straight-line basis over 5 to 15 years. The costs of noncompetition agreements are being amortized on a straight-line basis over the terms of the respective agreements.

     The Company assesses the recoverability of intangible assets as well as the related amortization lives by determining whether the carrying value of the intangible assets can be recovered over the remaining lives through projected undiscounted future cash flows. To the extent that such projections indicate that undiscounted future cash flows are not expected to be adequate to recover the carrying amounts of the related intangible assets, such carrying amounts are adjusted for impairment to a level commensurate with the estimated fair value of the underlying assets.

(g) FEDERAL INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the total of tax payable for the period and the change during the period in deferred tax assets and liabilities.

(h) DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Any derivative financial instruments are used to manage well-defined interest rate risks related to the Company's outstanding debt.

     Any costs of interest rate agreements are initially recognized as assets and amortized to interest expense over the lives of the agreements using the interest method. Under all interest rate agreements, the differential to be paid or received is recognized as an adjustment to interest expense. During the years ended December 31, 1998, 1997 and 1996, the Company recognized net expenses of $39,000, $38,000 and $59,000, respectively, under its interest rate agreements (see note 6).

     The carrying amounts of cash equivalents, accounts receivable and accounts payable reported in the accompanying consolidated financial statements approximate fair value due to their short maturities. The outstanding borrowings under the Company's credit agreement (note 6) bear interest at current market rates, and thus, the carrying amount of debt approximates estimated fair value. The fair value of the interest rate agreements (note 6) was

                      BUFORD GROUP, INC. AND SUBSIDIARIES
approximately $(449,000) at December 31, 1998, which represents the estimated amount, based on dealer quotations, that the Company would pay, excluding accrued interest, to terminate the contracts at December 31, 1998, taking into account the current unrealized loss on open contracts.

(i) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) COMPREHENSIVE INCOME

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," in the first quarter of 1998, which required companies to disclose comprehensive income separately from net income. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-ownership sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. The adoption of this statement had no effect on the Company at December 31, 1998, because the Company has no elements of other comprehensive income. Accordingly, comprehensive income and net income are the same amount for each period presented.

(2) ACQUISITIONS AND DISPOSITIONS

     In April 1998, the Company acquired cable systems from three unaffiliated parties for $29.9 million. In April and May 1997, the Company acquired cable systems from unaffiliated parties for $17.8 million. During 1996, the Company acquired cable systems from unaffiliated parties for $18.4 million.

     The acquisitions were accounted for as purchases and, accordingly, the purchase prices were allocated to tangible and intangible assets based on estimated fair values at the dates of the acquisitions. Operating results of the acquired systems are included in the accompanying financial statements from the dates of acquisition. Net assets acquired as a result of these acquisitions included $15.6 million, $7.4 million and $7.0 million in franchise rights and $14.3 million, $10.4 million and $11.4 million in property, plant and equipment during 1998, 1997 and 1996, respectively.

     On October 1, 1996, the Company sold all of its cable television systems operating in North Carolina for a cash purchase price of $11.8 million, resulting in a gain of $4.7 million. Additionally, on October 1, 1996, the Company sold cable television system assets of a consolidated partnership (70%-owned) for a total cash price of $2.1 million, resulting in a gain of $717,000.

     In September 1998, the Company acquired the remaining 76.8% of FCL for $2.8 million. The Company accounted for this transaction as a purchase business combination, and accordingly, allocated the purchase price to FCL's assets (primarily intangible assets) based on their estimated fair values.

     Unaudited pro forma operating results as though the 1998 and 1997 acquisitions discussed above had occurred on January 1, 1997, with adjustments to give effect to amortization of

                      BUFORD GROUP, INC. AND SUBSIDIARIES
franchises, depreciation of property, plant and equipment, interest expense and certain other adjustments is as follows (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                                ----       ----
                                                                  (UNAUDITED)
Revenues....................................................  $ 73,531    $67,354
Operating income (loss).....................................    (1,630)     1,801
Net loss....................................................   (10,177)    (4,831)

(3) ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                               ----      ----
Accounts receivable, trade..................................  $2,665    $2,417
Accounts receivable, other..................................     627       554
                                                              ------    ------
                                                               3,292     2,971
Less allowance for doubtful accounts........................    (414)     (457)
                                                              ------    ------
                                                              $2,878    $2,514
                                                              ======    ======

(4) OTHER ASSETS

     The Company is the named beneficiary on life insurance policies for key management members. The cash surrender value of the policies is recorded net of policy loans of $5,977,000 and $5,553,000 at December 31, 1998 and 1997,
respectively. The net amounts of $2,153,000 and $1,837,000 at December 31, 1998 and 1997, respectively, are included in other assets in the accompanying consolidated balance sheets.

(5) PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment and accumulated depreciation and amortization follows (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
Cable distribution equipment................................  $188,264    $155,119
Furniture, fixtures, automobiles and other..................     8,572       7,520
Buildings, land and improvements............................     3,891       4,247
                                                              --------    --------
                                                               200,727     166,886
Less accumulated depreciation and amortization..............   (87,483)    (71,198)
                                                              --------    --------
     Property, plant and equipment, net.....................  $113,244    $ 95,688
                                                              ========    ========

(6) LONG-TERM OBLIGATIONS

     The Company had outstanding borrowings of $118,000,000 and $85,000,000 at December 31, 1998 and 1997, respectively, under a credit agreement with banks providing for up to $140,000,000 of borrowings. Borrowings bear interest at the bank's floating rate, the London

                      BUFORD GROUP, INC. AND SUBSIDIARIES

Interbank Offered Rate ("LIBOR"), or a combination thereof as selected by the Company, plus a margin dependent on the Company's leverage ratio (as defined in the credit agreement). The weighted average effective interest rate at December 31, 1998 and 1997 was 6.75%. The Company must pay an annual commitment fee ranging from .25% to .375% of the unfunded portion of the commitment. Borrowings under the credit agreement are secured by the common stock of the Company and its subsidiaries. The credit agreement contains certain provisions which limit the Company as to additional indebtedness, sales of assets, liens, guarantees, investments and acquisitions. Additionally, the Company must maintain certain specified financial ratios.

     On April 30, 1998, the bank amended the credit agreement to extend the final maturity date to June 30, 2005. Beginning September 30, 1999, and quarterly thereafter through June 30, 2005, the commitment amount is to be reduced by quarterly amounts ranging from $2,655,000 to $12,685,000. Additionally, on or before April 30 of each year, commencing April 30, 2000, the Company is required to make mandatory payments equal to 50% of the excess cash flow for the previous fiscal year, if any, as defined in the credit agreement.

     In accordance with the credit agreement, the Company has interest rate agreements with various banks to reduce the impact of changes in interest rates. At December 31, 1998, the Company had three interest rate collar agreements expiring in May 1999, October 1999 and June 2000 with a bank covering notional principal amounts of $10,000,000, $10,000,000 and $15,000,000, respectively.
These agreements have maximum cap rates of 8.20%, 7.50% and 6.55%, respectively, and each has a minimum floor rate of 5.65%. The Company also had an interest rate swap agreement with a bank covering a notional amount of $25,000,000, with a fixed rate of 5.73%, which expires in January 2000.

     The Company is exposed to credit loss in the event of nonperformance of the other parties to the above agreements; however, the Company does not anticipate nonperformance by such counterparties.

     As of December 31, 1998, principal payments due on indebtedness in future years was as follows (in thousands):

1999.....................................................   $ 5,310
2000.....................................................    10,620
2001.....................................................    15,340
2002.....................................................    18,880
Thereafter...............................................    67,850

(7) ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                               ----      ----
Accrued programming.........................................  $2,970    $1,312
Accrued property taxes......................................   1,704     1,389
Accrued payroll and benefits................................   1,279     1,764
Accrued interest............................................     514       938
Accrued other...............................................   2,175     1,649
                                                              ------    ------
                                                              $8,642    $7,052
                                                              ======    ======

                      BUFORD GROUP, INC. AND SUBSIDIARIES

(8) INCOME TAXES

     Income tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996 includes the following (in thousands):

                                                            1998     1997     1996
                                                            ----     ----     ----
Current -- State..........................................  $ 250    $ 134    $--
Current -- Federal........................................     49       --     --
Deferred -- Federal.......................................   (525)    (449)    94
                                                            -----    -----    ---
                                                            $(226)   $(315)   $94
                                                            =====    =====    ===

     Actual income tax expense (benefit) differs from the "expected" income tax expense (benefit) (computed by applying the U.S. federal corporate tax rate of 35% to the loss before income taxes) as follows (in thousands):

                                                         1998       1997      1996
                                                         ----       ----      ----
Computed expected tax benefit.........................  $(3,581)   $(1,891)   $ (45)
Change in the valuation allowance.....................      394        328        1
Revision of prior year estimate.......................      299         --     (252)
Employee stock appreciation...........................    2,760      1,231      509
Other.................................................      (98)        17     (119)
                                                        -------    -------    -----
                                                        $  (226)   $  (315)   $  94
                                                        =======    =======    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented as follows (in thousands):

                                                               1998       1997
                                                               ----       ----
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 8,616    $ 5,992
  Alternative minimum tax credit carryforwards..............    5,692      5,692
  Investment in partnerships................................       --      1,593
  Deferred compensation.....................................       --        116
  Other.....................................................      968        670
                                                              -------    -------
       Total gross deferred tax assets......................   15,276     14,063
  Less valuation allowance..................................   (4,764)    (4,370)
                                                              -------    -------
       Net deferred tax assets..............................   10,512      9,693
                                                              -------    -------
Deferred tax liabilities:
  Property and equipment, principally due to differences in
     depreciation...........................................  $11,118    $10,898
  Other.....................................................      632        558
                                                              -------    -------
       Total gross deferred tax liabilities.................   11,750     11,456
                                                              -------    -------
       Net deferred tax liability...........................  $(1,238)   $(1,763)
                                                              =======    =======

     The net changes in the valuation allowance for 1998, 1997 and 1996 were increases of $394,000, $328,000, and $1,000, respectively. The Company has recognized deferred tax assets

                      BUFORD GROUP, INC. AND SUBSIDIARIES
to the extent such assets can be realized through future reversals of existing temporary differences.

     At December 31, 1998, the Company had approximately $24,596,000 of tax net operating loss carryforwards which expire in years 2007 through 2012. In addition, the Company had approximately $5,700,000 of alternative minimum tax credit carryforwards available to reduce future regular federal income taxes over an indefinite period.

(9) LEASE OBLIGATIONS

     Total rental expense for operating leases was $1,427,000, $1,433,000 and $1,264,000 in 1998, 1997 and 1996, respectively. Included in these amounts are payments for pole rental agreements amounting to $1,313,000, $1,306,000 and $1,102,000 in 1998, 1997 and 1996, respectively. Pole rental agreements may be terminated by either party by written notice ranging up to ninety days. The remaining operating lease agreements are primarily for office space and annual minimum aggregate rentals under such leases are not considered material.

(10) EMPLOYEE BENEFIT PLANS

     In January 1992, the Company established a savings plan to provide elective employee and employer contributions under Section 401(k) of the Internal Revenue Code. Under the terms of the plan, the Company may make voluntary contributions to the plan matching employee contributions in percentages and discretionary amounts as determined by the Board of Directors. The Company made matching and discretionary contributions to the plan of $423,000, $459,000 and $397,000 in 1998, 1997 and 1996, respectively.

     Under the terms of the Buford Television Partnership Agreement (the "Agreement") effective January 1, 1994, a new partnership, Buford Television Partnership ("BTP"), was formed to hold the outstanding shares of the Company. Under the terms of this Agreement, the stockholders on January 1, 1994 contributed 100% of their shares to the Partnership. Key employees were granted 12% ownership of future appreciation in the market value of the Company's common stock, as defined in the Agreement, through appreciation percentages. These appreciation percentages have none of the rights associated with ownership of the common stock of the Company, such as voting or dividend rights, and will have no value outside the context of the Agreement. However, the partners of BTP, which include the key employees, have voting rights in the management of BTP, the purpose of which is to acquire, manage, vote, pledge, hold and dispose of the Company's stock and to perform all duties necessary to accomplish the purposes of BTP. On December 1, 1997, the Agreement was amended whereby 620 shares of the Company's common stock were withdrawn from BTP by the principal stockholders, leaving BTP with 380 shares of the Company's common stock, or 38% ownership. However, the aforementioned key employees still retain 12% ownership of the future appreciation in the market value of 100% of the Company's common stock. Participants have vested 20% each year in the accumulated value of their appreciation percentages, and became fully vested as of December 31, 1998. The Company records expense for the accumulated value of the common stock appreciation based on vesting criteria over the five year vesting period, and subsequently, will continue to record expense based on the fully vested status of the key employees and changes in fair value of the Company's common stock. For the years ended December 31, 1998, 1997 and 1996, the Company recognized $7,888,000, $3,519,000 and $1,458,000, respectively, in expense related to the Agreement. The cumulative amount recorded pursuant to this agreement was $14,833,000 as of December 31, 1998.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

     The Company has agreements with several employees that provide for amounts to be paid to such employees in the event of a sale of certain cable systems' assets. The amounts to be paid are based on several factors, including historical cash flow. No amounts have been recorded related to these agreements as the Company has not consummated a sale of any of the cable systems' assets covered by these agreements.

(11) CONTINGENCIES

     In October 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). During May 1993, pursuant to authority granted to it under the 1992 Cable Act, the Federal Communications Commission ("FCC") issued its rate regulation rules which became effective September 1, 1993. These rate regulation rules required cable systems in franchised areas serving at least 1,000 customers, which receive certification and are not subject to effective competition, as defined, to set rates for basic and cable programming services, as well as related equipment and installations, pursuant to general cost-of-service standards or FCC prescribed benchmarks. The Act also entailed quality service criteria and must carry/retransmission requirements.

     On February 1, 1996, Congress passed The Telecommunications Act of 1996 (the "1996 Act") which was signed into law on February 6, 1996. This new law altered federal, state and local laws and regulations for telecommunications providers and services, including the Company. Several aspects of the 1996 Act impact cable television, including the elimination of regulation of the cable programming service tier for certain smaller cable providers, including the Company.

     The Company believes that it has complied with all provisions of the 1992 Cable Act and the 1996 Act including the rate setting provisions promulgated by the FCC.

(12) SUBSEQUENT EVENT (UNAUDITED)

     In May 1999, the Company and its stockholders entered into an agreement to sell all of the common stock of the Company to Classic Cable, Inc. for approximately $302.3 million.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1999
                             (DOLLARS IN THOUSANDS)

                                ASSETS

Cash and cash equivalents...................................  $  2,890
Accounts receivable, net of allowance for doubtful accounts
  of $398...................................................     2,846
Prepaid expenses............................................       484
Property, plant and equipment...............................   208,268
Less accumulated depreciation and amortization..............   (96,913)
                                                              --------
                                                               111,355
Intangible assets:
     Franchise rights.......................................    54,417
     Noncompetition agreements..............................     7,434
     Excess cost over net assets of acquired companies......     2,114
     Other..................................................     1,089
                                                              --------
                                                                65,054
     Less accumulated amortization..........................   (18,613)
                                                              --------
                                                                46,441
Other assets................................................     2,586
                                                              --------
                                                              $166,602
                                                              ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $    491
Deposits and unearned revenues..............................     2,341
Accrued expenses............................................     7,073
Long-term obligations.......................................   112,000
Deferred federal income taxes...............................       976
                                                              --------
          Total liabilities.................................   122,881
                                                              --------
Stockholders' equity:
     Common stock, $1 par value. Authorized 2,000 shares;
      issued and outstanding 1,000 shares...................         1
     Additional capital.....................................    14,058
     Retained earnings......................................    29,662
                                                              --------
          Total stockholders' equity........................    43,721
Commitments and contingencies...............................
                                                              --------
                                                              $166,602
                                                              ========

See accompanying notes to unaudited condensed consolidated financial statements.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
               THREE AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                 (IN THOUSANDS)

                                                        THREE MONTHS         SIX MONTHS
                                                            ENDED               ENDED
                                                          JUNE 30,            JUNE 30,
                                                      -----------------   -----------------
                                                       1999      1998      1999      1998
                                                       ----      ----      ----      ----
Cable television revenues...........................  $19,537   $17,680   $38,398   $32,943
                                                      -------   -------   -------   -------
Operating expenses:
  Programming.......................................    5,213     4,657    10,430     8,762
  Plant and operating...............................    1,683     1,688     3,377     3,345
  General and administrative........................    4,301     4,239     8,461     7,936
  Marketing and advertising.........................      128        57       237       150
  Corporate overhead................................     (430)    2,250       (72)    4,354
  Depreciation and amortization.....................    6,378     5,267    12,105    10,137
                                                      -------   -------   -------   -------
                                                       17,273    18,158    34,538    34,684
                                                      -------   -------   -------   -------
     Operating income (loss)........................    2,264      (478)    3,860    (1,741)
                                                      -------   -------   -------   -------
Other income (expense):
  Interest expense..................................   (2,001)   (2,089)   (4,095)   (3,681)
  Interest income...................................       74        90       166       172
  Other, net........................................     (175)      (77)     (244)      (99)
                                                      -------   -------   -------   -------
                                                       (2,102)   (2,076)   (4,173)   (3,608)
                                                      -------   -------   -------   -------
     Loss before income taxes and cumulative effect
       of change in accounting principle............      162    (2,554)     (313)   (5,349)
Income tax benefit (expense)........................      123       131       210       (25)
                                                      -------   -------   -------   -------
     Loss before cumulative effect of change in
       accounting principle.........................      285    (2,423)     (103)   (5,374)
Cumulative effect of change in accounting principle,
  net of income tax benefit of $52..................       --        --       207        --
                                                      -------   -------   -------   -------
     Net loss.......................................      285   $(2,423)  $  (310)  $(5,374)
                                                      =======   =======   =======   =======

See accompanying notes to unaudited condensed consolidated financial statements.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                 (IN THOUSANDS)

                                                               1999        1998
                                                               ----        ----
Cash flows from operating activities:
  Net loss..................................................  $  (310)   $ (5,374)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
       Depreciation and amortization........................   12,105      10,137
       Non-cash interest expense............................       12          42
       Employee stock appreciation expense..................     (775)      3,550
       Deferred federal income tax benefit..................     (210)       (274)
       Cumulative effect of change in accounting
        principle...........................................      207          --
       Changes in assets and liabilities:
          Accounts receivable...............................       32        (718)
          Prepaid expenses..................................     (318)       (188)
          Accounts payable and accrued expenses.............   (2,111)      1,272
          Deposits and unearned revenues....................      107         201
          Other.............................................     (212)       (178)
                                                              -------    --------
          Net cash provided by operating activities.........    8,527       8,470
                                                              -------    --------
Cash flows from investing activities:
  Additions to property, plant and equipment................   (7,540)    (10,980)
  Acquisition of cable systems..............................       --     (29,900)
  Other.....................................................       --         (89)
                                                              -------    --------
          Net cash used in investing activities.............   (7,540)    (40,969)
                                                              -------    --------
Cash flows from financing activities:
  Proceeds from long-term obligations.......................       --      30,000
  Payments of long-term obligations.........................   (6,000)         --
                                                              -------    --------
          Net cash provided by (used in) financing
            activities......................................   (6,000)     30,000
                                                              -------    --------
Net decrease in cash and cash equivalents...................   (5,013)     (2,499)
Cash and cash equivalents at beginning of period............    7,903       7,890
                                                              -------    --------
Cash and cash equivalents at end of period..................  $ 2,890    $  5,391
                                                              =======    ========

See accompanying notes to unaudited condensed consolidated financial statements.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998

(1) GENERAL AND BASIS OF PRESENTATION

(a) ORGANIZATION

     Buford Group, Inc. and subsidiaries are engaged in cable television operations within the United States. The Company owns and operates cable television systems primarily in Texas, Louisiana, Arkansas, and Missouri.

(b) PRINCIPLES OF CONSOLIDATION

     The unaudited condensed consolidated financial statements include the accounts of Buford Group, Inc. and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

(c) INTERIM FINANCIAL INFORMATION

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position as of June 30, 1999, and the results of operations and cash flows for the three and six months ended June 30, 1999 and 1998. These results are not necessarily indicative of the results to be expected for the full fiscal year.

(d) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) COMPREHENSIVE INCOME

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," in the first quarter of 1998, which required companies to disclose comprehensive income separately from net income. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-ownership sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. The adoption of this statement had no effect on the Company at December 31, 1998, because the Company has no elements of other comprehensive income. Accordingly, comprehensive income and net income are the same amount for each period presented.

(2) RECENT ACCOUNTING PRONOUNCEMENT

     The Company adopted the provisions of Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities," effective as of January 1, 1999. This pronouncement requires that costs of start-up activities, including organizational costs, should be expensed as incurred. As a result of adopting SOP 98-5, the Company recorded a charge of $259,000, less tax benefit of $52,000, as the cumulative effect of recording the change in accounting principle as of January 1, 1999.

                      BUFORD GROUP, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(3) CONTINGENCIES

     In October 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). During May 1993, pursuant to authority granted to it under the 1992 Cable Act, the Federal Communications Commission ("FCC") issued its rate regulation rules which became effective September 1, 1993. These rate regulation rules required cable systems in franchised areas serving at least 1,000 customers, which receive certification and are not subject to effective competition, as defined, to set rates for basic and cable programming services, as well as related equipment and installations, pursuant to general cost-of-service standards or FCC prescribed benchmarks. The Act also entailed quality service criteria and must carry/retransmission requirements.

     On February 1, 1996, Congress passed The Telecommunications Act of 1996 (the "1996 Act") which was signed into law on February 6, 1996. This new law altered federal, state and local laws and regulations for telecommunications providers and services, including the Company. Several aspects of the 1996 Act impact cable television, including the elimination of regulation of the cable programming service tier for certain smaller cable providers, including the Company.

     The Company believes that it has complied with all provisions of the 1992 Cable Act and the 1996 Act including the rate setting provisions promulgated by the FCC.

(4) SUBSEQUENT EVENTS

     In May 1999, the Company and its shareholders entered into an agreement to sell the common stock of the Company to Classic Cable, Inc. On July 29, 1999, the sale was consummated for a total selling price of approximately $297.8 million. In connection with the Buford Television Partnership Agreement (the "Agreement"), the Buford Television Partnership granted ownership in 12% of future appreciation in the market value of the Company's common stock, to certain key employees. At December 31, 1998, the Company had accrued an estimated liability under this agreement of approximately $14.8 million. The key employees covered by the Agreement received approximately $14.1 million in satisfaction of their rights under the agreement at the time of sale. Accordingly, the Company recorded a credit of approximately $.7 million to corporate overhead expense during the three months ended June 30, 1999.

     Additionally, the Company paid out approximately $2.6 million to certain employees under separate agreements that provided for payments in the event of the sale of certain cable systems' assets. The Company has not recognized expense at June 30, 1999 related to these agreements as such amounts are payable only upon consummation of a sale of cable system assets and were recognized when the sale closed.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Star Cable Associates

In our opinion, the accompanying balance sheets and the related statements of operations and changes in partners' capital (deficiency) and cash flows present fairly, in all material respects, the financial position of Star Cable Associates at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
July 26, 1999

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                           (IN THOUSANDS OF DOLLARS)

                                     ASSETS

                                                                1998      1997
                                                                ----      ----
Current assets:
  Cash and cash equivalents.................................  $  3,013   $ 3,044
  Accounts receivable, net..................................       871       649
  Construction materials....................................       348       400
  Prepaid expenses and other current assets.................       194       219
                                                              --------   -------
          Total current assets..............................     4,426     4,312
Property, plant and equipment net, (Note 6).................    50,478    49,710
Deferred financing costs, net...............................       451       249
Intangible assets:
  Subscriber lists..........................................       538       538
  Franchise rights..........................................     8,687     2,994
  Noncompete agreements.....................................     1,157     1,157
  Goodwill..................................................     6,585     4,714
  Other.....................................................        41        38
                                                              --------   -------
                                                                17,008     9,441
  Less accumulated amortization.............................    (6,818)   (6,276)
                                                              --------   -------
                                                                10,190     3,165
                                                              --------   -------
          Total assets......................................  $ 65,545   $57,436
                                                              ========   =======

                 LIABILITIES AND PARTNERS' CAPITAL (DEFICIENCY)

Current Liabilities:
  Accounts payable..........................................  $  1,250   $ 1,114
  Subscriber deposits and unearned income...................     1,012       805
  Other accrued liabilities.................................       157       277
  Accrued interest payable..................................       228       185
  Management fees payable (Note 12).........................       120        50
                                                              --------   -------
          Total current liabilities.........................     2,767     2,431
Deferred installation revenue...............................       235       278
Accrued interest payable -- subordinated debt...............       250       250
Senior debt (Note 7)........................................    39,000    31,200
Subordinated debt -- Related party (Note 8).................    35,245    32,209
                                                              --------   -------
          Total liabilities.................................    77,497    66,368
                                                              --------   -------
Commitments and contingencies (Notes 3, 11 and 13)
Partners' capital (deficiency)..............................   (11,952)   (8,932)
                                                              --------   -------
          Total liabilities and partners' capital
            (deficiency)....................................  $ 65,545   $57,436
                                                              ========   =======

   The accompanying notes are an integral part of these financial statements.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

     STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL (DEFICIENCY)
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                           (IN THOUSANDS OF DOLLARS)

                                                                1998      1997      1996
                                                                ----      ----      ----
Revenues....................................................  $ 18,447   $16,950   $15,902
                                                              --------   -------   -------
Operating expenses:
  Programming...............................................     5,435     5,016     4,449
  CATV system operating costs...............................     2,588     2,536     2,538
  General and administrative................................     1,691     1,603     1,787
  Marketing and advertising.................................       230       207       163
  Management fees...........................................       644       589       547
  Depreciation and amortization.............................     5,393     5,122     5,395
                                                              --------   -------   -------
          Total operating expenses..........................    15,981    15,073    14,879
                                                              --------   -------   -------
Income from operations......................................     2,466     1,877     1,023
                                                              --------   -------   -------
Other income (expense):
  Interest income...........................................       167       192       182
  Interest expense (Note 8).................................    (5,652)   (5,575)   (4,440)
  (Loss) gain on sale of assets.............................        (1)       (5)      714
                                                              --------   -------   -------
                                                                (5,486)   (5,388)   (3,544)
                                                              --------   -------   -------
Loss before extraordinary item..............................    (3,020)   (3,511)   (2,521)
Extraordinary item:
  Loss on early extinguishment of debt......................        --      (249)       --
                                                              --------   -------   -------
          Net loss..........................................    (3,020)   (3,760)   (2,521)
Partners' capital (deficiency), beginning of year...........    (8,932)   (5,172)   (2,651)
                                                              --------   -------   -------
Partners' capital (deficiency), end of year.................  $(11,952)  $(8,932)  $(5,172)
                                                              ========   =======   =======

   The accompanying notes are an integral part of these financial statements.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                           (IN THOUSANDS OF DOLLARS)

                                                                1998       1997      1996
                                                                ----       ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (3,020)  $ (3,760)  $(2,521)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................     4,854      4,706     4,908
     Amortization of intangibles............................       539        416       487
     Amortization of deferred financing costs...............        37         49        45
     Accrued interest on subordinated debt -- Related
       party................................................     3,036      3,552     2,457
     Extraordinary item -- loss on early extinguishment of
       debt.................................................        --        249        --
     Loss (gain) on sale of assets..........................         1          5      (714)
  Changes in working capital:
     Accounts receivable, net...............................      (222)       203      (196)
     Construction materials.................................        52         24       124
     Prepaid expenses and other current assets..............        25         36       175
     Accounts payable.......................................       136        263      (209)
     Subscriber deposits and unearned income................       207        (26)      (76)
     Other accrued liabilities..............................      (120)       (47)     (405)
     Accrued interest payable...............................        43        (28)       95
     Deferred installation revenue..........................       (43)      (111)      (95)
     Management fees payable................................        70          4        42
                                                              --------   --------   -------
          Net cash provided by operating activities.........     5,595      5,535     4,117
                                                              --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of CATV systems..................................    (9,586)        --      (585)
  Capital expenditures......................................    (3,612)    (2,460)   (2,750)
  Proceeds from sale of other assets........................        11         10         8
  Proceeds from sale of CATV systems, net...................        --         --       902
                                                              --------   --------   -------
          Net cash used in investing activities.............   (13,187)    (2,450)   (2,425)
                                                              --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving credit facility................    39,000     31,200        --
  Repayments of revolving credit facility...................   (31,200)   (24,250)     (750)
  Repayments of subordinated debt -- Related party..........        --    (10,650)   (1,000)
  Expenditures for deferred financing costs.................      (239)      (257)     (161)
                                                              --------   --------   -------
          Net cash provided by (used in) financing
            activities......................................     7,561     (3,957)   (1,911)
                                                              --------   --------   -------
Net decrease in cash and cash equivalents...................       (31)      (872)     (219)
Cash and cash equivalents, beginning of year................     3,044      3,916     4,135
                                                              --------   --------   -------
Cash and cash equivalents, end of year......................  $  3,013   $  3,044   $ 3,916
                                                              ========   ========   =======
Supplemental schedule of cash flow information:
  Cash interest paid........................................  $  2,536   $  1,928   $ 1,653
                                                              ========   ========   =======
  Accrued interest on subordinated debt -- Related party....  $  3,036   $  3,552   $ 2,457
                                                              ========   ========   =======

   The accompanying notes are an integral part of these financial statements.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                       NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

     Star Cable Associates (the Partnership) is a general partnership formed under the laws of the Commonwealth of Pennsylvania on August 6, 1986 to acquire, develop and operate community antenna television systems (CATV systems). The Partnership is governed by the Partnership Agreement and the Pennsylvania Uniform Partnership Act. The Partnership operates CATV systems in Texas, Louisiana and Ohio.

     Distributions, additional capital contributions and allocations of profits and losses among the partners are determined in accordance with the provisions of the Partnership Agreement. The Partnership Agreement also provides the general partners with the right to acquire each other's respective Partnership interests under certain conditions. Star Cable Management, Inc. (SCM), is the managing general partner (Note 12).

2. ACQUISITIONS

     In November 1998, the Partnership acquired additional CATV systems in Louisiana from Galaxy Telecom L.P. (the Galaxy acquisition) for approximately $9,586,000 in cash, including transaction costs. Based on appraised values, approximately $2,022,000 of the purchase price was allocated to tangible assets (primarily distribution systems) and $7,564,000 was allocated to intangible assets. The purchase price was financed from borrowings under the Partnership's senior revolving credit facility.

     In February 1999, the Partnership acquired certain operating assets of a CATV system from Illini Cablevision of Sabine, Inc., Illini Cablevision of Fort Polk, Inc. and Cable West of Louisiana, Inc. (the Illini acquisition) for approximately $15,000,000 in cash. Based on appraised values, approximately $4,952,000 of the purchase price has been allocated to tangible assets (primarily distribution systems) and $10,048,000 has been allocated to intangible assets. These acquisitions were financed primarily from additional borrowings of approximately $12,700,000 under the Partnership's revolving credit facility.

     The above acquisitions were accounted for using the purchase method and, accordingly, the operating results of the systems acquired have been included in the Partnership's financial statements since the date of acquisition.

     The following summarized unaudited pro forma financial information assumes the Galaxy acquisition had occurred on January 1, 1998 and 1997, respectively, and the Illini acquisition had occurred on January 1, 1998. The following pro forma information is not necessarily indicative of the results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it indicative of future operating results (in thousands):

                                                                 YEARS ENDED
                                                                 DECEMBER 31
                                                              -----------------
                                                               1998      1997
                                                               ----      ----
Revenues....................................................  $24,907   $19,587
Net loss....................................................  $  (871)  $(3,540)

3. CABLE RATE REGULATION

     In recent years, the cable television industry has been subject to Federal Communications Commission (FCC) regulation under the Telecommunications Act of 1996 and, previously, the Cable Television Consumer Protection and Competition Act of 1992 and related FCC regulations.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

On April 1, 1999, programming tier cable television rates were deregulated. Basic rates remain subject to local rate regulations if the community becomes certified to regulate through the FCC. The Partnership currently has no communities actively regulating basic rates.

     During the periods the Partnership's cable rates were subject to regulation under the 1996 Act, the Partnership believes it met the FCC definition for small system relief from certain of the regulations. During the period its rates were subject to the 1992 Act, the Partnership generally justified its rates on the "cost-of-service" basis. In each case, management believes it fairly interpreted and applied the applicable laws and regulations.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS SEGMENT

     The Partnership is primarily engaged in one line of business and has one industry segment, which is to acquire, develop and operate CATV systems.

  REVENUE RECOGNITION

     Revenue from cable services includes earned subscriber service revenue and fees for installations and connections. Subscriber service revenue is recognized in the period in which the services are provided to the customers. Subscriber services paid for in advance are recorded as income when earned.

     Initial installation revenue is recognized when the service is performed, to the extent of direct selling costs, with any balance deferred and taken into income over the estimated average period that subscribers are expected to remain connected to the system.

  INCOME TAXES

     The partners are required to report their respective share of the Partnership's taxable income or loss in their individual income tax returns and are personally liable for any related taxes thereon. Accordingly, no provision for income taxes has been made in the accompanying financial statements of the Partnership.

     The Partnership has not provided unaudited pro forma information as if the Partnership was a taxable entity, since the Partnership would have no income tax benefit under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," due to the recognition of a full valuation allowance against the Partnership's net deferred tax assets.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of 3 months or less.

  CONSTRUCTION MATERIALS

     Construction materials are carried at cost and represent electronic components and other materials purchased to maintain or to construct cable television systems.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost.

     Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Buildings and improvements.............................     25 years
Cable television distribution systems and plant........   7-12 years
Equipment..............................................    5-7 years
Transportation vehicles................................      5 years
Furniture and fixtures.................................      7 years

     Leasehold improvements are amortized over the shorter of their estimated life or the period of the related leases.

     Initial subscriber costs are capitalized as part of cable television distribution systems pursuant to industry practice. Costs related to disconnects and reconnects of customers are expensed as incurred. Maintenance and repair costs are charged to expense as incurred.

  DEFERRED FINANCING COSTS

     Deferred financing costs are capitalized and amortized using the interest method over the term of the related debt.

  INTANGIBLE ASSETS

     Amounts allocated to specific identifiable intangible assets in connection with CATV system acquisitions are capitalized and amortized using the straight-line method over periods ranging as follows:

Noncompete agreements..................................   5-15 years
Subscriber lists.......................................     10 years
Franchise rights.......................................      7 years
Goodwill...............................................     20 years

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically reviews the carrying amounts of property, plant and equipment, identifiable intangible assets and goodwill both purchased in the normal course of business and acquired through acquisition to determine whether current events or circumstances, as defined in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," warrant adjustments to such carrying amounts by considering, among other things, the future cash inflows expected to result from the use of the asset and its eventual disposition less the future cash outflows expected to be necessary to obtain those inflows. At this time, future cash inflows exceed future cash outflows; thus, no impairment loss has been recognized. Management reviews the valuation and amortization periods of goodwill on a periodic basis, taking into consideration any events or circumstances which might result in diminished fair value or revised useful life. No events or circumstances have occurred to warrant a diminished fair value or reduction in the useful life of goodwill.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Partnership to concentrations of credit risk are primarily cash, cash equivalents and accounts receivable. Excess cash is invested in high quality short-term liquid money instruments issued by highly-rated financial institutions. Concentrations of credit risk with respect to the Partnership receivables are limited due to the geographic dispersion and large number of customers, individually small balances, short payment terms and required deposits.

  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of the Partnership's debt (Notes 7 and 8) approximates the book value due to the variable interest rates of the debt.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Recently, the FASB delayed the effective date of this statement for one year through the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133 and an Amendment of SFAS No. 133." Because of the Partnership's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Partnership.

5. ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following (in thousands):

                                                              DECEMBER 31
                                                              ------------
                                                              1998    1997
                                                              ----    ----
Accounts receivable, subscriber.............................  $915    $643
Accounts receivable, related party..........................    10      41
Less allowance for doubtful accounts........................   (54)    (35)
                                                              ----    ----
Accounts receivable, net of allowance.......................  $871    $649
                                                              ====    ====

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                                  DECEMBER 31
                                                              -------------------
                                                                1998       1997
                                                                ----       ----
Land........................................................  $     54   $     54
Buildings and improvements..................................       232        232
Cable television distribution systems.......................    55,269     50,487
Towers, head-ends and transmission equipment................     6,648      6,324
Transportation vehicles.....................................     1,355      1,181
Furniture and fixtures......................................     1,822      1,590
                                                              --------   --------
                                                                65,380     59,868
Less accumulated depreciation...............................   (14,902)   (10,158)
                                                              --------   --------
                                                              $ 50,478   $ 49,710
                                                              ========   ========

7. SENIOR DEBT

     The Partnership has a revolving credit facility with certain lenders. In October 1997, the Partnership amended its loan agreement with the lenders to increase the maximum borrowing under the revolving credit facility from $25 million to $35 million. This amendment resulted in the write-off of unamortized debt issuance costs of approximately $249,000 which had been reflected as an extraordinary item in the 1997 Statement of Operations.

     In November 1998, in connection with the acquisition of the CATV systems in Louisiana, the loan agreement was again amended to increase the maximum borrowings under the revolving credit facility from $35 million to $55 million. The borrowings outstanding under the revolving credit facility totaled $39 million and $31.2 million at December 31, 1998 and 1997, respectively.

     Under the Amended and Restated Loan Agreement, interest accrues at the option of the Partnership at (1) 0.375% to 1.5% over the bank's prime rate or
(2) 1.375% to 2.5% over the LIBOR rate based on the Partnership's leverage ratio, as defined in the loan agreement. Based on the option selected, interest is payable currently on a quarterly basis for option (1) or at the end of the selected term (which can range between 1 and 6 months) for option (2). The interest rate in effect under the revolving credit facility was in a range of 7.50% to 7.66% at December 31, 1998 and was 8.19% at December 31, 1997. Terms of the loan agreement provides for fees of .25 percent per annum on the average daily unused balance of the revolving credit facility.

     The revolving credit facility requires quarterly payments of principal beginning March 31, 2001 through December 31, 2006. In the event that current borrowings do not increase and no principal payments are made before they are required, quarterly principal payments would range from $1,375,000 to $2,062,500.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a schedule of principal payments as of December 31, 1998 (in thousands):

                 YEAR ENDING DECEMBER 31
                 -----------------------
1999.....................................................   $    --
2000.....................................................        --
2001.....................................................     5,500
2002.....................................................     5,500
2003.....................................................     8,250
Thereafter...............................................    19,750
                                                            -------
                                                            $39,000
                                                            =======

     The loan agreement includes various covenants and restrictions relating to additional indebtedness, disposition of major assets, capital expenditures, management fees, and certain operating and financial covenants. The loan agreement limits Partnership distributions and provides reimbursement to the bank, under certain circumstances, for any potential reduction in the rate of return on the bank's capital as a consequence of its obligations under the agreement. The loan is collateralized by substantially all of the Partnership's assets.

8. SUBORDINATED DEBT-RELATED PARTY

     Subordinated debt-Related party consist of (in thousands):

                                                                 DECEMBER 31
                                                              -----------------
                                                               1998      1997
                                                               ----      ----
Subordinated notes -- Principal.............................  $27,040   $27,040
Subordinated notes -- accrued interest......................    8,205     5,169
                                                              -------   -------
          Total.............................................  $35,245   $32,209
                                                              =======   =======

     The Partnership entered into a series of loan agreements with the managing general partner of the Partnership. At December 31, 1998 and 1997, $27,039,673 of principal remained outstanding under the loan agreements. The loans mature on December 31, 2003 and accrue interest at prime plus 1/2% due monthly. The interest rate in effect at December 31, 1998 and 1997 was 8.25% and 9.0%, respectively.

     In connection with the October 1997 amendment to the Partnership's Senior Debt (Note 7), principal and accrued interest outstanding on subordinated notes in the amount of approximately $10,650,000 were paid off.

     On October 31, 1997, the Partnership entered into a new subordination agreement that prohibits any repayment of principal and interest on the subordinated notes until such time as the senior debt has been paid or the senior lenders agree to such repayments. Accrued interest is added to principal on its due date.

9. SELF-INSURED MEDICAL PLAN

     The Partnership participates in a self-insured medical plan with certain related entities. Medical claims are paid by the Partnership for all related entities that share in the proportional risk of the plan. Claims paid by the Partnership on behalf of these entities are subsequently reimbursed. Claims paid relating to the Partnership's employees amounted to approximately

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

$227,000, $129,000 and $146,000 in 1998, 1997 and 1996, respectively. The
Partnership is liable for each employee's medical expenses up to $32,500 per year with claims in excess of $32,500 reinsured with a third party.

10. DEFINED CONTRIBUTION SAVINGS PLAN

     The Partnership has a defined contribution 401(k) plan available to substantially all employees. Under the plan, the Partnership matches 50% of eligible employees' annual contributions up to $250 per employee. Partnership matching contributions to the plan in 1998, 1997 and 1996 were approximately $9,400, $9,400 and $9,200, respectively.

11. DEFERRED COMPENSATION

     The Partnership has a Deferred Equity Bonus Plan (the Plan) for certain key employees providing for the earning of bonuses based on the appreciation in the market value of the Partnership's various CATV systems from the base year as defined in the Plan document. The bonus earned vests over a ten year period from the date an employee becomes operating manager at a CATV system and is payable at the time such CATV system is sold. As of December 31, 1998 and 1997, no amounts were due under the Plan.

12. RELATED-PARTY TRANSACTIONS

     SCM, the managing general partner, supervises and manages the operations of the Partnership's CATV systems and performs certain other duties with respect to the Partnership's operations. Management fees, as prescribed by the management agreement, are not to exceed 3.5% of the quarterly gross revenues of the Partnership, plus additional amounts as defined under the terms of the management agreement. SCM is also entitled to be reimbursed for certain direct costs incurred on behalf of the Partnership. The management agreement expires on the earlier of January 31, 2001, the date SCM is no longer a general partner, or (as to any individual CATV system) on the closing date of the sale of the respective system. Management fees earned by SCM in 1998, 1997 and 1996 approximated $644,000, $589,000 and $547,000, respectively.

     The Partnership pays certain employee wages and benefits, lease and general and administrative costs on behalf of certain related entities. These costs are included in other receivables and are subsequently reimbursed by the related entities. At December 31, 1998 and 1997, such related-party receivables were approximately $10,000 and $41,000, respectively.

13. LEASE COMMITMENTS

     The Partnership leases office space and land used in the conduct of its business under long-term noncancelable operating leases expiring at various times. In May 1997, the Partnership entered into a 3-year operating lease renewal with a related entity for its office space. The rental obligation provides for monthly rentals of approximately $3,500 over the term of the lease. Total rent expense for all leases, including cancelable pole use leases, for the years ended December 31, 1998, 1997 and 1996 was approximately $81,000, $84,000 and $243,000, respectively.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a schedule of minimum lease payments required under noncancelable operating leases as of December 31, 1998 (in thousands):

YEAR ENDING DECEMBER 31
-----------------------
1999........................................................   $ 88
2000........................................................     39
2001........................................................     13
2002........................................................      4
2003........................................................      2
Thereafter..................................................      3
                                                               ----
                                                               $149
                                                               ====

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                       UNAUDITED CONDENSED BALANCE SHEET
                                 JUNE 30, 1999
                           (IN THOUSANDS OF DOLLARS)

                                ASSETS
                                                               JUNE 30
                                                                 1999
                                                               -------
Current assets:
  Cash and cash equivalents.................................   $  3,692
  Accounts receivable, net..................................        832
  Construction materials....................................        349
  Prepaid expenses and other current assets.................         62
                                                               --------
          Total current assets..............................      4,935
Property, plant and equipment net,..........................     53,225
Deferred financing costs, net...............................        474
Intangible assets:
  Subscriber lists..........................................        538
  Franchise rights..........................................     16,128
  Noncompete agreements.....................................      1,416
  Goodwill..................................................      9,064
  Other.....................................................        650
                                                               --------
                                                                 27,796
  Less accumulated amortization.............................     (8,160)
                                                               --------
                                                                 19,636
                                                               --------
          Total assets......................................   $ 78,270
                                                               ========

            LIABILITIES AND PARTNERS' CAPITAL (DEFICIENCY)

Current Liabilities:
  Accounts payable..........................................   $  1,215
  Subscriber deposits and unearned income...................      1,087
  Other accrued liabilities.................................        252
  Accrued interest payable..................................        382
  Management fees payable...................................         74
                                                               --------
          Total current liabilities.........................      3,010
Deferred installation revenue...............................        192
Deferred compensation.......................................        425
Accrued interest payable-subordinated debt..................        121
Senior debt.................................................     51,700
Subordinated debt -- Related party..........................     36,872
                                                               --------
          Total liabilities.................................     92,320
                                                               --------
Commitments and contingencies
Partners' capital (deficiency)..............................    (14,050)
                                                               --------
          Total liabilities and partners' capital
          (deficiency)......................................   $ 78,270
                                                               ========

    The accompanying notes are an integral part of these condensed financial statements.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

  UNAUDITED CONDENSED STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL
                                  (DEFICIENCY)
                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                           (IN THOUSANDS OF DOLLARS)

                                                                1999       1998
                                                                ----       ----
Revenues....................................................  $ 12,434   $  8,976
                                                              --------   --------
Operating expenses:
  Programming...............................................     3,742      2,589
  CATV system operating costs...............................     2,010      1,234
  General and administrative................................     1,083        795
  Marketing and advertising.................................       152        146
  Management fees...........................................       433        313
  Depreciation and amortization.............................     3,722      2,479
                                                              --------   --------
          Total operating expenses..........................    11,142      7,556
                                                              --------   --------
Income from operations......................................     1,292      1,420
                                                              --------   --------
Other income (expense):
  Interest income...........................................        58         79
  Interest expense..........................................    (3,406)    (2,804)
  Loss on sale of assets....................................       (42)        (1)
                                                              --------   --------
                                                                (3,390)    (2,726)
                                                              --------   --------
          Net loss..........................................    (2,098)    (1,306)
Partners' capital (deficiency), beginning of period.........   (11,952)    (8,932)
                                                              --------   --------
Partners' capital (deficiency), end of period...............  $(14,050)  $(10,238)
                                                              ========   ========

    The accompanying notes are an integral part of these condensed financial statements.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                           (IN THOUSANDS OF DOLLARS)

                                                                1999      1998
                                                                ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (2,098)  $(1,306)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................     2,609     2,315
     Amortization of intangibles............................     1,113       164
     Amortization of deferred financing costs...............        28        16
     Accrued interest on subordinated debt -- Related
      party.................................................     1,627     1,624
     Loss (gain) on sale of assets..........................        42         1
     Deferred compensation..................................       425        --
  Changes in working capital:
     Accounts receivable, net...............................        39         7
     Construction materials.................................        (1)       51
     Prepaid expenses and other current assets..............       132         1
     Accounts payable.......................................       (35)     (149)
     Subscriber deposits and unearned income................        75        40
     Other accrued liabilities..............................        95      (137)
     Accrued interest payable...............................       154        22
     Deferred installation revenue..........................       (43)      (22)
     Accrued interest payable -- subordinated debt..........      (129)     (129)
     Management fees payable................................       (46)        3
                                                              --------   -------
          Net cash provided by operating activities.........     3,987     2,501
                                                              --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of CATV systems..................................   (14,500)       --
  Capital expenditures......................................    (1,469)   (1,602)
  Proceeds from sale of other assets........................        12        11
  Proceeds from sale of CATV systems, net...................        --        --
                                                              --------   -------
          Net cash used in investing activities.............   (15,957)   (1,591)
                                                              --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving credit facility................    12,700        --
  Expenditures for deferred financing costs.................       (51)       (5)
                                                              --------   -------
          Net cash provided by (used in) financing
            activities......................................    12,649        (5)
                                                              --------   -------
Net decrease in cash and cash equivalents...................       679       905
Cash and cash equivalents, beginning of period..............     3,013     3,044
                                                              --------   -------
Cash and cash equivalents, end of period....................  $  3,692   $ 3,949
                                                              ========   =======
Supplemental schedule of cash flow information:
  Cash interest paid........................................  $  1,744   $ 1,272
                                                              ========   =======
  Accrued interest on subordinated debt -- Related party....  $  1,627   $ 1,624
                                                              ========   =======

    The accompanying notes are an integral part of these condensed financial statements.

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

            NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION

     Star Cable Associates (the Partnership) is a general partnership formed under the laws of the Commonwealth of Pennsylvania on August 6, 1986 to acquire, develop and operate community antenna television systems (CATV systems). The Partnership is governed by the Partnership Agreement and the Pennsylvania Uniform Partnership Act. The Partnership operates CATV systems in Texas, Louisiana and Ohio.

2. ACQUISITIONS

     In November 1998, the Partnership acquired additional CATV systems in Louisiana from Galaxy Telecom L.P. (Galaxy acquisition) for approximately $9,586,000 in cash, including transaction costs. Based on appraised values, approximately $2,022,000 of the purchase price was allocated to tangible assets (primarily distribution systems) and $7,564,000 was allocated to intangible assets. The purchase price was financed from borrowings under the Partnership's senior revolving credit facility.

     In February 1999, the Partnership acquired certain operating assets of a CATV system from Illini Cablevision of Sabine, Inc., Illini Cablevision of Fort Polk, Inc. and Cable West of Louisiana, Inc. (the Illini acquisition) for approximately $15,000,000 in cash. Based on appraised values, approximately $4,952,000 of the purchase price has been allocated to tangible assets (primarily distribution systems) and $10,048,000 has been allocated to intangible assets. These acquisitions were financed primarily from additional borrowings of approximately $12,700,000 under the Partnership's revolving credit facility.

     These acquisitions were accounted for using the purchase method, and accordingly, the operating results of the systems acquired have been included in the Partnership's financial statements since the date of acquisition.

     The following summarized unaudited pro forma financial information assumes the Illini acquisition had occurred on January 1, 1999 and 1998, respectively, and the Galaxy acquisition had occurred on January 1, 1998. The following pro forma information is not necessarily indicative of the results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it indicative of future operating results (in thousands):

                                                                 SIX MONTHS
                                                                    ENDED
                                                                   JUNE 30
                                                              -----------------
                                                               1999      1998
                                                               ----      ----
Revenues....................................................  $12,790   $12,406
Net loss....................................................  $(2,001)  $  (130)

                             STAR CABLE ASSOCIATES
                      (A PENNSYLVANIA GENERAL PARTNERSHIP)

     NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

3. DEFERRED COMPENSATION

     The Partnership has a Deferred Equity Bonus Plan (the Plan) for certain key employees providing for the earning of bonuses based on the appreciation in the market value of the
Partnership's various CATV systems from the base year as defined in the Plan document. The bonus earned vests over a ten year period from the date an employee becomes operating manager at a CATV system and is payable at the time such CATV system is sold. For the six months ended June 30, 1999 and 1998, the Partnership recognized approximately $425,000 and $0 of expense, respectively, related to the Plan. The liability outstanding under the Plan at June 30, 1999 and 1998 was approximately $425,000 and $0, respectively.

                                  UNDERWRITING

     Classic, the Selling Stockholders and the underwriters for the U.S. offering (the "U.S. Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered in the United States. Subject to certain conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation are the representatives of the U.S. underwriters.

                                                              NUMBER
                                                                OF
                        UNDERWRITERS                          SHARES
                        ------------                          ------
Goldman, Sachs & Co. .......................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Donaldson, Lufkin & Jenrette Securities Corporation.........
         Total..............................................
                                                              -------
                                                              =======

     If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an
additional      shares from           to cover such sales. They may exercise
that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts to be paid to the U.S. underwriters by Classic. Such amounts are shown assuming both no exercise and full exercise of the U.S. underwriters' option to purchase additional shares.

                              PAID BY CLASSIC
                            --------------------
                               NO         FULL
                            EXERCISE    EXERCISE
                            --------    --------
Per share.................  $           $
Total.....................  $           $

     The following table shows the per share and total underwriting discounts
and commissions to be paid to the U.S. underwriters by                . Such
amounts are shown assuming full exercise of the U.S. underwriters' option to
purchase additional shares from                .

                                 PAID BY
                                 -------
Per share................
Total....................

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be
sold at a discount of up to $     per share from the initial public offering
price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Classic and the Selling Stockholders have entered into underwriting agreements with the underwriters for the international offering for the sale of shares outside of the United States. The terms and conditions of both offerings are the same and the sale of shares in both offerings are conditioned on each other. Goldman Sachs International, Merrill Lynch International and Donaldson,

Lufkin & Jenrette International are
representatives of the underwriters for the international offering outside the United States ("the International Underwriters"). Classic has granted the International Underwriters a similar option to purchase up to an aggregate of an
additional           shares.

     The underwriters for both of the offerings have entered into an agreement in which they have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The underwriters have also agreed that they may sell shares among each of the underwriting groups.

     Classic, all of its directors and executive officers, and approximately   %
of its stockholders have agreed with the underwriters not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the offerings, there has been no public market for the shares. The initial public offering price will be negotiated among Classic and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Classic's historical performance, estimates of the business potential and earnings prospects of Classic, an assessment of Classic's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Application has been made for quotation of the Class A common stock on the Nasdaq National Market under the symbol "CLSC".

     In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Classic and the Selling Stockholders estimate that their share of the total expenses of the offerings, excluding underwriting discounts and commissions,
will be approximately $     and $     , respectively.

     Classic and the Selling Stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to Classic and its affiliates for which they have in the past received, and may in the future receive, customary fees. Specifically, Goldman, Sachs & Co., Merrill

Lynch, Pierce, Fenner & Smith Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation served as the initial purchasers in the July 1999 offering of $150,000,000 of 9 3/8% Senior Subordinated Notes due 2009 of Classic Cable. The initial purchasers received customary underwriting discounts.

     This prospectus may be used by the underwriters and other dealers in connection with offers and sales of shares, including sales of shares initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

     Affiliates of Goldman, Sachs & Co. own a 9% interest in Brera Classic, which owns approximately 64% of the capital stock of Classic prior to this
offering and      % after giving effect to this offering. See "Principal and
Selling Stockholders."

             ------------------------------------------------------
             ------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................   14
Forward-Looking Statements............   21
Use of Proceeds.......................   21
Dividend Policy.......................   22
Capitalization........................   23
Dilution..............................   25
Unaudited Pro Forma Consolidated
  Financial Information...............   26
Selected Historical Consolidated
  Financial Data -- Classic
  Communications, Inc. ...............   36
Selected Historical Consolidated
  Financial Data -- Buford Group,
  Inc. ...............................   37
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   38
Business..............................   51
Legislation and Regulation............   66
Management............................   77
Certain Relationships and Related
  Transactions........................   86
Principal and Selling Stockholders....   88
Description of Certain Indebtedness...   90
Description of Capital Stock..........   98
Shares Eligible for Future Sale.......  105
Important United States Federal Tax
  Considerations for Non-United States
  Holders.............................  107
Legal Matters.........................  109
Experts...............................  109
Change in Accountants.................  109
Where You Can Find More Information...  110
Index to Consolidated Financial
  Statements..........................  F-1
Underwriting..........................  U-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                            Shares
                          CLASSIC COMMUNICATIONS, INC.
                              Class A Common Stock
                             ---------------------

                         [CLASSIC COMMUNICATIONS LOGO]

                             ---------------------
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                          DONALDSON, LUFKIN & JENRETTE

                      Representatives of the Underwriters
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

SEC registration fee........................................  $55,948
NASD Filing fee.............................................  $20,625
Nasdaq National Market listing fee..........................  $
Printing and engraving expenses.............................  $
Legal fees and expenses.....................................  $
Accounting fees and expenses................................  $
Blue sky fees and expenses..................................  $ 7,500
Transfer agent and registrar fees and expenses..............  $ 5,000
Miscellaneous fees and expenses.............................  $
                                                              -------
          Total.............................................  $

Classic will bear all of the expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants each corporation organized thereunder, such as the Registrant, the power to indemnify its directors and officers against liabilities for certain of their acts. Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Registrant, eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article Eighth of the Registrant's Certificate of Incorporation has eliminated the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL.

     Article 8 of the Registrant's Amended and Restated Certificate of Incorporation provides as follows: The Corporation shall indemnify its directors and may indemnify its officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors of the Corporation. The right to indemnification shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The Corporation may, to the extent authorized from time to time by the board of directors of the Corporation, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of the stockholders of the Corporation or disinterested directors of the Corporation or otherwise. Any repeal or modification of the Certificate of Incorporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification. Article 8 of the Registrant's By-Laws provides the same.

     Each of the directors of the Registrant are parties to indemnification agreements whereby the Registrant agrees to indemnify each director to the fullest extent authorized or permitted by law for claims relating to the fact that the individual is or was a director of the Registrant. The agreement also provides that if the Registrant maintains an insurance policy providing directors liability insurance, the director shall be covered to the maximum extent of the coverage available.

     The foregoing statements are subject to the detailed provisions of Section 102(b)(7) of the DGCL, Article 8 of the Amended and Restated Certificate of Incorporation of the Registrant and Article 8 of the By-Laws of the Registrant, as applicable.

     The foregoing discussion is qualified in its entirety by reference to the DGCL and the Registrant's Amended and Restated Certificate of Incorporation and By-Laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On July 28, 1999, the Registrant issued 5,490,734 shares of its voting common stock at a price of $14.57 per share and 1,000,000 shares of its voting common stock at a price of $20.00 per share to Brera Classic, LLC, for an aggregate offering price of $100,000,000.

     On September 15, 1998, the Registrant issued 6,631 shares of its voting common stock to Nationsbanc Capital Corp. (n/k/a BA Capital Company, L.P.) and 1,326 shares of its voting common stock to BT Capital Partners, Inc. for an aggregate offering price of approximately $30,000. On September 15, 1998 the Registrant also sold 2,653 shares of voting common stock to each of J. Merritt Belisle and Steven E. Seach for an aggregate consideration of approximately $20,000.

     On July 30, 1998, the Registrant issued 323,832 shares of its voting common stock to Austin Ventures, L.P. in exchange for 323,832 shares of its nonvoting common stock, 223,422 shares of its voting common stock to Austin Ventures III-A, L.P. in exchange for 223,422 shares of its nonvoting common stock, and 188,733 shares of its voting common stock to Austin Ventures III-B, L.P. in exchange for 188,733 shares of its nonvoting common stock and no additional consideration.

     On July 29, 1998, the Registrant issued 242,209 shares of restricted voting common stock to each of J. Merritt Belisle and Steven E. Seach under the terms of the Registrant's 1998 Restricted Stock Plan in exchange for the shares of restricted stock held by Messrs. Belisle and Seach under the Registrant's 1996 Restricted Stock Award Plan of which all shares are fully vested. While these shares of common stock were granted in exchange for no additional cash consideration, such shares are subject to a distribution threshold equal to $3.77 per share, i.e., the first $3.77 of distributions with respect to such shares is to be withheld.

     We believe that the sale and issuance of securities in all the above transactions were exempt from registration under the Securities Act by virtue of
Section 4(2) thereof, or Regulation D thereunder, as transactions by an issuer not involving a public offering. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information. In addition, the foregoing transactions were consummated without the use of underwriters and public offering documents and involved a very small number of purchasers.

     On July 14, 1998, the Registrant issued 114,000 units, consisting of $114,000,000 aggregate principal amount 13 1/4% Senior Discount Notes due 2009 and 342,000 shares of the Registrant's common stock, to Merrill, Lynch, Pierce, Fenner & Smith Incorporated as initial purchaser, the aggregate proceeds of which was $60 million.

     We believe that the sale and issuance of securities in the above transaction was exempt from registration under the Securities Act by virtue of Rule 144A, as private resales of securities to institutions. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

        EXHIBIT
          NO.
        -------
         1.1             -- Form of Underwriting Agreement (U.S. Version).
         1.2**           -- Form of Underwriting Agreement (International Version).
         2.1*            -- Securities Purchase Agreement between Classic Cable, Inc.
                            and Buford Group, Inc. dated as of May 11, 1999.
         2.2             -- Asset Purchase Agreement between Universal Cable
                            Holdings, Inc. and Star Cable Associates, dated as of
                            October 14, 1999.
         3.1*            -- Amended and Restated Certificate of Incorporation of
                            Classic Communications, Inc., dated as of October 30,
                            1995.
         3.1(b)*         -- Certificate of Amendment to Amended and Restated
                            Certificate of Incorporation of Classic Communications,
                            Inc. dated July 21, 1998.
         3.1(c)*         -- Certificate of Amendment to Amended and Restated
                            Certificate of Incorporation of Classic Communications,
                            Inc. dated July 28, 1999.
         3.1(d)          -- Form of Amended and Restated Certificate of Incorporation
                            of Classic Communications, Inc.
         3.2*            -- Amended and Restated Bylaws of Classic Communications,
                            Inc.
         3.2(b)          -- Form of Amended and Restated Bylaws of Classic
                            Communications, Inc.
         4.1**           -- Form of certificate evidencing shares of Class A common stock.
         5.1(a)**        -- Opinion of Skadden, Arps, Slate, Meagher and Flom
                            (Illinois), special counsel to Classic Communications,
                            Inc.
        10.1             -- Employment Agreement dated as of July 29, 1999 by and
                            between Classic Cable, Inc. and Ronald W. Martin.
        10.2             -- Employment Agreement dated as of July 29, 1999 by and
                            between Classic Cable, Inc. and Elizabeth Kay Manigold.

        EXHIBIT
          NO.
        -------
        10.3*            -- Employment Agreement dated as of July 28, 1999 by and
                            between Classic Communications, Inc., Classic Cable, Inc.
                            and J. Merritt Belisle.
        10.4*            -- Employment Agreement dated as of July 28, 1999 by and
                            between Classic Communications, Inc., Classic Cable, Inc.
                            and Steven E. Seach.
        10.5*            -- Credit Agreement among Classic Cable, Inc., As Borrower, the Lenders Parties thereto, Union Bank of California,
                            N.A. and Goldman Sachs Credit Partners L.P. as
                            Co-Arrangers, Goldman Sachs Credit Partners L.P., as
                            Syndication Agent and Union Bank of California, N.A., as
                            Administrative and Documentation Agent, dated as of July
                            29, 1998.
        10.6*            -- Amended and Restated Credit Agreement dated July 28, 1999 among Classic Cable, Inc., as Borrower, the Lenders
                            Parties thereto, Goldman Sachs Credit Partners, L.P., as
                            Lead Arranger and Syndication Agent, and The Chase
                            Manhattan Bank, as Documentation Agent, and Union Bank of
                            California, N.A., as Administrative Agent.
        10.7*            -- Facilities Commitment Letter, dated June 24, 1999,
                            between Classic Cable, Inc. and Goldman Sachs Credit
                            Partners L.P.
        10.8*            -- Asset Purchase Agreement dated May 14, 1998 by and
                            between Cable One, Inc. and Black Creek Communications,
                            Inc.
        10.8(b)*         -- Assignment of Asset Purchase Agreement dated June 19,
                            1998.
        10.8(c)*         -- Amendment No. 1 to Asset Purchase Agreement dated July
                            15, 1998.
        10.9*            -- 1996 Restricted Stock Award Plan of Classic
                            Communications, Inc.
        10.10*           -- 1998 Restricted Stock Award Plan of Classic
                            Communications, Inc.
        10.10(a)*        -- Restricted Stock Award Agreement dated July 29, 1998 by and between J. Merritt Belisle and Classic
                            Communications, Inc.
        10.10(b)*        -- Restricted Stock Award Agreement dated July 29, 1998 by and between Steven E. Seach and Classic Communications,
                            Inc.
        10.11*           -- Investment Agreement dated as of May 24, 1999 between
                            Brera Classic, LLC and Classic Communications, Inc.
        10.12*           -- Management and Advisory Fee Agreement dated May 24, 1999.
        10.14*           -- Stockholders' Agreement, dated as of July 28, 1999, by
                            and among Classic Communications, Inc., Brera Classic,
                            LLC and the additional parties named therein.
        10.15*           -- Registration Rights Agreement, dated as of July 28, 1999, among Classic Communications, Inc., Brera Classic, LLC,
                            and the additional parties named therein.
        10.16*           -- Purchase Agreement, dated July 21, 1999, by and among
                            Classic Cable, Inc. and Goldman, Sachs & Co., Donaldson,
                            Lufkin & Jenrette Securities Corporation and Merrill
                            Lynch, Pierce, Fenner & Smith Incorporated.
        10.17*           -- Exchange and Registration Rights Agreement, dated July
                            28, 1999, by and between Classic Cable, Inc. and Goldman,
                            Sachs & Co., Donaldson, Lufkin & Jenrette Securities
                            Corporation and Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated.
        10.18*           -- Indenture for $150,000,000 9 3/8% Senior Subordinated
                            Notes due 2009, dated as of July 28, 1999 between Classic
                            Cable, Inc., as Issuer, the Guarantors listed on Schedule
                            1 thereto, and Chase Bank of Texas, National Association,
                            as Trustee.
        10.19*           -- Form of Global 9 3/8% Senior Subordinated Note due 2009.

        EXHIBIT
          NO.
        -------
        10.20            -- Indenture dated as of July 29, 1998, for Units consisting of $114,000,000 in Aggregate Principal Amount at
                            Maturity, 13 1/4% Senior Discount Notes due 2009, by and
                            among Classic Communications, Inc., as Issuer, and Bank
                            One, N.A., as Trustee (incorporated by reference to
                            Exhibit 4.1 to Classic Communications, Inc.'s
                            Registration Statement on Form S-4 (Registration No.
                            333-63641)).
        10.21            -- Form of Global 13 1/4 Senior Discount Note due 2009
                            (incorporated by reference to Exhibit 4.2 to Classic
                            Communications, Inc.'s Registration Statement on Form S-4
                            (Registration No. 333-63641)).
        10.22            -- Registration Rights Agreement dated as of July 29, 1998, by and between Classic Communications, Inc. and Merrill
                            Lynch, Pierce, Fenner & Smith Incorporated (incorporated
                            by reference to Exhibit 4.3A to Classic Communications,
                            Inc.'s Registration Statement on Form S-4 (Registration
                            No. 333-63641)).
        10.23            -- Shareholder and Registration Rights Agreement, dated as of July 29, 1998, by and among Classic Communications,
                            Inc. and Certain Stockholders and Merrill, Lynch, Pierce,
                            Fenner & Smith Incorporated (incorporated by reference to
                            Exhibit 4.3B to Classic Communications, Inc.'s
                            Registration Statement on Form S-4 (Registration No.
                            333-63641)).
        10.24            -- Amended and Restated Registration Rights Agreement dated as of October 31, 1995, modified by Amendment No. 1
                            (dated as of October 31, 1995) and Amendment No. 2 (dated
                            as of December 27, 1995) (incorporated by reference to
                            Exhibit 4.3C to Classic Communications, Inc.'s
                            Registration Statement on Form S-4 (Registration No.
                            333-63641)).
        10.25            -- Amended and Restated Shareholders Agreement dated as of
                            October 31, 1995, modified by Amendment No. 1 (dated as
                            of October 31, 1995), Amendment No. 2 (dated as of
                            December 27, 1995) and Amendment No. 3 (dated as of
                            December 19, 1997) (incorporated by reference to Exhibit
                            4.3D to Classic Communications, Inc.'s Registration
                            Statement on Form S-4 (Registration No. 333-63641)).
        10.26            -- First Supplemental Indenture, dated as of July 28, 1999, between Classic Cable, Inc., as Issuer, the Subsidiary
                            Guarantors named thereon, as Guarantors, and Chase Bank
                            of Texas, National Association, as Trustee (incorporated
                            by reference to Exhibit 4.4 to Classic Communications,
                            Inc.'s Registration Statement on Form S-4 (Registration
                            No. 333-63641)).
        10.27**          -- Form of Amendment to Stockholders' Agreement, dated as of
                            July 28, 1999, by and among Classic Communications, Inc.,
                            Brera Classic, LLC and the additional parties named
                            therein.
        10.28**          -- Form of Amendment No. 3 to Amended and Restated
                            Registration Rights Agreement dated as of October 31,
                            1995, as modified.
        10.29**          -- 1999 Omnibus Stock Incentive Plan of Classic
                            Communications, Inc.
        21.1*            -- Subsidiaries of Classic Communications, Inc.
        23.1             -- Consent of Ernst & Young LLP.
        23.2             -- Consent of KPMG LLP.
        23.3             -- Consent of PricewaterhouseCoopers LLP

        EXHIBIT
          NO.
        -------
        23.4             -- Consent of PricewaterhouseCoopers LLP
        23.5**           -- Consent of Skadden, Arps, Slate, Meagher and Flom
                            (Illinois) (included in Exhibit 5.1).
        24.1             -- Powers of Attorney (included as part of signature page of this Registration Statement).

---------------

 * Incorporated by reference to the identically numbered Exhibit to Classic Communications, Inc.'s Registration Statement on Form S-4 (Registration No. 333-63641).

** To be filed by amendment.

     b. Financial Statement Schedules.

     The following appear after the signature page of this Registration
Statement:

Report of Independent Public Accountants on Financial Statement Schedules

                                                                          PAGE
SCHEDULE                            DESCRIPTION                           NO.
--------                            -----------                           ----
  S-1       Condensed Financial Information of Classic Communications,
            Inc. stand alone.                                             S-1

     All other schedules are omitted because the required information is included in the Consolidated Financial Statements or the Notes thereto or is otherwise inapplicable.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time was it declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on the 19th day of October, 1999.

                                            CLASSIC COMMUNICATIONS, INC.

                                            By:    /s/ STEVEN E. SEACH
                                              ----------------------------------
                                                       Steven E. Seach
                                                President and Chief Financial
                                                            Officer

                               POWER OF ATTORNEY

     We the undersigned directors and officers of Classic Communications, Inc., do hereby constitute and appoint Steven E. Seach and J. Merritt Belisle our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                /s/ ALBERTO CRIBIORE                   Chairman of the Board         October 19, 1999
-----------------------------------------------------
                  Alberto Cribiore

               /s/ J. MERRITT BELISLE                  Chief Executive Officer and   October 19, 1999
-----------------------------------------------------    Director (Principal
                 J. Merritt Belisle                      Executive Officer)

                 /s/ STEVEN E. SEACH                   President and Chief           October 19, 1999
-----------------------------------------------------    Financial Officer and a
                   Steven E. Seach                       Director (Principal
                                                         Financial Officer and
                                                         Principal Accounting
                                                         Officer)

                  /s/ LISA A. HOOK                     Director                      October 19, 1999
-----------------------------------------------------
                    Lisa A. Hook

                   /s/ DAVID WEBB                      Director                      October 19, 1999
-----------------------------------------------------
                     David Webb

                  /s/ MARTIN PAYSON                    Director                      October 19, 1999
-----------------------------------------------------
                    Martin Payson

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Classic Communications, Inc.

     In our opinion, the 1998 and 1997 information set forth in the accompanying condensed financial statement schedule of Classic Communications, Inc. (parent company only) is fairly stated, in all material respects, in relation to the consolidated financial statements of Classic Communications, Inc. and subsidiaries from which it has been derived. This condensed financial statement schedule is the responsibility of the Company's management; our responsibility is to express an opinion on the schedule based on our audits. We conducted our audits of the consolidated financial statements of Classic Communications, Inc. and subsidiaries in accordance with generally accepted auditing standards; and in our report dated October 14, 1999, we expressed an unqualified opinion on those financial statements.

PricewaterhouseCoopers LLP

Austin, Texas
October 14, 1999

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                          CLASSIC COMMUNICATIONS, INC.

                            CONDENSED BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31
                                                              ----------------------------
                                                                  1998            1997
                                                                  ----            ----
Cash and cash equivalents...................................  $         --    $         --
Investment in and advances to affiliates....................    13,142,000      16,339,000
Deferred financing costs, net...............................     2,465,000              --
                                                              ------------    ------------
          Total assets......................................  $ 15,607,000    $ 16,339,000
                                                              ============    ============

                       LIABILITIES, REDEEMABLE PREFERRED STOCK AND
                                  STOCKHOLDERS' DEFICIT
Liabilities:
  Accrued interest..........................................  $         --    $     90,000
  Subordinated debt.........................................            --       4,023,000
  Long-term debt............................................    62,038,000              --
  Deferred taxes, net.......................................        51,000              --
  Amounts due from subsidiary...............................       306,000              --
                                                              ------------    ------------
          Total liabilities.................................    62,395,000       4,113,000
  15% PIK Redeemable Senior Preferred Stock.................            --       5,978,000
  15% PIK Redeemable Junior Preferred Stock.................            --      19,434,000
  Common stock, Voting......................................        17,000           6,000
  Common stock, Nonvoting...................................        15,000          22,000
  Paid in capital...........................................    30,464,000      33,405,000
  Unearned compensation.....................................    (1,920,000)     (2,118,000)
  Accumulated deficit.......................................   (75,364,000)    (44,501,000)
                                                              ------------    ------------
          Total stockholders' deficit.......................   (46,788,000)    (13,186,000)
                                                              ------------    ------------
          Total liabilities, redeemable preferred stock and
            stockholders' deficit...........................  $ 15,607,000    $ 16,339,000
                                                              ============    ============

                          CLASSIC COMMUNICATIONS, INC.

                       CONDENSED STATEMENTS OF OPERATIONS

                                                         YEARS ENDED DECEMBER 31
                                               --------------------------------------------
                                                   1998            1997            1996
                                                   ----            ----            ----
Interest expense.............................  $ (3,754,000)   $   (539,000)   $   (469,000)
Interest in loss of subsidiary...............   (26,700,000)    (13,787,000)    (12,866,000)
                                               ------------    ------------    ------------
Loss before taxes............................   (30,454,000)    (14,326,000)    (13,335,000)
Income tax benefit (expense).................      (409,000)        197,000         169,000
                                               ------------    ------------    ------------
Net loss.....................................  $(30,863,000)   $(14,129,000)   $(13,166,000)
                                               ============    ============    ============

                          CLASSIC COMMUNICATIONS, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                            YEARS ENDED DECEMBER 31
                                                    ---------------------------------------
                                                       1998          1997          1996
                                                       ----          ----          ----
Cash from operations..............................  $   265,000    $     --    $     85,000
Investing activities
  Capital contribution to subsidiary..............  (22,764,000)         --              --
                                                    -----------    --------    ------------
Net cash used in investing activities.............  (22,764,000)         --              --
Financing activities
  Expenses related to equity financings...........           --          --         (85,000)
  Proceeds from long-term debt....................   59,981,000          --              --
  Repayments of long-term debt....................      (16,000)         --              --
  Repayment of subordinated indebtedness..........   (4,458,000)         --              --
  Repayment of promissory notes...................     (650,000)         --              --
  Redemption of preferred stock...................  (29,756,000)         --              --
  Financing costs.................................   (2,527,000)         --              --
  Sale of common stock............................       50,000          --              --
  Repurchase of common stock......................     (125,000)         --              --
                                                    -----------    --------    ------------
Net cash provided by (used in) financing
  activities......................................   22,499,000          --         (85,000)
Net change in cash................................           --          --              --
                                                    -----------    --------    ------------
Cash and cash equivalents at beginning of year....           --          --              --
                                                    -----------    --------    ------------
Cash and cash equivalents at end of year..........  $        --    $     --    $         --
                                                    ===========    ========    ============
All 1997 activity related to non cash items.

                          CLASSIC COMMUNICATIONS, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. BASIS OF PRESENTATION

     In the parent company-only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings (losses) of subsidiaries since the date of acquisition, plus advances to, and less payments from, subsidiaries. The parent company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

2. LONG-TERM DEBT

     Balance of amounts outstanding under the Company's debt agreement is as follows (in thousands):

                                                                  DECEMBER 31
                                                              -------------------
                                                                1998       1997
                                                                ----       ----
13.25% Senior Discount Notes................................  $114,000   $     --
  Unamortized discount......................................   (51,962)        --
                                                              --------   --------
                                                              $ 62,038   $     --
                                                              ========   ========

     In July 1998, the Company issued $114.0 million of 13.25% Senior Discount Notes due 2009. Net of the applicable discounts and the fair value of the common stock sold along with the Senior Discount Notes, proceeds from this issue were $60.0 million. Interest payments on the Senior Discount Notes do not commence until 2004.

     The Senior Discount Notes were sold in units that consisted of a $1,000 note and three shares of common stock of the Company. Shares issued in connection with the offering totaled 342,000. Proceeds of $3.77 per share were allocated to the sale of the shares. A discount of $1.3 million was recorded in connection with common stock issued. This per share amount represents the fair value of the stock as of the date of the offering.

     The 1998 Credit Agreement of Classic Cable is collateralized by essentially all the assets of Classic Cable. The Company has no operations of its own. Consequently, it will rely on dividends and cash flow of Classic Cable to meet its debt service obligations. The terms of the Credit Agreement restrict certain activities of Classic Cable, including the incurrence of additional indebtedness and the payment of certain dividends. Accordingly, substantially all the assets and operations of Classic Cable are restricted as to transfer to the Company and may not be available for dividends and/or debt service of the Company.

3. SUBORDINATED DEBT

     Subordinated debt consisted of the following (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1997
                                                               ----      ----
7.5% Junior Subordinated Promissory Notes(A)................  $   --    $  295
15% Senior Subordinated Promissory Note (B).................      --     3,727
                                                              ------    ------
                                                              $   --    $4,023
                                                              ======    ======

---------------

(A) The Junior Subordinated Promissory Notes (the "Interest Notes") bore interest at 7.5% per annum. The Interest Notes had no required principal payments other than upon maturity on July 7, 2002. The interest on the Interest Notes was deferred until maturity. The Interest Notes and accrued interest were paid in full in July 1998.

(B) The Senior Subordinated Promissory Note (the "Senior Note") bore interest at 15% per annum, payable quarterly in arrears unless paid in kind ("PIK") through the issuance of new Senior Notes (the "PIK Notes") incorporating the same terms as the Senior Note. All principal and deferred interest under the Senior and PIK Notes was due on December 31, 2007. The Senior Note, the PIK Notes and accrued interest was paid in full in July 1998.

                                  EXHIBIT LIST

        EXHIBIT
          NO.                                        NAME
        -------                                      ----
         1.1             -- Form of Underwriting Agreement (U.S. Version).
         1.2**           -- Form of Underwriting Agreement (International Version).
         2.1*            -- Securities Purchase Agreement between Classic Cable, Inc.
                            and Buford Group, Inc. dated as of May 11, 1999.
         2.2             -- Asset Purchase Agreement between Universal Cable
                            Holdings, Inc. and Star Cable Associates, dated as of
                            October 14, 1999.
         3.1*            -- Amended and Restated Certificate of Incorporation of
                            Classic Communications, Inc., dated as of October 30,
                            1995.
         3.1(b)*         -- Certificate of Amendment to Amended and Restated
                            Certificate of Incorporation of Classic Communications,
                            Inc. dated July 21, 1998.
         3.1(c)*         -- Certificate of Amendment to Amended and Restated
                            Certificate of Incorporation of Classic Communications,
                            Inc. dated July 28, 1999.
         3.1(d)          -- Form of Amended and Restated Certificate of Incorporation
                            of Classic Communications, Inc.
         3.2*            -- Amended and Restated Bylaws of Classic Communications,
                            Inc.
         3.2(b)          -- Form of Amended and Restated Bylaws of Classic
                            Communications, Inc.
         4.1**           -- Form of certificate evidencing shares of Class A common stock.
         5.1(a)**        -- Opinion of Skadden, Arps, Slate, Meagher and Flom
                            (Illinois), special counsel to Classic Communications,
                            Inc.
        10.1             -- Employment Agreement dated as of July 29, 1999 by and
                            between Classic Cable, Inc. and Ronald W. Martin.
        10.2             -- Employment Agreement dated as of July 29, 1999 by and
                            between Classic Cable, Inc. and Elizabeth Kay Monigold.
        10.3*            -- Employment Agreement dated as of July 28, 1999 by and
                            between Classic Communications, Inc., Classic Cable, Inc.
                            and J. Merritt Belisle.
        10.4*            -- Employment Agreement dated as of July 28, 1999 by and
                            between Classic Communications, Inc., Classic Cable, Inc.
                            and Steven E. Seach.
        10.5*            -- Credit Agreement among Classic Cable, Inc., As Borrower, the Lenders Parties thereto, Union Bank of California,
                            N.A. and Goldman Sachs Credit Partners L.P. as
                            Co-Arrangers, Goldman Sachs Credit Partners L.P., as
                            Syndication Agent and Union Bank of California, N.A., as
                            Administrative and Documentation Agent, dated as of July
                            29, 1998.
        10.6*            -- Amended and Restated Credit Agreement dated July 28, 1999 among Classic Cable, Inc., as Borrower, the Lenders
                            Parties thereto, Goldman Sachs Credit Partners, L.P., as
                            Lead Arranger and Syndication Agent, and The Chase
                            Manhattan Bank, as Documentation Agent, and Union Bank of
                            California, N.A., as Administrative Agent.
        10.7*            -- Facilities Commitment Letter, dated June 24, 1999,
                            between Classic Cable, Inc. and Goldman Sachs Credit
                            Partners L.P.
        10.8*            -- Asset Purchase Agreement dated May 14, 1998 by and
                            between Cable One, Inc. and Black Creek Communications,
                            Inc.
        10.8(b)*         -- Assignment of Asset Purchase Agreement dated June 19,
                            1998.
        10.8(c)*         -- Amendment No. 1 to Asset Purchase Agreement dated July
                            15, 1998.
        10.9*            -- 1996 Restricted Stock Award Plan of Classic
                            Communications, Inc.
        10.10*           -- 1998 Restricted Stock Award Plan of Classic
                            Communications, Inc.

        EXHIBIT
          NO.                                        NAME
        -------                                      ----
        10.10(a)*        -- Restricted Stock Award Agreement dated July 29, 1998 by and between J. Merritt Belisle and Classic
                            Communications, Inc.
        10.10(b)*        -- Restricted Stock Award Agreement dated July 29, 1998 by and between Steven E. Seach and Classic Communications,
                            Inc.
        10.11*           -- Investment Agreement dated as of May 24, 1999 between
                            Brera Classic, LLC and Classic Communications, Inc.
        10.12*           -- Management and Advisory Fee Agreement dated May 24, 1999.
        10.14*           -- Stockholders' Agreement, dated as of July 28, 1999, by
                            and among Classic Communications, Inc., Brera Classic,
                            LLC and the additional parties named therein.
        10.15*           -- Registration Rights Agreement, dated as of July 28, 1999, among Classic Communications, Inc., Brera Classic, LLC,
                            and the additional parties named therein.
        10.16*           -- Purchase Agreement, dated July 21, 1999, by and among
                            Classic Cable, Inc. and Goldman, Sachs & Co., Donaldson,
                            Lufkin & Jenrette Securities Corporation and Merrill
                            Lynch, Pierce, Fenner & Smith Incorporated.
        10.17*           -- Exchange and Registration Rights Agreement, dated July
                            28, 1999, by and between Classic Cable, Inc. and Goldman,
                            Sachs & Co., Donaldson, Lufkin & Jenrette Securities
                            Corporation and Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated.
        10.18*           -- Indenture for $150,000,000 9 3/8% Senior Subordinated
                            Notes due 2009, dated as of July 28, 1999 between Classic
                            Cable, Inc., as Issuer, the Guarantors listed on Schedule
                            1 thereto, and Chase Bank of Texas, National Association,
                            as Trustee.
        10.19*           -- Form of Global 9 3/8% Senior Subordinated Note due 2009.
        10.20            -- Indenture dated as of July 29, 1998, for Units consisting of $114,000,000 in Aggregate Principal Amount at
                            Maturity, 13 1/4% Senior Discount Notes due 2009, by and
                            among Classic Communications, Inc., as Issuer, and Bank
                            One, N.A., as Trustee (incorporated by reference to
                            Exhibit 4.1 to Classic Communications, Inc.'s
                            Registration Statement on Form S-4 (Registration No.
                            333-63641)).
        10.21            -- Form of Global 13 1/4 Senior Discount Note due 2009
                            (incorporated by reference to Exhibit 4.2 to Classic
                            Communications, Inc.'s Registration Statement on Form S-4
                            (Registration No. 333-63641)).
        10.22            -- Registration Rights Agreement dated as of July 29, 1998, by and between Classic Communications, Inc. and Merrill
                            Lynch, Pierce, Fenner & Smith Incorporated (incorporated
                            by reference to Exhibit 4.3A to Classic Communications,
                            Inc.'s Registration Statement on Form S-4 (Registration
                            No. 333-63641)).
        10.23            -- Shareholder and Registration Rights Agreement, dated as of July 29, 1998, by and among Classic Communications,
                            Inc. and Certain Stockholders and Merrill, Lynch, Pierce,
                            Fenner & Smith Incorporated (incorporated by reference to
                            Exhibit 4.3B to Classic Communications, Inc.'s
                            Registration Statement on Form S-4 (Registration No.
                            333-63641)).

        EXHIBIT
          NO.                                        NAME
        -------                                      ----
        10.24            -- Amended and Restated Registration Rights Agreement dated as of October 31, 1995, modified by Amendment No. 1
                            (dated as of October 31, 1995) and Amendment No. 2 (dated
                            as of December 27, 1995) (incorporated by reference to
                            Exhibit 4.3C to Classic Communications, Inc.'s
                            Registration Statement on Form S-4 (Registration No.
                            333-63641)).
        10.25            -- Amended and Restated Shareholders Agreement dated as of
                            October 31, 1995, modified by Amendment No. 1 (dated as
                            of October 31, 1995), Amendment No. 2 (dated as of
                            December 27, 1995) and Amendment No. 3 (dated as of
                            December 19, 1997) (incorporated by reference to Exhibit
                            4.3D to Classic Communications, Inc.'s Registration
                            Statement on Form S-4 (Registration No. 333-63641)).
        10.26            -- First Supplemental Indenture, dated as of July 28, 1999, between Classic Cable, Inc., as Issuer, the Subsidiary
                            Guarantors named thereon, as Guarantors, and Chase Bank
                            of Texas, National Association, as Trustee (incorporated
                            by reference to Exhibit 4.4 to Classic Communications,
                            Inc.'s Registration Statement on Form S-4 (Registration
                            No. 333-63641)).
        10.27**          -- Form of Amendment to Stockholders' Agreement, dated as of
                            July 28, 1999, by and among Classic Communications, Inc.,
                            Brera Classic, LLC and the additional parties named
                            therein.
        10.28**          -- Form of Amendment No. 3 to Amended and Restated
                            Registration Rights Agreement dated as of October 31,
                            1995, as modified.
        10.29**          -- 1999 Omnibus Stock Incentive Plan of Classic
                            Communications, Inc.
        21.1*            -- Subsidiaries of Classic Communications, Inc.
        23.1             -- Consent of Ernst & Young LLP.
        23.2             -- Consent of KPMG LLP.
        23.3             -- Consent of PricewaterhouseCoopers LLP
        23.4             -- Consent of PricewaterhouseCoopers LLP
        23.5**           -- Consent of Skadden, Arps, Slate, Meagher and Flom
                            (Illinois) (included in Exhibit 5.1).
        24.1             -- Powers of Attorney (included as part of signature page of this Registration Statement).

---------------

 * Incorporated by reference to the identically numbered Exhibit to Classic Communications, Inc.'s Registration Statement on Form S-4 (Registration No. 333-63641).

** To be filed by amendment.